中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

30th August 2002

02049764

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
<u>Rule 12g3-2(b) File No.82-34675</u>

We enclose the following documents for your attention :

1. The Monthly Return on Movement of Listed Equity Securities filed by the Company with the Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 31st July 2002.
2. A bundle of the notices filed with the HKSE pursuant to the Securities (Disclosure of Interests) Ordinance (the "SDI Notices") dated 26th July 2002.
3. A bundle of the amended SDI Notices dated 26th July 2002.
4. A bundle of the SDI Notices dated 26th August 2002.
5. A bundle of press announcements published by the Company since the submission of its application for exemption under Rule 12g3-2(b) dated 11th June 2002 (the "Exemption Application").
6. A bundle of the documents filed by the Company with the Companies Registry in Hong Kong since its Exemption Application.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

dw 9/6

.../2

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675

Monthly Return On Movement of Listed Equity Securities 02 SEP

(For the month ended : 31st July 2002)

To: E-Business & Information Services of Hong Kong Exchanges and Clearing Ltd.
Fax No: 2521 7072

From: BOC Hong Kong (Holdings) Limited
(Name of Company)

Jason C. W. Yeung
(Name of Responsible Official)

Tel No: 2846 2700

Date: 2nd August 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: √
2. Preference shares:
3. Other classes of shares: please specify: ______
4. Warrants: please specify: ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ Other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	NA *	-	-
Increase/(Decrease) (EGM approval date): (______)	NA	-	-
Balance at close of the month	20,000,000,000	5.00	100,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	NA *	Nil	Nil
Increase/(Decrease) during the month:	NA	Nil	Nil
Balance at close of the month:	10,572,780,266	Nil	Nil

* *Shares commenced trading on the Stock Exchange on 25th July 2002.*

(D) Details of Movement

*Please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Ordinary shares Exercise Price: HK$ 2. Ordinary shares Exercise price: HK$ 3. Ordinary shares Exercise Price: HK$ 4. Ordinary shares Exercise price: HK$	NA				Nil	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____________ *Subscription price:* HK$__________ 2. ____________ *Subscription price:* HK$__________	NA				Nil	
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____________ Convertible price: HK$ __________	NA				Nil	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and allotment Date:				
Placing	Price:	Issue and allotment Date:			Nil	
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date:				
Repurchase of share		Cancellation Date:				
Redemption of share		Redemption Date:				
Consideration issue	Price:	Issue and allotment Date:				
Others (Please specify)	Price:	Issue and allotment Date:				
Total No. of ordinary shares/preference shares/other classes of shares Increased/(decreased) during the month:						-

Remarks: ____________________

____

Authorised Signatory:

Name : Jason C. W. Yeung

Title : Company Secretary

Notes:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CS1-001

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

02 SEP -3

File No. 82-34675

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS ORDINARY DESCRIPTION BY NOMINAL VALUE HK$5.00@

(3) Identification of corporation making disclosure

FULL NAME BANK OF CHINA BUSINESS REGISTRATION NO. 1000001000134

ADDRESS OF REGISTERED OFFICE 1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG NIL

PLACE OF INCORPORATION PEOPLE'S REPUBLIC OF CHINA LISTED ON SEHK ~~Yes~~ / No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First) LEE YIM CONTACT PHONE NO. 28462700

(4) Information disclosed pursuant to Part II of the Ordinance.

	DAY	MONTH	YEAR
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.	25	07	02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☑ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 8,292,345,266

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. N/A

Note: Please also fill in Page 2 for the completion of this disclosure.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
BOC HONG KONG (BVI) LIMITED	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI.	6,894,770,204
HUA CHIAO COMMERCIAL LIMITED	92 DES VOEUX ROAD CENTRAL, HONG KONG.	1,379,575,062

SEE CONTINUATION SHEET 1

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
BOC HONG KONG (BVI) LIMITED	N/A	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI.	6,550,005,203
HUA CHIAO COMMERCIAL LIMITED	N/A	12/F BANK OF CHINA TOWER, 1 GARDEN ROAD, CENTRAL, HONG KONG	1,379,575,062
LIU MINGKANG	D.0050892	BUILDING NO.3-602, LINGJING XIAOQU WEST DISTRICT, BEIJING, PRC.	1

SEE CONTINUATION SHEET 2

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: LIU MINGKANG

Position held at the company: CHAIRMAN

Signature:

Date: 26 07 02
Day Month Year

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

CF002-5/91

CONTINUATION SHEET 1

(7)

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
BANK OF CHINA GROUP INSURANCE COMPANY LIMITED	9/F, WING ON HOUSE, 71 DES VOEUX ROAD, CENTRAL, HONG KONG..	9,000,000
BANK OF CHINA GROUP LIFE ASSURANCE COMPANY LIMITED	33/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG.	9,000,000

CONTINUATION SHEET 2

(8)

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
HKSCC NOMINEES LIMITED	N/A	2/F, VICWOOD PLAZA, 199 DES VOEUX ROAD, CENTRAL, HONG KONG.	362,765,000

Ref. No.: CS2-001

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: BOC HONG KONG (HOLDINGS) LIMITED — STOCK CODE: 2388

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HK$ — CLASS: ORDINARY — DESCRIPTION BY NOMINAL VALUE: HK$5.00@

(3) Identification of corporation making disclosure

FULL NAME: BOC HONG KONG (GROUP) LIMITED — BUSINESS REGISTRATION NO.: 32086268-000-09-01-2

ADDRESS OF REGISTERED OFFICE: 52ND FLOOR, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG: - SAME -

PLACE OF INCORPORATION: ~~HONG KONG~~ — LISTED ON SEHK: ~~Yes~~ / No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): LEE YIM — CONTACT PHONE NO.: 28462700

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 25 MONTH 07 YEAR 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☑ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 6,894,770,204

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. N/A

Note: Please also fill in Page 2 for the completion of this disclosure.

File No. 82-34675

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
BOC HONG KONG (BVI) LIMITED	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN,	6,894,770,204
	TORTOLA, BVI.	

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
BOC HONG KONG (BVI) LIMITED	N/A	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN,	6,550,005,203
		TORTOLA, BVI.	
LIU MINGKANG	D.0050892	BUILDING NO.3-602, LINGJING XIAOQU WEST DISTRICT, BEIJING,	1
SEE CONTINUATION SHEET 1.		PRC.	

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: LIU MINGKANG

Position held at the company: DIRECTOR

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 26 (Day) 07 (Month) 02 (Year)

CF002-5/91

CONTINUATION SHEET 1

(8)

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
HKSCC NOMINEES LIMITED	N/A	2/F, VICWOOD PLAZA, 199 DES VOEUX ROAD, CENTRAL, HONG KONG.	344,765,000

File No. 82-34675

Ref. No.: CS3-001

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: BOC HONG KONG (HOLDINGS) LIMITED   STOCK CODE: 2388

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

Relevant share capital in listed company to which notification relates: CURRENCY: HK$ CLASS: ORDINARY   DESCRIPTION BY NOMINAL VALUE: HK$5.00@

Identification of corporation making disclosure

FULL NAME: BOC HONG KONG (BVI) LIMITED   BUSINESS REGISTRATION NO.: N/A

ADDRESS OF REGISTERED OFFICE: ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG: N/A

PLACE OF INCORPORATION: BRITISH VIRGIN ISLANDS   LISTED ON SEHK: ~~Yes~~ / No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): LEE YIM   CONTACT PHONE NO.: 28462700

Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 25 MONTH 07 YEAR 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☑ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐

Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 6,894,770,204

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. N/A

e: Please also fill in Page 2 for the completion of this disclosure.

If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

AILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
C HONG KONG (BVI) LIMITED	N/A	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN,	6,550,005,203
		TORTOLA, BVI.	
U MINGKANG	D.0050892	BUILDING NO.3-602, LINGJING XIAOQU WEST DISTRICT, BEIJING,	1
SEE CONTINUATION SHEET 1.		PRC.	

ase continue on separate sheet if insufficient space available.)

HORIZED SIGNATORY

name: LIU MINGKANG

Position held at the company: DIRECTOR

re signing this notice form, the signatory should make sure all the information disclosed herein is correct, the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 26 01 03
Day Month Year

YOU .
STATEL

CONTINUATION SHEET 1

(8)

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
HKSCC NOMINEES LIMITED	N/A	2/F, VICWOOD PLAZA, 199 DES VOEUX ROAD, CENTRAL, HONG KONG.	344,765,000

Ref. No.: CS4-001

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

File No. 82-34675

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: BOC HONG KONG (HOLDINGS) LIMITED — STOCK CODE: 2388

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HK$ — CLASS: ORDINARY — DESCRIPTION BY NOMINAL VALUE: HK$5.00

(3) Identification of corporation making disclosure

FULL NAME: HUA CHIAO COMMERCIAL LIMITED — BUSINESS REGISTRATION NO. 01281924-000-04-02-8

ADDRESS OF REGISTERED OFFICE: 12/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, CENTRAL, HONG KONG.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG: - SAME -

PLACE OF INCORPORATION: HONG KONG — LISTED ON SEHK: ~~Yes~~ / No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): LEE YIM — CONTACT PHONE NO.: 28462700

(4) Information disclosed pursuant to Part II of the Ordinance.

	DAY	MONTH	YEAR
(a) DATE event or change of circumstances took place giving rise to this duty of disclosure.	25	07	02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)]: 1 ☐ 2 ☑ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 1,379,575,062

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. N/A

Note: Please also fill in Page 2 for the completion of this disclosure.

5) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
HUA CHIAO COMMERCIAL LIMITED	N/A	12/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, CENTRAL, HONG KONG.	1,379,575,062

ease continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: CHIU Man Ming and CHAN Yiu Fai

Position held at the company: Director

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 26 07 03
Day Month Year

002-5/91

Ref. No.: D1-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) LIU MINGKANG ~~HKID~~/Passport No. D.0050892 CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES	1,735,200	05/07/02	PLEASE SEE THE	HK$8.50	HK$1.00
	OF HK$5.00 @		/ /	ATTACHED SCHEDULE		
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]
LIU MINGKANG

Date: 26 Day 7 Month 2002 Year

CP001-6/91

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO 24/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO 24/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO 24/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO 24/07/2012

Ref. No.: D2-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME: BOC HONG KONG (HOLDINGS) LIMITED — STOCK CODE: 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first): SUN CHANGJI — ~~HKID~~/Passport No.: S.0235803 — CONTACT PHONE NO.: 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. — ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR: N/A

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

	... No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES OF HK$5.00 @	1,590,600	05/07/02	PLEASE SEE THE ATTACHED SCHEDULE	HK$ 8.50	HK$1.00
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]
SUN CHANGJI

Date: 26 (Day) 7 (Month) 2002 (Year)

CP401-0191

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO 24/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO 24/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO 24/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO 24/07/2012

Ref. No.: D3-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

File No. 82-34675

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) LIU JINBAO HKID/~~Passport No.~~ P737547(A) CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to the duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES	1,735,200	05/07/02	PLEASE SEE THE	HK$8.50	HK$1.00
	OF HK$5.00 @		/ /	ATTACHED SCHEDULE		
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: 刘金宝

LIU JINBAO

Date: 26 (Day) 7 (Month) 2002 (Year)

GP001-6/93

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO 24/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO 24/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO 24/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO 24/07/2012

Ref. No.: D4-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) PING YUE ~~HKID~~/Passport No. S.0188889 CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

File No. 82-34075

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
				☐	☐	/ /	
N/A				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES	1,446,000	05/07/02	PLEASE SEE THE	HK$ 8.50	HK$1.00
	OF HK$5.00 @		/ /	ATTACHED SCHEDULE		
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]
PING YUE

Date: 26 Day 7 Month 2002 Year

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO 24/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO 24/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO 24/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO 24/07/2012

Ref. No.: D5-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) HUA QINGSHAN ~~HKID~~/Passport No. S.0177680 CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. N/A

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

File No. 82-34675

Note: Please also fill in Page 2 for the completion of this disclosure.

PAGE 2

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES	1,446,000	05/07/02	PLEASE SEE THE	HK$8.50	HK$1.00
	OF HK$5.00 @		/ /	ATTACHED SCHEDULE		
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: HUA QINGSHAN

Date: 26 (Day) 7 (Month) 2002 (Year)

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO 24/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO 24/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO 24/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO 24/07/2012

File No. 82-34675

Ref. No.: D6-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) LI ZAOHANG ~~HKID~~/Passport No. D.0064872 CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES	1,446,000	05/07/02	PLEASE SEE THE	HK$ 8.50	HK$1.00
	OF HK$5.00 @		/ /	ATTACHED SCHEDULE		
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]
LI ZAOHANG

Date: 26 Day 7 Month 2002 Year

CF101-4/91

arising out of any of the

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO 24/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO 24/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO 24/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO 24/07/2012

Ref. No.: D7-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) HE GUANGBEI ~~HKID~~/Passport No. S.0239422 CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 2 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

File No. 82-34675

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES	1,446,000	05/07/02	PLEASE SEE THE	HK$8.50	HK$1.00
	OF HK$5.00 @		/ /	ATTACHED SCHEDULE		
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

HE GUANGBEI

Date: 29 Day 07 Month 02 Year

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO 24/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO 24/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO 24/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO 24/07/2012

Ref. No.: D8-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) ZHOU ZAIQUN ~~HKID~~/Passport No. S.0217181 CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

File No. 82-34675

Note: Please also fill in Page 2 for the completion of this disclosure.

PAGE 2

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES OF HK$5.00 @	1,446,000	05/07/02	PLEASE SEE THE ATTACHED SCHEDULE	HK$8.50	HK$1.00
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: 周载群
ZHOU ZAIQUN

Date: 26 (Day) 7 (Month) 2002 (Year)

CP(101) 8/91

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO 24/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO 24/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO 24/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO 24/07/2012

File No. 82-34675

Ref. No.: D9-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) ZHANG YANLING ~~HKID~~/Passport No. S.0178084 CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to the duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 2 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES	1,446,000	05/07/02	PLEASE SEE THE	HK$8.50	HK$1.00
	OF HK$5.00 @		/ /	ATTACHED SCHEDULE		
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

ease continue on separate sheet if insufficient space available.)

ore signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature] ZHANG YANLING

Date: 26 Day 07 Month 02 Year

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO 24/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO 24/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO 24/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO 24/07/2012

Ref. No.: D10-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

File No. 82-34675

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) CHIA PEI-YUAN ~~HKID~~/Passport No. 140960367 CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
NIL				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
NIL			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]
CHIA PEI-YUAN

Date: 24 Day 07 Month 02 Year

CP001-5/91

Ref. No.: D11-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

File No. 82-34675

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) FUNG VICTOR KWOK KING HKID/~~Passport No.~~ B928347(7) CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
NIL				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
NIL			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]
FUNG VICTOR KWOK KING

Date: 26 Day 7 Month 2002 Year

CP001-6/91

File No. 82-34675

Ref. No.: D12-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) SHAN WEIJIAN HKID/~~Passport No.~~ P290743(0) CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☐ 2 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
NIL				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
NIL			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]
SHAN WEIJIAN

Date: 26 (Day) 7 (Month) 2002 (Year)

Ref. No.: D13-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) TUNG CHEE CHEN HKID/~~Passport No.~~ A951930(3) CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
NIL				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
NIL			/ /			
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]
TUNG CHEE CHEN

Date: 26 Day 7 Month 2002 Year

CP081-6/91

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES OF HK$5.00 @	1,735,200	05/07/02	PLEASE SEE THE ATTACHED SCHEDULE	HK$8.50	HK$1.00
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature] LIU MINGI

Date: 26 Day 7 Month 2002 Year

CP001-6/91

AMENDED

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO ~~24/07/2012~~ 04/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO ~~24/07/2012~~ 04/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO ~~24/07/2012~~ 04/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO ~~24/07/2012~~ 04/07/2012

AMENDED

PAGE 1

02 SEP -3 9:

File No. 82-34675

Ref. No.: D1-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) LIU MINGKANG ~~HKID~~/Passport No. D.0050892 CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 2 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

HONG KONG EXCHANGES AND CLEARING LIMITED 香港交易及結算所有限公司 收發處

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

Ref. No.: D2-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

AMENDED

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) SUN CHANGJI ~~HKID~~/Passport No. S.0235803 CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES	1,590,600	05/07/02	PLEASE SEE THE	HK$8.50	HK$1.00
	OF HK$5.00 @		/ /	ATTACHED SCHEDULE		
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

SUN CHA I

Date: 26 (Day) 7 (Month) 2002 (Year)

GP001-6/91

AMENDED

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO ~~24/07/2012~~ 04/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO ~~24/07/2012~~ 04/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO ~~24/07/2012~~ 04/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO ~~24/07/2012~~ 04/07/2012

Ref. No.: D3-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

AMENDED
PAGE 1

File No. 82-34675

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) LIU JINBAO HKID/~~Passport No.~~ P737547(A) CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

HONG KONG EXCHANGES AND CLEARING LIMITED 香港交易及結算所有限公司 收貨章

HONG KONG EXCHANGES AND CLEARING LIMITED 香港交易及結算所有限公司 收貨章

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES	1,735,200	05/07/02	PLEASE SEE THE	HK$8.50	HK$1.00
	OF HK$5.00 @		/ /	ATTACHED SCHEDULE		
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: 刘金宝
LIU JINBAO

Date: 26 Day 7 Month 2002 Year

CP001-8/91

AMENDED

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO ~~24/07/2012~~ 04/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO ~~24/07/2012~~ 04/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO ~~24/07/2012~~ 04/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO ~~24/07/2012~~ 04/07/2012

File No. 82-34675

AMENDED

Ref. No.: D4-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

PAGE 1

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) PING YUE ~~HKID~~/Passport No. S.0188889 CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. N/A

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 2 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A							
				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES	1,446,000	05/07/02	PLEASE SEE THE	HK$ 8.50	HK$1.00
	OF HK$5.00 @		/ /	ATTACHED SCHEDULE		
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]
PING Y

Date: 26 Day 7 Month 02 Year

CPD01-6/91

AMENDED

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO ~~24/07/2012~~ 04/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO ~~24/07/2012~~ 04/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO ~~24/07/2012~~ 04/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO ~~24/07/2012~~ 04/07/2012

AMENDED

Ref. No.: D5-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) HUA QINGSHAN ~~HKID~~/Passport No. S.0177680 CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

HONG KONG EXCHANGES AND CLEARING LIMITED 香港交易及結算所有限公司 收發章

HONG KONG EXCHANGES AND CLEARING LIMITED 香港交易及結算所有限公司 收發章

File No. 82-34675

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES	1,446,000	05/07/02	PLEASE SEE THE	HK$8.50	HK$1.00
	OF HK$5.00 @		/ /	ATTACHED SCHEDULE		
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]
HUA QING N

Date: 26 (Day) 7 (Month) 02 (Year)

CP001-6/91

AMENDED

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO ~~24/07/2012~~ 04/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO ~~24/07/2012~~ 04/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO ~~24/07/2012~~ 04/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO ~~24/07/2012~~ 04/07/2012

Ref. No.: D6-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) LI ZAOHANG ~~HKID~~/Passport No. D.0064872 CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. – ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 2 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

...... and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES	1,446,000	05/07/02	PLEASE SEE THE	HK$8.50	HK$1.00
	OF HK$5.00 @		/ /	ATTACHED SCHEDULE		
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]
LI ZAOHANG

Date: 26 Day 7 Month 02 Year

AMENDED

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO ~~24/07/2012~~ 04/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO ~~24/07/2012~~ 04/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO ~~24/07/2012~~ 04/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO ~~24/07/2012~~ 04/07/2012

File No. 82-34675

AMENDED

Ref. No.: D7-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) HE GUANGBEI ~~HKID~~/Passport No. S.0239422 CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. — ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

HONG KONG EXCHANGES AND CLEARING LIMITED 香港交易及結算所有限公司 收發章

HONG KONG EXCHANGES AND CLEARING LIMITED 香港交易及結算所有限公司 收發章

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES	1,446,000	05/07/02	PLEASE SEE THE	HK$ 8.50	HK$1.00
	OF HK$5.00 @		/ /	ATTACHED SCHEDULE		
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature]

HE GUANG I

Date: 29 / 07 / 02
Day Month Year

GP001-6/91

AMENDED

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO ~~24/07/2012~~ 04/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO ~~24/07/2012~~ 04/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO ~~24/07/2012~~ 04/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO ~~24/07/2012~~ 04/07/2012

File No. 82-34675

AMENDED

Ref. No.: D8-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME: BOC HONG KONG (HOLDINGS) LIMITED — STOCK CODE: 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first): ZHOU ZAIQUN — ~~HKID~~/Passport No.: S.0217181 — CONTACT PHONE NO.: 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. — ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY MONTH YEAR: N/A

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of 8.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

HONG KONG EXCHANGES AND CLEARING LIMITED 香港交易及結算所有限公司 收發章

HONG KONG EXCHANGES AND CLEARING LIMITED 香港交易及結算所有限公司 收發章

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUI-SITION	DIS-POSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES	1,446,000	05/07/02	PLEASE SEE THE	HK$8.50	HK$1.00
	OF HK$5.00 @		/ /	ATTACHED SCHEDULE		
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: 周載群
ZHOU ZAI[illegible]N

Date: 26 Day 7 Month 02 Year

GP001-6/91

AMENDED

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO ~~24/07/2012~~ 04/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO ~~24/07/2012~~ 04/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO ~~24/07/2012~~ 04/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO ~~24/07/2012~~ 04/07/2012

AMENDED

Ref. No.: D9-001

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED STOCK CODE 2388

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) ZHANG YANLING ~~HKID~~/Passport No. S.0178084 CONTACT PHONE NO. 28462700

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. ~~Yes~~ / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

DAY MONTH YEAR

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. N/A

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☐ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☐

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A		

HONG KONG EXCHANGES AND CLEARING LIMITED 香港交易及結算所有限公司 收發處

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of 8.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

Note: Please also fill in Page 2 for the completion of this disclosure.

File No. 82-34675

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
N/A				☐	☐	/ /	
				☐	☐	/ /	
				☐	☐	/ /	

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
BOC HONG KONG (HOLDINGS) LIMITED	ORDINARY SHARES	1,446,000	05/07/02	PLEASE SEE THE	HK$ 8.50	HK$1.00
	OF HK$5.00 @		/ /	ATTACHED SCHEDULE		
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
NIL				

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: ZHANG [illegible]NLING

Date: 26 Day 07 Month 02 Year

AMENDED

SCHEDULE

Question (11) (E) - PERIOD DURING WHICH RIGHTS EXERCISABLE

AS TO THE FIRST 25% THEREOF	:	FROM 25/07/2003 TO ~~24/07/2012~~ 04/07/2012
AS TO THE SECOND 25% THEREOF	:	FROM 25/07/2004 TO ~~24/07/2012~~ 04/07/2012
AS TO THE THIRD 25% THEREOF	:	FROM 25/07/2005 TO ~~24/07/2012~~ 04/07/2012
AS TO THE LAST 25% THEREOF	:	FROM 25/07/2006 TO ~~24/07/2012~~ 04/07/2012

Ref. No.: CS1-002

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

02 SEP -3 AM 9:5

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: BOC HONG KONG (HOLDINGS) LIMITED — STOCK CODE: 2388

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HK$ — CLASS: ORDINARY — DESCRIPTION BY NOMINAL VALUE: HK$5.00@

(3) Identification of corporation making disclosure

FULL NAME	BANK OF CHINA	BUSINESS REGISTRATION NO.	1000001000134
ADDRESS OF REGISTERED OFFICE	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC.		
ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG	NIL		
PLACE OF INCORPORATION	PEOPLE'S REPUBLIC OF CHINA	LISTED ON SEHK	~~Yes~~ / No * (*Delete as appropriate)
NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First)	LEE YIM	CONTACT PHONE NO.	28462700

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 23 MONTH 08 YEAR 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☑ 2 ☐ 3 ☑ 4 ☑ 5 ☐ 6 ☐ 7 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 8,136,861,766

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 8,292,345,266

Note: Please also fill in Page 2 for the completion of this disclosure.

File No. 82-34675

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
BOC HONG KONG (BVI) LIMITED	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN,	6,739,286,704
	TORTOLA, BVI.	
HUA CHIAO COMMERCIAL LIMITED	92 DES VOEUX ROAD CENTRAL, HONG KONG.	1,379,575,062

SEE CONTINUATION SHEET 1

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
BOC HONG KONG (BVI) LIMITED	N/A	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI.	6,739,286,703
HUA CHIAO COMMERCIAL LIMITED	N/A	12/F BANK OF CHINA TOWER, 1 GARDEN ROAD, CENTRAL, HONG KONG	1,379,575,062
LIU MINGKANG	D.0050892	BUILDING NO.3-602, LINGJING XIAOQU WEST DISTRICT, BEIJING, PRC.	1

SEE CONTINUATION SHEET 2

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: JASON C.W. YEUNG

Position held at the company: AUTHORIZED SIGNATORY

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 26 Day 08 Month 02 Year

CONTINUATION SHEET 1

(7)

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
BANK OF CHINA GROUP INSURANCE COMPANY LIMITED	9/F, WING ON HOUSE, 71 DES VOEUX ROAD, CENTRAL, HONG KONG..	9,000,000
BANK OF CHINA GROUP LIFE ASSURANCE COMPANY LIMITED	33/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG.	9,000,000

CONTINUATION SHEET 2

(8)

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
HKSCC NOMINEES LIMITED	N/A	2/F, VICWOOD PLAZA, 199 DES VOEUX ROAD, CENTRAL, HONG KONG.	18,000,000

Ref. No.: CS2-002

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: BOC HONG KONG (HOLDINGS) LIMITED — STOCK CODE: 2388

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HK$ — CLASS: ORDINARY — DESCRIPTION BY NOMINAL VALUE: HK$5.00@

(3) Identification of corporation making disclosure

FULL NAME: BOC HONG KONG (GROUP) LIMITED — BUSINESS REGISTRATION NO.: 32086268-000-09-01-2

ADDRESS OF REGISTERED OFFICE: 52ND FLOOR, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG: - SAME -

PLACE OF INCORPORATION: HONG KONG — LISTED ON SEHK: ~~Yes~~ / No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): LEE YIM — CONTACT PHONE NO.: 28462700

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 23 MONTH 08 YEAR 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☑ 2 ☐ 3 ☑ 4 ☑ 5 ☐ 6 ☐ 7 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 6,739,286,704

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 6,894,770,204

Note: Please also fill in Page 2 for the completion of this disclosure.

File No. 82-34675

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
BOC HONG KONG (BVI) LIMITED	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN,	6,739,286,704
	TORTOLA, BVI.	

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
BOC HONG KONG (BVI) LIMITED	N/A	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN,	6,739,286,703
		TORTOLA, BVI.	
LIU MINGKANG	D.0050892	BUILDING NO.3-602, LINGJING XIAOQU WEST DISTRICT, BEIJING, PRC.	1

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: JASON C.W. YEUNG

Position held at the company: AUTHORIZED SIGNATORY

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 26 Day 08 Month 02 Year

Ref. No.: CS3-002

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: BOC HONG KONG (HOLDINGS) LIMITED — STOCK CODE: 2388

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HK$ — CLASS: ORDINARY — DESCRIPTION BY NOMINAL VALUE: HK$5.00@

(3) Identification of corporation making disclosure

FULL NAME: BOC HONG KONG (BVI) LIMITED — BUSINESS REGISTRATION NO.: N/A

ADDRESS OF REGISTERED OFFICE: ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG: N/A

PLACE OF INCORPORATION: BRITISH VIRGIN ISLANDS — LISTED ON SEHK: ~~Yes~~ / No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): LEE YIM — CONTACT PHONE NO.: 28462700

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 23 MONTH 08 YEAR 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☑ 2 ☐ 3 ☑ 4 ☐ 5 ☐ 6 ☐ 7 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 6,739,286,704

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 6,894,770,204

Note: Please also fill in Page 2 for the completion of this disclosure.

File No. 82-34675

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A		

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
BOC HONG KONG (BVI) LIMITED	N/A	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI.	6,739,286,703
LIU MINGKANG	D.0050892	BUILDING NO.3-602, LINGJING XIAOQU WEST DISTRICT, BEIJING, PRC.	1

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: JASON C.W. YEUNG

Position held at the company: COMPANY SECRETARY

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 26 Day 08 Month 02 Year

CF002-5/91

File No. 82-34675

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This document does not constitute or form part of any offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities in Hong Kong, the United States or elsewhere. Securities of BOC Hong Kong (Holdings) Limited may not be offered or sold in the United States absent registration or an exemption from registration. Any offering of securities to be made in Hong Kong, the United States or elsewhere will be made by means of a prospectus or offering circular that will contain detailed information about the company and management, as well as financial statements. Any decision to purchase or subscribe for securities in any offering must be made solely on the basis of the information contained in the prospectus or other offering circular issued by the Company in connection with such offering.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

ANNOUNCEMENT

BOC Hong Kong (Holdings) Limited (the "Company") has noted that various press articles (the "Articles") have appeared regarding the Company's proposed initial public offering (the "Offering") which refer to information stated to be contained in research reports concerning the Company issued by investment banks or brokers and to comments made at a press conference held on 26 June 2002, at which Bank of China (Hong Kong) Limited, the Company's direct wholly-owned subsidiary, announced its 2001 results. The research reports referred to in the Articles are stated to contain certain opinions, projections, valuations and other forward looking information, including, for example, levels of non-performing loans and projections for future financial years in relation to the Company.

At the request of the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited, the Company wishes to correct any impression that the Articles were approved by or may have included information issued or approved by the Company.

The Company strongly cautions potential investors not to place any reliance on any information contained or referred to in the Articles, including in particular any projections, valuations or other forward looking information. The Company wishes to emphasize to potential investors that the Company accepts no responsibility for the accuracy or completeness of the Articles or any research reports and that neither the Articles nor any research reports were prepared, authorized or approved by the Company. The Company makes no representation as to whether any of the projections, valuations or other forward looking information included or referred to in the Articles may be achieved or whether the assumptions on which they were based were appropriate. Although the Company has not identified any material inaccuracy in the historical facts reported in the Articles, the Company has not made, and in the future does not intend to make, public financial projections and it does not intend to comment on projections made by others.

The Company understands that: in accordance with normal practice in major initial public offerings in Hong Kong, research reports in relation to the Company, prepared by analysts in the research departments of the investment banks and brokers forming the syndicate for the Offering, have been provided by such investment banks and brokers to certain of their institutional clients; these research reports are typically prepared on the basis of information obtained by the research analysts concerned from the company during the course of meetings with the directors, officers and employees of the company and from such other public sources as the research analysts consider appropriate; the research analysts were required to exercise their own independent judgement in connection with the preparation of their respective reports for which they, and not the Company, are solely responsible; the research reports were not prepared for distribution to the public in Hong Kong but for distribution to a limited number of the institutional clients of the relevant investment bank or broker; and the research reports were required to contain prominent legends noting that any opinions or projections they contain are those of the research analyst only, and not those of the Company, and that the reports may not be reproduced, distributed or published, in whole or in part without prior written consent of the relevant investment bank or broker. So far as the Company is aware, no such consent has been given to any third party for the reproduction, distribution or publication of the reports.

The Company wishes to emphasize to investors that the Company accepts no responsibility for the accuracy or completeness of any such research reports and that the reports were not prepared, authorized or approved by the Company.

Further Media Coverage

The Company has received, and may continue to receive, a high degree of media coverage in relation to the Offering. Neither the Company, nor any of its directors, officers, employees or agents has confirmed, endorsed or adopted any statements that were not made by the Company for utilization by, or distribution to prospective purchasers in the Offering. To the extent that any such statements are inconsistent with, or conflict with, the information contained in the Prospectus, they are disclaimed by the Company. Accordingly prospective investors should not rely on such statements.

Potential Investors should make any investment decision with respect to the Offering only after carefully reviewing and evaluating all of the information contained in the Prospectus for the Offering. The Company and its directors accept full responsibility for the accuracy and completeness only of the information contained in the Prospectus, which is expected to be available on or about 15 July, 2002.

For and on behalf of
BOC Hong Kong (Holdings) Limited
Jason Yeung Chi Wai
Company Secretary

Hong Kong, 7 July 2002

THE STANDARD 2002.7.8

File No. 82-34675

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless defined herein, terms in this announcement shall have the same meaning as those defined in the prospectus dated July 15, 2002 (the "Prospectus") issued by BOC Hong Kong (Holdings) Limited (the "Company").

In connection with the Global Offering, BOC International Holdings Limited, Goldman Sachs (Asia) L.L.C. and UBS Warburg a business group of UBS AG (the "Joint Global Coordinators"), on behalf of the International Purchasers, may over-allocate and/or effect transactions which stabilize or maintain the market price of the Shares or the ADSs at levels above those which might otherwise prevail in the open market. Such transactions may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements and, if commenced, may be discontinued at any time. The Selling Shareholder may be required to sell up to an aggregate of 344,765,000 additional Shares (all or a portion of which may be delivered in the form of ADSs), representing 15% of the Offer Shares initially available in the Global Offering, at the Offer Price if the Joint Global Coordinators exercise the Over-allotment Option, which option is exercisable within 30 days from the date on which dealings in the Shares commence on the Hong Kong Stock Exchange. In the event that the number of Offer Shares is reduced, the Over-allotment Option will be correspondingly reduced such that they will be in respect of Shares representing no more than 15% of such reduced number of Offer Shares. In the event that such Over-allotment Option is exercised, a press announcement will be made on the day of the exercise.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

GLOBAL OFFERING

Number of Offer Shares in the Global Offering:	**2,298,435,000 (subject to adjustment and the Over-allotment Option)**
Number of Hong Kong Offer Shares:	**229,843,500 (subject to adjustment)**
Maximum Offer Price:	**HK$9.50 per Offer Share payable in full on application in Hong Kong dollars, subject to refund**
Nominal Value:	**HK$5.00 per Share**
Stock Code:	**2388**

Joint Global Coordinators and Joint Bookrunners

BOC International Holdings Limited | **Goldman Sachs (Asia) L.L.C.** | **UBS Warburg**

Joint Sponsors

BOCI Asia Limited | **Goldman Sachs (Asia) L.L.C.** | **UBS Warburg Asia Limited**

Application has been made to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Shares as described in the Prospectus. Dealings in the Shares on the Hong Kong Stock Exchange are expected to commence on July 25, 2002. Applications for the Hong Kong Offer Shares will only be considered on the basis of the terms and conditions set out in the Prospectus dated July 15, 2002 and the prescribed **WHITE, BLUE, YELLOW** or **PINK** Application Forms. All applications of an applicant will be rejected as multiple applications if the applicant (for his/her benefit), or joint applicants together (i) make more than one application on a **WHITE, BLUE** or **YELLOW** Application Form, (ii) make more than one application on a **PINK** Application Form, (iii) apply on one **WHITE, BLUE** or **YELLOW** Application Form (whether individually or jointly with others) to apply for more than 100% of the Hong Kong Offer Shares initially available in either Pool A or Pool B as referred to below, (iv) receive any Offer Shares and/or ADSs in the International Offering or (v) apply on one **PINK** Application Form for more than 100% of the Hong Kong Offer Shares being offered to full-time employees of the Group (other than a Director, an existing beneficial owner of the Shares or their respective Associate) on a preferential basis in the Hong Kong Public Offering. Applicants are required to undertake and confirm that they or the relevant beneficial owner(s) have not applied for or taken up or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up or indicate any interest in any Offer Shares and/or ADSs in the International Offering nor otherwise participate in the International Offering. Subject to the granting of the listing of, and permission to deal in, the Shares on the Hong Kong Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in the Central Clearing and Settlement System ("CCASS") with effect from the date of commencement of dealings in the Shares on the Hong Kong Stock Exchange or any other date as shall be determined by HKSCC. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The Global Offering is conditional on the conditions set out in the section headed "Structure of the Global Offering – Conditions of the Global Offering" in the Prospectus. The Offer Price is expected to be fixed by agreement (the "Price Determination Agreement") among the Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers), BOC and the Selling Shareholder, after consultation with the Company, on the Price Determination Date, which is expected to be on or before July 20, 2002. Individuals who satisfy the Eligibility Conditions will be entitled to a 5% discount to the Offer Price (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon). The number of Offer Shares and/or the indicative Offer Price range (which is HK$6.93 to HK$9.50 per Offer Share) may be reduced below that stated in the Prospectus at any time prior to the morning of the last day for lodging applications in the Hong Kong Public Offering. In such a case, BOC, the Selling Shareholder and the Company will jointly, as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the last day for lodging applications in the Hong Kong Public Offering, cause to be published in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal a notice of the reduction. Applicants in the Hong Kong Public Offering should note that in no circumstances can applications be withdrawn once submitted, even if the number of Offer Shares and/or the Offer Price range is subsequently so reduced. In the event of a reduction in the number of Offer Shares, the Joint Global Coordinators may, at their discretion, reallocate the number of Offer Shares to be offered in the Hong Kong Public Offering and the International Offering provided that the number of Offer Shares comprised in the Hong Kong Public Offering shall not be less than 10% of the total number of Offer Shares in the Global Offering. The Offer Shares to be offered in the Hong Kong Public Offering and the Offer Shares and the ADSs to be offered in the International Offering may, in certain circumstances, be reallocated as between these offerings at the discretion of the Joint Global Coordinators. In the event of over-applications, BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with the Company, shall apply a clawback mechanism following the closing of the application lists on the basis of factors including among other matters, the total demand in the Hong Kong Public Offering, with a view to ensuring that applicants in the Hong Kong Public Offering are treated no less favorably than they would otherwise have been under the clawback requirements as set out in Practice Note 18 of the Listing Rules. If, for any reason, the Price Determination Agreement is not entered into on or before July 20, 2002, the Global Offering will not proceed.

If the Global Offering does not become unconditional, all application moneys received from applicants in the Hong Kong Public Offering will be refunded, without interest, together with brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee, on the terms set out in the Prospectus.

Applicants who have applied for and are successfully allocated 200,000 or more Hong Kong Offer Shares using a **WHITE** or **BLUE** Application Form may collect their share certificates in person from the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong between 1:00 p.m. and 3:00 p.m. on the date notified by the Selling Shareholder in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal as the date of collection of share certificates, which is expected to be on or before Tuesday, July 23, 2002, after which the share certificates will be posted to the applicants by ordinary post and at the applicants' own risk to the addresses specified on the relevant Application Forms. Refund cheques will be despatched in respect of wholly or partially unsuccessful applications, in respect of successful applications if the final Offer Price is less than the maximum Offer Price payable on application and in respect of the Retail Discount. Refund cheques cannot be collected and are expected to be despatched on or before Thursday, July 25, 2002 to the same address as that for share certificate.

Under the Hong Kong Public Offering, the Selling Shareholder is initially offering 229,843,500 Offer Shares for sale to the public in Hong Kong. For allocation purposes only, of the 229,843,500 Offer Shares initially being offered for purchase in the Hong Kong Public Offering, (i) up to 22,983,500 Hong Kong Offer Shares (representing 10% of the total number of Hong Kong Offer Shares initially being offered in the Hong Kong Public Offering) will be available for purchase by full-time employees of the Group (other than a Director, an existing beneficial owner of the Shares or their respective Associate) and (ii) no less than 206,860,000 Hong Kong Offer Shares (representing 90% of the total number of Hong Kong Offer Shares initially being offered in the Hong Kong Public Offering) will be available for purchase by the public and will be divided equally into two pools: Pool A and Pool B. All valid applications (other than those applications made pursuant to (i) above) that have been received for Hong Kong Offer Shares to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon) of HK$5 million or below will fall into Pool A and all valid applications (other than those applications made pursuant to (i) above) that have been received for Hong Kong Offer Shares to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon) of more than HK$5 million will fall into Pool B.

BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with the Company, shall have absolute discretion in determining the number of Hong Kong Offer Shares which shall comprise each of Pool A and Pool B. The number of Hong Kong Offer Shares comprised in each of Pool A and Pool B will initially be divided equally between the two pools. However, if demand for Hong Kong Offer Shares falling within Pool A is significant or otherwise justified, and irrespective of whether Pool B is undersubscribed or not, it is expected that the number of Hong Kong Offer Shares comprising Pool A will be increased in order to increase the allocation ratio of Pool A, with a view to allowing more Pool A applicants to receive allocations of Hong Kong Offer Shares. Applicants should be aware that applications in Pool B are likely to receive different allocation ratios than applications in Pool A. Where either of the pools is undersubscribed, the surplus Hong Kong Offer Shares will be transferred to satisfy demand in the other pool and be allocated accordingly. Applicants can only receive an allocation of Hong Kong Offer Shares from Pool A or Pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 100% of the Hong Kong Offer Shares initially available in either Pool A or Pool B (that is, 103,430,000 Hong Kong Offer Shares) are liable to be rejected. **The final number of Hong Kong Offer Shares comprised in the Hong Kong Public Offering, Pool A and Pool B, respectively, will, following the determination by BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with the Company, be published in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal on Tuesday, July 23, 2002 with the announcement of the Offer Price, the level of indications of interest in the International Offering, the level of applications in the Hong Kong Public Offering and the basis of allocations of the Hong Kong Offer Shares.**

PINK Application Forms together with copies of the English and Chinese Prospectuses are available for collection by full-time employees of the Group (other than a Director, an existing beneficial owner of the Shares or their respective Associate) from their department heads.

Applicants who want the allocated Hong Kong Offer Shares to be registered in the name of HKSCC Nominees Limited and deposited directly into CCASS for credit to their CCASS investor participant stock accounts or the stock accounts of their designated CCASS participants should complete the **YELLOW** Application Forms, copies of which, together with copies of the Prospectus, may be obtained during normal business hours from 9:00 am on Monday, July 15, 2002 to 12:00 noon on Thursday, July 18, 2002 at the Depository Counter of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, or the Customer Service Centre of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong, or their brokers, who may have such Application Forms and English and Chinese Prospectuses available. **Applicants using a YELLOW Application Form and having their allocated Hong Kong Offer Shares registered in the name of HKSCC Nominees Limited will not be eligible for the Retail Discount.**

Applicants who want the allocated Hong Kong Offer Shares to be registered in their own names and are eligible for, and wish to receive, the Retail Discount, should complete and sign the **WHITE** Application Forms. Applicants who want the allocated Hong Kong Offer Shares to be registered in their own names but are not eligible for, or do not wish to

together with copies of the Prospectus, may be obtained during normal business hours from 9:00 am on Monday, July 15, 2002 to 12:00 noon on Thursday, July 18, 2002 at the Depository Counter of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, or the Customer Service Centre of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong, or their brokers, who may have such Application Forms and English and Chinese Prospectuses available. **Applicants using a YELLOW Application Form and having their allocated Hong Kong Offer Shares registered in the name of HKSCC Nominees Limited will not be eligible for the Retail Discount.**

Applicants who want the allocated Hong Kong Offer Shares to be registered in their own names and are eligible for, and wish to receive, the Retail Discount, should complete and sign the WHITE Application Forms. Applicants who want the allocated Hong Kong Offer Shares to be registered in their own names but are not eligible for, or do not wish to receive, the Retail Discount, should complete and sign the BLUE Application Forms. Applicants can collect copies of the English and Chinese Prospectuses and the WHITE or BLUE Application Forms during normal business hours from 9:00 a.m. on Monday, July 15, 2002 to 12:00 noon on Thursday, July 18, 2002 from:

BOCI Asia Limited
35th Floor, Bank of China Tower, 1 Garden Road, Hong Kong
or
Goldman Sachs (Asia) L.L.C.
68th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong
or
UBS Warburg a business group of UBS AG
25th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong
or
BNP Paribas Peregrine Securities Limited
36/F, Asia Pacific Finance Tower, 3 Garden Road, Hong Kong
or
China Everbright Capital Limited
40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong
or
CLSA Limited
18/F, One Pacific Place, 88 Queensway, Hong Kong
or
The Hongkong and Shanghai Banking Corporation Limited
Level 15, 1 Queen's Road Central, Hong Kong
or
BCOM Securities Company Limited
Room 201-202, Far East Consortium Building, 121 Des Voeux Road Central, Hong Kong
or
CEF Capital Limited
Suite 2001, 20/F, Cheung Kong Center, 2 Queen's Road Central, Hong Kong
or
Celestial Capital Limited
21/F, The Center, 99 Queen's Road Central, Hong Kong
or
China Insurance Group Securities Limited
29/F, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong
or
Core Pacific-Yamaichi International (H.K.) Limited
36/F, Cosco Tower, 183 Queen's Road Central, Hong Kong
or
CSC Securities (HK) Limited
28/F, Cosco Tower, Grand Millenium Plaza, 183 Queen's Road Central, Hong Kong
or
Dao Heng Securities Limited
12/F, The Center, 99 Queen's Road Central, Hong Kong
or
DBS Asia Capital Limited
16/F, Man Yee Building, 68 Des Voeux Road Central, Hong Kong
or
First Shanghai Securities Limited
19/F, Wing On House, 71 Des Voeux Road Central, Hong Kong
or
Grand Cathay Securities (Hong Kong) Limited
Suite 1120, 11/F, Two Pacific Place, 88 Queensway, Hong Kong
or
Guotai Junan Securities (Hong Kong) Limited
27/F, Low Block, Grand Millennium Plaza, 181 Queen's Road Central, Hong Kong
or
Hang Seng Securities Limited
12/F, 83 Des Voeux Road Central, Hong Kong
or
ICEA Capital Limited
42/F, Jardine House, 1 Connaught Place, Central, Hong Kong
or
Ka Wah Capital Limited
Unit 6310-6312, 63/F, The Center, 99 Queen's Road Central, Hong Kong
or
KGI Asia Limited
27th Floor, Asia Pacific Finance Tower, Citibank Plaza, 3 Garden Road, Hong Kong
or
Kingsway SW Securities Limited
5/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong
or
Shenyin Wanguo Capital (H.K.) Limited
28/F, Citibank Tower, Citibank Plaza, 3 Garden Road, Hong Kong
or
South China Securities Limited
28/F, Bank of China Tower, 1 Garden Road, Hong Kong
or
Sun Hung Kai International Limited
12/F, One Pacific Place, 88 Queensway, Hong Kong
or
Tai Fook Securities Company Limited
25/F, New World Tower, 16-18 Queen's Road Central, Hong Kong
or

any one of the following branches or sub-branches of:

Bank of China (Hong Kong) Limited

Hong Kong Island	
Bank of China Tower Branch	3/F, 1 Garden Road, Central
Central District (Li Po Chun Chambers) Branch	Li Po Chun Chambers, 189 Des Voeux Road Central
Kam Wa Street Branch	*3 Kam Wa Street, Shau Kei Wan*
North Point Branch	G/F, Roca Center, 464 King's Road, North Point
Taikoo Shing (Hoi Shing Mansion) Branch	Shop G1006, Hoi Shing Mansion, Taikoo Shing
United Centre Branch	Shop 1021, 1/F, United Centre, 95 Queensway
Wan Chai Branch	395 Hennessy Road, Wan Chai
Kowloon	
Canton Road Branch	Imperial Building, 60 Canton Road, Tsim Sha Tsui
Diamond Hill Branch	G107, G/F, Plaza Hollywood, Diamond Hill
Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road
Mongkok (President Commercial Centre) Branch	608 Nathan Road, Mongkok
Tsim Sha Tsui (Houston Centre) Branch	G/F, Houston Centre, 63 Mody Road, Tsim Sha Tsui
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
Yau Ma Tei Branch	471 Nathan Road, Yau Ma Tei
New Territories	
Castle Peak Road (Tsuen Wan) Branch	167 Castle Peak Road, Tsuen Wan
Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long
East Point City Branch	Shop 187A, East Point City, Tseung Kwan O
Lucky Plaza Branch	G/F, Lucky Plaza, Wang Pok Street, Shatin
Ma On Shan Center Branch	Shop A2, G/F, Ma On Shan Center, Sai Sha Road, Ma On Shan
Maritime Square Branch	Shop 115, Maritime Square, Tsing Yi Island
Sheung Shui Branch	*61 San Fung Avenue, Sheung Shui*
Tuen Mun Town Plaza Branch	Shop 2, Tuen Mun Town Plaza, Phase II

The Hongkong and Shanghai Banking Corporation Limited

Hong Kong Island	
Causeway Bay Branch	G/F & 1/F, Causeway Bay Plaza II, 463-483 Lockhart Road
Cityplaza Branch	Unit 065, Cityplaza I, Taikoo Shing
Des Voeux Road Central Branch	China Insurance Group Building, 141 Des Voeux Road Central
Hong Kong Main Branch	Level 3, 1 Queen's Road Central
Kowloon	
Festival Walk Branch	Shops LG1-37, Festival Walk, 80 Tat Chee Avenue, Kowloon Tong
Kwun Tong Branch	1 Yue Man Square, Kwun Tong
Mongkok Branch	673 Nathan Road, Mongkok
Tsim Sha Tsui Branch	82-84 Nathan Road, Tsim Sha Tsui
New Territories	
City Landmark Branch	Shops 117-131, 1/F, City Landmark 1, 68 Chung On Street, Tsuen Wan
Yuen Long Branch	*G/F, HSBC Building, 150-160 Castle Peak Road, Yuen Long*

Standard Chartered Bank

Hong Kong Island	
Aberdeen Branch	Shop 4A, G/F, Aberdeen Center, Site 5, 6-12 Nam Hing Street, Aberdeen
Landmark Branch	The Landmark, 15 Queen's Road Central
Leighton Center Branch	Shops 12-16, UG/F, Leighton Center, 77 Leighton Road, Causeway Bay
Taikoo Place Branch	G/F, 969 King's Road, Quarry Bay
Kowloon	
Mongkok Bank Center Branch	Bank Center, 630-636 Nathan Road
Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
San Po Kong Branch	10-20 Ning Yuen Street, San Po Kong
Tsim Sha Tsui Branch	10 Granville Road, Tsim Sha Tsui
New Territories	
Shatin Center Branch	Shop 32C, Level 3, Shatin Center Shopping Arcade, 2-16 Wang Pok Street, Shatin
Tsuen Wan Branch	Basement 1/F, Emperor Plaza, 263 Sha Tsui Road, Tsuen Wan

The Bank of East Asia, Limited

Hong Kong Island	
Main Branch	10 Des Voeux Road Central
Sai Ying Pun Branch	338-342 Queen's Road West
Wan Chai Branch	314-324 Hennessy Road
Kowloon	
Mongkok South Branch	G/F & 1/F, Righteous Center, 585 Nathan Road
Mongkok North Branch	G/F, Foon Shing Building, 732 Nathan Road, Mongkok
Waterloo Road Branch	Shop A, G/F, Richland House, 77B&77C Waterloo Road
New Territories	
Ha Kwai Chung Branch	202 Hing Fong Road
Tai Po Plaza Branch	Units 49-52, Level 1, Tai Po Plaza
Tai Wai Branch	16-18 Tai Wai Road, Cheung Fung Mansion, Shatin
Tuen Mun Branch	Shop No. G16, G/F, Eldo Court Shopping Center

You may also view the English and Chinese Prospectuses on the Selling Shareholder's dedicated website at www.bochkipo.com.hk. You will not be able to download Application Forms from the website.

The results of allocations of Hong Kong Offer Shares in the Hong Kong Public Offering, including applications made on **WHITE, BLUE, YELLOW** and **PINK** Application Forms, which will include the Hong Kong identity card numbers, passport numbers or Hong Kong business registration numbers of successful applicants and the number of Hong Kong Offer Shares successfully applied for, will be available at the times and dates and in the manner specified as follows:

- special allocation results booklets setting out the results of allocations will be available for inspection at the receiving banks referred to above during opening hours of individual branches and sub-branches from Tuesday, July 23, 2002 to Thursday, July 25, 2002;
- results of allocations will be available from the Selling Shareholder's dedicated hotline. Applicants may find out whether or not their applications have been successful and the number of Hong Kong Offer Shares allocated to them, if any, by calling 183 3888 between 7:00 a.m. and 12:00 p.m. from Tuesday, July 23, 2002 to Thursday, July 25, 2002;
- results of allocations will be available from the Selling Shareholder's dedicated website at www.bochkipo.com.hk on a 24-hour basis from Tuesday, July 23, 2002 to Friday, August 9, 2002;
- special allocation results booklets setting out the results of allocations will be available for inspection at all branches of Hongkong Post during opening hours of individual post offices from Tuesday, July 23, 2002 to Thursday, July 25, 2002; and
- the Hong Kong Underwriters referred to above will have special allocation results booklets setting out the results of allocations. Applicants can contact the Hong Kong Underwriters for results of allocations during normal business hours from Tuesday, July 23, 2002 to Thursday, July 25, 2002.

The **WHITE, BLUE** *and* **YELLOW** *Application Forms, completed in all respects, to which cheques or banker's cashier orders should be securely stapled, should be deposited in the special collection boxes provided at any of the branches and sub-branches of the receiving banks referred to above at the following times:*

Monday, July 15, 2002	—	**9:00 a.m. to 4:00 p.m.**
Tuesday, July 16, 2002	—	**9:00 a.m. to 4:00 p.m.**
Wednesday, July 17, 2002	—	**9:00 a.m. to 4:00 p.m.**
Thursday, July 18, 2002	—	**9:00 a.m. to 12:00 noon**

Completed **PINK** Application Forms, with cheque or banker's cashier order attached, must be deposited in the special collection boxes provided at any one of the following locations at the following times:

Bank of China (Hong Kong) Limited

North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point, Hong Kong
95 Fu Yan Street Branch	95 Fu Yan Street, Kwun Tong, Kowloon
Shanghai Street (Mongkok) Branch	611-617 Shanghai Street, Mongkok, Kowloon
194 Cheung Sha Wan Road Branch	194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon
47 Ma Tau Wai Road Branch	47-49 Ma Tau Wai Road, Hung Hom, Kowloon
New Town Plaza Branch	Shop 739-745, Level 7 Phase One, New Town Plaza, Sha Tin, New Territories
Tsuen Wan (Sin Ching Building) Branch	201-207 Castle Peak Road, Tsuen Wan, New Territories
Yuen Long Branch	102-108 Castle Peak Road, Yuen Long, New Territories

Collection Times:

Monday, July 15, 2002	—	9:00 a.m. to 5:00 p.m.
Tuesday, July 16, 2002	—	9:00 a.m. to 5:00 p.m.
Wednesday, July 17, 2002	—	9:00 a.m. to 12:00 noon

Bank of China Tower	6/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong
Bank of China Building	6/F, Bank of China Building, 2A Des Voeux Road Central, Hong Kong
Bank of China Centre	29/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, West Kowloon

Collection Times:

Monday, July 15, 2002	—	9:00 a.m. to 10:00 p.m.
Tuesday, July 16, 2002	—	7:00 a.m. to 10:00 p.m.
Wednesday, July 17, 2002	—	7:00 a.m. to 12:00 noon

Subject to the terms and conditions set out in the Prospectus and the Application Forms relating thereto, (i) applications on **WHITE, BLUE** or **YELLOW** Application Forms must be received by 12:00 noon on Thursday, July 18, 2002 and (ii) applications made on **PINK** Application Forms must be received by 12:00 noon on Wednesday, July 17, 2002 (or such later date as may apply in the case of a tropical cyclone warning signal number 8 or above or a "black" rainstorm warning signal being in force or if there are similar extraneous factors as are acceptable to the Stock Exchange as described in the Prospectus).

Hong Kong, Monday, July 15, 2002

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless defined herein, terms in this announcement shall have the same meaning as those defined in the prospectus dated July 15, 2002 (the "Prospectus") issued by BOC Hong Kong (Holdings) Limited (the "Company").

In connection with the Global Offering, BOC International Holdings Limited, Goldman Sachs (Asia) L.L.C. and UBS Warburg a business group of UBS AG (the "Joint Global Coordinators"), on behalf of the International Purchasers, may over-allocate and/or effect transactions which stabilize or maintain the market price of the Shares or the ADSs at levels above those which might otherwise prevail in the open market. Such transactions may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements and, if commenced, may be discontinued at any time. The Selling Shareholder may be required to sell up to an aggregate of 344,765,000 additional Shares (all or a portion of which may be delivered in the form of ADSs), representing 15% of the Offer Shares initially available in the Global Offering, at the Offer Price if the Joint Global Coordinators exercise the Over-allotment Option, which option is exercisable within 30 days from the date on which dealings in the Shares commence on the Hong Kong Stock Exchange. In the event that the number of Offer Shares is reduced, the Over-allotment Option will be correspondingly reduced such that they will be in respect of Shares representing no more than 15% of such reduced number of Offer Shares. In the event that such Over-allotment Option is exercised, a press announcement will be made on the day of the exercise.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

GLOBAL OFFERING

Number of Offer Shares in the Global Offering:	**2,298,435,000 (subject to adjustment and the Over-allotment Option)**
Number of Hong Kong Offer Shares:	**229,843,500 (subject to adjustment)**
Maximum Offer Price:	**HK$9.50 per Offer Share payable in full on application in Hong Kong dollars, subject to refund**
Nominal Value:	**HK$5.00 per Share**
Stock Code:	**2388**

Joint Global Coordinators and Joint Bookrunners

BOC International Holdings Limited

Goldman Sachs

Goldman Sachs (Asia) L.L.C.

UBS Warburg

UBS Warburg

Joint Sponsors

BOCI Asia Limited

Goldman Sachs

Goldman Sachs (Asia) L.L.C.

UBS Warburg

UBS Warburg Asia Limited

Application has been made to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Shares as described in the Prospectus. Dealings in the Shares on the Hong Kong Stock Exchange are expected to commence on July 25, 2002. Applications for the Hong Kong Offer Shares will only be considered on the basis of the terms and conditions set out in the Prospectus dated July 15, 2002 and the prescribed **WHITE, BLUE, YELLOW** or **PINK** Application Forms. All applications of an applicant will be rejected as multiple applications if the applicant (for his/her benefit), or joint applicants together (i) make more than one application on a **WHITE, BLUE** or **YELLOW** Application Form, (ii) make more than one application on a **PINK** Application Form, (iii) apply on one **WHITE, BLUE** or **YELLOW** Application Form (whether individually or jointly with others) to apply for more than 100% of the Hong Kong Offer Shares initially available in either Pool A or Pool B as referred to below, (iv) receive any Offer Shares and/ or ADSs in the International Offering or (v) apply on one **PINK** Application Form for more than 100% of the Hong Kong Offer Shares being offered to full-time employees of the Group (other than a Director, an existing beneficial owner of the Shares or their respective Associate) on a preferential basis in the Hong Kong Public Offering. Applicants are required to undertake and confirm that they or the relevant beneficial owner(s) have not applied for or taken up or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up or indicate any interest in any Offer Shares and/or ADSs in the International Offering nor otherwise participate in the International Offering. *Subject to the granting of the listing of, and permission to deal in, the Shares on the Hong Kong Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in the Central Clearing and Settlement System* ("CCASS") with effect from the date of commencement of dealings in the Shares on the Hong Kong Stock Exchange or any other date as shall be determined by HKSCC. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The Global Offering is conditional on the conditions set out in the section headed "Structure of the Global Offering – Conditions of the Global Offering" in the Prospectus. The Offer Price is expected to be fixed by agreement (the "Price Determination Agreement") among the Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers), BOC and the Selling Shareholder, after consultation with the Company, on the Price Determination Date, which is expected to be on or before July 20, 2002. Individuals who satisfy the Eligibility Conditions will be entitled to a 5% discount to the Offer Price (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon). The number of Offer Shares and/or the indicative Offer Price range (which is HK$6.93 to HK$9.50 per Offer Share) may be reduced below that stated in the Prospectus at any time prior to the morning of the last day for lodging applications in the Hong Kong Public Offering. In such a case, BOC, the Selling Shareholder and the Company will jointly, as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the last day for lodging applications in the Hong Kong Public Offering, cause to be published in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal a notice of the reduction. Applicants in the Hong Kong Public Offering should note that in no circumstances can applications be withdrawn once submitted, even if the number of Offer Shares and/or the Offer Price range is subsequently so reduced. In the event of a reduction in the number of Offer Shares, the Joint Global Coordinators may, at their discretion, reallocate the number of Offer Shares to be offered in the Hong Kong Public Offering and the International Offering provided that the number of Offer Shares comprised in the Hong Kong Public Offering shall not be less than 10% of the total number of Offer Shares in the Global Offering. The Offer Shares to be offered in the Hong Kong Public Offering and the Offer Shares and the ADSs to be offered in the International Offering may, in certain circumstances, be reallocated as between these offerings at the discretion of the Joint Global Coordinators. In the event of over-applications, BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with the Company, shall apply a clawback mechanism following the closing of the application lists on the basis of factors including among other matters, the total demand in the Hong Kong Public Offering, with a view to ensuring that applicants in the Hong Kong Public Offering are treated no less favorably than they would otherwise have been under the clawback requirements as set out in Practice Note 18 of the Listing Rules. If, for any reason, the Price Determination Agreement is not entered into on or before July 20, 2002, the Global Offering will not proceed.

If the Global Offering does not become unconditional, all application moneys received from applicants in the Hong Kong Public Offering will be refunded, without interest, together with brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee, on the terms set out in the Prospectus.

Applicants who have applied for and are successfully allocated 200,000 or more Hong Kong Offer Shares using a **WHITE** or **BLUE** Application Form may collect their share certificates in person from the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong between 1:00 p.m. and 3:00 p.m. on the date notified by the Selling Shareholder in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal as the date of collection of share certificates, which is expected to be on or before Tuesday, July 23, 2002, after which the share *certificates will be posted to the applicants by ordinary post and at the applicants' own risk to the addresses specified on the relevant Application Forms. Refund cheques will* be despatched in respect of wholly or partially unsuccessful applications, in respect of successful applications if the final Offer Price is less than the maximum Offer Price payable on application and in respect of the Retail Discount. Refund cheques cannot be collected and are expected to be despatched on or before Thursday, July 25, 2002 to the same address as that for share certificate.

Under the Hong Kong Public Offering, the Selling Shareholder is initially offering 229,843,500 Offer Shares for sale to the public in Hong Kong. For allocation purposes only, of the 229,843,500 Offer Shares initially being offered for purchase in the Hong Kong Public Offering, (i) up to 22,983,500 Hong Kong Offer Shares (representing 10% of the total number of Hong Kong Offer Shares initially being offered in the Hong Kong Public Offering) will be available for purchase by full-time employees of the Group (other than a Director, an existing beneficial owner of the Shares or their respective Associate) and (ii) no less than 206,860,000 Hong Kong Offer Shares (representing 90% of the total number of Hong Kong Offer Shares initially being offered in the Hong Kong Public Offering) will be available for purchase by the public and will be divided equally into two pools: Pool A and Pool B. All valid applications (other than those applications made pursuant to (i) above) that have been received for Hong Kong Offer Shares to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon) of HK$5 million or below will fall into Pool A and all valid applications (other than those applications made pursuant to (i) above) that have been received for Hong Kong Offer Shares to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon) of more than HK$5 million will fall into Pool B.

BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with the Company, shall have absolute discretion in determining the number of Hong Kong Offer Shares which shall comprise each of Pool A and Pool B. The number of Hong Kong Offer Shares comprised in each of Pool A and Pool B will initially be divided equally between the two pools. However, if demand for Hong Kong Offer Shares falling within Pool A is significant or otherwise justified, and irrespective of whether Pool B is undersubscribed or not, it is expected that the number of Hong Kong Offer Shares comprising Pool A will be increased in order to increase the allocation ratio of Pool A, with a view to allowing more Pool A applicants to receive allocations of Hong Kong Offer Shares. Applicants should be aware that applications in Pool B are likely to receive different allocation ratios than applications in Pool A. Where either of the pools is undersubscribed, the surplus Hong Kong Offer Shares will be transferred to satisfy demand in the other pool and be allocated accordingly. Applicants can only receive an allocation of Hong Kong Offer Shares from Pool A or Pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 100% of the Hong Kong Offer Shares initially available in either Pool A or Pool B (that is, 103,430,000 Hong Kong Offer Shares) are liable to be rejected. **The final number of Hong Kong Offer Shares comprised in the Hong Kong Public Offering, Pool A and Pool B, respectively, will, following the determination by BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with the Company, be published in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal on Tuesday, July 23, 2002 with the announcement of the Offer Price, the level of indications of interest in the International Offering, the level of applications in the Hong Kong Public Offering and the basis of allocations of the Hong Kong Offer Shares.**

PINK Application *Forms together with copies of the English and Chinese Prospectuses are available for collection by full-time employees of the Group (other than a Director, an existing beneficial owner of the Shares or their respective Associate) from their department heads.*

Applicants who want the allocated Hong Kong Offer Shares to be registered in the name of HKSCC Nominees Limited and deposited directly into CCASS for credit to their CCASS investor participant stock accounts or the stock accounts of their designated CCASS participants should complete the **YELLOW** Application Forms, copies of which, together with copies of the Prospectus, may be obtained during normal business hours from 9:00 am on Monday, July 15, 2002 to 12:00 noon on Thursday, July 18, 2002 at the Depository Counter of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, or the Customer Service Centre of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong, or their brokers, who may have such Application Forms and English and Chinese Prospectuses available. **Applicants using a YELLOW Application Form and having their allocated Hong Kong Offer Shares registered in the name of HKSCC Nominees Limited will not be eligible**

File No. 82-34675

together with copies of the Prospectus, may be obtained during normal business hours from 9:00 am on Monday, July 15, 2002 to 12:00 noon on Thursday, July 18, 2002 at the Depository Counter of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, or the Customer Service Centre of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong, or their brokers, who may have such Application Forms and English and Chinese Prospectuses available. **Applicants using a YELLOW Application Form and having their allocated Hong Kong Offer Shares registered in the name of HKSCC Nominees Limited will not be eligible for the Retail Discount.**

Applicants who want the allocated Hong Kong Offer Shares to be registered in their own names and are eligible for, and wish to receive, the Retail Discount, should complete and sign the **WHITE** Application Forms. Applicants who want the allocated Hong Kong Offer Shares to be registered in their own names but are not eligible for, or do not wish to receive, the Retail Discount, should complete and sign the **BLUE** Application Forms. Applicants can collect copies of the English and Chinese Prospectuses and the WHITE or BLUE Application Forms during normal business hours from 9:00 a.m. on Monday, July 15, 2002 to 12:00 noon on Thursday, July 18, 2002 from:

BOCI Asia Limited
35th Floor, Bank of China Tower, 1 Garden Road, Hong Kong
or
Goldman Sachs (Asia) L.L.C.
68th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong
or
UBS Warburg a business group of UBS AG
25th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong
or
BNP Paribas Peregrine Securities Limited
36/F, Asia Pacific Finance Tower, 3 Garden Road, Hong Kong
or
China Everbright Capital Limited
40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong
or
CLSA Limited
18/F, One Pacific Place, 88 Queensway, Hong Kong
or
The Hongkong and Shanghai Banking Corporation Limited
Level 15, 1 Queen's Road Central, Hong Kong
or
BCOM Securities Company Limited
Room 201-202, Far East Consortium Building, 121 Des Voeux Road Central, Hong Kong
or
CEF Capital Limited
Suite 2001, 20/F, Cheung Kong Center, 2 Queen's Road Central, Hong Kong
or
Celestial Capital Limited
21/F, The Center, 99 Queen's Road Central, Hong Kong
or
China Insurance Group Securities Limited
29/F, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong
or
Core Pacific-Yamaichi International (H.K.) Limited
36/F, Cosco Tower, 183 Queen's Road Central, Hong Kong
or
CSC Securities (HK) Limited
28/F, Cosco Tower, Grand Millenium Plaza, 183 Queen's Road Central, Hong Kong
or
Dao Heng Securities Limited
12/F, The Center, 99 Queen's Road Central, Hong Kong
or
DBS Asia Capital Limited
16/F, Man Yee Building, 68 Des Voeux Road Central, Hong Kong
or
First Shanghai Securities Limited
19/F, Wing On House, 71 Des Voeux Road Central, Hong Kong
or
Grand Cathay Securities (Hong Kong) Limited
Suite 1120, 11/F, Two Pacific Place, 88 Queensway, Hong Kong
or
Guotai Junan Securities (Hong Kong) Limited
27/F, Low Block, Grand Millennium Plaza, 181 Queen's Road Central, Hong Kong
or
Hang Seng Securities Limited
12/F, 83 Des Voeux Road Central, Hong Kong
or
ICEA Capital Limited
42/F, Jardine House, 1 Connaught Place, Central, Hong Kong
or
Ka Wah Capital Limited
Unit 6310-6312, 63/F, The Center, 99 Queen's Road Central, Hong Kong
or
KGI Asia Limited
27th Floor, Asia Pacific Finance Tower, Citibank Plaza, 3 Garden Road, Hong Kong
or
Kingsway SW Securities Limited
5/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong
or
Shenyin Wanguo Capital (H.K.) Limited
28/F, Citibank Tower, Citibank Plaza, 3 Garden Road, Hong Kong
or
South China Securities Limited
28/F, Bank of China Tower, 1 Garden Road, Hong Kong
or
Sun Hung Kai International Limited
12/F, One Pacific Place, 88 Queensway, Hong Kong
or
Tai Fook Securities Company Limited
25/F, New World Tower, 16-18 Queen's Road Central, Hong Kong
or

any one of the following branches or sub-branches of:

Bank of China (Hong Kong) Limited

Hong Kong Island	
Bank of China Tower Branch	3/F, 1 Garden Road, Central
Central District (Li Po Chun Chambers) Branch	Li Po Chun Chambers, 189 Des Voeux Road Central
Kam Wa Street Branch	3 Kam Wa Street, Shau Kei Wan
North Point Branch	G/F, Roca Center, 464 King's Road, North Point
Taikoo Shing (Hoi Shing Mansion) Branch	Shop G1006, Hoi Shing Mansion, Taikoo Shing
United Centre Branch	Shop 1021, 1/F, United Centre, 95 Queensway
Wan Chai Branch	395 Hennessy Road, Wan Chai
Kowloon	
Canton Road Branch	Imperial Building, 60 Canton Road, Tsim Sha Tsui
Diamond Hill Branch	G107, G/F, Plaza Hollywood, Diamond Hill
Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road
Mongkok (President Commercial Centre) Branch	608 Nathan Road, Mongkok
Tsim Sha Tsui (Houston Centre) Branch	G/F, Houston Centre, 63 Mody Road, Tsim Sha Tsui
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
Yau Ma Tei Branch	471 Nathan Road, Yau Ma Tei
Kwun Tong Branch	1 Yue Man Square, Kwun Tong
Mongkok Branch	673 Nathan Road, Mongkok
Tsim Sha Tsui Branch	82-84 Nathan Road, Tsim Sha Tsui
New Territories	
Castle Peak Road (Tsuen Wan) Branch	167 Castle Peak Road, Tsuen Wan
Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long
East Point City Branch	Shop 187A, East Point City, Tseung Kwan O
Lucky Plaza Branch	G/F, Lucky Plaza, Wang Pok Street, Shatin
Ma On Shan Center Branch	Shop A2, G/F, Ma On Shan Center, Sai Sha Road, Ma On Shan
Maritime Square Branch	Shop 115, Maritime Square, Tsing Yi Island
Sheung Shui Branch	61 San Fung Avenue, Sheung Shui
Tuen Mun Town Plaza Branch	Shop 2, Tuen Mun Town Plaza, Phase II
City Landmark Branch	Shops 117-131, 1/F, City Landmark 1, 68 Chung On Street, Tsuen Wan
Yuen Long Branch	G/F, HSBC Building, 150-160 Castle Peak Road, Yuen Long

The Hongkong and Shanghai Banking Corporation Limited

Hong Kong Island	
Causeway Bay Branch	G/F & 1/F, Causeway Bay Plaza II, 463-483 Lockhart Road
Cityplaza Branch	Unit 065, Cityplaza I, Taikoo Shing
Des Voeux Road Central Branch	China Insurance Group Building, 141 Des Voeux Road Central
Hong Kong Main Branch	Level 3, 1 Queen's Road Central
Kowloon	
Festival Walk Branch	Shops LG1-37, Festival Walk, 80 Tat Chee Avenue, Kowloon Tong

Standard Chartered Bank

Hong Kong Island	
Aberdeen Branch	Shop 4A, G/F, Aberdeen Center, Site 5, 6-12 Nam Hing Street, Aberdeen
Landmark Branch	The Landmark, 15 Queen's Road Central
Leighton Center Branch	Shops 12-16, UG/F, Leighton Center, 77 Leighton Road, Causeway Bay
Taikoo Place Branch	G/F, 969 King's Road, Quarry Bay
Kowloon	
Mongkok Bank Center Branch	Bank Center, 630-636 Nathan Road
Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
San Po Kong Branch	10-20 Ning Yuen Street, San Po Kong
Tsim Sha Tsui Branch	10 Granville Road, Tsim Sha Tsui
New Territories	
Shatin Center Branch	Shop 32C, Level 3, Shatin Center Shopping Arcade, 2-16 Wang Pok Street, Shatin
Tsuen Wan Branch	Basement 1/F, Emperor Plaza, 263 Sha Tsui Road, Tsuen Wan

The Bank of East Asia, Limited

Hong Kong Island	
Main Branch	10 Des Voeux Road Central
Sai Ying Pun Branch	338-342 Queen's Road West
Wan Chai Branch	314-324 Hennessy Road
Kowloon	
Mongkok South Branch	G/F & 1/F, Righteous Center, 585 Nathan Road
Mongkok North Branch	G/F, Foon Shing Building, 732 Nathan Road, Mongkok
Waterloo Road Branch	Shop A, G/F, Richland House, 77B&77C Waterloo Road
New Territories	
Ha Kwai Chung Branch	202 Hing Fong Road
Tai Po Plaza Branch	Units 49-52, Level 1, Tai Po Plaza
Tai Wai Branch	16-18 Tai Wai Road, Cheung Fung Mansion, Shatin
Tuen Mun Branch	Shop No. G16, G/F, Eldo Court Shopping Center

You may also view the English and Chinese Prospectuses on the Selling Shareholder's dedicated website at www.bochkipo.com.hk. You will not be able to download Application Forms from the website.

The results of allocations of Hong Kong Offer Shares in the Hong Kong Public Offering, including applications made on **WHITE, BLUE, YELLOW** and **PINK** Application Forms, which will include the Hong Kong identity card numbers, passport numbers or Hong Kong business registration numbers of successful applicants and the number of Hong Kong Offer Shares successfully applied for, will be available at the times and dates and in the manner specified as follows:

- special allocation results booklets setting out the results of allocations will be available for inspection at the receiving banks referred to above during opening hours of individual branches and sub-branches from Tuesday, July 23, 2002 to Thursday, July 25, 2002;
- results of allocations will be available from the Selling Shareholder's dedicated hotline. Applicants may find out whether or not their applications have been successful and the number of Hong Kong Offer Shares allocated to them, if any, by calling 183 3888 between 7:00 a.m. and 12:00 p.m. from Tuesday, July 23, 2002 to Thursday, July 25, 2002;
- results of allocations will be available from the Selling Shareholder's dedicated website at www.bochkipo.com.hk on a 24-hour basis from Tuesday, July 23, 2002 to Friday, August 9, 2002;
- special allocation results booklets setting out the results of allocations will be available for inspection at all branches of Hongkong Post during opening hours of individual post offices from Tuesday, July 23, 2002 to Thursday, July 25, 2002; and
- the Hong Kong Underwriters referred to above will have special allocation results booklets setting out the results of allocations. Applicants can contact the Hong Kong Underwriters for results of allocations during normal business hours from Tuesday, July 23, 2002 to Thursday, July 25, 2002.

The **WHITE, BLUE** and **YELLOW** Application Forms, completed in all respects, to which cheques or banker's cashier orders should be securely stapled, should be deposited in the special collection boxes provided at any of the branches and sub-branches of the receiving banks referred to above at the following times:

Monday, July 15, 2002	—	**9:00 a.m. to 4:00 p.m.**
Tuesday, July 16, 2002	—	**9:00 a.m. to 4:00 p.m.**
Wednesday, July 17, 2002	—	**9:00 a.m. to 4:00 p.m.**
Thursday, July 18, 2002	—	**9:00 a.m. to 12:00 noon**

Completed **PINK** Application Forms, with cheque or banker's cashier order attached, must be deposited in the special collection boxes provided at any one of the following locations at the following times:

Bank of China (Hong Kong) Limited

North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point, Hong Kong
95 Fu Yan Street Branch	95 Fu Yan Street, Kwun Tong, Kowloon
Shanghai Street (Mongkok) Branch	611-617 Shanghai Street, Mongkok, Kowloon
194 Cheung Sha Wan Road Branch	194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon
47 Ma Tau Wai Road Branch	47-49 Ma Tau Wai Road, Hung Hom, Kowloon
New Town Plaza Branch	Shop 739-745, Level 7 Phase One, New Town Plaza, Sha Tin, New Territories
Tsuen Wan (Sin Ching Building) Branch	201-207 Castle Peak Road, Tsuen Wan, New Territories
Yuen Long Branch	102-108 Castle Peak Road, Yuen Long, New Territories

Collection Times:

Monday, July 15, 2002	—	9:00 a.m. to 5:00 p.m.
Tuesday, July 16, 2002	—	9:00 a.m. to 5:00 p.m.
Wednesday, July 17, 2002	—	9:00 a.m. to 12:00 noon

Bank of China Tower	6/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong
Bank of China Building	6/F, Bank of China Building, 2A Des Voeux Road Central, Hong Kong
Bank of China Centre	29/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, West Kowloon

Collection Times:

Monday, July 15, 2002	—	9:00 a.m. to 10:00 p.m.
Tuesday, July 16, 2002	—	7:00 a.m. to 10:00 p.m.
Wednesday, July 17, 2002	—	7:00 a.m. to 12:00 noon

Subject to the terms and conditions set out in the Prospectus and the Application Forms relating thereto, (i) applications on **WHITE, BLUE** or **YELLOW** Application Forms must be received by 12:00 noon on Thursday, July 18, 2002 and (ii) applications made on **PINK** Application Forms must be received by 12:00 noon on Wednesday, July 17, 2002 (or such later date as may apply in the case of a tropical cyclone warning signal number 8 or above or a "black" rainstorm warning signal being in force or if there are similar extraneous factors as are acceptable to the Stock Exchange as described in the Prospectus).

Hong Kong, Monday, July 15, 2002

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless defined herein, terms in this announcement shall have the same meaning as those defined in the prospectus dated July 15, 2002 (the "Prospectus") issued by BOC Hong Kong (Holdings) Limited (the "Company").

In connection with the Global Offering, BOC International Holdings Limited, Goldman Sachs (Asia) L.L.C. and UBS Warburg a business group of UBS AG (the "Joint Global Coordinators"), on behalf of the International Purchasers, may over-allocate and/or effect transactions which stabilize or maintain the market price of the Shares or the ADSs at levels above those which might otherwise prevail in the open market. Such transactions may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements and, if commenced, may be discontinued at any time. The Selling Shareholder may be required to sell up to an aggregate of 344,765,000 additional Shares (all or a portion of which may be delivered in the form of ADSs), representing 15% of the Offer Shares initially available in the Global Offering, at the Offer Price if the Joint Global Coordinators exercise the Over-allotment Option, which option is exercisable within 30 days from the date on which dealings in the Shares commence on the Hong Kong Stock Exchange. In the event that the number of Offer Shares is reduced, the Over-allotment Option will be correspondingly reduced such that they will be in respect of Shares representing no more than 15% of such reduced number of Offer Shares. In the event that such Over-allotment Option is exercised, a press announcement will be made on the day of the exercise.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

GLOBAL OFFERING

Number of Offer Shares in the Global Offering:	**2,298,435,000 (subject to adjustment and the Over-allotment Option)**
Number of Hong Kong Offer Shares:	**229,843,500 (subject to adjustment)**
Maximum Offer Price:	**HK$9.50 per Offer Share payable in full on application in Hong Kong dollars, subject to refund**
Nominal Value:	**HK$5.00 per Share**
Stock Code:	**2388**

Joint Global Coordinators and Joint Bookrunners

BOC International Holdings Limited | **Goldman Sachs (Asia) L.L.C.** | **UBS Warburg**

Joint Sponsors

BOCI Asia Limited | **Goldman Sachs (Asia) L.L.C.** | **UBS Warburg Asia Limited**

Application has been made to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Shares as described in the Prospectus. Dealings in the Shares on the Hong Kong Stock Exchange are expected to commence on July 25, 2002. Applications for the Hong Kong Offer Shares will only be considered on the basis of the terms and conditions set out in the Prospectus dated July 15, 2002 and the prescribed **WHITE, BLUE, YELLOW** or **PINK** Application Forms. All applications of an applicant will be rejected as multiple applications if the applicant (for his/her benefit), or joint applicants together (i) make more than one application on a **WHITE, BLUE** or **YELLOW** Application Form, (ii) make more than one application on a **PINK** Application Form, (iii) apply on one **WHITE, BLUE** or **YELLOW** Application Form (whether individually or jointly with others) to apply for more than 100% of the Hong Kong Offer Shares initially available in either Pool A or Pool B as referred to below, (iv) receive any Offer Shares and/or ADSs in the International Offering or (v) apply on one **PINK** Application Form for more than 100% of the Hong Kong Offer Shares being offered to full-time employees of the Group (other than a Director, an existing beneficial owner of the Shares or their respective Associate) on a preferential basis in the Hong Kong Public Offering. Applicants are required to undertake and confirm that they or the relevant beneficial owner(s) have not applied for or taken up or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up or indicate any interest in any Offer Shares and/or ADSs in the International Offering nor otherwise participate in the International Offering. Subject to the granting of the listing of, and permission to deal in, the Shares on the Hong Kong Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in the Central Clearing and Settlement System ("CCASS") with effect from the date of commencement of dealings in the Shares on the Hong Kong Stock Exchange or any other date as shall be determined by HKSCC. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The Global Offering is conditional on the conditions set out in the section headed *"Structure of the Global Offering – Conditions of the Global Offering"* in the Prospectus. *The Offer Price is expected to be fixed by agreement* (the "Price Determination Agreement") among the Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers), BOC and the Selling Shareholder, after consultation with the Company, on the Price Determination Date, which is expected to be on or before July 20, 2002. Individuals who satisfy the Eligibility Conditions will be entitled to a 5% discount to the Offer Price (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon). The number of Offer Shares and/or the indicative Offer Price range (which is HK$6.93 to HK$9.50 per Offer Share) may be reduced below that stated in the Prospectus at any time prior to the morning of the last day for lodging applications in the Hong Kong Public Offering. In such a case, BOC, the Selling Shareholder and the Company will jointly, as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the last day for lodging applications in the Hong Kong Public Offering, cause to be published in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal a notice of the reduction. Applicants in the Hong Kong Public Offering should note that in no circumstances can applications be withdrawn once submitted, even if the number of Offer Shares and/or the Offer Price range is subsequently so reduced. In the event of a reduction in the number of Offer Shares, the Joint Global Coordinators may, at their discretion, reallocate the number of Offer Shares to be offered in the Hong Kong Public Offering and the International Offering provided that the number of Offer Shares comprised in the Hong Kong Public Offering shall not be less than 10% of the total number of Offer Shares in the Global Offering. The Offer Shares to be offered in the Hong Kong Public Offering and the Offer Shares and the ADSs to be offered in the International Offering may, in certain circumstances, be reallocated as between these offerings at the discretion of the Joint Global Coordinators. In the event of over-applications, BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with the Company, shall apply a clawback mechanism following the closing of the application lists on the basis of factors including among other matters, the total demand in the Hong Kong Public Offering, with a view to ensuring that applicants in the Hong Kong Public Offering are treated no less favorably than they would otherwise have been under the clawback requirements as set out in Practice Note 18 of the Listing Rules. If, for any reason, the Price Determination Agreement is not entered into on or before July 20, 2002, the Global Offering will not proceed.

If the Global Offering does not become unconditional, all application moneys received from applicants in the Hong Kong Public Offering will be refunded, without interest, together with brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee, on the terms set out in the Prospectus.

Applicants who have applied for and are successfully allocated 200,000 or more Hong Kong Offer Shares using a **WHITE** or **BLUE** Application Form may collect their share certificates in person from the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong between 1:00 p.m. and 3:00 p.m. on the date notified by the Selling Shareholder in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal as the date of collection of share certificates, which is expected to be on or before Tuesday, July 23, 2002, after which the share certificates will be posted to the applicants by ordinary post and at the applicants' own risk to the addresses specified on the relevant Application Forms. Refund cheques will be despatched in respect of wholly or partially unsuccessful applications, in respect of successful applications if the final Offer Price is less than the maximum Offer Price payable on application and in respect of the Retail Discount. Refund cheques cannot be collected and are expected to be despatched on or before Thursday, July 25, 2002 to the same address as that for share certificate.

Under the Hong Kong Public Offering, *the Selling Shareholder is initially offering 229,843,500 Offer Shares for sale to the public in Hong Kong. For allocation purposes only, of the 229,843,500 Offer Shares initially being offered for purchase in the Hong Kong Public Offering,* (i) up to 22,983,500 Hong Kong Offer Shares (representing 10% of the total number of Hong Kong Offer Shares initially being offered in the Hong Kong Public Offering) will be available for purchase by full-time employees of the Group (other than a Director, an existing beneficial owner of the Shares or their respective Associate) and (ii) no less than 206,860,000 Hong Kong Offer Shares (representing 90% of the total number of Hong Kong Offer Shares initially being offered in the Hong Kong Public Offering) will be available for purchase by the public and will be divided equally into two pools: Pool A and Pool B. All valid applications (other than those applications made pursuant to (i) above) that have been received for Hong Kong Offer Shares to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon) of HK$5 million or below will fall into Pool A and all valid applications (other than those applications made pursuant to (i) above) that have been received for Hong Kong Offer Shares to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon) of more than HK$5 million will fall into Pool B.

BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with the Company, shall have absolute discretion in determining the number of Hong Kong Offer Shares which shall comprise each of Pool A and Pool B. The number of Hong Kong Offer Shares comprised in each of Pool A and Pool B will initially be divided equally between the two pools. However, if demand for Hong Kong Offer Shares falling within Pool A is significant or otherwise justified, and irrespective of whether Pool B is undersubscribed or not, it is expected that the number of Hong Kong Offer Shares comprising Pool A will be increased in order to increase the allocation ratio of Pool A, with a view to allowing more Pool A applicants to receive allocations of Hong Kong Offer Shares. Applicants should be aware that applications in Pool B are likely to receive different allocation ratios than applications in Pool A. Where either of the pools is undersubscribed, the surplus Hong Kong Offer Shares will be transferred to satisfy demand in the other pool and be allocated accordingly. Applicants can only receive an allocation of Hong Kong Offer Shares from Pool A or Pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 100% of the Hong Kong Offer Shares initially available in either Pool A or Pool B (that is, 103,430,000 Hong Kong Offer Shares) are liable to be rejected. **The final number of Hong Kong Offer Shares comprised in the Hong Kong Public Offering, Pool A and Pool B, respectively, will, following the determination by BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with the Company, be published in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal on Tuesday, July 23, 2002 with the announcement of the Offer Price, the level of indications of interest in the International Offering, the level of applications in the Hong Kong Public Offering and the basis of allocations of the Hong Kong Offer Shares.**

PINK Application Forms together with copies of the English and Chinese Prospectuses are available for collection by full-time employees of the Group (other than a Director, an existing beneficial owner of the Shares or their respective Associate) from their department heads.

Applicants who want the allocated Hong Kong Offer Shares to be registered in the name of HKSCC Nominees Limited and deposited directly into CCASS for credit to their CCASS investor participant stock accounts or the stock accounts of their designated CCASS participants should complete the **YELLOW** Application Forms, copies of which, together with copies of the Prospectus, may be obtained during normal business hours from 9:00 am on Monday, July 15, 2002 to 12:00 noon on Thursday, July 18, 2002 at the *Depository Counter of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong*, or the *Customer Service Centre of HKSCC at Upper Ground Floor,* V-Heun Building, 128-140 Queen's Road Central, Hong Kong, or their brokers, who may have such Application Forms and English and Chinese Prospectuses available. **Applicants using a YELLOW Application Form and having their allocated Hong Kong Offer Shares registered in the name of HKSCC Nominees Limited will not be eligible for the Retail Discount.**

Applicants who want the allocated Hong Kong Offer Shares to be registered in their own names and are eligible for, and wish to receive, the Retail Discount, should complete and sign the **WHITE** Application Forms. Applicants who want the allocated Hong Kong Offer Shares to be registered in their own names but are not eligible for, or do not wish to receive, the Retail Discount, should complete and sign the **BLUE** Application Forms. Applicants can collect copies of the English and Chinese Prospectuses and the **WHITE** or **BLUE** Application Forms during normal business hours from 9:00 a.m. on Monday, July 15, 2002 to 12:00 noon on Thursday, July 18, 2002 from:

Applicants who want the allocated Hong Kong Offer Shares to be registered in their own names and are eligible for, and wish to receive, the Retail Discount, should complete and sign the WHITE Application Forms. Applicants who want the allocated Hong Kong Offer Shares to be registered in their own names but are not eligible for, or do not wish to receive, the Retail Discount, should complete and sign the BLUE Application Forms. Applicants can collect copies of the English and Chinese Prospectuses and the WHITE or BLUE Application Forms during normal business hours from 9:00 a.m. on Monday, July 15, 2002 to 12:00 noon on Thursday, July 18, 2002 from:

BOCI Asia Limited
35th Floor, Bank of China Tower, 1 Garden Road, Hong Kong
or
Goldman Sachs (Asia) L.L.C.
68th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong
or
UBS Warburg a business group of UBS AG
25th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong
or
BNP Paribas Peregrine Securities Limited
36/F, Asia Pacific Finance Tower, 3 Garden Road, Hong Kong
or
China Everbright Capital Limited
40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong
or
CLSA Limited
18/F, One Pacific Place, 88 Queensway, Hong Kong
or
The Hongkong and Shanghai Banking Corporation Limited
Level 15, 1 Queen's Road Central, Hong Kong
or
BCOM Securities Company Limited
Room 201-202, Far East Consortium Building, 121 Des Voeux Road Central, Hong Kong
or
CEF Capital Limited
Suite 2001, 20/F, Cheung Kong Center, 2 Queen's Road Central, Hong Kong
or
Celestial Capital Limited
21/F, The Center, 99 Queen's Road Central, Hong Kong
or
China Insurance Group Securities Limited
29/F, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong
or
Core Pacific-Yamaichi International (H.K.) Limited
36/F, Cosco Tower, 183 Queen's Road Central, Hong Kong
or
CSC Securities (HK) Limited
28/F, Cosco Tower, Grand Millenium Plaza, 183 Queen's Road Central, Hong Kong
or
Dao Heng Securities Limited
12/F, The Center, 99 Queen's Road Central, Hong Kong
or
DBS Asia Capital Limited
16/F, Man Yee Building, 68 Des Voeux Road Central, Hong Kong
or
First Shanghai Securities Limited
19/F, Wing On House, 71 Des Voeux Road Central, Hong Kong
or
Grand Cathay Securities (Hong Kong) Limited
Suite 1120, 11/F, Two Pacific Place, 88 Queensway, Hong Kong
or
Guotai Junan Securities (Hong Kong) Limited
27/F, Low Block, Grand Millennium Plaza, 181 Queen's Road Central, Hong Kong
or
Hang Seng Securities Limited
12/F, 83 Des Voeux Road Central, Hong Kong
or
ICEA Capital Limited
42/F, Jardine House, 1 Connaught Place, Central, Hong Kong
or
Ka Wah Capital Limited
Unit 6310-6312, 63/F, The Center, 99 Queen's Road Central, Hong Kong
or
KGI Asia Limited
27th Floor, Asia Pacific Finance Tower, Citibank Plaza, 3 Garden Road, Hong Kong
or
Kingsway SW Securities Limited
5/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong
or
Shenyin Wanguo Capital (H.K.) Limited
28/F, Citibank Tower, Citibank Plaza, 3 Garden Road, Hong Kong
or
South China Securities Limited
28/F, Bank of China Tower, 1 Garden Road, Hong Kong
or
Sun Hung Kai International Limited
12/F, One Pacific Place, 88 Queensway, Hong Kong
or
Tai Fook Securities Company Limited
25/F, New World Tower, 16-18 Queen's Road Central, Hong Kong
or

any one of the following branches or sub-branches of:

Bank of China (Hong Kong) Limited

Hong Kong Island	
Bank of China Tower Branch	3/F, 1 Garden Road, Central
Central District (Li Po Chun Chambers) Branch	Li Po Chun Chambers, 189 Des Voeux Road Central
Kam Wa Street Branch	3 Kam Wa Street, Shau Kei Wan
North Point Branch	G/F, Roca Center, 464 King's Road, North Point
Taikoo Shing (Hoi Shing Mansion) Branch	Shop G1006, Hoi Shing Mansion, Taikoo Shing
United Centre Branch	Shop 1021, 1/F, United Centre, 95 Queensway
Wan Chai Branch	395 Hennessy Road, Wan Chai
Kowloon	
Canton Road Branch	Imperial Building, 60 Canton Road, Tsim Sha Tsui
Diamond Hill Branch	G107, G/F, Plaza Hollywood, Diamond Hill
Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road
Mongkok (President Commercial Centre) Branch	608 Nathan Road, Mongkok
Tsim Sha Tsui (Houston Centre) Branch	G/F, Houston Centre, 63 Mody Road, Tsim Sha Tsui
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
Yau Ma Tei Branch	471 Nathan Road, Yau Ma Tei
New Territories	
Castle Peak Road (Tsuen Wan) Branch	167 Castle Peak Road, Tsuen Wan
Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long
East Point City Branch	Shop 187A, East Point City, Tseung Kwan O
Lucky Plaza Branch	G/F, Lucky Plaza, Wang Pok Street, Shatin
Ma On Shan Center Branch	Shop A2, G/F, Ma On Shan Center, Sai Sha Road, Ma On Shan
Maritime Square Branch	Shop 115, Maritime Square, Tsing Yi Island
Sheung Shui Branch	61 San Fung Avenue, Sheung Shui
Tuen Mun Town Plaza Branch	Shop 2, Tuen Mun Town Plaza, Phase II

The Hongkong and Shanghai Banking Corporation Limited

Hong Kong Island	
Causeway Bay Branch	G/F & 1/F, Causeway Bay Plaza II, 463-483 Lockhart Road
Cityplaza Branch	Unit 065, Cityplaza I, Taikoo Shing
Des Voeux Road Central Branch	China Insurance Group Building, 141 Des Voeux Road Central
Hong Kong Main Branch	Level 3, 1 Queen's Road Central
Kowloon	
Festival Walk Branch	Shops LG1-37, Festival Walk, 80 Tat Chee Avenue, Kowloon Tong
Kwun Tong Branch	1 Yue Man Square, Kwun Tong
Mongkok Branch	673 Nathan Road, Mongkok
Tsim Sha Tsui Branch	82-84 Nathan Road, Tsim Sha Tsui
New Territories	
City Landmark Branch	Shops 117-131, 1/F, City Landmark 1, 68 Chung On Street, Tsuen Wan
Yuen Long Branch	G/F, HSBC Building, 150-160 Castle Peak Road, Yuen Long

Standard Chartered Bank

Hong Kong Island	
Aberdeen Branch	Shop 4A, G/F, Aberdeen Center, Site 5, 6-12 Nam Hing Street, Aberdeen
Landmark Branch	The Landmark, 15 Queen's Road Central
Leighton Center Branch	Shops 12-16, UG/F, Leighton Center, 77 Leighton Road, Causeway Bay
Taikoo Place Branch	G/F, 969 King's Road, Quarry Bay
Kowloon	
Mongkok Bank Center Branch	Bank Center, 630-636 Nathan Road
Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
San Po Kong Branch	10-20 Ning Yuen Street, San Po Kong
Tsim Sha Tsui Branch	10 Granville Road, Tsim Sha Tsui
New Territories	
Shatin Center Branch	Shop 32C, Level 3, Shatin Center Shopping Arcade, 2-16 Wang Pok Street, Shatin
Tsuen Wan Branch	Basement 1/F, Emperor Plaza, 263 Sha Tsui Road, Tsuen Wan

The Bank of East Asia, Limited

Hong Kong Island	
Main Branch	10 Des Voeux Road Central
Sai Ying Pun Branch	338-342 Queen's Road West
Wan Chai Branch	314-324 Hennessy Road
Kowloon	
Mongkok South Branch	G/F & 1/F, Righteous Center, 585 Nathan Road
Mongkok North Branch	G/F, Foon Shing Building, 732 Nathan Road, Mongkok
Waterloo Road Branch	Shop A, G/F, Richland House, 77B&77C Waterloo Road
New Territories	
Ha Kwai Chung Branch	202 Hing Fong Road
Tai Po Plaza Branch	Units 49-52, Level 1, Tai Po Plaza
Tai Wai Branch	16-18 Tai Wai Road, Cheung Fung Mansion, Shatin
Tuen Mun Branch	Shop No. G16, G/F, Eldo Court Shopping Center

You may also view the English and Chinese Prospectuses on the Selling Shareholder's dedicated website at www.bochkipo.com.hk. You will not be able to download Application Forms from the website.

The results of allocations of Hong Kong Offer Shares in the Hong Kong Public Offering, including applications made on WHITE, BLUE, YELLOW and PINK Application Forms, which will include the Hong Kong identity card numbers, passport numbers or Hong Kong business registration numbers of successful applicants and the number of Hong Kong Offer Shares successfully applied for, will be available at the times and dates and in the manner specified as follows:

- special allocation results booklets setting out the results of allocations will be available for inspection at the receiving banks referred to above during opening hours of individual branches and sub-branches from Tuesday, July 23, 2002 to Thursday, July 25, 2002;
- results of allocations will be available from the Selling Shareholder's dedicated hotline. Applicants may find out whether or not their applications have been successful and the number of Hong Kong Offer Shares allocated to them, if any, by calling 183 3888 between 7:00 a.m. and 12:00 p.m. from Tuesday, July 23, 2002 to Thursday, July 25, 2002;
- results of allocations will be available from the Selling Shareholder's dedicated website at www.bochkipo.com.hk on a 24-hour basis from Tuesday, July 23, 2002 to Friday, August 9, 2002;
- special allocation results booklets setting out the results of allocations will be available for inspection at all branches of Hongkong Post during opening hours of individual post offices from Tuesday, July 23, 2002 to Thursday, July 25, 2002; and
- the Hong Kong Underwriters referred to above will have special allocation results booklets setting out the results of allocations. Applicants can contact the Hong Kong Underwriters for results of allocations during normal business hours from Tuesday, July 23, 2002 to Thursday, July 25, 2002.

The WHITE, BLUE and YELLOW Application Forms, completed in all respects, to which cheques or banker's cashier orders should be securely stapled, should be deposited in the special collection boxes provided at any of the branches and sub-branches of the receiving banks referred to above at the following times:

Monday, July 15, 2002	—	9:00 a.m. to 4:00 p.m.
Tuesday, July 16, 2002	—	9:00 a.m. to 4:00 p.m.
Wednesday, July 17, 2002	—	9:00 a.m. to 4:00 p.m.
Thursday, July 18, 2002	—	9:00 a.m. to 12:00 noon

Completed PINK Application Forms, with cheque or banker's cashier order attached, must be deposited in the special collection boxes provided at any one of the following locations at the following times:

Bank of China (Hong Kong) Limited

North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point, Hong Kong
95 Fu Yan Street Branch	95 Fu Yan Street, Kwun Tong, Kowloon
Shanghai Street (Mongkok) Branch	611-617 Shanghai Street, Mongkok, Kowloon
194 Cheung Sha Wan Road Branch	194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon
47 Ma Tau Wai Road Branch	47-49 Ma Tau Wai Road, Hung Hom, Kowloon
New Town Plaza Branch	Shop 739-745, Level 7 Phase One, New Town Plaza, Sha Tin, New Territories
Tsuen Wan (Sin Ching Building) Branch	201-207 Castle Peak Road, Tsuen Wan, New Territories
Yuen Long Branch	102-108 Castle Peak Road, Yuen Long, New Territories

Collection Times:

Monday, July 15, 2002	—	9:00 a.m. to 5:00 p.m.
Tuesday, July 16, 2002	—	9:00 a.m. to 5:00 p.m.
Wednesday, July 17, 2002	—	9:00 a.m. to 12:00 noon

Bank of China Tower	6/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong
Bank of China Building	6/F, Bank of China Building, 2A Des Voeux Road Central, Hong Kong
Bank of China Centre	29/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, West Kowloon

Collection Times:

Monday, July 15, 2002	—	9:00 a.m. to 10:00 p.m.
Tuesday, July 16, 2002	—	7:00 a.m. to 10:00 p.m.
Wednesday, July 17, 2002	—	7:00 a.m. to 12:00 noon

Subject to the terms and conditions set out in the Prospectus and the Application Forms relating thereto, (i) applications on WHITE, BLUE or YELLOW Application Forms must be received by 12:00 noon on Thursday, July 18, 2002 and (ii) applications made on PINK Application Forms must be received by 12:00 noon on Wednesday, July 17, 2002 (or such later date as may apply in the case of a tropical cyclone warning signal number 8 or above or a "black" rainstorm warning signal being in force or if there are similar extraneous factors as are acceptable to the Stock Exchange as described in the Prospectus).

Hong Kong, Monday, July 15, 2002

File No. 82-34675

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless defined herein, terms in this announcement shall have the same meaning as those defined in the prospectus dated July 15, 2002 (the "Prospectus") issued by BOC Hong Kong (Holdings) Limited (the "Company").

In connection with the Global Offering, BOC International Holdings Limited, Goldman Sachs (Asia) L.L.C. and UBS Warburg a business group of UBS AG (the "Joint Global Coordinators"), on behalf of the International Purchasers, may over-allocate and/or effect transactions which stabilize or maintain the market price of the Shares or the ADSs at levels above those which might otherwise prevail in the open market. Such transactions may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements and, if commenced, may be discontinued at any time. The Selling Shareholder may be required to sell up to an aggregate of 344,765,000 additional Shares (all or a portion of which may be delivered in the form of ADSs), representing 15% of the Offer Shares initially available in the Global Offering, at the Offer Price if the Joint Global Coordinators exercise the Over-allotment Option, which option is exercisable within 30 days from the date on which dealings in the Shares commence on the Hong Kong Stock Exchange. In the event that the number of Offer Shares is reduced, the Over-allotment Option will be correspondingly reduced such that they will be in respect of Shares representing no more than 15% of such reduced number of Offer Shares. In the event that such Over-allotment Option is exercised, a press announcement will be made on the day of the exercise.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

GLOBAL OFFERING

Number of Offer Shares in the Global Offering:	**2,298,435,000 (subject to adjustment and the Over-allotment Option)**
Number of Hong Kong Offer Shares:	**229,843,500 (subject to adjustment)**
Maximum Offer Price:	**HK$9.50 per Offer Share payable in full on application in Hong Kong dollars, subject to refund**
Nominal Value:	**HK$5.00 per Share**
Stock Code:	**2388**

Joint Global Coordinators and Joint Bookrunners

BOC International Holdings Limited | **Goldman Sachs (Asia) L.L.C.** | **UBS Warburg**

Joint Sponsors

BOCI Asia Limited | **Goldman Sachs (Asia) L.L.C.** | **UBS Warburg Asia Limited**

Application has been made to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Shares as described in the Prospectus. Dealings in the Shares on the Hong Kong Stock Exchange are expected to commence on July 25, 2002. Applications for the Hong Kong Offer Shares will only be considered on the basis of the terms and conditions set out in the Prospectus dated July 15, 2002 and the prescribed **WHITE**, **BLUE**, **YELLOW** or **PINK** Application Forms. All applications of an applicant will be rejected as multiple applications if the applicant (for his/her benefit), or joint applicants together (i) make more than one application on a **WHITE**, **BLUE** or **YELLOW** Application Form, (ii) make more than one application on a **PINK** Application Form, (iii) apply on one **WHITE**, **BLUE** or **YELLOW** Application Form (whether individually or jointly with others) to apply for more than 100% of the Hong Kong Offer Shares initially available in either Pool A or Pool B as referred to below, (iv) receive any Offer Shares and/or ADSs in the International Offering or (v) apply on one **PINK** Application Form for more than 100% of the Hong Kong Offer Shares being offered to full-time employees of the Group (other than a Director, an existing beneficial owner of the Shares or their respective Associate) on a preferential basis in the Hong Kong Public Offering. Applicants are required to undertake and confirm that they or the relevant beneficial owner(s) have not applied for or taken up or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up or indicate any interest in any Offer Shares and/or ADSs in the International Offering nor otherwise participate in the International Offering. Subject to the granting of the listing of, and permission to deal in, the Shares on the Hong Kong Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in the Central Clearing and Settlement System ("CCASS") with effect from the date of commencement of dealings in the Shares on the Hong Kong Stock Exchange or any other date as shall be determined by HKSCC. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The Global Offering is conditional on the conditions set out in the section headed "Structure of the Global Offering – Conditions of the Global Offering" in the Prospectus. The Offer Price is expected to be fixed by agreement (the "Price Determination Agreement") among the Joint Global Coordinators (on behalf of the Hong Kong Underwriters and the International Purchasers), BOC and the Selling Shareholder, after consultation with the Company, on the Price Determination Date, which is expected to be on or before July 20, 2002. Individuals who satisfy the Eligibility Conditions will be entitled to a 5% discount to the Offer Price (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon). The number of Offer Shares and/or the indicative Offer Price range (which is HK$6.93 to HK$9.50 per Offer Share) may be reduced below that stated in the Prospectus at any time prior to the morning of the last day for lodging applications in the Hong Kong Public Offering. In such a case, BOC, the Selling Shareholder and the Company will jointly, as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the last day for lodging applications in the Hong Kong Public Offering, cause to be published in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal a notice of the reduction. Applicants in the Hong Kong Public Offering should note that in no circumstances can applications be withdrawn once submitted, even if the number of Offer Shares and/or the Offer Price range is subsequently so reduced. In the event of a reduction in the number of Offer Shares, the Joint Global Coordinators may, at their discretion, reallocate the number of Offer Shares to be offered in the Hong Kong Public Offering and the International Offering provided that the number of Offer Shares comprised in the Hong Kong Public Offering shall not be less than 10% of the total number of Offer Shares in the Global Offering. The Offer Shares to be offered in the Hong Kong Public Offering and the Offer Shares and the ADSs to be offered in the International Offering may, in certain circumstances, be reallocated as between these offerings at the discretion of the Joint Global Coordinators. In the event of over-applications, BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with the Company, shall apply a clawback mechanism following the closing of the application lists on the basis of factors including among other matters, the total demand in the Hong Kong Public Offering, with a view to ensuring that applicants in the Hong Kong Public Offering are treated no less favorably than they would otherwise have been under the clawback requirements as set out in Practice Note 18 of the Listing Rules. If, for any reason, the Price Determination Agreement is not entered into on or before July 20, 2002, the Global Offering will not proceed.

If the Global Offering does not become unconditional, all application moneys received from applicants in the Hong Kong Public Offering will be refunded, without interest, together with brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee, on the terms set out in the Prospectus.

Applicants who have applied for and are successfully allocated 200,000 or more Hong Kong Offer Shares using a **WHITE** or **BLUE** Application Form may collect their share certificates in person from the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong between 1:00 p.m. and 3:00 p.m. on the date notified by the Selling Shareholder in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal as the date of collection of share certificates, which is expected to be on or before Tuesday, July 23, 2002, after which the share certificates will be posted to the applicants by ordinary post and at the applicants' own risk to the addresses specified on the relevant Application Forms. Refund cheques will be despatched in respect of wholly or partially unsuccessful applications, in respect of successful applications if the final Offer Price is less than the maximum Offer Price payable on application and in respect of the Retail Discount. Refund cheques cannot be collected and are expected to be despatched on or before Thursday, July 25, 2002 to the same address as that for share certificate.

Under the Hong Kong Public Offering, the Selling Shareholder is initially offering 229,843,500 Offer Shares for sale to the public in Hong Kong. For allocation purposes only, of the 229,843,500 Offer Shares initially being offered for purchase in the Hong Kong Public Offering, (i) up to 22,983,500 Hong Kong Offer Shares (representing 10% of the total number of Hong Kong Offer Shares initially being offered in the Hong Kong Public Offering) will be available for purchase by full-time employees of the Group (other than a Director, an existing beneficial owner of the Shares or their respective Associate) and (ii) no less than 206,860,000 Hong Kong Offer Shares (representing 90% of the total number of Hong Kong Offer Shares initially being offered in the Hong Kong Public Offering) will be available for purchase by the public and will be divided equally into two pools: Pool A and Pool B. All valid applications (other than those applications made pursuant to (i) above) that have been received for Hong Kong Offer Shares to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon) of HK$5 million or below will fall into Pool A and all valid applications (other than those applications made pursuant to (i) above) that have been received for Hong Kong Offer Shares to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee payable thereon) of more than HK$5 million will fall into Pool B.

BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with the Company, shall have absolute discretion in determining the number of Hong Kong Offer Shares which shall comprise each of Pool A and Pool B. The number of Hong Kong Offer Shares comprised in each of Pool A and Pool B will initially be divided equally between the two pools. However, if demand for Hong Kong Offer Shares falling within Pool A is significant or otherwise justified, and irrespective of whether Pool B is undersubscribed or not, it is expected that the number of Hong Kong Offer Shares comprising Pool A will be increased in order to increase the allocation ratio of Pool A, with a view to allowing more Pool A applicants to receive allocations of Hong Kong Offer Shares. Applicants should be aware that applications in Pool B are likely to receive different allocation ratios than applications in Pool A. Where either of the pools is undersubscribed, the surplus Hong Kong Offer Shares will be transferred to satisfy demand in the other pool and be allocated accordingly. Applicants can only receive an allocation of Hong Kong Offer Shares from Pool A or Pool B but not from both pools. Multiple or suspected multiple applications and any application for more than 100% of the Hong Kong Offer Shares initially available in either Pool A or Pool B (that is, 103,430,000 Hong Kong Offer Shares) are liable to be rejected. **The final number of Hong Kong Offer Shares comprised in the Hong Kong Public Offering, Pool A and Pool B, respectively, will, following the determination by BOC, the Selling Shareholder and the Joint Global Coordinators, after consultation with the Company, be published in the South China Morning Post, the Hong Kong Economic Times and the Hong Kong Economic Journal on Tuesday, July 23, 2002 with the announcement of the Offer Price, the level of indications of interest in the International Offering, the level of applications in the Hong Kong Public Offering and the basis of allocations of the Hong Kong Offer Shares.**

PINK Application Forms together with copies of the English and Chinese Prospectuses are available for collection by full-time employees of the Group (other than a Director, an existing beneficial owner of the Shares or their respective Associate) from their department heads.

Applicants who want the allocated Hong Kong Offer Shares to be registered in the name of HKSCC Nominees Limited and deposited directly into CCASS for credit to their CCASS investor participant stock accounts or the stock accounts of their designated CCASS participants should complete the **YELLOW** Application Forms, copies of which, together with copies of the Prospectus, may be obtained during normal business hours from 9:00 am on Monday, July 15, 2002 to 12:00 noon on Thursday, July 18, 2002 at the Depository Counter of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, or the Customer Service Centre of HKSCC at Upper Ground Floor, V-Heun Building, 128-140 Queen's Road Central, Hong Kong, or their brokers, who may have such Application Forms and English and Chinese Prospectuses available. **Applicants using a YELLOW Application Form and having their allocated Hong Kong Offer Shares registered in the name of HKSCC Nominees Limited will not be eligible for the Retail Discount.**

together with copies of the Prospectus, may be obtained during normal business hours from 9:00 am on Monday, July 15, 2002 to 12:00 noon on Thursday, July 18, 2002 [illegible] V-Heun Building, 128-140 Queen's Road Central, Hong Kong, or their brokers, who may have such Application Forms and English and Chinese Prospectuses available. **Applicants using a YELLOW Application Form and having their allocated Hong Kong Offer Shares registered in the name of HKSCC Nominees Limited will not be eligible for the Retail Discount.**

Applicants who want the allocated Hong Kong Offer Shares to be registered in their own names and are eligible for, and wish to receive, the Retail Discount, should complete and sign the **WHITE** Application Forms. Applicants who want the allocated Hong Kong Offer Shares to be registered in their own names but are not eligible for, or do not wish to receive, the Retail Discount, should complete and sign the **BLUE** Application Forms. Applicants can collect copies of the English and Chinese Prospectuses and the **WHITE** or **BLUE** Application Forms during normal business hours from 9:00 a.m. on Monday, July 15, 2002 to 12:00 noon on Thursday, July 18, 2002 from:

BOCI Asia Limited
35th Floor, Bank of China Tower, 1 Garden Road, Hong Kong
or
Goldman Sachs (Asia) L.L.C.
68th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong
or
UBS Warburg a business group of UBS AG
25th Floor, One Exchange Square, 8 *Connaught Place, Central, Hong Kong*
or
BNP Paribas Peregrine Securities Limited
36/F, Asia Pacific Finance Tower, 3 Garden Road, Hong Kong
or
China Everbright Capital Limited
40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong
or
CLSA Limited
18/F, One Pacific Place, 88 Queensway, Hong Kong
or
The Hongkong and Shanghai Banking Corporation Limited
Level 15, 1 Queen's Road Central, Hong Kong
or
BCOM Securities Company Limited
Room 201-202, Far East Consortium Building, 121 Des Voeux Road Central, Hong Kong
or
CEF Capital Limited
Suite 2001, 20/F, Cheung Kong Center, 2 *Queen's Road Central, Hong Kong*
or
Celestial Capital Limited
21/F, The Center, 99 Queen's Road Central, Hong Kong
or
China Insurance Group Securities Limited
29/F, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong
or
Core Pacific-Yamaichi International (H.K.) Limited
36/F, Cosco Tower, 183 Queen's Road Central, Hong Kong
or
CSC Securities (HK) Limited
28/F, Cosco Tower, Grand Millenium Plaza, 183 Queen's Road Central, Hong Kong
or
Dao Heng Securities Limited
12/F, The Center, 99 Queen's Road Central, Hong Kong
or
DBS Asia Capital Limited
16/F, Man Yee Building, 68 Des Voeux Road Central, Hong Kong
or
First Shanghai Securities Limited
19/F, Wing On House, 71 Des Voeux Road Central, Hong Kong
or
Grand Cathay Securities (Hong Kong) Limited
Suite 1120, 11/F, *Two Pacific Place, 88 Queensway, Hong Kong*
or
Guotai Junan Securities (Hong Kong) Limited
27/F, Low Block, Grand Millennium Plaza, 181 Queen's Road Central, Hong Kong
or
Hang Seng Securities Limited
12/F, 83 Des Voeux Road Central, Hong Kong
or
ICEA Capital Limited
42/F, *Jardine House, 1 Connaught Place, Central, Hong Kong*
or
Ka Wah Capital Limited
Unit 6310-6312, 63/F, The Center, 99 Queen's Road Central, Hong Kong
or
KGI Asia Limited
27th Floor, Asia Pacific Finance Tower, Citibank Plaza, 3 Garden Road, Hong Kong
or
Kingsway SW Securities Limited
5/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong
or
Shenyin Wanguo Capital (H.K.) Limited
28/F, Citibank Tower, Citibank Plaza, 3 Garden Road, Hong Kong
or
South China Securities Limited
28/F, Bank of China Tower, 1 Garden *Road, Hong Kong*
or
Sun Hung Kai International Limited
12/F, One Pacific Place, 88 Queensway, Hong Kong
or
Tai Fook Securities Company Limited
25/F, New World Tower, 16-18 Queen's Road Central, Hong Kong
or

any one of the following branches or sub-branches of:

Bank of China (Hong Kong) Limited

Hong Kong Island	
Bank of China Tower Branch	3/F, 1 Garden Road, Central
Central District (Li Po Chun Chambers) Branch	Li Po Chun Chambers, 189 Des Voeux Road Central
Kam Wa Street Branch	3 Kam Wa Street, Shau Kei Wan
North Point Branch	G/F, Roca Center, 464 King's Road, North Point
Taikoo Shing (Hoi Shing Mansion) Branch	Shop G1006, Hoi Shing Mansion, Taikoo Shing
United Centre Branch	Shop 1021, 1/F, United Centre, 95 Queensway
Wan Chai Branch	395 Hennessy Road, Wan Chai
Kowloon	
Canton Road Branch	Imperial Building, 60 Canton Road, Tsim Sha Tsui
Diamond Hill Branch	*G107, G/F, Plaza Hollywood, Diamond Hill*
Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road
Mongkok (President Commercial Centre) Branch	608 Nathan Road, Mongkok
Tsim Sha Tsui (Houston Centre) Branch	G/F, Houston Centre, 63 Mody Road, Tsim Sha Tsui
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
Yau Ma Tei Branch	471 Nathan Road, Yau Ma Tei
New Territories	
Castle Peak Road (Tsuen Wan) Branch	167 Castle Peak Road, Tsuen Wan
Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long
East Point City Branch	Shop 187A, East Point City, Tseung Kwan O
Lucky Plaza Branch	G/F, Lucky Plaza, Wang Pok Street, Shatin
Ma On Shan Center Branch	Shop A2, G/F, Ma On Shan Center, Sai Sha Road, Ma On Shan
Maritime Square Branch	Shop 115, Maritime Square, Tsing Yi Island
Sheung Shui Branch	*61 San Fung Avenue, Sheung Shui*
Tuen Mun Town Plaza Branch	Shop 2, Tuen Mun Town Plaza, Phase II

The Hongkong and Shanghai Banking Corporation Limited

Hong Kong Island	
Causeway Bay Branch	G/F & 1/F, Causeway Bay Plaza II, 463-483 Lockhart Road
Cityplaza Branch	Unit 065, Cityplaza I, Taikoo Shing
Des Voeux Road Central Branch	China Insurance Group Building, 141 Des Voeux Road Central
Hong Kong Main Branch	Level 3, 1 *Queen's Road Central*
Kowloon	
Festival Walk Branch	Shops LG1-37, Festival Walk, 80 Tat Chee Avenue, Kowloon Tong
Kwun Tong Branch	1 Yue Man Square, Kwun Tong
Mongkok Branch	673 Nathan Road, Mongkok
Tsim Sha Tsui Branch	82-84 Nathan Road, Tsim Sha Tsui
New Territories	
City Landmark Branch	Shops 117-131, 1/F, City Landmark 1, 68 Chung On Street, Tsuen Wan
Yuen Long Branch	G/F, HSBC Building, 150-160 Castle Peak Road, Yuen Long

Standard Chartered Bank

Hong Kong Island	
Aberdeen Branch	Shop 4A, G/F, Aberdeen Center, Site 5, 6-12 Nam Hing Street, Aberdeen
Landmark Branch	The Landmark, 15 Queen's Road Central
Leighton Center Branch	Shops 12-16, UG/F, Leighton Center, 77 Leighton Road, Causeway Bay
Taikoo Place Branch	G/F, 969 King's Road, Quarry Bay
Kowloon	
Mongkok Bank Center Branch	Bank Center, 630-636 Nathan Road
Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
San Po Kong Branch	10-20 Ning Yuen Street, San Po Kong
Tsim Sha Tsui Branch	*10 Granville Road, Tsim Sha Tsui*
New Territories	
Shatin Center Branch	Shop 32C, Level 3, Shatin Center Shopping Arcade, 2-16 Wang Pok Street, Shatin
Tsuen Wan Branch	Basement 1/F, Emperor Plaza, 263 Sha Tsui Road, Tsuen Wan

The Bank of East Asia, Limited

Hong Kong Island	
Main Branch	*10 Des Voeux Road Central*
Sai Ying Pun Branch	338-342 Queen's Road West
Wan Chai Branch	314-324 Hennessy Road
Kowloon	
Mongkok South Branch	G/F & 1/F, Righteous Center, 585 Nathan Road
Mongkok North Branch	G/F, Foon Shing Building, 732 Nathan Road, Mongkok
Waterloo Road Branch	Shop A, G/F, Richland House, 77B&77C Waterloo Road
New Territories	
Ha Kwai Chung Branch	202 Hing Fong Road
Tai Po Plaza Branch	Units 49-52, Level 1, Tai Po Plaza
Tai Wai Branch	16-18 Tai Wai Road, Cheung Fung Mansion, Shatin
Tuen Mun Branch	Shop No. G16, G/F, Eldo Court Shopping Center

You may also view the English and Chinese Prospectuses on the Selling Shareholder's dedicated website at www.bochkipo.com.hk. You will not be able to download *Application Forms from the website.*

The results of allocations of Hong Kong Offer Shares in the Hong Kong Public Offering, including applications made on **WHITE, BLUE, YELLOW** and **PINK** Application Forms, which will include the Hong Kong identity card numbers, passport numbers or Hong Kong business registration numbers of successful applicants and the number of Hong Kong Offer Shares successfully applied for, will be available at the times and dates and in the manner specified as follows:

- special allocation results booklets setting out the results of allocations will be available for inspection at the receiving banks *referred to above during opening hours of individual* branches and sub-branches from Tuesday, July 23, 2002 to Thursday, July 25, 2002;
- results of allocations will be available from the Selling Shareholder's dedicated hotline. Applicants may find out whether or not their applications have been successful and the number of Hong Kong Offer Shares allocated to them, if any, by calling 183 3888 between 7:00 a.m. and 12:00 p.m. from Tuesday, July 23, 2002 to Thursday, July 25, 2002;
- results of allocations will be available from the Selling Shareholder's dedicated website at www.bochkipo.com.hk on a 24-hour basis from Tuesday, July 23, 2002 to Friday, August 9, 2002;
- special allocation results booklets setting out the results of allocations will be available for inspection at all branches of Hongkong Post *during opening hours of individual post offices* from Tuesday, July 23, 2002 to Thursday, July 25, 2002; and
- the Hong Kong Underwriters referred to above will have special allocation results booklets setting out the results of allocations. Applicants can contact the Hong Kong Underwriters for results of allocations during normal business hours from Tuesday, July 23, 2002 to Thursday, July 25, 2002.

The **WHITE, BLUE** and **YELLOW** Application Forms, completed in *all respects, to which cheques or banker's cashier* orders should be securely stapled, should be deposited in the special collection boxes provided at any of the branches and sub-branches of the receiving banks referred to above at the following times:

Monday, July 15, 2002 — 9:00 a.m. to 4:00 p.m.
Tuesday, July 16, 2002 — 9:00 a.m. to 4:00 p.m.
Wednesday, July 17, 2002 — 9:00 a.m. to 4:00 p.m.
Thursday, July 18, 2002 — *9:00 a.m. to 12:00 noon*

Completed **PINK** Application Forms, with cheque or banker's cashier order attached, must be deposited in the special collection boxes provided at any one of the following locations at the following times:

Bank of China (Hong Kong) Limited

North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point, Hong Kong
95 Fu Yan Street Branch	95 Fu Yan Street, Kwun Tong, Kowloon
Shanghai Street (Mongkok) Branch	611-617 Shanghai Street, Mongkok, Kowloon
194 Cheung Sha Wan Road Branch	*194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon*
47 Ma Tau Wai Road Branch	47-49 Ma Tau Wai Road, Hung Hom, Kowloon
New Town Plaza Branch	Shop 739-745, Level 7 Phase One, New Town Plaza, Sha Tin, New Territories
Tsuen Wan (Sin Ching Building) Branch	201-207 Castle Peak Road, Tsuen Wan, New Territories
Yuen Long Branch	102-108 Castle Peak Road, Yuen Long, New Territories

Collection Times:

Monday, July 15, 2002 — 9:00 a.m. to 5:00 p.m.
Tuesday, July 16, 2002 — 9:00 a.m. to 5:00 p.m.
Wednesday, July 17, 2002 — 9:00 a.m. to 12:00 noon

Bank of China Tower	6/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong
Bank of China Building	6/F, Bank of China Building, 2A Des Voeux Road Central, Hong Kong
Bank of China Centre	29/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, West Kowloon

Collection Times:

Monday, July 15, 2002 — 9:00 a.m. to 10:00 p.m.
Tuesday, July 16, 2002 — 7:00 a.m. to 10:00 p.m.
Wednesday, July 17, 2002 — 7:00 a.m. to 12:00 noon

Subject to the terms and conditions set out in the Prospectus and the Application Forms relating thereto, (i) applications on **WHITE, BLUE** or **YELLOW** Application Forms must be received by 12:00 noon on Thursday, July 18, 2002 and (ii) applications made on **PINK** Application Forms must be received by 12:00 noon on Wednesday, July 17, 2002 (or such later date as may apply in the case of a tropical cyclone warning *signal number 8 or above* or a "black" rainstorm warning signal being in force or if there are similar extraneous factors as are acceptable to the Stock Exchange as described in the Prospectus).

Hong Kong, Monday, July 15, 2002

This announcement is for information purposes only and is not, and is not intended or calculated to be, an offer of, or an invitation to purchase or to induce an offer by any person to acquire or purchase, securities of BOC Hong Kong (Holdings) Limited within Hong Kong, the United States or elsewhere.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Unless defined herein, terms in this announcement shall have the same meaning as those defined in the prospectus dated July 15, 2002 (the "Prospectus") issued by BOC Hong Kong (Holdings) Limited.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

GLOBAL OFFERING

Joint Global Coordinators and Joint Bookrunners

BOC International Holdings Limited   Goldman Sachs (Asia) L.L.C.   UBS Warburg

Joint Sponsors

BOCI Asia Limited   Goldman Sachs (Asia) L.L.C.   UBS Warburg Asia Limited

Additional 24 Receiving Bank Branches and Earlier Opening Hours on Closing Day

In connection with the global offering of 2,298,435,000 shares in BOC Hong Kong (Holdings) Limited (the "Company") which commenced on July 15, 2002, and the Prospectus issued by the Company on July 15, 2002, the Company announces that, in addition to the original 53 receiving bank branches of Bank of China (Hong Kong) Limited, The Hongkong and Shanghai Banking Corporation Limited ("HSBC"), Standard Chartered Bank and The Bank of East Asia, Limited (the "Receiving Banks") listed in the Prospectus and the Company's formal notice dated July 15, 2002, the following 24 additional branches of the Receiving Banks have been designated as receiving bank branches for the purpose of collecting application forms (with cheques or banker's cashier orders attached):

Bank of China (Hong Kong) Limited	
Central District (Wing On House) Branch	71 Des Voeux Road, Central
Fanling Town Centre Branch	Shop 53, Level 2 Fanling Town Centre, Fanling
Festival Walk Branch	Unit LG149, Festival Walk, Kowloon Tong
Kwai Chung Plaza Branch	A18-20, G/F, Kwai Chung Plaza, 7-11 Kwai Foo Road, Kwai Chung
Kwun Tong Plaza Branch	G1 Kwun Tong Plaza, 68 Hoi Yuen Road, Kwun Tong
Nathan Road (Mongkok) Branch	589 Nathan Road, Mongkok
North Point (King's Centre) Branch	193-209 King's Road, North Point
Shek Tong Tsui Branch	534 Queen's Road West, Shek Tong Tsui
Tai Po Branch	68-70 Po Heung Street, Tai Po Market
To Kwa Wan Road Branch	80N To Kwa Wan Road
HSBC	
Aberdeen Centre Branch	Shop 2, G/F, Site I, Aberdeen Centre, Aberdeen
Mei Foo Sun Chuen Branch	79 Broadway Stage 4, Mei Foo Sun Chuen
North Point Branch	G/F, Winner House, 306-316 King's Road, North Point
Shatin City One Branch	Shop Nos. 138-140, 1/F, City One Plaza, Shatin
Telford Gardens Branch	Shop Units P15-16, Block G, Telford Plaza I, Kowloon Bay
Standard Chartered Bank	
Des Voeux Road Branch	Standard Chartered Bank Building, 4-4a Des Voeux Road, Central
Hennessy Branch	399 Hennessy Road, Wanchai
Yau Ma Tei Branch	546-550 Nathan Road, Yau Ma Tei
Yuen Long Branch	140 Yuen Long Main Road, Yuen Long
Bank of East Asia	
Gloucester Road Branch	G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai
Ma Tau Wei Road Branch	23-27 Ma Tau Wei Road
North Point Branch	326-328 King's Road
Queen's Road East Branch	Ground Floor, Shops B & C, 228 Queen's Road East, Wanchai
San Po Kong Branch	65 Shung Ling Street

The collection boxes in all the 77 receiving bank branches will be available to receive application forms from 7:00 am to 12:00 noon on Thursday, July 18, 2002 rather than from 9:00 am to 12:00 noon. The 24 additional receiving bank branches will not have prospectuses and application forms available for collection. Prospectuses and application forms will continue to be available at the original 53 receiving bank branches. All completed white, blue and yellow application forms, with cheques or banker's cashier orders attached, must be deposited into the special collection boxes at any of the 77 designated receiving bank branches by 12:00 noon on Thursday, July 18, 2002.

By order of the Board
Yeung Jason Chi Wai
Company Secretary

Hong Kong, Wednesday, July 17, 2002

Unless defined herein, terms in this announcement shall have the same meaning as those defined in the prospectus dated July 15, 2002 (the "Prospectus") issued by BOC Hong Kong (Holdings) Limited.

File No. 82-34675

中銀香港(控股)有限公司

BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

GLOBAL OFFERING

Number of Offer Shares in the Global Offering:	**2,298,435,000 (subject to the Over-allotment Option)**
Number of Hong Kong Offer Shares:	**804,452,000 (after adjustment)**
Offer Price:	**HK$8.50 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee)** **HK$8.075 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee), after applying the Retail Discount**
Nominal Value:	**HK$5.00 per Share**
Stock Code:	**2388**

Joint Global Coordinators and Joint Bookrunners

BOC International Holdings Limited | **Goldman Sachs (Asia) L.L.C.** | **UBS Warburg**

Joint Sponsors

BOCI Asia Limited | **Goldman Sachs (Asia) L.L.C.** | **UBS Warburg Asia Limited**

SUMMARY

- The Offer Price has been fixed at HK$8.50 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee). The Offer Price, after applying the Retail Discount, is HK$8.075 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee).
- Valid applications pursuant to the Hong Kong Public Offering for a total of 5,603,313,500 Offer Shares have been received, equivalent to approximately 27 times the total number of 206,860,000 Offer Shares initially available for purchase in the Hong Kong Public Offering (excluding the preferential offering to eligible full-time employees of the Group).
- Indications of interest for approximately 11 billion Offer Shares in the International Offering have been received, equivalent to approximately 5 times the total number of 2,068,591,500 Offer Shares initially available for purchase in the International Offering.
- 804,452,000 Offer Shares, representing 35% of the Offer Shares available in the Global Offering, will be allocated to the Hong Kong Public Offering.
- Dealings in the Shares on the Stock Exchange are expected to commence on Thursday, July 25, 2002.

OFFER PRICE

The Offer Price has been fixed at HK$8.50 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee). The Offer Price, after applying the Retail Discount, is HK$8.075 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee).

APPLICATIONS AND INDICATIONS OF INTEREST RECEIVED

At the close of the application lists at 12:00 noon on Thursday, July 18, 2002, a total of 385,060 valid applications had been received pursuant to the Hong Kong Public Offering for a total of 5,603,313,500 Offer Shares, equivalent to approximately 27 times the total number of 206,860,000 Offer Shares initially available for purchase in the Hong Kong Public Offering (excluding the preferential offering to eligible full-time employees of the Group). Everyone who has submitted a valid application for Offer Shares in the Hong Kong Public Offering will receive at least 500 Offer Shares.

Indications of interest for approximately 11 billion Offer Shares have been received in the International Offering, equivalent to approximately 5 times the 2,068,591,500 Offer Shares initially available in the International Offering.

FINAL SPLIT OF SHARES

804,452,000 Offer Shares, representing 35% of the Offer Shares available in the Global Offering, will be allocated to the Hong Kong Public Offering.

COMMENCEMENT OF DEALINGS

Dealings in the Shares on the Stock Exchange are expected to commence on Thursday, July 25, 2002.

A further announcement providing details of the Offer Price, the level of indications of interest in the International Offering, the level of applications in the Hong Kong Public Offering, the basis of allocations of the Hong Kong Offer Shares and the final number of Hong Kong Offer Shares comprised in the Hong Kong Public Offering, Pool A and Pool B, respectively is expected to be published on Tuesday, July 23, 2002.

Hong Kong, Sunday, July 21, 2002

SCMP (2002.7.22)

File No. 82-34675

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.
The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
Unless defined herein, terms in this announcement shall have the same meaning as those defined in the prospectus dated July 15, 2002 (the "Prospectus") issued by BOC Hong Kong (Holdings) Limited (the "Company").

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

GLOBAL OFFERING

Number of Offer Shares in the Global Offering:	**2,298,435,000 (subject to the Over-allotment Option)**
Number of Hong Kong Offer Shares:	**804,452,000 (after adjustment)**
Offer Price:	**HK$8.50 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee)** **HK$8.075 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee), after applying the Retail Discount**
Nominal Value:	**HK$5.00 per Share**
Stock Code:	**2388**

Joint Global Coordinators and Joint Bookrunners

BOC International Holdings Limited — **Goldman Sachs (Asia) L.L.C.** — **UBS Warburg**

Joint Sponsors

BOCI Asia Limited — **Goldman Sachs (Asia) L.L.C.** — **UBS Warburg Asia Limited**

SUMMARY

- The Offer Price has been fixed at HK$8.50 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee). The Offer Price, after applying the Retail Discount, is HK$8.075 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee).
- Valid applications pursuant to the Hong Kong Public Offering for a total of 5,603,313,500 Offer Shares have been received, equivalent to approximately 27 times the total number of 206,860,000 Offer Shares initially available for purchase in the Hong Kong Public Offering (excluding the preferential offering to eligible full-time employees of the Group).
- Indications of interest for approximately 10.851 billion Offer Shares in the International Offering have been received, equivalent to approximately 5 times the total number of 2,068,591,500 Offer Shares initially available for purchase in the International Offering.
- 18,000,000 Offer Shares were allocated to Bank of China Group Insurance Company Limited and one of its wholly owned subsidiaries in the International Offering.
- A clawback mechanism has been applied and 574,608,500 Offer Shares have been reallocated from the International Offering to the Hong Kong Public Offering.
- The final number of Offer Shares comprised in the Hong Kong Public Offering (excluding the preferential offering to eligible full-time employees of the Group) is 781,468,500 Offer Shares, comprising, in turn, 633,071,000 Offer Shares in Pool A and 148,397,500 Offer Shares in Pool B, representing approximately 81% and 19%, respectively.
- The final number of Offer Shares comprised in the Hong Kong Public Offering is 804,452,000, representing approximately 35% of the Offer Shares in the Global Offering.
- The 22,983,500 Offer Shares available for purchase by eligible full-time employees of the Group were allocated in full.
- The number of Offer Shares comprised in the International Offering is 1,493,983,000 Offer Shares which were allocated in full (subject to the Over-allotment Option).
- The results of allocations of the Hong Kong Offer Shares will be made available through a variety of channels from Tuesday, July 23, 2002.
- Applicants who apply for and are successfully allocated 200,000 or more Hong Kong Offer Shares using **WHITE** or **BLUE** Application Forms may collect their share certificates in person from the Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong between 1:00 p.m. and 3:00 p.m. on Tuesday, July 23, 2002.
- Uncollected share certificates will be despatched by ordinary post and at the applicants' own risk to the addresses stated on their Application Forms on Tuesday, July 23, 2002.
- Share certificates for Hong Kong Offer Shares allocated to successful applicants using **YELLOW** Application Forms will be issued in the name of HKSCC Nominees Limited and deposited directly into CCASS at the close of business on Tuesday, July 23, 2002.
- Dealings in the Shares on the Stock Exchange are expected to commence at 9:30 a.m. on Thursday, July 25, 2002.
- Investors whose applications have been wholly or partially unsuccessful; in respect of successful applications, the difference between the final Offer Price and the maximum Offer Price paid on application; and those who are entitled to the Retail Discount will receive refunds by cheque, which will be despatched by ordinary post and at the applicants' own risk to the addresses stated on their Application Forms on or before Thursday, 25 July, 2002. Refund cheques may not be collected.

OFFER PRICE

The Offer Price has been fixed at HK$8.50 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee). The Offer Price, after applying the Retail Discount, is HK$8.075 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee).

APPLICATIONS AND INDICATIONS OF INTEREST RECEIVED

The Hong Kong Public Offering was very significantly over-applied. At the close of the application lists at 12:00 noon on Thursday, July 18, 2002, a total of 385,060 valid applications had been received pursuant to the Hong Kong Public Offering for a total of 5,603,313,500 Offer Shares, equivalent to approximately 27 times the total number of 206,860,000 Offer Shares initially available for purchase in the Hong Kong Public Offering (excluding the preferential offering to eligible full-time employees of the Group).

Of the 385,060 valid applications on **WHITE, BLUE** and **YELLOW** Application Forms for a total of 5,603,313,500 Offer Shares:

- 383,994 valid applications in respect of a total of 3,714,313,500 Offer Shares were for 500,000 or less Offer Shares (equivalent to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee) of HK$5 million or less), equivalent to approximately 36 times the total number of 103,430,000 Offer Shares initially comprised in pool A; and
- 1,066 valid applications in respect of a total of 1,889,000,000 Offer Shares were for 600,000 or more Offer Shares (equivalent to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee) of more than HK$5 million), equivalent to approximately 18 times the total number of 103,430,000 Offer Shares initially comprised in pool B.

All multiple or suspected multiple applications have been rejected, except as otherwise permitted in the case of applications on **PINK** Application Forms.

Valid applications in respect of a total of 55,858,500 Offer Shares, equivalent to approximately 2 times the total number of 22,983,500 Offer Shares initially available for purchase by eligible full-time employees of the Group, have been received from 10,479 eligible full-time employees of the Group.

Indications of interest for approximately 10.851 billion Offer Shares have been received in the International Offering, equivalent to approximately 5 times the 2,068,591,500 Offer Shares initially available in the International Offering. Such indications include indications received from Bank of China Group Insurance Company Limited and one of its wholly owned subsidiaries which is an indirect wholly owned subsidiary of Bank of China and an affiliate of the Company and BOC International Holdings Limited, one of the Joint Global Coordinators. 18,000,000 Offer Shares were allocated to Bank of China Group Insurance Company Limited in the International Offering. If indications of interest received from Bank of China Group Insurance Company Limited were not included as part of the International Offering, indications of interest for approximately 10.827 billion Offer Shares would have been received in the International Offering, equivalent to approximately 5 times the 2,068,591,500 Offer Shares initially available in the International Offering.

BASIS OF ALLOCATIONS

A clawback mechanism has been applied and 514,608,500 Offer Shares have been reallocated from the International Offering to the Hong Kong Public Offering. The number of Hong Kong Offer Shares comprised in Pool A was increased in order to increase the allocation ratio of Pool A, with a view to allowing more Pool A applicants to receive allocations of Hong Kong Offer Shares. The final number of Offer Shares comprised in Pool A and Pool B are 633,071,000 Offer Shares and 148,397,500 Offer Shares, representing approximately 81% and 19%, respectively.

The Offer Shares available to satisfy applications on **WHITE, BLUE** and **YELLOW** Application Forms, totaling 781,468,500 Offer Shares, will be allocated on the following basis:

Number of Offer Shares Applied for	Number of valid applications	Number of Offer Shares allocated per valid application	Approximate percentage of allocation (%)
500	39,232	500 Shares	100.00%
1,000	55,041	500 Shares plus 33,025 out of 55,041 to receive additional 500 Shares	80.00%
1,500	12,218	1,000 Shares plus 611 out of 6,109 to receive additional 500 Shares	70.00%
2,000	51,250	1,000 Shares plus 3 out of 5 to receive additional 500 Shares	65.00%
2,500	9,778	1,000 Shares plus 3,178 out of 4,889 to receive additional 500 Shares	53.00%
3,000	26,814	1,000 Shares plus 2,592 out of 4,469 to receive additional 500 Shares	43.00%
3,500	3,436	1,000 Shares plus 567 out of 859 to receive additional 500 Shares	38.00%
4,000	15,317	1,000 Shares plus 11,028 out of 15,317 to receive additional 500 Shares	34.00%
4,500	2,165	1,000 Shares plus 381 out of 433 to receive additional 500 Shares	32.00%
5,000	51,749	1,500 Shares	30.00%
6,000	11,382	1,500 Shares	25.00%
7,000	2,806	1,500 Shares plus 617 out of 2,806 to receive additional 500 Shares	23.00%
8,000	5,946	1,500 Shares plus 119 out of 2,973 to receive additional 500 Shares	19.00%
9,000	1,592	1,500 Shares plus 12 out of 199 to receive additional 500 Shares	17.00%
10,000	46,572	1,500 Shares plus 3 out of 15,524 to receive additional 500 Shares	15.00%
12,000	5,537	1,500 Shares plus 664 out of 5,537 to receive additional 500 Shares	13.00%
14,000	1,828	1,500 Shares plus 329 out of 914 to receive additional 500 Shares	12.00%

Number of Offer Shares Applied for	Number of valid applications	Number of Offer Shares allocated per valid application	Approximate percentage of allocation (%)
16,000	2,652	1,500 Shares plus 1,379 out of 2,652 to receive additional 500 Shares	11.00%
18,000	1,101	1,500 Shares plus 859 out of 1,101 to receive additional 500 Shares	10.50%
20,000	13,492	2,000 Shares plus 135 out of 3,373 to receive additional 500 Shares	10.10%
25,000	2,449	2,500 Shares	10.00%
30,000	5,154	2,500 Shares plus 1,615 out of 1,718 to receive additional 500 Shares	9.90%
40,000	2,200	3,500 Shares plus 21 out of 25 to receive additional 500 Shares	9.80%
50,000	4,632	4,500 Shares plus 1,621 out of 2,316 to receive additional 500 Shares	9.70%
60,000	1,609	5,500 Shares plus 837 out of 1,609 to receive additional 500 Shares	9.60%
80,000	1,016	7,500 Shares plus 203 out of 1,016 to receive additional 500 Shares	9.50%
100,000	3,095	9,000 Shares plus 4 out of 5 to receive additional 500 Shares	9.40%
120,000	618	11,000 Shares plus 33 out of 103 to receive additional 500 Shares	9.30%
140,000	250	12,500 Shares plus 19 out of 25 to receive additional 500 Shares	9.20%
160,000	281	14,500 Shares plus 34 out of 281 to receive additional 500 Shares	9.10%
180,000	145	16,000 Shares plus 2 out of 5 to receive additional 500 Shares	9.00%
200,000	1,147	17,500 Shares plus 688 out of 1,147 to receive additional 500 Shares	8.90%
300,000	609	26,000 Shares plus 487 out of 609 to receive additional 500 Shares	8.80%
400,000	231	34,500 Shares plus 139 out of 231 to receive additional 500 Shares	8.70%

Number of Offer Shares Applied for	Number of valid applications	Number of Offer Shares allocated per valid application	Approximate percentage of allocation (%)
500,000	650	43,000 Shares	8.60%
600,000	195	51,000 Shares	8.50%
700,000	54	58,500 Shares plus 16 out of 27 to receive additional 500 Shares	8.40%
800,000	69	66,500 Shares plus 41 out of 69 to receive additional 500 Shares	8.35%
900,000	40	73,500 Shares plus 7 out of 10 to receive additional 500 Shares	8.21%
1,000,000	407	81,000 Shares	8.10%
2,000,000	135	160,000 Shares	8.00%
3,000,000	58	237,000 Shares	7.90%
4,000,000	33	312,000 Shares	7.80%
5,000,000	31	385,000 Shares	7.70%
6,000,000	6	456,000 Shares	7.60%
7,000,000	5	528,500 Shares	7.55%
8,000,000	3	596,000 Shares	7.45%
10,000,000	22	735,000 Shares	7.35%
20,000,000	6	1,460,000 Shares	7.30%
30,000,000	1	2,178,000 Shares	7.26%
40,000,000	1	2,896,000 Shares	7.24%

The 22,983,500 Offer Shares available for purchase by eligible full-time employees of the Group on **PINK** Application Forms were allocated in full in accordance with the allocation guidelines referred to in the Prospectus.
The final number of Offer Shares comprised in the Hong Kong Public Offering is 804,452,000, representing approximately 35% of the Offer Shares in the Global Offering.
The number of Offer Shares comprised in the International Offering is 1,493,983,000 Offer Shares which were allocated in full (subject to the Over-allotment Option), representing approximately 65% of the Offer Shares in the Global Offering.

RESULTS OF ALLOCATIONS

The results of allocations of Hong Kong Offer Shares in the Hong Kong Public Offering, including applications made on **WHITE**, **BLUE**, **YELLOW** and **PINK** Application Forms, which will include the Hong Kong identity card numbers, passport numbers or Hong Kong business registration numbers of successful or partially successful applicants and the number of Hong Kong Offer Shares successfully applied for, will be available at the times and dates and in the manner specified as follows:

- special allocation results booklets setting out the results of allocations will be available for inspection at any of the receiving banks listed below during opening hours of individual branches and sub-branches from Tuesday, July 23, 2002 to Thursday, July 25, 2002;
- results of allocations will be available from the Selling Shareholder's dedicated hotline. Applicants may find out whether or not their applications have been successful and the number of Hong Kong Offer Shares allocated to them, if any, by calling 183 3888 between 7:00 a.m. and 12:00 p.m. from Tuesday, July 23, 2002 to Thursday, July 25, 2002;
- results of allocations will be available from the Selling Shareholder's dedicated website at www.bochkipo.com.hk on a 24-hour basis from Tuesday, July 23, 2002 to Friday, August 9, 2002;
- special allocation results booklets setting out the results of allocations will be available for inspection at all branches of Hongkong Post during opening hours of individual post offices from Tuesday, July 23, 2002 to Thursday, July 25, 2002; and
- the Hong Kong Underwriters listed below will have special allocation results booklets setting out the results of allocations. Applicants can contact the Hong Kong Underwriters for results of allocations during normal business hours from Tuesday, July 23, 2002 to Thursday, July 25, 2002.
- your broker, who may have special allocation results booklets setting out the results of allocation.

Bank of China (Hong Kong) Limited

Hong Kong Island	
Bank of China Tower Branch	3/F, 1 Garden Road, Central
Central District (Li Po Chun Chambers) Branch	Li Po Chun Chambers, 189 Des Voeux Road Central
Kam Wa Street Branch	3 Kam Wa Street, Shau Kei Wan
North Point Branch	G/F, Roca Center, 464 King's Road, North Point
Taikoo Shing (Hoi Shing Mansion) Branch	Shop G1006, Hoi Shing Mansion, Taikoo Shing
United Centre Branch	Shop 1021, 1/F, United Centre, 95 Queensway
Wan Chai Branch	395 Hennessy Road, Wan Chai
Kowloon	
Canton Road Branch	Imperial Building, 60 Canton Road, Tsim Sha Tsui
Diamond Hill Branch	G107, G/F, Plaza Hollywood, Diamond Hill
Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road
Mongkok (President Commercial Centre) Branch	608 Nathan Road, Mongkok
Tsim Sha Tsui (Houston Centre) Branch	G/F, Houston Centre, 63 Mody Road, Tsim Sha Tsui
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
Yau Ma Tei Branch	471 Nathan Road, Yau Ma Tei
New Territories	
Castle Peak Road (Tsuen Wan) Branch	167 Castle Peak Road, Tsuen Wan
Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long
East Point City Branch	Shop 187A, East Point City, Tseung Kwan O
Lucky Plaza Branch	G/F, Lucky Plaza, Wang Pok Street, Shatin
Ma On Shan Center Branch	Shop A2, G/F, Ma On Shan Center, Sai Sha Road, Ma On Shan
Maritime Square Branch	Shop 115, Maritime Square, Tsing Yi Island
Sheung Shui Branch	61 San Fung Avenue, Sheung Shui
Tuen Mun Town Plaza Branch	Shop 2, Tuen Mun Town Plaza, Phase II

The Hongkong and Shanghai Banking Corporation Limited

Hong Kong Island	
Causeway Bay Branch	G/F & 1/F, Causeway Bay Plaza II, 463-483 Lockhart Road
Cityplaza Branch	Unit 065, Cityplaza I, Taikoo Shing
Des Voeux Road Central Branch	China Insurance Group Building, 141 Des Voeux Road Central
Hong Kong Main Branch	Level 3, 1 Queen's Road Central
Kowloon	
Festival Walk Branch	Shops LG1-37, Festival Walk, 80 Tat Chee Avenue, Kowloon Tong
Kwun Tong Branch	1 Yue Man Square, Kwun Tong
Mongkok Branch	673 Nathan Road, Mongkok
Tsim Sha Tsui Branch	82-84 Nathan Road, Tsim Sha Tsui
New Territories	
City Landmark Branch	Shops 117-131, 1/F, City Landmark 1, 68 Chung On Street, Tsuen Wan
Yuen Long Branch	G/F, HSBC Building, 150-160 Castle Peak Road, Yuen Long

Standard Chartered Bank

Hong Kong Island	
Aberdeen Branch	Shop 4A, G/F, Aberdeen Center, Site 5, 6-12 Nam Hing Street, Aberdeen
Landmark Branch	The Landmark, 15 Queen's Road Central
Leighton Center Branch	Shops 12-16, UG/F, Leighton Center, 77 Leighton Road, Causeway Bay
Taikoo Place Branch	G/F, 969 King's Road, Quarry Bay
Kowloon	
Mongkok Bank Center Branch	Bank Center, 630-636 Nathan Road
Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
San Po Kong Branch	10-20 Ning Yuen Street, San Po Kong
Tsim Sha Tsui Branch	10 Granville Road, Tsim Sha Tsui
New Territories	
Shatin Center Branch	Shop 32C, Level 3, Shatin Center Shopping Arcade, 2-16 Wang Pok Street, Shatin
Tsuen Wan Branch	Basement 1/F, Emperor Plaza, 263 Sha Tsui Road, Tsuen Wan

The Bank of East Asia, Limited

Hong Kong Island	
Main Branch	10 Des Voeux Road Central
Sai Ying Pun Branch	338-342 Queen's Road West
Wan Chai Branch	314-324 Hennessy Road
Kowloon	
Mongkok South Branch	G/F & 1/F, Righteous Center, 585 Nathan Road
Mongkok North Branch	G/F, Foon Shing Building, 732 Nathan Road, Mongkok
Waterloo Road Branch	Shop A, G/F, Richland House, 77B&77C Waterloo Road
New Territories	
Ha Kwai Chung Branch	202 Hing Fong Road
Tai Po Plaza Branch	Units 49-52, Level 1, Tai Po Plaza
Tai Wai Branch	16-18 Tai Wai Road, Cheung Fung Mansion, Shatin
Tuen Mun Branch	Shop No. G16, G/F, Eldo Court Shopping Center

Hong Kong Underwriters

BOCI Asia Limited
35th Floor, Bank of China Tower, 1 Garden Road, Hong Kong
or
Goldman Sachs (Asia) L.L.C.
68th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong
or
UBS Warburg a business group of UBS AG
25th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong
or
BNP Paribas Peregrine Securities Limited
36/F, Asia Pacific Finance Tower, 3 Garden Road, Hong Kong
or
China Everbright Capital Limited
40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong
or
CLSA Limited
18/F, One Pacific Place, 88 Queensway, Hong Kong
or
The Hongkong and Shanghai Banking Corporation Limited
Level 15, 1 Queen's Road Central, Hong Kong
or
BCOM Securities Company Limited
Room 201-202, Far East Consortium Building, 121 Des Voeux Road Central, Hong Kong
or
CEF Capital Limited
Suite 2001, 20/F, Cheung Kong Center, 2 Queen's Road Central, Hong Kong
or
Celestial Capital Limited
21/F, The Center, 99 Queen's Road Central, Hong Kong
or
China Insurance Group Securities Limited
29/F, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong
or
Core Pacific-Yamaichi International (H.K.) Limited
36/F, Cosco Tower, 183 Queen's Road Central, Hong Kong
or
CSC Securities (HK) Limited
28/F, Cosco Tower, Grand Millenium Plaza, 183 Queen's Road Central, Hong Kong
or
Dao Heng Securities Limited
12/F, The Center, 99 Queen's Road Central, Hong Kong
or
DBS Asia Capital Limited
16/F, Man Yee Building, 68 Des Voeux Road Central, Hong Kong
or
First Shanghai Securities Limited
19/F, Wing On House, 71 Des Voeux Road Central, Hong Kong
or
Grand Cathay Securities (Hong Kong) Limited
Suite 1120, 11/F, Two Pacific Place, 88 Queensway, Hong Kong
or
Guotai Junan Securities (Hong Kong) Limited
27/F, Low Block, Grand Millennium Plaza, 181 Queen's Road Central, Hong Kong
or
Hang Seng Securities Limited
12/F, 83 Des Voeux Road Central, Hong Kong
or
ICEA Capital Limited
42/F, Jardine House, 1 Connaught Place, Central, Hong Kong
or
Ka Wah Capital Limited
Unit 6310-6312, 63/F, The Center, 99 Queen's Road Central, Hong Kong
or
KGI Asia Limited
27th Floor, Asia Pacific Finance Tower, Citibank Plaza, 3 Garden Road, Hong Kong
or
Kingsway SW Securities Limited
5/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong
or
Shenyin Wanguo Capital (H.K.) Limited
28/F, Citibank Tower, Citibank Plaza, 3 Garden Road, Hong Kong
or
South China Securities Limited
28/F, Bank of China Tower, 1 Garden Road, Hong Kong
or
Sun Hung Kai International Limited
12/F, One Pacific Place, 88 Queensway, Hong Kong
or
Tai Fook Securities Company Limited
25/F, New World Tower, 16-18 Queen's Road Central, Hong Kong

Applicants applying through their designated CCASS participants (other than CCASS investor participants) can arrange with their designated CCASS participants to advise them of the number of Offer Shares allocated under their applications. Successful CCASS investor participants can check the number of Offer Shares allocated to them via the CCASS Phone System and CCASS Internet System on Wednesday, July 24, 2002 or from the activity statement that will be mailed by HKSCC to them showing the number of Hong Kong Offer Shares credited to their CCASS investor participant stock accounts.

DEPOSIT OR POSTING OF SHARE CERTIFICATES

Applicants who apply for and are successfully or partially successful allocated 200,000 or more Hong Kong Offer Shares using **WHITE** or **BLUE** Application Forms may collect their share certificates in person from the Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong between 1:00 p.m. and 3:00 p.m. on Tuesday, July 23, 2002. Applicants being individuals who opt for personal collection must not authorise any other person to make their collection on their behalf. Applicants being corporations which opt for personal collection must attend by their authorised representatives bearing letters of authorisation from their corporations stamped with the corporations' respective chops. Both individuals and authorised representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to the Share Registrar. Uncollected share certificates will be despatched by ordinary post and at the applicants' own risk to the addresses stated on the relevant Application Forms on Tuesday, July 23, 2002.

Wholly or partially successful applicants who applied on a **YELLOW** Application Form and elected to have allocated Hong Kong Offer Shares deposited directly into CCASS, will have share certificates issued in the name of HKSCC Nominees Limited and deposited directly into CCASS for credit to their CCASS investor participant stock accounts or the stock accounts of their designated CCASS participants as instructed by them in respect of applications which are wholly or partially successful at the close of business on Tuesday, July 23, 2002.

REFUND OF APPLICATION MONEYS

Investors whose applications have been wholly or partially unsuccessful; in respect of successful applications, the difference between the final Offer Price and the maximum Offer Price paid on application; and those who are entitled to the Retail Discount will receive refunds by cheque, which will be despatched by ordinary post and at the applicants' own risk to the addresses stated on their Application Forms on or before Thursday, 25 July, 2002. Refund cheques may not be collected.

OVER-ALLOTMENT OPTION

The Joint Global Coordinators, on behalf of the International Purchasers, have an Over-allotment Option exercisable within 30 days after the date on which dealings in the Shares commence on the Stock Exchange to require the Selling Shareholder to sell up to an aggregate of 344,765,000 additional Shares at the Offer Price of HK$8.50, solely to cover over-allocations in the International Offering, if any. This Over-allotment Option has not been exercised to date. An announcement will be made on the day of exercise if the Over-allotment Option is exercised.

PUBLIC FLOAT

Immediately after the completion of the Global Offering, approximately 21.57% (assuming the Over-allotment Option is not exercised) of the Company's issued share capital will be held by the public.

COMMENCEMENT OF DEALINGS

Dealings in the Shares on the Stock Exchange are expected to commence at 9:30 a.m. on Thursday, July 25, 2002.

Hong Kong, Monday, July 22, 2002

Unless defined herein, terms in this announcement shall have the same meaning as those defined in the prospectus dated July 15, 2002 (the "Prospectus") issued by BOC Hong Kong (Holdings) Limited (the "Company").

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

GLOBAL OFFERING

Number of Offer Shares in the Global Offering:	**2,298,435,000 (subject to the Over-allotment Option)**
Number of Hong Kong Offer Shares:	**804,452,000 (after adjustment)**
Offer Price:	**HK$8.50 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee)** **HK$8.075 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee), after applying the Retail Discount**
Nominal Value:	**HK$5.00 per Share**
Stock Code:	**2388**

Joint Global Coordinators and Joint Bookrunners

BOC International Holdings Limited | **Goldman Sachs (Asia) L.L.C.** | **UBS Warburg**

Joint Sponsors

BOCI Asia Limited | **Goldman Sachs (Asia) L.L.C.** | **UBS Warburg Asia Limited**

SUMMARY

- The Offer Price has been fixed at HK$8.50 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee). The Offer Price, after applying the Retail Discount, is HK$8.075 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee).
- Valid applications pursuant to the Hong Kong Public Offering for a total of 5,603,313,500 Offer Shares have been received, equivalent to approximately 27 times the total number of 206,860,000 Offer Shares initially available for purchase in the Hong Kong Public Offering (excluding the preferential offering to eligible full-time employees of the Group).
- Indications of interest for approximately 10.851 billion Offer Shares in the International Offering have been received, equivalent to approximately 5 times the total number of 2,068,591,500 Offer Shares initially available for purchase in the International Offering.
- 18,000,000 Offer Shares were allocated to Bank of China Group Insurance Company Limited and one of its wholly owned subsidiaries in the International Offering.
- A clawback mechanism has been applied and 574,608,500 Offer Shares have been reallocated from the International Offering to the Hong Kong Public Offering.
- The final number of Offer Shares comprised in the Hong Kong Public Offering (excluding the preferential offering to eligible full-time employees of the Group) is 781,468,500 Offer Shares, comprising, in turn, 633,071,000 Offer Shares in Pool A and 148,397,500 Offer Shares in Pool B, representing approximately 81% and 19%, respectively.
- The final number of Offer Shares comprised in the Hong Kong Public Offering is 804,452,000, representing approximately 35% of the Offer Shares in the Global Offering.
- The 22,983,500 Offer Shares available for purchase by eligible full-time employees of the Group were allocated in full.
- The number of Offer Shares comprised in the International Offering is 1,493,983,000 Offer Shares which were allocated in full (subject to the Over-allotment Option).
- The results of allocations of the Hong Kong Offer Shares will be made available through a variety of channels from Tuesday, July 23, 2002.
- Applicants who apply for and are successfully allocated 200,000 or more Hong Kong Offer Shares using **WHITE** or **BLUE** Application Forms may collect their share certificates in person from the Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong between 1:00 p.m. and 3:00 p.m. on Tuesday, July 23, 2002.
- Uncollected share certificates will be despatched by ordinary post and at the applicants' own risk to the addresses stated on their Application Forms on Tuesday, July 23, 2002.
- Share certificates for Hong Kong Offer Shares allocated to successful applicants using **YELLOW** Application Forms will be issued in the name of HKSCC Nominees Limited and deposited directly into CCASS at the close of business on Tuesday, July 23, 2002.
- Dealings in the Shares on the Stock Exchange are expected to commence at 9:30 a.m. on Thursday, July 25, 2002.
- Investors whose applications have been wholly or partially unsuccessful; in respect of successful applications, the difference between the final Offer Price and the maximum Offer Price paid on application; and those who are entitled to the Retail Discount will receive refunds by cheque, which will be despatched by ordinary post and at the applicants' own risk to the addresses stated on their Application Forms on or before Thursday, 25 July, 2002. Refund cheques may not be collected.

OFFER PRICE

The Offer Price has been fixed at HK$8.50 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee). The Offer Price, after applying the Retail Discount, is HK$8.075 per Offer Share (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee).

APPLICATIONS AND INDICATIONS OF INTEREST RECEIVED

The Hong Kong Public Offering was very significantly over-applied. At the close of the application lists at 12:00 noon on Thursday, July 18, 2002, a total of 385,060 valid applications had been received pursuant to the Hong Kong Public Offering for a total of 5,603,313,500 Offer Shares, equivalent to approximately 27 times the total number of 206,860,000 Offer Shares initially available for purchase in the Hong Kong Public Offering (excluding the preferential offering to eligible full-time employees of the Group).

Of the 385,060 valid applications on **WHITE, BLUE** and **YELLOW** Application Forms for a total of 5,603,313,500 Offer Shares:

- 383,994 valid applications in respect of a total of 3,714,313,500 Offer Shares were for 500,000 or less Offer Shares (equivalent to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee) of HK$5 million or less), equivalent to approximately 36 times the total number of 103,430,000 Offer Shares initially comprised in pool A; and
- 1,066 valid applications in respect of a total of 1,889,000,000 Offer Shares were for 600,000 or more Offer Shares (equivalent to a value (excluding brokerage, the Securities and Futures Commission transaction levy and the Stock Exchange trading fee) of more than HK$5 million), equivalent to approximately 18 times the total number of 103,430,000 Offer Shares initially comprised in pool B.

All multiple or suspected multiple applications have been rejected, except as otherwise permitted in the case of applications on **PINK** Application Forms.

Valid applications in respect of a total of 55,858,500 Offer Shares, equivalent to approximately 2 times the total number of 22,983,500 Offer Shares initially available for purchase by eligible full-time employees of the Group, have been received from 10,479 eligible full-time employees of the Group.

Indications of interest for approximately 10.851 billion Offer Shares have been received in the International Offering, equivalent to approximately 5 times the 2,068,591,500 Offer Shares initially available in the International Offering. Such indications include indications received from Bank of China Group Insurance Company Limited and one of its wholly owned subsidiaries which is an indirect wholly owned subsidiary of Bank of China and an affiliate of the Company and BOC International Holdings Limited, one of the Joint Global Coordinators. 18,000,000 Offer Shares were allocated to Bank of China Group Insurance Company Limited in the International Offering. If indications of interest received from Bank of China Group Insurance Company Limited were not included as part of the International Offering, indications of interest for approximately 10.827 billion Offer Shares would have been received in the International Offering, equivalent to approximately 5 times the 2,068,591,500 Offer Shares initially available in the International Offering.

BASIS OF ALLOCATIONS

A clawback mechanism has been applied and 574,608,500 Offer Shares have been reallocated from the International Offering to the Hong Kong Public Offering. The number of Hong Kong Offer Shares comprised in Pool A was increased in order to increase the allocation ratio of Pool A, with a view to allowing more Pool A applicants to receive allocations of Hong Kong Offer Shares. The final number of Offer Shares comprised in Pool A and Pool B are 633,071,000 Offer Shares and 148,397,500 Offer Shares, representing approximately 81% and 19%, respectively.

The Offer Shares available to satisfy applications on **WHITE, BLUE** and **YELLOW** Application Forms, totaling 781,468,500 Offer Shares, will be allocated on the following basis:

File No. 82-34675

Number of Offer Shares Applied for	Number of valid applications	Number of Offer Shares allocated per valid application	Approximate percentage of allocation (%)
500	39,232	500 Shares	100.00%
1,000	55,041	500 Shares plus 33,025 out of 55,041 to receive additional 500 Shares	80.00%
1,500	12,218	1,000 Shares plus 611 out of 6,109 to receive additional 500 Shares	70.00%
2,000	51,250	1,000 Shares plus 3 out of 5 to receive additional 500 Shares	65.00%
2,500	9,778	1,000 Shares plus 3,178 out of 4,889 to receive additional 500 Shares	53.00%
3,000	26,814	1,000 Shares plus 2,592 out of 4,469 to receive additional 500 Shares	43.00%
3,500	3,436	1,000 Shares plus 567 out of 859 to receive additional 500 Shares	38.00%
4,000	15,317	1,000 Shares plus 11,028 out of 15,317 to receive additional 500 Shares	34.00%
4,500	2,165	1,000 Shares plus 381 out of 433 to receive additional 500 Shares	32.00%
5,000	51,749	1,500 Shares	30.00%
6,000	11,382	1,500 Shares	25.00%
7,000	2,806	1,500 Shares plus 617 out of 2,806 to receive additional 500 Shares	23.00%
8,000	5,946	1,500 Shares plus 119 out of 2,973 to receive additional 500 Shares	19.00%
9,000	1,592	1,500 Shares plus 12 out of 199 to receive additional 500 Shares	17.00%
10,000	46,572	1,500 Shares plus 3 out of 15,524 to receive additional 500 Shares	15.00%
12,000	5,537	1,500 Shares plus 664 out of 5,537 to receive additional 500 Shares	13.00%
14,000	1,828	1,500 Shares plus 329 out of 914 to receive additional 500 Shares	12.00%

Number of Offer Shares Applied for	Number of valid applications	Number of Offer Shares allocated per valid application	Approximate percentage of allocation (%)
16,000	2,652	1,500 Shares plus 1,379 out of 2,652 to receive additional 500 Shares	11.00%
18,000	1,101	1,500 Shares plus 859 out of 1,101 to receive additional 500 Shares	10.50%
20,000	13,492	2,000 Shares plus 135 out of 3,373 to receive additional 500 Shares	10.10%
25,000	2,449	2,500 Shares	10.00%
30,000	5,154	2,500 Shares plus 1,615 out of 1,718 to receive additional 500 Shares	9.90%
40,000	2,200	3,500 Shares plus 21 out of 25 to receive additional 500 Shares	9.80%
50,000	4,632	4,500 Shares plus 1,621 out of 2,316 to receive additional 500 Shares	9.70%
60,000	1,609	5,500 Shares plus 837 out of 1,609 to receive additional 500 Shares	9.60%
80,000	1,016	7,500 Shares plus 203 out of 1,016 to receive additional 500 Shares	9.50%
100,000	3,095	9,000 Shares plus 4 out of 5 to receive additional 500 Shares	9.40%
120,000	618	11,000 Shares plus 33 out of 103 to receive additional 500 Shares	9.30%
140,000	250	12,500 Shares plus 19 out of 25 to receive additional 500 Shares	9.20%
160,000	281	14,500 Shares plus 34 out of 281 to receive additional 500 Shares	9.10%
180,000	145	16,000 Shares plus 2 out of 5 to receive additional 500 Shares	9.00%
200,000	1,147	17,500 Shares plus 688 out of 1,147 to receive additional 500 Shares	8.90%
300,000	609	26,000 Shares plus 487 out of 609 to receive additional 500 Shares	8.80%
400,000	231	34,500 Shares plus 139 out of 231 to receive additional 500 Shares	8.70%

Number of Offer Shares Applied for	Number of valid applications	Number of Offer Shares allocated per valid application	Approximate percentage of allocation (%)
500,000	650	43,000 Shares	8.60%
600,000	195	51,000 Shares	8.50%
700,000	54	58,500 Shares plus 16 out of 27 to receive additional 500 Shares	8.40%
800,000	69	66,500 Shares plus 41 out of 69 to receive additional 500 Shares	8.35%
900,000	40	73,500 Shares plus 7 out of 10 to receive additional 500 Shares	8.21%
1,000,000	407	81,000 Shares	8.10%
2,000,000	135	160,000 Shares	8.00%
3,000,000	58	237,000 Shares	7.90%
4,000,000	33	312,000 Shares	7.80%
5,000,000	31	385,000 Shares	7.70%
6,000,000	6	456,000 Shares	7.60%
7,000,000	5	528,500 Shares	7.55%
8,000,000	3	596,000 Shares	7.45%
10,000,000	22	735,000 Shares	7.35%
20,000,000	6	1,460,000 Shares	7.30%
30,000,000	1	2,178,000 Shares	7.26%
40,000,000	1	2,896,000 Shares	7.24%

The 22,983,500 Offer Shares available for purchase by eligible full-time employees of the Group on **PINK** Application Forms were allocated in full in accordance with the allocation guidelines referred to in the Prospectus.
The final number of Offer Shares comprised in the Hong Kong Public Offering is 804,452,000, representing approximately 35% of the Offer Shares in the Global Offering.
The number of Offer Shares comprised in the International Offering is 1,493,983,000 Offer Shares which were allocated in full (subject to the Over-allotment Option), representing approximately 65% of the Offer Shares in the Global Offering.

RESULTS OF ALLOCATIONS

The results of allocations of Hong Kong Offer Shares in the Hong Kong Public Offering, including applications made on **WHITE, BLUE, YELLOW** and **PINK** Application Forms, which will include the Hong Kong identity card numbers, passport numbers or Hong Kong business registration numbers of successful or partially successful applicants and the number of Hong Kong Offer Shares successfully applied for, will be available at the times and dates and in the manner specified as follows:

- special allocation results booklets setting out the results of allocations will be available for inspection at any of the receiving banks listed below during opening hours of individual branches and sub-branches from Tuesday, July 23, 2002 to Thursday, July 25, 2002;
- results of allocations will be available from the Selling Shareholder's dedicated hotline. Applicants may find out whether or not their applications have been successful and the number of Hong Kong Offer Shares allocated to them, if any, by calling 183 3888 between 7:00 a.m. and 12:00 p.m. from Tuesday, July 23, 2002 to Thursday, July 25, 2002;
- results of allocations will be available from the Selling Shareholder's dedicated website at www.bochkipo.com.hk on a 24-hour basis from Tuesday, July 23, 2002 to Friday, August 9, 2002;
- special allocation results booklets setting out the results of allocations will be available for inspection at all branches of Hongkong Post during opening hours of individual post offices from Tuesday, July 23, 2002 to Thursday, July 25, 2002; and
- the Hong Kong Underwriters listed below will have special allocation results booklets setting out the results of allocations. Applicants can contact the Hong Kong Underwriters for results of allocations during normal business hours from Tuesday, July 23, 2002 to Thursday, July 25, 2002.
- your broker, who may have special allocation results booklets setting out the results of allocation.

Bank of China (Hong Kong) Limited	
Hong Kong Island	
Bank of China Tower Branch	3/F, 1 Garden Road, Central
Central District (Li Po Chun Chambers) Branch	Li Po Chun Chambers, 189 Des Voeux Road Central
Kam Wa Street Branch	3 Kam Wa Street, Shau Kei Wan
North Point Branch	G/F, Roca Center, 464 King's Road, North Point
Taikoo Shing (Hoi Shing Mansion) Branch	Shop G1006, Hoi Shing Mansion, Taikoo Shing
United Centre Branch	Shop 1021, 1/F, United Centre, 95 Queensway
Wan Chai Branch	395 Hennessy Road, Wan Chai
Kowloon	
Canton Road Branch	Imperial Building, 60 Canton Road, Tsim Sha Tsui
Diamond Hill Branch	G107, G/F, Plaza Hollywood, Diamond Hill
Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road
Mongkok (President Commercial Centre) Branch	608 Nathan Road, Mongkok
Tsim Sha Tsui (Houston Centre) Branch	G/F, Houston Centre, 63 Mody Road, Tsim Sha Tsui
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom
Yau Ma Tei Branch	471 Nathan Road, Yau Ma Tei
New Territories	
Castle Peak Road (Tsuen Wan) Branch	167 Castle Peak Road, Tsuen Wan
Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long
East Point City Branch	Shop 187A, East Point City, Tseung Kwan O
Lucky Plaza Branch	G/F, Lucky Plaza, Wang Pok Street, Shatin
Ma On Shan Center Branch	Shop A2, G/F, Ma On Shan Center, Sai Sha Road, Ma On Shan
Maritime Square Branch	Shop 115, Maritime Square, Tsing Yi Island
Sheung Shui Branch	61 San Fung Avenue, Sheung Shui
Tuen Mun Town Plaza Branch	Shop 2, Tuen Mun Town Plaza, Phase II
The Hongkong and Shanghai Banking Corporation Limited	
Hong Kong Island	
Causeway Bay Branch	G/F & 1/F, Causeway Bay Plaza II, 463-483 Lockhart Road
Cityplaza Branch	Unit 065, Cityplaza I, Taikoo Shing
Des Voeux Road Central Branch	China Insurance Group Building, 141 Des Voeux Road Central
Hong Kong Main Branch	Level 3, 1 Queen's Road Central
Kowloon	
Festival Walk Branch	Shops LG1-37, Festival Walk, 80 Tat Chee Avenue, Kowloon Tong
Kwun Tong Branch	1 Yue Man Square, Kwun Tong
Mongkok Branch	673 Nathan Road, Mongkok
Tsim Sha Tsui Branch	82-84 Nathan Road, Tsim Sha Tsui
New Territories	
City Landmark Branch	Shops 117-131, 1/F, City Landmark 1, 68 Chung On Street, Tsuen Wan
Yuen Long Branch	G/F, HSBC Building, 150-160 Castle Peak Road, Yuen Long
Standard Chartered Bank	
Hong Kong Island	
Aberdeen Branch	Shop 4A, G/F, Aberdeen Center, Site 5, 6-12 Nam Hing Street, Aberdeen
Landmark Branch	The Landmark, 15 Queen's Road Central
Leighton Center Branch	Shops 12-16, UG/F, Leighton Center, 77 Leighton Road, Causeway Bay
Taikoo Place Branch	G/F, 969 King's Road, Quarry Bay
Kowloon	
Mongkok Bank Center Branch	Bank Center, 630-636 Nathan Road
Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
San Po Kong Branch	10-20 Ning Yuen Street, San Po Kong
Tsim Sha Tsui Branch	10 Granville Road, Tsim Sha Tsui
New Territories	
Shatin Center Branch	Shop 32C, Level 3, Shatin Center Shopping Arcade, 2-16 Wang Pok Street, Shatin
Tsuen Wan Branch	Basement 1/F, Emperor Plaza, 263 Sha Tsui Road, Tsuen Wan
The Bank of East Asia, Limited	
Hong Kong Island	
Main Branch	10 Des Voeux Road Central
Sai Ying Pun Branch	338-342 Queen's Road West
Wan Chai Branch	314-324 Hennessy Road
Kowloon	
Mongkok South Branch	G/F & 1/F, Righteous Center, 585 Nathan Road
Mongkok North Branch	G/F, Foon Shing Building, 732 Nathan Road, Mongkok
Waterloo Road Branch	Shop A, G/F, Richland House, 77B&77C Waterloo Road
New Territories	
Ha Kwai Chung Branch	202 Hing Fong Road
Tai Po Plaza Branch	Units 49-52, Level 1, Tai Po Plaza
Tai Wai Branch	16-18 Tai Wai Road, Cheung Fung Mansion, Shatin
Tuen Mun Branch	Shop No. G16, G/F, Eldo Court Shopping Center

Hong Kong Underwriters

BOCI Asia Limited
35th Floor, Bank of China Tower, 1 Garden Road, Hong Kong
or
Goldman Sachs (Asia) L.L.C.
68th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong
or
UBS Warburg a business group of UBS AG
25th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong
or
BNP Paribas Peregrine Securities Limited
36/F, Asia Pacific Finance Tower, 3 Garden Road, Hong Kong
or
China Everbright Capital Limited
40/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong
or
CLSA Limited
18/F, One Pacific Place, 88 Queensway, Hong Kong
or
The Hongkong and Shanghai Banking Corporation Limited
Level 15, 1 Queen's Road Central, Hong Kong
or
BCOM Securities Company Limited
Room 201-202, Far East Consortium Building, 121 Des Voeux Road Central, Hong Kong
or
CEF Capital Limited
Suite 2001, 20/F, Cheung Kong Center, 2 Queen's Road Central, Hong Kong
or
Celestial Capital Limited
21/F, The Center, 99 Queen's Road Central, Hong Kong
or
China Insurance Group Securities Limited
29/F, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong
or
Core Pacific-Yamaichi International (H.K.) Limited
36/F, Cosco Tower, 183 Queen's Road Central, Hong Kong
or
CSC Securities (HK) Limited
28/F, Cosco Tower, Grand Millenium Plaza, 183 Queen's Road Central, Hong Kong
or
Dao Heng Securities Limited
12/F, The Center, 99 Queen's Road Central, Hong Kong
or
DBS Asia Capital Limited
16/F, Man Yee Building, 68 Des Voeux Road Central, Hong Kong
or
First Shanghai Securities Limited
19/F, Wing On House, 71 Des Voeux Road Central, Hong Kong
or
Grand Cathay Securities (Hong Kong) Limited
Suite 1120, 11/F, Two Pacific Place, 88 Queensway, Hong Kong
or
Guotai Junan Securities (Hong Kong) Limited
27/F, Low Block, Grand Millennium Plaza, 181 Queen's Road Central, Hong Kong
or
Hang Seng Securities Limited
12/F, 83 Des Voeux Road Central, Hong Kong
or
ICEA Capital Limited
42/F, Jardine House, 1 Connaught Place, Central, Hong Kong
or
Ka Wah Capital Limited
Unit 6310-6312, 63/F, The Center, 99 Queen's Road Central, Hong Kong
or
KGI Asia Limited
27th Floor, Asia Pacific Finance Tower, Citibank Plaza, 3 Garden Road, Hong Kong
or
Kingsway SW Securities Limited
5/F, Hutchison House, 10 Harcourt Road, Central, Hong Kong
or
Shenyin Wanguo Capital (H.K.) Limited
28/F, Citibank Tower, Citibank Plaza, 3 Garden Road, Hong Kong
or
South China Securities Limited
28/F, Bank of China Tower, 1 Garden Road, Hong Kong
or
Sun Hung Kai International Limited
12/F, One Pacific Place, 88 Queensway, Hong Kong
or
Tai Fook Securities Company Limited
25/F, New World Tower, 16-18 Queen's Road Central, Hong Kong

Applicants applying through their designated CCASS participants (other than CCASS investor participants) can arrange with their designated CCASS participants to advise them of the number of Offer Shares allocated under their applications. Successful CCASS investor participants can check the number of Offer Shares allocated to them via the CCASS Phone System and CCASS Internet System on Wednesday, July 24, 2002 or from the activity statement that will be mailed by HKSCC to them showing the number of Hong Kong Offer Shares credited to their CCASS investor participant stock accounts.

DEPOSIT OR POSTING OF SHARE CERTIFICATES

Applicants who apply for and are successfully or partially successful allocated 200,000 or more Hong Kong Offer Shares using **WHITE** or **BLUE** Application Forms may collect their share certificates in person from the Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong between 1:00 p.m. and 3:00 p.m. on Tuesday, July 23, 2002. Applicants being individuals who opt for personal collection must not authorise any other person to make their collection on their behalf. Applicants being corporations which opt for personal collection must attend by their authorised representatives bearing letters of authorisation from their corporations stamped with the corporations' respective chops. Both individuals and authorised representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to the Share Registrar. Uncollected share certificates will be despatched by ordinary post and at the applicants' own risk to the addresses stated on the relevant Application Forms on Tuesday, July 23, 2002.

Wholly or partially successful applicants who applied on a **YELLOW** Application Form and elected to have allocated Hong Kong Offer Shares deposited directly into CCASS, will have share certificates issued in the name of HKSCC Nominees Limited and deposited directly into CCASS for credit to their CCASS investor participant stock accounts or the stock accounts of their designated CCASS participants as instructed by them in respect of applications which are wholly or partially successful at the close of business on Tuesday, July 23, 2002.

REFUND OF APPLICATION MONEYS

Investors whose applications have been wholly or partially unsuccessful; in respect of successful applications, the difference between the final Offer Price and the maximum Offer Price paid on application; and those who are entitled to the Retail Discount will receive refunds by cheque, which will be despatched by ordinary post and at the applicants' own risk to the addresses stated on their Application Forms on or before Thursday, 25 July, 2002. Refund cheques may not be collected.

OVER-ALLOTMENT OPTION

The Joint Global Coordinators, on behalf of the International Purchasers, have an Over-allotment Option exercisable within 30 days after the date on which dealings in the Shares commence on the Stock Exchange to require the Selling Shareholder to sell up to an aggregate of 344,765,000 additional Shares at the Offer Price of HK$8.50, solely to cover over-allocations in the International Offering, if any. This Over-allotment Option has not been exercised to date. An announcement will be made on the day of exercise if the Over-allotment Option is exercised.

PUBLIC FLOAT

Immediately after the completion of the Global Offering, approximately 21.57% (assuming the Over-allotment Option is not exercised) of the Company's issued share capital will be held by the public.

COMMENCEMENT OF DEALINGS

Dealings in the Shares on the Stock Exchange are expected to commence at 9:30 a.m. on Thursday, July 25, 2002.

Hong Kong, Monday, July 22, 2002

File No. 82-34675

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中銀香港(控股)有限公司

BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

EXERCISE OF OVER-ALLOTMENT OPTION

The Company announces that the Over-allotment Option granted by the Selling Shareholder to the International Purchasers in the International Offering has been exercised in part on the terms detailed below.

Unless otherwise defined herein, terms in this announcement shall have the same meaning as those defined in the prospectus dated 15 July, 2002 (the "**Prospectus**") issued by BOC Hong Kong (Holdings) Limited (the "**Company**").

The Company announces that the Over-allotment Option in respect of an aggregate of 344,765,000 Shares granted by BOC Hong Kong (BVI) Limited (the "**Selling Shareholder**") to the International Purchasers in the International Offering was exercised in part by BOC International Holdings Limited, Goldman Sachs (Asia) L.L.C. and UBS Warburg, a business group of UBS AG, on behalf of the International Purchasers, on 23 August, 2002 in respect of 155,483,500 Shares (the "**Over-allotment Shares**") to cover over-allocations in the International Offering. The Over-allotment Shares will be sold by the Selling Shareholder at HK$8.50 per Share, being the offer price per Share in the International Offering. The Over-allotment Shares represent approximately 1.47 per cent. of the existing issued share capital of the Company. Following the exercise of the Over-allotment Option, the Selling Shareholder will hold approximately 63.74 per cent. of the issued share capital of the Company.

By Order of the Board
BOC Hong Kong (Holdings) Limited
Jason C. W. Yeung
Company Secretary

Hong Kong, 23 August, 2002

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT OF 2002 INTERIM RESULTS

The Directors of BOC Hong Kong (Holdings) Limited (the "Company") are pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 as follows:

Consolidated Profit and Loss Account (Unaudited)

	Note	Six months ended 30 June 2002	30 June 2001
		HK$'m	HK$'m
Interest income		10,958	23,261
Interest expense		(4,067)	(15,527)
Net interest income		6,891	7,734
Other operating income	2	2,010	2,256
Operating income		8,901	9,990
Operating expenses	3	(2,899)	(2,868)
Operating profit before provisions		6,002	7,122
Charge for bad and doubtful debts		(1,766)	(1,848)
Operating profit after provisions		4,236	5,274
Net gain from disposal of fixed assets		8	10
Net (loss)/gain from disposal of held-to-maturity securities and investment securities		(2)	7
(Provision)/write-back of provision for impairment in held-to-maturity securities and investment securities		(7)	6
Provision for impairment in investment in associates		(30)	—
Share of net profits of associates		6	77
Charge for restructuring provision		—	(295)
Profit before taxation	4	4,211	5,079
Taxation	5	(730)	(808)
Profit after taxation		3,481	4,271
Minority interests		(63)	(76)
Profit attributable to shareholders		3,418	4,195
Dividends	6	1,935	—
		HK$	HK$
Earnings per share	7	0.065	0.079
Earnings per share, as adjusted	7	0.323	0.397

Consolidated Balance Sheet (Unaudited)

	Note	As at 30 June 2002	As at 31 December 2001 (Audited)
		HK$'m	HK$'m
ASSETS			
Cash and short-term funds		109,408	196,255
Placements with banks and other financial institutions maturing between one and twelve months		100,918	80,773
Trade bills		584	382
Certificates of deposit held		17,471	19,474
Hong Kong SAR Government certificates of indebtedness		28,290	25,510
Held-to-maturity securities		102,555	50,988
Investment securities		50	44
Other investments in securities		48,760	56,169
Advances and other accounts	8	303,983	308,108
Investments in associates		366	416
Fixed assets		20,636	21,049
Other assets		4,757	6,972
Total assets		737,778	766,140
LIABILITIES			
Hong Kong SAR currency notes in circulation		28,290	25,510
Deposits and balances of banks and other financial institutions		16,115	55,295
Current, fixed, savings and other deposits of customers		611,470	606,428
Certificates of deposit issued		5,000	5,000
Other accounts and provisions	9	22,165	20,671
Total liabilities		683,040	712,904
CAPITAL RESOURCES			
Minority interests		1,084	1,066

China. Under the principles of merger accounting prescribed in the SSAP 27, "Accounting for Group Reconstructions", the interim financial statements of the Group are prepared as if the group structure and capital structure as at 1 October 2001 had been in existence from the beginning of the periods presented.

The accounting policies and methods of computation used in the preparation of these interim financial statements are consistent with those used in the preparation of the Group's Financial Information for the years ended 31 December 1999, 2000 and 2001. The Group has adopted the new and revised SSAPs issued by the HKSA which have become effective for accounting periods commencing on or after 1 January 2002.

2. Other operating income

	Six months ended 30 June 2002	30 June 2001
	HK$'m	HK$'m
Fees and commission income	1,705	1,846
Less: Fees and commission expense	(357)	(386)
Net fees and commission income	1,348	1,460
Dividend income from investments in securities		
- listed investments	—	1
- unlisted investments	11	12
Net gain from other investments in securities	70	10
Net gain from foreign exchange activities	402	568
Net gain from other dealing activities	4	10
Gross rental income from investment properties	93	93
Others	82	102
	2,010	2,256

3. Operating expenses

	Six months ended 30 June 2002	30 June 2001
	HK$'m	HK$'m
Staff costs (including directors' emoluments)	1,761	1,905
Premises and equipment expenses excluding depreciation		
- rental of premises	137	173
- others	223	203
Depreciation		
- owned fixed assets	359	213
Other operating expenses	419	374
	2,899	2,868

4. Segmental reporting

(a) By class of business

Six months ended 30 June 2002	Commercial Banking	Treasury	Unallocated	Subtotal	Eliminations	Consolidated
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Total operating income	6,953	1,487	747	9,187	(286)	8,901
Operating profit before provisions	4,693	1,399	(90)	6,002	—	6,002
Operating profit after provisions	2,927	1,399	(90)	4,236	—	4,236
Profit before taxation	2,927	1,390	(106)	4,211	—	4,211

Six months ended 30 June 2001	Commercial Banking	Treasury	Unallocated	Subtotal	Eliminations	Consolidated
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Total operating income	7,436	1,868	924	10,228	(238)	9,990
Operating profit before provisions	5,163	1,757	202	7,122	—	7,122
Operating profit after provisions	3,315	1,757	202	5,274	—	5,274
Profit before taxation	3,315	1,761	3	5,079	—	5,079

Commercial banking business includes acceptance of deposits, mortgage lending, credit card advances, remittance, provision of securities brokerage and insurance agency services, commercial lending, trade finance and overdraft facilities.

Treasury activities include money market; foreign exchange dealing and capital market activities. Treasury manages the funding position of the Group. Treasury provides funding to all other business segments and receives funds from commercial banking's deposit taking activities. These inter-segment funding transactions are priced either at market bid/offer rates as appropriate or at an internal funding rate as determined by the average funding requirements of other business segments and the average one-month inter-bank

Non-performing loans are analysed as follows:

	Advances to customers As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Non-performing loans	28,498	35,512
Specific provisions made in respect of such advances	8,996	10,322
As a percentage of total advances to customers	8.97%	10.99%
Amount of interest in suspense	422	610

Non-performing loans are defined as loans and advances to customers on which interest is being placed in suspense or on which interest accrual has ceased. The specific provisions were made after taking into account the value of collateral in respect of such advances.

There were no advances to banks and other financial institutions on which interest has been placed in suspense or on which interest accrual has ceased as at 31 December 2001 and 30 June 2002 nor were there any specific provisions made.

On 26 June 2002, BOCHK disposed of loans with a gross book value of HK$11,401 million net of specific provisions of HK$2,679 million to Bank of China Grand Cayman Branch (Note 15(a)). As at 31 December 2001, the outstanding balance of non-performing loans which were disposed of in 2002 amounted to HK$7,269 million and specific provisions made in respect of such non-performing loans amounted to HK$2,538 million. Had the disposal taken place as at 31 December 2001, the non-performing loans as a percentage of total advances to customers would have been 9.06%.

(b) Gross advances to customers by industry sector

	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Loans for use in Hong Kong		
Industrial, commercial and financial		
- Property development	26,818	28,300
- Property investment	44,814	47,758
- Financial concerns	6,691	7,314
- Stockbrokers	81	108
- Wholesale and retail trade	22,419	24,091
- Manufacturing	11,140	11,477
- Transport and transport equipment	9,780	8,778
- Others	51,487	51,054
Individuals		
- Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	20,032	20,273
- Loans for purchase of other residential properties	85,689	82,513
- Credit card advances	3,462	3,019
- Others	9,280	9,735
Total loans for use in Hong Kong	291,693	294,420
Trade finance	9,763	10,566
Loans for use outside Hong Kong	16,178	18,052
Total advances to customers	317,634	323,038

(c) Geographical analysis of gross advances to customers, overdue advances and non-performing loans

The following geographical analysis of gross advances to customers, overdue advances for more than three months and non-performing loans is based on the location of the counterparties, after taking into account of the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Hong Kong	305,892	310,953
Mainland China	6,348	7,753
Others	5,394	4,332
	317,634	323,038

(ii) Overdue advances for over three months

	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Hong Kong	19,296	21,713
Mainland China	2,294	3,465
Others	137	120
	21,727	25,298

(iii) Non-performing loan

	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Hong Kong	25,821	30,043
Mainland China	2,483	5,130
Others	194	339
	28,498	35,512

SCMP
2002.8.28

	Note		
Minority interests		1,084	1,066
Share capital	10	52,864	52,864
Reserves	11	790	(694)
Shareholders' funds		53,654	52,170
Total capital resources		54,738	53,236
Total liabilities and capital resources		737,778	766,140

Consolidated Cash Flow Statement (Unaudited)

	Six months ended 30 June 2002	Six months ended 30 June 2001
	HK$'m	HK$'m
Operating Activities		
Cash generated by operations	(27,547)	(63,108)
Disposal of loans to Bank of China Grand Cayman Branch	8,722	—
Hong Kong profit tax paid	(202)	(84)
Overseas profit tax paid	(11)	(14)
Net cash outflow from operating activities	(19,038)	(63,206)
Investing activities		
Purchase of fixed assets	(26)	(70)
Disposal of fixed assets	9	16
Disposal of investment securities	—	28
Disposal of associates	—	3
Dividend received from associates	2	—
Net cash outflow from investing activities	(15)	(23)
Net cash outflow before financing	(19,053)	(63,229)
Financing		
Remittance of profit by merging branches	—	(3,034)
Dividend paid on ordinary shares	—	(193)
Dividend paid to minority shareholders in subsidiaries	—	(62)
Net cash outflow from financing	—	(3,289)
Decrease in cash and cash equivalents	(19,053)	(66,518)
Cash and cash equivalents at 1 January	120,664	184,680
Cash and cash equivalents at 30 June	101,611	118,162

Consolidated Statement of Changes in Equity (Unaudited)

	Share capital	Merger reserve	Premises revaluation reserve	Investment properties revaluation reserve	Translation reserve	Retained earnings	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Balance at 1 January 2001	52,864	(51,073)	—	—	(7)	31,561	33,345
Net profit for the period	—	—	—	—	—	4,195	4,195
2000 final dividend paid	—	—	—	—	—	(542)	(542)
Remittance of profits by Merging branches	—	—	—	—	—	(3,034)	(3,034)
Capital contribution from ultimate holding company	—	—	—	—	—	238	238
Balance at 30 June 2001	52,864	(51,073)	—	—	(7)	32,418	34,202
Balance at 1 July 2001	52,864	(51,073)	—	—	(7)	32,418	34,202
Surplus on revaluation of properties	—	—	8,408	3,159	—	—	11,567
Currency translation difference	—	—	—	—	(2)	—	(2)
Net loss for the period	—	—	—	—	—	(1,427)	(1,427)
Capital contribution from ultimate *holding company*	—	—	—	—	—	7,830	7,830
Capitalisation of reserves	—	51,073	(8,267)	(3,141)	7	(39,672)	—
Balance at 31 December 2001	52,864	—	141	18	(2)	(851)	52,170
Balance at 1 January 2002	52,864	—	141	18	(2)	(851)	52,170
Currency translation difference	—	—	—	—	1	—	1
Net profit for the period	—	—	—	—	—	3,418	3,418
Special dividend	—	—	—	—	—	(1,935)	(1,935)
Balance at 30 June 2002	52,864	—	141	18	(1)	632	53,654

Notes:

1. Basis of preparation and accounting policies

These unaudited consolidated interim financial statements are prepared in accordance with *Hong Kong* Statement of Standard Accounting Practice (SSAP) 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants ("HKSA"). These interim financial statements should be read in *conjunction* with the Group's Financial Information as set out in Appendix I of the Company's prospectus dated 15 July 2002 for the years ended 31 December 1999, 2000, 2001 ("Financial Information").

The Company was incorporated in Hong Kong on 12 September 2001. Its shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 25 July 2002.

Pursuant to the group reorganisation on 1 October 2001, accomplished by the Bank of China (Hong Kong) Limited (Merger) Ordinance and the Merger Agreements, the Company acquired the entire equity interests in Bank of China (Hong Kong) Limited ("BOCHK") on 30 September 2001 and subsequently became the holding company of the Group. Details of the Restructuring and Merger are set out in the Company's prospectus dated 15 July 2002. The Restructuring and Merger represents a business combination resulting from transactions among enterprises under the common control of the Bank of

funding requirements of other business segments and the average one-month inter-bank *rates of the relevant financial* period. In addition, the gains and losses on the foreign exchange activities of the Group are included under Treasury. The profit and loss information presented in this note has been prepared using intersegment charging/income transactions.

Unallocated items mainly comprise income and expenses relating to fixed assets of the Group, investment securities, interests in associates and other items which cannot be reasonably allocated to a specific business segment. The interest benefit of the capital of the Group is also included as unallocated within net interest income. Rental expenses are allocated to business segments based on a fixed rate per square footage occupied.

Operating expenses of a functional unit are allocated to the relevant business segment which is the *predominant user of the services provided* by the unit. Operating expenses of other shared services which cannot be allocated to a specific business segment are included under Unallocated.

(b) By geographical area

No geographical reporting is provided as over 90% of the Group's revenues and profits are derived from Hong Kong.

5. Taxation

The amount of taxation charged to the consolidated profit and loss account represents:

	Six months ended 30 June 2002	Six months ended 30 June 2001
	HK$'m	HK$'m
Bank and subsidiaries		
Hong Kong profits tax	738	819
Overseas taxation	5	10
Over provisions in prior years	(6)	(27)
	737	802
Associates		
Hong Kong profits tax	(6)	11
Attributable share of estimated Hong Kong profits tax losses arising from investments in partnerships	(7)	(34)
Investments in partnerships written off	6	29
	(1)	(5)
	730	808

Hong Kong profits tax has been provided at the rate of 16% (2001:16%) on the estimated assessable profit for the periods ended 30 June 2002 and 2001. Taxation on overseas profits has been calculated on the estimated assessable profit for the period ended 30 June 2002 and 2001 at the rates of taxation prevailing in the countries in which the Group operates.

The Group has entered into a number of aircraft leasing and coupon strip transactions involving special purpose partnerships in which the Group is the majority general partner. The Group does not control the partnerships and *consequently they are not consolidated* in the Group's accounts. As at 31 December 2001 and 30 June 2002, the Group's investment in such partnerships, which is included in "Other assets" in the balance sheet *amounted to HK$876 million and* HK$359 million respectively. The Group's investments in partnerships are amortised over the life of the partnership in proportion to the taxation benefits resulting from those investments.

There is no significant deferred taxation liability not provided for.

6. Dividends

Prior to the listing, on 18 June 2002, the Board of Directors proposed a special dividend amounting to HK$1,935 million. On 28 June 2002, the shareholders of the Company approved a special dividend of HK$0.0366 per ordinary share (without taking into account the share consolidation) or *HK$0.183 per* share (taking into account the share consolidation) with respect to the period to 18 June 2002. The total amount of this special dividend was HK$1,935 million, which was paid by cash generated from operations.

This special dividend is reflected as a dividend payable in the financial statements and is presented as an appropriation of retained earnings for the period ended 30 June 2002.

7. *Earnings per share*

The calculation of basic earnings per share is based on profit attributable to shareholders for the period ended 30 June 2002 of approximately HK$3,418,000,000 (HK$4,195,000,000 for the period ended 30 June 2001) and on the ordinary shares in issue of 52,863,901,330 shares (52,863,901,330 ordinary shares for the period ended *30 June 2001) pursuant to the Restructuring and Merger* and as if these shares have been in issue during these two periods.

The calculation of basic earnings per share, as adjusted, is based on profit attributable to shareholders *of approximately* HK$3,418,000,000 (HK$4,195,000,000 for the period ended 30 June 2001) and on the ordinary shares in issue of 10,572,780,266 shares (10,572,780,266 ordinary shares for the period ended 30 June 2001) after adjusting for the effect of the share consolidation as described in note 10, as if the share consolidation had occurred at the beginning of the earliest period presented.

8. (a) Advances and other accounts

	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Advances to customers	317,634	323,038
Accrued interest	1,883	2,180
	319,517	325,218
Provision for bad and doubtful debts		
- General	(6,538)	(6,538)
- Specific	(8,999)	(10,576)
	(15,537)	(17,114)
	303,980	308,104
Advances to banks and other financial institutions	3	4
	303,983	308,108

(d) Cross-border claims

The information on cross-border claims discloses exposures to *foreign counterparties on which the* ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. *Only regions constituting* 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

As at 30 June 2002	*Banks and* other financial institutions	Public sector entities	Others	Total
	HK$'m	HK$'m	HK$'m	HK$'m
Asia, other than Hong Kong	65,728	7,555	9,749	83,032
North America	23,323	27,443	16,771	67,537
Western Europe	152,709	3,587	20,049	176,345
Caribbean	—	—	2,545	2,545
	241,760	38,585	49,114	329,459

As at 31 December 2001	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'m	HK$'m	HK$'m	HK$'m
Asia, other than Hong Kong	133,805	15,771	10,337	159,913
North America	34,303	18,526	8,725	61,554
Western Europe	143,297	3,172	3,934	150,403
Caribbean	—	—	3,105	3,105
	311,405	37,469	26,101	374,975

(e) *Overdue and rescheduled assets*

(I) Advances to customers

(i) Gross amount of overdue advances

	As at 30 June 2002	% of gross advances to customers	As at 31 December 2001	% of gross advances to customers
	HK$'m		HK$'m	
Gross advances to customers which have been overdue for:				
- six months or less but over three months	2,455	0.77%	4,212	1.30%
- one year or *less but over* six months	5,770	1.82%	5,427	1.68%
- over one year	13,502	4.25%	15,659	4.85%
	21,727	6.84%	25,298	7.83%

At 30 June 2002 and 31 December 2001, there were no advances to banks and other financial institutions which were overdue for over three months.

(ii) Overdue advances are reconciled to non-performing loans as follows:

	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Advances which are overdue for more than three months	21,727	25,298
Add: non-accrual advances which are overdue for three months or less		
- *included in rescheduled advances*	1,480	1,315
- others	6,152	10,685
Less: advances which are overdue for more than three months and on which interest is still being accrued	(861)	(1,786)
Non-performing loans	28,498	35,512

(iii) Rescheduled advances (net of amounts included in overdue advances for more than three months and reported in item (i) above) are as follows:

	As at 30 June 2002	% of gross advances to customers	As at 31 December 2001	% of gross advances to customers
	HK$'m		HK$'m	
Rescheduled advances	1,617	0.51%	1,814	0.56%

At 30 June 2002 and 31 December 2001, there were no rescheduled advances to banks and other financial institutions.

(II) Other overdue assets

	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Overdue for:		
- six months or less but over three months	10	9
- one year or less but over six months	21	5
- over one year	19	4
	50	18

9. Other accounts and provisions

	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Interest payable	1,197	1,615
Current taxation	576	59
Deferred taxation	8	8
Restructuring provision	658	666
Special dividend payable (Note 6)	1,935	—
Accruals and other payables	17,791	18,323
	22,165	20,671

10. Share capital

	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Authorised:		
100,000 million ordinary shares of HK$1.00 each	100,000	100,000
Issued and fully paid:		
52,864 million ordinary shares of HK$1.00 each	52,864	52,864

Pursuant to a written resolution of all the shareholders of the Company passed on 30 September 2001, the directors were given a general mandate to allot and issue shares.

On 17 June 2002, the directors allotted and issued five ordinary shares of HK$1.00 each fully paid for cash at par, of which two shares to BOC Hong Kong (BVI) Limited and three shares to Hua Chiao Commercial Limited.

Pursuant to written resolutions of all the shareholders of the Company passed on 10 July 2002, the authorised and issued share capital of the Company, comprising 100,000,000,000 and 52,863,901,330 ordinary shares of HK$1.00 each, respectively, was consolidated and divided into 20,000,000,000 shares and 10,572,780,266 shares, respectively.

11. Reserves

	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Premises revaluation reserve	141	141
Investment properties revaluation reserve	18	18
Translation reserve	(1)	(2)
Retained earnings	632	(851)
	790	(694)

12. Maturity profile

The maturity profile of assets and liabilities analysed by the remaining period as at 30 June 2002 and 31 December 2001 to the contractual maturity dates is as follows:

	As at 30 June 2002						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	After 5 years	Undated	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Assets							
- Treasury bills	—	16,197	149	—	—	—	16,346
- Cash and other short-term funds	5,217	87,845	—	—	—	—	93,062
- Placements with banks and other financial institutions	—	87,556	13,362	—	—	—	100,918
- Certificates of deposit held	—	3,024	5,825	8,419	203	—	17,471
- Other investments in securities -debt securities	—	18,636	5,815	22,164	2,053	—	48,668
- Held-to-maturity securities	—	10,106	11,024	78,180	3,204	90	102,604
- Advances to customers	29,221	18,162	23,217	116,749	101,248	29,037	317,634
- Advances to banks and other financial institutions	—	—	2	1	—	—	3
	34,438	241,526	59,394	225,513	106,708	29,127	696,706
Liabilities							
- Deposits and balances of banks and other financial institutions	4,392	11,485	238	—	—	—	16,115
- Current, fixed, savings and other deposits of customers	215,223	368,576	26,984	687	—	—	611,470
- Certificates of deposit issued	—	5,000	—	—	—	—	5,000
	219,615	385,061	27,222	687	—	—	632,585

	As at 31 December 2001				
	Repayable	3 months	1 year or less but over 3	5 years or less but over	After 5

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures which do not take into account the effects of bilateral netting arrangements are as follows:

	Credit risk weighted amount		Replacement cost	
	As at 30 June 2002	As at 31 December 2001	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m	HK$'m	HK$'m
Contingent liabilities and commitments	36,752	29,490	N.A.	N.A.
Derivatives:				
- Exchange rate contracts	637	407	832	457
- Interest rate contracts	74	37	159	99
- Bullion contracts	2	5	3	6
- Equity contracts	7	—	5	—
	37,472	29,939	999	562

The contract or notional amounts of these instruments indicate the volume of transactions outstanding as at the balance sheet date; they do not represent the amounts at risk.

The credit risk weighted amounts are the amounts which have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the Hong Kong Monetary Authority. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts which have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates.

15. Related party transactions

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence:

The Group entered into various transactions with related parties including the ultimate holding company, the associates of the Group and entities, directly or indirectly, controlled or significantly influenced by the ultimate holding company.

(a) Sale of certain assets to related parties

Sale of loans to Bank of China Grand Cayman Branch in 2002

Pursuant to a sale and purchase agreement entered into on 26 June 2002 between BOCHK and Bank of China ("BOC") acting through its Grand Cayman branch, BOCHK disposed of all of its beneficial interest in certain loans with a gross book value of HK$11,401 million net of specific provisions of HK$2,679 million for a consideration of HK$8,722 million.

The sale and purchase agreement provides that BOCHK sells and BOC acquires, on and from the transaction date, without recourse the beneficial interests of BOCHK in the loans together with certain related security.

Service and administration of loans sold to related parties

Pursuant to servicing agreements entered into in June 2002 between BOCHK, Nanyang Commercial Bank, Limited ("Nanyang"), BOC and Zhong Gang (Cayman) Company Limited, BOCHK and Nanyang undertake to service and administer the loans and the related securities transferred in both 1999 and 2002 at a fee which is agreed between the parties from time to time.

(b) Loans to related parties

In the ordinary course of business, the Group extends loans and credit facilities to fellow subsidiaries, associates of BOC and associates of the Group on normal commercial terms with reference to prevailing market rates. The revenue from such transactions would include interest income on the amount drawn as well as arrangement fees.

The gross value of loans outstanding is set out below:

	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Loans at normal commercial terms (gross value)	1,425	6,531

In 2002, certain loans granted to related parties with a gross book value HK$5,693 million net of specific provisions of HK$749 million were sold to BOC, acting through its Grand Cayman Branch, for a consideration of HK$4,944 million (Note 15(a)). The gross and net book value of these loans included in the balance sheet as at 31 December 2001 amounted to HK$5,418 million and HK$4,635 million, respectively. The related party loans remaining in the Group's books after this disposal relate to loans to fellow subsidiaries on normal commercial terms with reference to prevailing market rates.

As at 30 June 2002, a fellow subsidiary provided guarantees for loans amounting to HK$1,347 million (31 December 2001: HK$1,900 million) granted to certain third parties in which the fellow subsidiary has equity interests of less than 20%.

(c) Summary of transactions entered into during the ordinary course of business with the related parties

The aggregate income and expenses arising from the related party transactions with BOC, fellow subsidiaries, and associates are summarised as follows:

	Note	Six months ended 30 June 2002	Six months ended 30 June 2001
		HK$'m	HK$'m
Profit and loss items:			
Interest income	(i)	361	3,269
Interest expense	(ii)	(122)	(1,752)
Insurance commission received (net)	(iii)	11	26
Rental and license fees received	(iv)	11	13
Information technology service fee received	(iv)	2	3
Credit card commission paid (net)	(v)	(22)	(7)
Securities brokerage commission paid (net)	(v)	(54)	(78)
Rental fees paid	(v)	(29)	(30)
Property management and letting agency fees paid	(v)	(8)	(8)
Charge for bad and doubtful debts		15	(66)

	Note	As at 30 June 2002	As at 31 December 2001
		HK$'m	HK$'m
Balance sheet items:			
Cash and short-term funds	(i)	12,380	69,458
Placements with banks and other financial institutions	(i)	11,933	13,400
Advances	(i), (vi)	1,425	6,531

shall be the amount which the relevant Eligible Employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the Eligible Employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When exercised in an Exercise Period, an option shall be exercised in whole or in part.

As the date of this interim report, none of our employees has participated in the two schemes mentioned above. Details of the Share Option Schemes and Sharesave Plan as at 30 June 2002 are set out in Appendix VI of the Company's prospectus dated 15 July 2002.

17. Litigation

Details of the following litigation are stated in the Company's prospectus dated 15 July 2002.

On 17 June 2002, a trial commenced in the federal court in New York relating to BOC's claim against members of the Chou Group and the third-party claims by certain of members of the Chou Group against BOCHK and other branches and affiliates of BOC.

On 11 July 2002, the jury found that BOCHK was not negligent in its banking transactions with members of the Chou Group. In addition, at the end of trial, the Judge dismissed the third-party claims against BOCHK for violation of the Racketeer Influenced and Corrupt Organizations ("RICO") Act and for promissory estoppel. As a result, all the claims asserted against by the Chou Group have been disposed of, subject to any appeal by the Chou Group.

18. Capital adequacy

	As at 30 June 2002	As at 31 December 2001
Capital adequacy ratio	14.68%	14.38%
Adjusted capital adequacy ratio	15.02%	14.57%

The capital adequacy ratio represents the consolidated ratio of BOCHK as at 30 June 2002 and 31 December 2001 computed in accordance with the Third Schedule of the Banking Ordinance.

The adjusted capital adequacy ratio represents the consolidated ratio of the BOCHK as at 30 June 2002 and 31 December 2001 computed in accordance with the guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority. The adjusted ratio takes into account both credit and market risk as at 30 June 2002 and 31 December 2001.

19. Components of capital base after deductions

The consolidated capital base of BOCHK after deductions used in the calculation of the above capital adequacy ratios as at 30 June 2002 and 31 December 2001 and reported to the Hong Kong Monetary Authority is analysed as follows:

	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Core capital:		
Paid up ordinary share capital	43,043	43,043
Reserves	8,631	9,481
Profit and loss account	1,610	(850)
Minority interests	850	910
	54,134	52,584
Supplementary capital:		
General provisions for doubtful debts	4,990	4,943
Gross value of supplementary capital	4,990	4,943
Eligible value of supplementary capital	4,990	4,943
Total capital base before deductions	59,124	57,527
Deductions:		
Shareholdings in subsidiaries or holding company	(360)	(375)
Exposures to connected companies	(230)	(347)
Equity investments of 20% or more in non-subsidiary companies	(221)	(256)
Investments in the capital of other banks or other financial institutions	(1)	(1)
	(812)	(979)
Total capital base after deductions	58,312	56,548

20. Liquidity ratio

	30 June 2002	31 December 2001
Average liquidity ratio - BOCHK	41.26%	39.88%

The average liquidity ratio for the period ended 30 June 2002 is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the period.

The average liquidity ratio for 2001 is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the 3 months from 1 October 2001 (the date of the restructuring and merger) to 31 December 2001.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

Prior to the Restructuring and Merger, the liquidity ratio of each of the predecessor entities was managed on an individual basis.

21. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net option position is calculated based on the "worst-case" approach set out in the prudential return "Foreign Currency Position" issued by the HKMA.

	As at 30 June 2002 Equivalent in millions of HK$						
	US Dollars	Pound Sterling	New Zealand Dollars	Australian Dollars	Japanese Yen	Others	Total
Spot assets	181,434	11,806	8,418	25,671	13,465	22,076	262,870
Spot liabilities	(134,844)	(17,922)	(15,035)	(26,722)	(2,953)	(19,567)	(217,043)
Forward purchases	109,340	11,365	8,528	8,142	17,557	18,990	173,922
Forward sales	(145,155)	(5,229)	(1,924)	(7,111)	(28,095)	(21,375)	(208,889)
Net options position	446	7	143	146	—	39	781
Net long/(short) position	11,221	27	130	126	(26)	163	11,641

As at 31 December 2001

Equivalent in millions of HK$

New

	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	After 5 years	Undated	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Assets							
- *Treasury bills*	—	12,721	6,190	—	—	—	18,911
- Cash and other short-term funds	59,898	117,446	—	—	—	—	177,344
- Placements with banks and other financial institutions	—	53,700	27,073	—	—	—	80,773
- Certificates of deposit held	—	4,768	6,768	7,789	149	—	19,474
- Other investments in securities -debt securities	—	27,021	5,885	22,130	1,043	—	56,079
- *Held-to-maturity* securities	2	8,641	12,853	24,675	4,859	—	51,030
- Advances to customers	29,161	19,787	22,809	111,542	103,796	35,943	323,038
- Advances to banks and other financial institutions	—	—	—	4	—	—	4
	89,061	244,084	81,578	166,140	109,847	35,943	726,653
Liabilities							
- *Deposits and* balances of banks and other financial institutions	5,154	48,477	1,664	—	—	—	55,295
- Current, fixed, savings and other deposits of customers	205,835	367,024	32,473	1,096	—	—	606,428
- Certificates of deposit issued	—	—	5,000	—	—	—	5,000
	210,989	415,501	39,137	1,096	—	—	666,723

13. Assets pledged as security

	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Secured liabilities	3,426	1,813
Assets pledged as security		
- *Securities pledged as collateral*	3,606	1,883

Secured liabilities and assets pledged as security relate to short positions in Exchange Fund Bills and Notes ("EFBNs") which are collateralised by long positions in EFBNs.

14. Off-balance sheet exposures

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment:

	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Direct credit substitutes	2,606	1,967
Transaction-related contingencies	2,551	2,273
Trade-related contingencies	17,870	16,391
Other commitments with an original maturity of:		
- under 1 year or which are unconditionally cancelable	76,318	84,497
- 1 year and over	56,432	43,879
Forward forward deposits placed	11,018	11,872
Others	—	88
	166,795	160,967

(b) Derivatives

The following is an analysis of the aggregate notional amounts of each significant type of derivative:

	As at 30 June 2002			As at 31 December 2001		
	HK$'m (Trading)	HK$'m (Hedging)	HK$'m (Total)	HK$'m (Trading)	HK$'m (Hedging)	HK$'m (Total)
Exchange rate contracts						
Spot	32,548	—	32,548	18,766	—	18,766
Forward and futures contracts	711	—	711	3,224	—	3,224
Swaps	159,547	6,284	165,831	124,585	4,688	129,273
Foreign exchange option contracts:						
- Currency options purchased	903	—	903	2,195	—	2,195
- Currency options written	28,034	—	28,034	19,850	—	19,850
	221,743	6,284	228,027	168,620	4,688	173,308
Interest rate contracts						
Interest rate swaps	228	15,959	16,187	60	10,088	10,148
Forward rate agreements	600	—	600	1,280	—	1,280
Forward forward deposits borrowed	3,036	—	3,036	11,872	—	11,872
	3,864	15,959	19,823	13,212	10,088	23,300
Bullion contracts	246	—	246	545	—	545
Equity contracts						
- Equity options purchased	119	—	119	—	—	—
- Equity options written	96	—	96	—	—	—
	215	—	215	—	—	—
	226,068	22,243	248,311	182,377	14,776	197,153

Placements with banks and other financial institutions	(i)	11,933	13,400
Advances	(i), (vi)	1,425	6,531
Other investments in securities	(i)	234	234
Other assets	(vii)	80	106
Deposits from and balances of banks and other financial institutions	(ii)	7,409	48,386
Current, fixed, savings and other deposits from customers	(ii)	3,315	3,958

Notes:

(i) Interest income

In the ordinary course of business, the Group enters into various transactions with BOC, fellow subsidiaries and associates including deposit of cash and short term funds, placement of interbank deposits, investments in its securities and provision of loans. The transactions were conducted in the normal course of business at prices and terms which are no more favourable than those charged to and contracted with other third party customers of the Group.

(ii) Interest expense

In the ordinary course of the business, the Group accepts interbank deposits and current, fixed, savings and other deposits from BOC, fellow subsidiaries and associates on normal commercial terms with reference to prevailing market rates.

(iii) Insurance commission received (net)

In the ordinary course of the business, the Group provides insurance agency services to and purchases general and life insurance policies from fellow subsidiaries on normal commercial terms with reference to prevailing market rates.

(iv) Service fee, rental and license fees received

In the ordinary course of the business, the Group provides information technology services to BOC, fellow subsidiaries and associates on normal commercial terms with reference to prevailing market rates.

The Group receives office premises rental and license fees from associates of BOC in its ordinary course of business on normal commercial terms entered into on an arm's length basis.

(v) Commission, property management, letting agency fee and rental expenses paid

In the ordinary course of the business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to BOC and fellow subsidiaries on normal commercial terms with reference to prevailing market rates.

The Group pays rental fees to BOC and its associates in its ordinary course of business on normal commercial terms entered into on arm's length basis.

(vi) Advances to related parties

In the ordinary course of business, the Group extends loans and credit facilities to BOC, fellow subsidiaries, and associates on normal commercial terms with reference to prevailing market rates as described in Note 15(b) above. The revenue from such transactions would include interest income on the amount drawn as well as arrangement and commitment fees.

(vii) Other assets

Included within "Other assets" are receivables due from BOC and fellow subsidiaries. The receivables arose from transactions carried out in the normal course of business.

(d) Off-balance sheets items

Contingent liabilities and commitments

In the ordinary course of business, the Group provides guarantees for the obligations of fellow subsidiaries and associates and have commitment outstanding to BOC and fellow subsidiaries on normal commercial terms. Such guarantees and commitments as at 30 June 2002 amounted to HK$270 million and HK$4,172 million respectively (31 December 2001: HK$297 million and HK$358 million respectively). Fees are receivable for guarantees granted in favour of independent third parties and BOC.

Derivatives

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with BOC, fellow subsidiaries, and associates. Such derivative transactions amounted to HK$9,825 million as at 30 June 2002 (31 December 2001: HK$10,655 million). These transactions are executed on normal commercial terms with reference to prevailing market rates.

(e) Balances with group companies and associates

Included in the following balance sheet captions are balances with the ultimate holding company:

	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Cash and short-term funds	12,328	69,197
Placements with banks and other financial institutions	11,836	13,053
Advances	17	37
Other investments in securities	234	234
Other assets	71	106
Deposits from and balances of banks and other financial institutions	6,940	48,004

Included in the following balance sheet captions are balances with fellow subsidiaries of the ultimate holding company:

	As at 30 June 2002	As at 31 December 2001
	HK$'m	HK$'m
Cash and short-term funds	52	191
Placements with banks and other financial institutions	97	347
Advances	1,040	5,717
Other assets	9	—
Deposits from and balances of banks and other financial institutions	460	379
Current, fixed, savings and other deposits from customers	3,237	3,936

There are no material balances with associates as at 30 June 2002.

(f) Key management personnel

During the first six months ended 30 June 2002 and 2001, no material transaction was conducted with key management personnel of BOCHK and its holding companies and parties related to them.

16. Post-listing Share Option Scheme and Sharesave Plan

The principal terms of Share Option Scheme and the Sharesave Plan were conditionally approved and adopted by written resolutions of all the shareholders of the Company passed on 10 July 2002. The purpose of the Share Option Scheme is to provide Participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options to any person the Board may select. The subscription price for Shares shall be determined on the date of grant at the discretion of the Board as an amount per Share calculated on the basis of established rules. An option may be exercised in whole or in part at any time or times after the date prescribed by the Board in its absolute discretion and from time to time as is specified in the offer and on or before the termination date prescribed by the Board.

The purpose of the Sharesave Plan is to encourage broad-based employee ownership of the Shares. The amount of the monthly contribution under the Savings Contract to be made in connection with an option

	As at 31 December 2001						
	Equivalent in millions of HK$						
	US Dollars	Pound Sterling	New Zealand Dollars	Australian Dollars	Japanese Yen	Others	Total
Spot assets	197,497	15,996	14,167	28,316	3,428	22,113	281,517
Spot liabilities	(134,348)	(17,971)	(14,550)	(27,380)	(2,081)	(18,859)	(215,189)
Forward purchases	70,500	5,230	1,211	1,623	10,834	12,726	102,124
Forward sales	(124,606)	(3,233)	(794)	(2,538)	(12,190)	(15,807)	(159,168)
Net options position	4,277	14	43	135	(7)	22	4,484
Net long/(short) position	13,320	36	77	156	(16)	195	13,768

There were no significant net structural positions for the Group as at 30 June 2002 and 31 December 2001.

Risk Management

BOCHK's goal in risk management is to maximise its long-term risk-adjusted return on capital as well as shareholders' wealth while maintaining its risk exposure within acceptable parameters. Our risk management philosophy seeks to achieve our goal by:

- establishing a more independent, centralised and comprehensive risk management system, which stresses on standardising corporate governance structure, maximising shareholders' value and balancing the risk and return level;
- emphasising the importance of risk control responsibility and accountability;
- adopting international risk management principles and best practices;
- improving our management information systems, risk measurement techniques and risk monitoring controls; and
- modernising our risk management culture on a continuous basis.

BOCHK has developed and implemented comprehensive risk management policies and procedures to identify, measure, monitor and control credit risk, market risk, liquidity risk and operational risk across the organisation. The Risk Management Committee under the Board of Directors has the responsibility of approving risk *management policies and procedures.*

Our Chief Risk Officer oversees and monitors the operations of the risk management department ("RMD") and reports directly to the Risk Management Committee. The Chief Risk Officer is also responsible for assisting the Chief Executive on bank-wide credit risk, market risk and operational risk management and submitting to the Risk Management Committee the independent risk management report each month. In addition, our Chief Financial Officer, with assistance of the Treasurer, monitors the bank-wide interest rate risk and liquidity risk and submits reports to the Asset and Liability Management Committee ("ALCO") on a regular basis.

BOCHK's principal banking subsidiaries, Nanyang and Chiyu Banking Corporation Limited ("Chiyu"), also face the same types of inherent business risks and they generally follow our risk management strategies and policies. In addition, Nanyang and Chiyu have generally implemented risk management controls and procedures that are in compliance with the risk management controls and procedures of BOCHK. Within this general risk management framework, Nanyang and Chiyu may conduct their existing risk management practices according to their own specific circumstances.

Credit risk management

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet *a commitment that it has entered into with BOCHK. Credit risk arises principally from* BOCHK's lending, trade finance and treasury operations.

BOCHK considers that independence and proper checks-and-balances are of critical importance in carrying out effective risk management. To this purpose, BOCHK's managerial/organisational structure placed our RMD and Audit Department in a hierarchical position in which they report directly to the Risk Management Committee and Audit Committee respectively. These committees and departments form an independent line of control.

To avoid any potential conflicts of interest, the credit review functions are independent of the business development units. BOCHK's credit assessment emphasises a thorough understanding of the purpose and structure of the loan, the borrower's financial status, cash flow position and repayment ability as well as business management.

BOCHK exercises credit risk monitoring in a prudent manner with the involvement of multiple levels within our organisation. This process enables BOCHK to promptly detect any early signs of loan deterioration and identifies potential loan classification downgrades so that the appropriate actions can be taken to manage the loans. To improve the credit quality and control the non-performing loan ratio, BOCHK *establishes a clear target to evaluate the performance of the credit initiation units and* the Special Asset Management Department.

Market risk management

Market risk is the risk that the movements in interest rates or market prices will result in losses in on- and off-balance sheet positions. BOCHK's market risk arises from customer-related business and from position taking. Market risk trading positions are subject to daily mark-to market valuation.

Market risk is managed within risk limits approved by the Risk Management Committee. The overall risk limits are set into sub-limits by reference to different risk factors, which are interest rate, foreign exchange, commodity and equity prices. Considering the different nature of the products involved, limits are set by using a combination of risk measurement techniques, including position limits and sensitivity limits.

The Market Risk Division in the RMD is responsible for the daily market risk management. Through the daily risk monitoring process, the Market Risk Division measures risk exposures against approved limits and initiates specific action to ensure that the overall and individual market risks are managed within an acceptable level.

Value at Risk ("VaR") is a statistical technique which estimates the potential losses that could occur on risk positions taken due to movements in foreign exchange, interest rates, commodity and equity prices over a specified time horizon and to a given level of confidence. The model used by BOCHK to calculate portfolio and individual VaR on a variance/covariance basis, uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period and generally takes account of correlations between different markets and rates.

The VaR for all trading market risk exposure of BOCHK at 30 June 2002 was HK$6.5 million (HK$1.6 million at 31 December 2001), the VaR for all trading interest rate risk exposure was HK$7.8 million (HK$1.5 million at 31 December 2001) and the VaR for all trading foreign exchange risk exposure was HK$0.9 million (HK$1.2 million at 31 December 2001). The average VaR for the period ended 30 June 2002 was HK$2.5 million.

Prior to the restructuring and merger, market risk of each of the predecessor entities was managed on an individual basis. As a result, the average VaR from market risk-related trading activities of BOCHK for the period ended 30 June 2001 is not comparable and hence not presented.

Foreign exchange risk management

BOCHK provides foreign exchange deposit, margin trading and forward transaction services to its customers. BOCHK's trading activities in the foreign currency markets expose it to exchange rate risk. BOCHK manages exchange rate risks through its interbank market activities. In particular, BOCHK mitigates exchange rate risks by establishing position limits and limits on the loss of the whole foreign exchange trading floor. All these limits are approved by the Risk Management Committee. The RMD is responsible for monitoring foreign exchange exposure and related stop-loss limits on a day-to-day basis as well as controlling BOCHK's credit risk exposure arising from foreign exchange transactions.

Interest rate risk management

BOCHK's balance sheet consists predominantly of Hong Kong dollar denominated interest rate sensitive assets and liabilities. BOCHK's primary sources of interest rate risk are mismatches in the maturities or re-pricing periods of these assets and liabilities and movements in interest rates. In addition, different pricing bases for different transactions may also lead to interest rate risk for BOCHK's assets and liabilities within the same re-pricing period.

BOCHK's Treasurer is responsible for formulating the policy and developing risk management system to assist BOCHK's ALCO in identifying, measuring, monitoring and controlling interest rate risk. The Treasurer uses gap analysis to measure BOCHK's exposure to interest rate risk. The gap is the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or must be re-priced within a specific time band. It provides BOCHK with a static view of the maturity and re-pricing characteristics of its balance sheet positions. The Treasurer measures the gaps by classifying all assets, liabilities and off-balance sheet items for each currency into appropriate time bands according to contracted maturities or anticipated re-pricing time bands to indicate the extent to which BOCHK is exposed to the risk of potential changes in the margins on new or re-priced assets and liabilities. The potential risks associated with these gaps are measured through simulated interest rate scenarios to testify that the interest income variations are within the manageable range and the results are reflected on daily reports.

Liquidity risk management

Liquidity risk arises in the funding of lending, trading and investment activities and in the management of trading positions. Liquidity risk includes both the risk of unexpected increase in the cost of funding to refinance the BOCHK's asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner and/or at a reasonable price. The goal of liquidity management is for BOCHK to be able, even under adverse market conditions, to meet all its maturing repayment obligations on time and fund all of its investment opportunities.

BOCHK maintains flexibility in meeting its funding requirements by maintaining diverse sources of liquidity. BOCHK funds its operations principally by accepting deposits from retail and corporate depositors. BOCHK may also borrow in the short-term interbank markets, although it is typically a net lender of funds. In addition, BOCHK may from time to time raise funds through the sale of investments.

BOCHK uses the majority of funds raised to extend loans, make investments in debt securities or conduct interbank placements. Generally, deposits are of shorter average maturity than that of loans or investments and are of longer average maturity compared with interbank placements.

BOCHK maintains a buffer portfolio of liquid, high quality securities that is managed by BOCHK's Treasurer. These securities may generally be sold at any time at market prices to meet BOCHK's emergent liquidity needs. BOCHK may also manage its liquidity by borrowing in the interbank markets on a short-term basis. The interbank markets generally provide an adequate amount of liquidity, at borrowing rates that are subject to market conditions.

The primary goal of the BOCHK's asset and liability management strategy is to achieve an optimal return while ensuring adequate levels of liquidity and capital within an effective risk control framework and at reasonable cost of funding. BOCHK's ALCO is responsible for establishing these policy directives and works closely with the Treasurer to ensure that BOCHK maintains adequate levels of liquidity and secures the lowest possible cost of funding, while closely planning and monitoring BOCHK's on- and off-balance sheet assets and liabilities according to the risk incurred. The Treasurer adjusts, as necessary, BOCHK's liquidity and foreign exchange positions in line with the policies of ALCO, and also provides reporting and analytical services to ALCO with respect to current and planned positions taken for investment, funding and foreign exchange management purposes. In particular, BOCHK has implemented various measures to:

- improve its management information system to provide timely information on the movement of its liquid assets and that of its customer deposits on a daily, weekly and monthly basis;
- monitor liquidity ratios in compliance with the HKMA's requirements;
- prepare regular maturity gap analyses to enable management to review and monitor BOCHK's liquidity position on a timely basis;
- conduct scenario analysis to estimate the impact of various risk factors on the liquidity position;
- establish a range of liquidity risk factors to be monitored and a liquidity risk warning index system to detect early signs of any irregularities; and

Other operating expenses also increased by HK$45 million or 12% to HK$419 million, mainly attributable to the rise in advertising expenses.

The increase in depreciation and other operating expenses was partially offset by the decline in staff costs and premises and equipment expenses (excluding depreciation). Staff costs (including directors' emoluments) declined by HK$144 million or 7.6% to HK$1,761 million, due to a reduction in number of staff as part of our rationalisation initiatives. The number of staff was 13,191 as at 30 June 2002, representing a decrease of 8.3% as compared with the end of first half of 2001. Premises and equipment expenses (excluding depreciation) fell by HK$16 million or 4.3% to HK$360 million.

As a result of a decrease in operating income and a modest increase in operating expenses, the cost to income ratio rose from 28.7% for the first half of 2001 to 32.6% for the same period of 2002.

Asset Quality

Net charge for bad and doubtful debts

In the first half of 2002, the net charge for bad and doubtful debts (net of recoveries of advances and releases of specific provisions) decreased by HK$82 million or 4.4% to HK$1,766 million, as compared with that over the same period in 2001. Total recoveries of advances previously written off were HK$350 million for the first half of 2002, 52.8% more than those in the same period in 2001. This improvement stemmed from our focus on loan recoveries and setting up of our Special Assets Management Department.

Non-performing loans

As at 30 June 2002, non-performing loans decreased by HK$7,014 million or 19.8% to HK$28,498 million, as compared with 31 December 2001. The decline was a result of the disposal of loans with total gross book value of HK$11,401 million (of which HK$7,029 million are non-performing loans) to Bank of China Grand Cayman Branch in June 2002. The write-off of the bad and doubtful debts amounting to HK$1,013 million also helped lower our non-performing loans. As a result, the percentage of non-performing loans to total gross advances to customers reduced from 10.99% as at 31 December 2001 to 8.97% as at 30 June 2002.

Our Group has employed a prudent and conservative policy in making provision for bad and doubtful debts, complying with the guidelines set by the Hong Kong Monetary Authority.

Specific provisions coverage ratio for non-performing loans and loan loss provision ratio improved from 29.8% and 48.2% as at 31 December 2001 to 31.6% and 54.5% respectively as at 30 June 2002. The ratio of total provisions for bad and doubtful debts to gross advances to customers fell to 4.9%, as compared with 5.3% at the end of last year.

Financial Position

Assets

As at 30 June 2002, total assets decreased by HK$28,362 million or 3.7% as compared with 31 December 2001. After the merger, operating as a locally incorporated independent entity, BOCHK has its own liquidity management policies and mechanism. Consequently, it withdrew the inter-bank placement of HK$54,635 million with Bank of China, resulting in a drop in total assets. During the first half of 2002, the Hong Kong market continued to experience sluggish loan demand. Our gross advances to customers decreased by HK$5,404 million or 1.7% as compared with 31 December 2001. This fall was primarily due to our loan disposal in June 2002. However, excluding the loan disposal in June 2002, the Group's advances to customers would have recorded a rise of 1.9%.

In terms of geographical dispersion of our loan portfolio, Hong Kong related loans accounted for the majority, down by HK$5,061 million or 1.6%. Loans in connection with Mainland China fell by HK$1,405 million or 18.1% and loans to other geographical areas grew by HK$1,062 million or 24.5%. We will continue to develop our Mainland China business solidly.

The Group has further optimised the asset structure by revising its investment strategies to enhance yield on assets. The Group increased its exposure to debt securities relative to inter-bank placements. Certificates of deposit held, held-to-maturity securities, investment securities and other investments in securities as at 30 June 2002 amounted to HK$168,836 million, representing 22.9% of total assets, and the total balance increased by HK$42,161 million from HK$126,675 million as at 31 December 2001, an increase of 33.3%.

Liabilities

As at 30 June 2002, total liabilities decreased by HK$29,864 million or 4.2% as compared with 31 December 2001. This decline was attributable to the withdrawal of inter-bank funds of approximately HK$41,000 million by Bank of China.

Despite the fall in customer deposits in Hong Kong during the first half of 2002, the Group was able to maintain a stable customer deposit base. Deposit balance increased by HK$5,042 million or 0.8% from 31 December 2001. In an effort to manage the cost of funding, the Group sought to optimise the deposit structure and revised the deposit pricing strategy to be in line with our peers during the first half of 2002. The tightening of the interest rate gap between fixed deposits and savings deposits persisted in the first half of 2002, resulting in fixed deposits funds shifting to more liquid savings deposits. This lowered our overall cost of funding.

Lackluster loan demand in Hong Kong together with the loan disposal resulted in a decrease of the loans to deposits ratio from 53.3% as at 31 December 2001 to 52% as at 30 June 2002.

As at 30 June 2002, the Group had no significant mismatches between assets and liabilities in all foreign currencies and hence the exposure to currency risks was limited.

Liquidity and capital strength

The Group maintained ample liquidity with the average liquidity ratio of 41.3% for the first half of 2002, as compared with 39.9% for the 3 months from 1 October 2001 (the date of the Restructuring and Merger) to 31 December 2001. We remained well capitalised with a capital adequacy ratio of 14.7% as at 30 June 2002, as compared with 14.4% as at 31 December 2001.

Operations Review

In the first half of 2002, we continued to leverage our strengths and capitalise on the opportunities arising from the Restructuring and Merger. We successfully introduced a broad range of new products and services, further rationalised our branch network, and made good progress in our business.

Retail Banking

provide Automated Fund Transfer ("AFT"), a service for Hong Kong residents who have purchased properties in Mainland China. A variety of mortgage repayment plans with currency options were introduced to increase payment flexibility for our customers.

Back-office Operations

We have further standardised our back-office operations. Through improving our workflow and upgrading our system functions, we have enhanced our operational efficiency, manpower and thus achieved cost savings. Also by centralising the loans documentary management, we have saved storage space and hence reduced our operating costs. During the first half of the year, we completed the feasibility study and finalised the blueprint of the Global Payment System Project and Information Processing Centralisation Project. For the Credit Workflow System Project, the first phase of system development has kicked off and it will be scheduled to launch in the fourth quarter this year. We expect most of our loan processes will be automated upon completion.

Information Technology

We have begun to transform our information technology organisation and significantly upgrade our current information infrastructure to allow us to better support our current business operations as well as our business strategies. During the first half of 2002, a number of key projects made solid progress.

Human Resources

In alignment with the initial public offering, we have designed the Stock Option Scheme and Sharesave Plan in the first half of this year, and are actively seeking to reform the existing compensation and incentive mechanism. At the same time, we have initiated work on enhancing our employee profile within our organisational structure. To improve the quality of employees, we have expanded the training efforts for senior to middle management and front-line staff. Coupled with this is our recruitment activity, which targets experienced professionals in the market to cater for business development needs.

In the first half of 2002, the number of employees of the Group reduced by 237 to 13,191.

Prospects

The outlook for Hong Kong's economy enters into a phase of uncertainty following the tumble of the world equity markets in July 2002. The interest rate hike in the U.S. and Hong Kong anticipated earlier this year might not come about. Instead, speculation is building up for a lowering of interest rates, which would put further pressure on the interest rate margin and return from cost free funds. Against this background, the banking environment in the second half of 2002 will remain difficult.

Despite the difficult operating environment, we will continue to build on our core strengths and exploit new opportunities arising from our restructuring and the initial public offering so as to enhance shareholders' value.

Working with Bank of China, Bank of China Group affiliates and leading third parties, we plan to develop and distribute a broader portfolio of products and services to increase our penetration rate and cross-selling ratio. We will focus on higher ROE and innovative business, particularly in the areas of wealth management.

We will continue to improve our asset quality by adopting more effective credit control and risk management systems.

We will continue to capture significant efficiency and synergy gains by upgrading information technology systems and streamlining our branch network and back offices.

We will continue to improve our overall balance sheet management so as to optimise our asset liability mix, capital sourcing and yield.

By leveraging our customer base in Hong Kong and our existing 14 Mainland branches, we will fully exploit the business opportunities resulting from the further opening of the financial and banking markets in Mainland China. With extensive branch network in Mainland China, Bank of China's franchise will give BOCHK a unique international gateway into China.

We are committed to providing efficient and quality financial services to our customers. With the continued support of our shareholders, customers and staff, we are confident that we can achieve better results in the years to come.

Substantial shareholders

As the shares of the Company was listed and commenced trading on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 25 July 2002, the Company was not required to maintain a register of substantial shareholders under Section 16(1) of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") prior to 25 July 2002. For information purposes, the following shareholders had an interest of 10% or more in the share capital of the Company as at 30 June 2002 and 25 July 2002 respectively:

Name of Shareholder	No. of shares beneficially held as at 30 June 2002 (Note a)	No. of shares beneficially held as at 25 July 2002
Bank of China ("BOC")	45,966,026,020 (86.95%)	8,292,345,266 (78.44%) (Note b)
BOC Hong Kong (Group) Limited ("BOCHKG")	45,966,026,020 (86.95%)	6,894,770,204 (65.22%)
BOC Hong Kong (BVI) Limited ("BOC (BVI)") (Note c)	45,966,026,020 (86.95%)	6,894,770,204 (65.22%)
Hua Chiao Commercial Limited ("Hua Chiao") (Note d)	6,897,875,310 (13.05%)	1,379,575,062 (13.05%)

- establish a range of liquidity risk factors to be monitored and a liquidity risk warning index system to detect early signs of any irregularities; and
- create a three-tier response system to effectively deal with any emergencies.

Capital management

The Group monitors the adequacy of its capital using the Capital Adequacy Ratio ("CAR") as one of the major measurements, which is subject to the Hong Kong Monetary Authority regulatory requirements. The Group maintained its capital to comply with all the statutory standards for all the periods presented in the report. On consolidated basis, BOCHK's unadjusted CAR and adjusted CAR incorporating market risk were improved from 14.38% and 14.57% as at the end of last year to 14.68% and 15.02% respectively. Both were well above the statutory minimum standards.

Operational risk management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It is one of the major risks to which BOCHK is exposed and is inherent to various businesses and back office processing.

BOCHK manages operational risk mainly through its internal controls to ensure all operations are conducted effectively. At the same time, BOCHK is enhancing its business continuity plan to ensure that the operation of critical functions can recover within a short time frame and minimise the impact to customers in the event of a disaster.

To be in line with international best practices, BOCHK will further enhance the methodologies in identifying, measuring, monitoring and controlling operational risk.

Financial Overview

Financial Performance

Our consolidated financial results must be viewed in light of the Restructuring and Merger as described in our Prospectus dated 15 July 2002. The results of BOCHK, our principal operating subsidiary, for the first half of 2001 were the combined results of the merging entities before the reorganisation. As these entities were previously operating autonomously with different risk and financial control systems, these results may not be representative of the consolidated results of the Group. After the merger, we have adopted common provisioning standard and alignment of classification to all accounts of the merging entities. When drawing comparisons of the financial results of the Group for the first half of 2002 with those of the corresponding period last year, we would like to draw your attention to the above mentioned differences.

In the first six months of 2002, we strived to develop our business as planned against the backdrop of a difficult and challenging operating environment, and achieved a consolidated profit attributable to shareholders of HK$3,418 million. This results represented 54.4% of our profit forecast for the year 2002.

In the first half of 2002, the Group launched a range of new products and services and improved profitability through optimising our asset-liability mix and adjusting our pricing. We reduced our non-performing loan ratio through a combination of disposal of loans (including non-performing loans) to Bank of China Grand Cayman Branch, write-off of bad and doubtful debts, aggressive collection efforts, and the implementation of a comprehensive credit risk management system, etc. In addition, we continued to place emphasis on the rationalisation of our branch network and improvement in efficiency, which have significantly reduced our staff costs.

Our Group's net profit attributable to shareholders in the first half of 2002 represented a decrease of 18.5% as compared with the first half of 2001. Operating profit before provisions decreased by 15.7% to HK$6,002 million in the first half of 2002.

After taking the effect of the share consolidation into account, earnings per share as adjusted for the six months ended 30 June 2002 was HK$0.323. Return on average total assets and return on average shareholders' funds on an annualised basis were 0.93% and 12.92%, respectively.

Net interest income

Net interest income was HK$6,891 million for the first half of 2002, a decrease of HK$843 million or 10.9% from the corresponding period in 2001. Net interest spread rose by 25 basis points to 1.85%, while net interest margin rose marginally by 1 basis point to 1.98%. Increased holdings of higher yielding securities helped improve net interest margin by 14 basis points. This was offset by a 23 basis points reduction in contribution from cost free fund as a result of the drastic fall in market interest rates, coupled with an 11 basis points reduction in contribution from mortgages as a result of reduction in mortgage yield.

Other operating income

Other operating income totalled HK$2,010 million in the first half of 2002, a fall of HK$246 million or 10.9% from the first half of 2001. Fees and commission income declined by 7.6% to HK$1,705 million. In the first half of 2002, we explored business opportunities and accomplished significant growth in return from sale of funds, etc. However, the increased contribution from our investment product services was offset by a drop in fees and commission income generated from bills, stock brokerage and loan origination due to poor market conditions and more intense competitions. Fees and commission expenses fell by 7.5% to HK$357 million. As a result, net fees and commission income declined by 7.7% as compared with the same period in 2001.

Operating expenses

Operating expenses in the first half of 2002 amounted to HK$2,899 million, representing an increase of HK$31 million or 1.1% as compared with the same period in 2001. The increase in operating expenses was primarily due to the increase in depreciation expenses arising from the revaluation of our premises.

The depreciation expenses rose by HK$146 million or 68.5% to HK$359 million in the first half of 2002. If we excluded the depreciation expenses related to our own fixed assets, the operating expenses would have recorded a decrease of HK$115 million or 4.3% as compared with the corresponding period in 2001. This decline was largely due to cost-synergies from the merger and ongoing restructuring.

Retail Banking

To improve distribution efficiency, we continued to reengineer our distribution channels. In the first half of 2002, we combined 8 branches with their neighboring branches, established a new branch, and reduced our branch numbers to 358. We began our "Model branches" pilot program for different types of branches, including Full Service Branch, Investment Centers, Personal Financial Service Centers, Automated Banking Centers and VIP Centers. We are now working on site selection and layout design. We will complete the pilot program and commence its operation by the end of this year or early next year.

We have continued to provide diversified mortgage products and services. In the first half of 2002, our residential mortgages in Hong Kong, excluding those under the Home Ownership Scheme, rose by 3.9%. We also launched a number of personal loan products, such as "Standby Overdraft" and "Decoration Loan", which will further facilitate the cash management capability of our customers. We have also offered a "Fund Pledge" service to our investment customers to allow greater flexibility in their investment planning.

To better serve our customers, we have introduced a broader range of wealth management products and services, including "Guaranteed Fund", "Retail Bonds", "Equity Linked Deposit" (a product combining the features of term deposit and stock option), "Monthly Stocks Savings Plan", etc. In addition, we have begun to introduce the Customer Relationship Management ("CRM") System. We are currently expanding our financial consulting team to meet future needs.

During the first half of 2002, sale of retail bonds amounted to HK$2,487 million. In addition, the sale of 8 guaranteed funds amounted to HK$3,081 million. Among those, "BOCHK BOCI-Prudential AUD Australia Growth Guaranteed Fund" was the first non-US dollar denominated guaranteed fund in Hong Kong and was warmly received by the market. Another product - the "Currency Option Deposit" doubled in transaction volume when compared with that in the first half of last year.

The credit card business continues to be one of our core businesses. For the first half of 2002, the number of cards, credit card receivables and cardholder spending experienced double-digit growth compared to the same period last year. We successfully launched the "Y-not" credit card to target our female customers, which increased our customer base by about 25,000 cards. The Great Wall International Card is another focus product of our credit card business. We achieved over 110% growth in the number of Great Wall International Card issued as compared with that in the same period of last year. We were the first in the market to provide RMB credit cards to our customers. Our merchant acquiring business remains healthy with a 2% growth in Hong Kong and 17% rapid growth in China. We continue to maintain our leading position in Mainland China.

In light of the persistent sluggish economic environment, and rising personal bankruptcies in Hong Kong, our annualised credit card charge-off ratio increased to 7.45% in the first half of 2002. To safeguard our asset quality, we have reviewed and tightened our credit policies.

Corporate Banking

We have a strong position in the local corporate and commercial lending markets. In addition to continuously building close bilateral banking relationships with our corporate customers, we are actively leveraging our restructuring and merger and our extensive corporate customer network to develop our syndicated loan business more effectively. By shifting our focus to an arranger role rather than a participant role in syndicated loan transactions, we intend to increase our non-interest income and enhance our position in the syndicated loan market.

For our small and medium-sized enterprise ("SME") customers, we have introduced unsecured financing schemes. We have also joined and launched the SME installations and Equipment Loan Guarantee Scheme introduced by the HKSAR Government to help enhance productivity and competitiveness of our SME customers.

We have established a very cooperative relationship with our parent, Bank of China, in a variety of areas, including corporate lending, financial institution services, settlement, treasury, trade finance and custodian services, etc. Some of these areas have already shown good progress.

Financial Institution Services

In addition to the unilateral clearing for HK dollar cheque for Shenzhen, we have been mandated as the HK dollar cheque bilateral clearing agency for both Guangzhou and Shenzhen in Mainland China after the signing of business and service agreements with the local authorities.

We have actively taken part in developing the Shenzhen-Hong Kong Real Time Gross Settlement ("RTGS") System in order to provide real time, safe and low cost electronic means of fund transfer between Shenzhen and Hong Kong.

Treasury

We have developed a customer-driven treasury platform and set up dedicated treasury teams to provide marketing and sales support and expertise to our key customers for sophisticated treasury products. Benefiting from our large customer base, extensive distribution channels and synergies created by the restructuring, we have successfully enhanced the cross selling of our treasury products and services. By the end of June 2002, the number of our treasury customers doubled when compared with the end of last year. By expanding Mainland China related products and services, our deposits from small to medium sized Mainland China financial institutions increased 6% in the first half of 2002.

China Related Business and Mainland Branches

The Group has a total of fourteen Mainland branches. Twelve of these branches are eligible for conducting full foreign currency services to all kinds of customers including local individuals and locally funded enterprises in China. Three of our Mainland branches are eligible to conduct RMB business on a limited scope. Another five branches have applied for the license to provide RMB business to foreign individuals and foreign funded enterprises.

As a result of the China's entry into the World Trade Organisation, we are cooperating closely with Mainland China to fully exploit the potential of future business opportunities. We have recently joined hands with Bank of China Shenzhen Branch to

Notes:

a. Prior to 10 July 2002, the issued share capital of the Company was HK$52,863,901,330 divided into 52,863,901,330 shares of HK$1.00 each. By an ordinary resolution passed by the shareholders on 10 July 2002, the issued share capital of the Company was consolidated and divided into 10,572,780,266 shares of HK$5.00 each.

b. The number of shares shown includes 9,000,000 shares in the Company beneficially held by each of Bank of China Group Insurance Company Limited and BOC Group Life Assurance Company Limited, both of which are wholly owned subsidiaries of BOC.

c. BOC (BVI) is a wholly owned subsidiary of BOCHKG, which in turn is a wholly owned subsidiary of BOC. Accordingly, BOCHKG and BOC are deemed to have the same interests in the shares of the Company as BOC (BVI) for the purpose of the SDI Ordinance.

d. BOC beneficially owns 93.64% of Hua Chiao. Accordingly, BOC is deemed to have the same interests in the shares of the Company as Hua Chiao for the purpose of the SDI Ordinance.

Directors and Chief Executive's interests in the Company's shares

As at 30 June 2002, none of the Directors, the Chief Executive or their respective associates has any interests in shares of the Company or any of its associated corporations within the meaning of the SDI Ordinance, which, if the Company were listed on 30 June 2002, would have been required to be recorded in the register required to be kept under Section 29 of the SDI Ordinance or as otherwise would have been required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Directors and Chief Executive's rights to subscribe for the Company's shares

As at 30 June 2002, none of the Directors, the Chief Executive or their respective associates has any right to subscribe for shares of the Company. On 5 July 2002, the following Directors together with approximately 60 senior management personnel of the Group were granted options by BOC (BVI) to purchase an aggregate of 31,132,600 existing issued shares of the Company at a price of HK$8.50 per share.

Name of Director	No. of underlying shares in respect of which options were granted
LIU Mingkang	1,735,200
SUN Changji	1,590,600
LIU Jinbao	1,735,200
PING Yue	1,446,000
HUA Qingshan	1,446,000
LI Zaohang	1,446,000
HE Guangbei	1,446,000
ZHOU Zaiqun	1,446,000
ZHANG Yanling	1,446,000
Total:	13,737,000

None of these options may be exercised within one year from 25 July 2002. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. 25% of the number of shares subject to such options will vest at the end of each year.

Purchase, sale or redemption of the Company's shares

During the period under review, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Audit Committee

At the request of the Audit Committee of the Company, the Group's external auditors have carried out a review of the unaudited financial statements in accordance with the Statement of Auditing Standards ("SAS") 700 issued by the Hong Kong Society of Accountants. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial statements.

Compliance with the Code of Best Practice

Although the shares of the Company was only listed and commenced trading on the Stock Exchange on 25 July 2002, none of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, for any part of the accounting period for the period ended 30 June 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange except that non-executive Directors were not appointed for a specific term but are subject to retirement by rotation at annual general meetings pursuant to the Company's Articles of Association.

Compliance with disclosure requirements

In preparing its interim report for the period ended 30 June 2002, the Group has fully complied with the guideline on "Interim Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2001.

By Order of the Board
BOC Hong Kong (Holdings) Limited
Jason C.W. Yeung
Company Secretary

Hong Kong, 27th August 2002

CR

Form 表格 **D2**

File No. 82-34675

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

770009

1 Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

2 Type of Change 更改事項

☐ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

For Official Use
請勿填寫本欄

收件日期 RECEIVED
27-06-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號第 1/97 號的第 2 期修訂(修訂編號第 1/99 號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: **770009**

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	17 / 6 / 2002 DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: LIU 劉 (Surname 姓氏) Jinbao 金寶 (Other names 名字)

Alias (if any) 別名（如有的話）: --

Previous Names 前用姓名: --

Address 地址: Flat B, 30/F, The Mayfair, 1 May Road, Mid-Levels, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P737547(A)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
--	--

This Notification includes ____ Continuation Sheet A and 10 Continuation Sheet B.
本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(JASON C W YEUNG)　　Date 日期：27 June 2002

~~Director~~／Secretary／~~Manager／~~
~~Authorized Representative *~~
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

CR

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號
770009

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 & 4)

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	17 / 6 / 2002 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: Surname 姓氏: PING 平 | Other names 名字: Yue 岳

Alias (if any) 別名（如有的話）: --

Previous Names 前用姓名: --

Address 地址: Building No. 15-4-301, Guanyingyuan Xiaoqu, West District, Beijing, PRC

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
--	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S.0188889	PRC

CR

Form 表格 D2

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號

770009

<u>Details of Appointment／Change of particulars (Section 3B of main form)</u>
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 & 4)

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	17 / 6 / 2002 (DD 日 | MM 月 | YYYY 年)

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
HUA 華	Qingshan 慶山

Alias (if any) 別名（如有的話）: --

Previous Names 前用姓名: --

Address 地址: Building No. 5-401, Lingjing Xiaoqu, West District, Beijing, PRC

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
--	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S.0177680	PRC

CR

Form 表格 **D2**

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號

770009

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

Notes 註 3 & 4)

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	17 / 6 / 2002 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
LI 李	Zaohang 早航

Alias (if any) 別名（如有的話）: --

Previous Names 前用姓名: --

Address 地址

Building No. 19(c)-301, Enji Huayuan, Haidian District, Beijing, PRC

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
--	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
D.0064872	PRC

CR

Form 表格 D2

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號

770009

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 & 4)

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	17 / 6 / 2002 (DD 日 | MM 月 | YYYY 年)

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
HE 和	Guangbei 廣北

Alias (if any) 別名（如有的話）: --

Previous Names 前用姓名: --

Address 地址: Building No. 2.5-601, 33 Taipusijie, West District, 100031 Beijing, PRC

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
--	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S.0239422	PRC

CR

Form 表格 D2

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號

770009

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 & 4)

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	17 / 6 / 2002 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: ZHOU 周 (Surname 姓氏) Zaiqun 載群 (Other names 名字)

Alias (if any) 別名（如有的話）: --

Previous Names 前用姓名: --

Address 地址: Building No. 11-4, Jingji Dao, West District, Beijing, PRC

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
--	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S.0217181	PRC

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號

770009

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 & 4)

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	17 / 6 / 2002 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: ZHANG 張 (Surname 姓氏) Yanling 燕玲 (Other names 名字)

Alias (if any) 別名（如有的話）: --

Previous Names 前用姓名: --

Address 地址: Building No. 2-601, Taipusi ST 33, West District, Beijing, PRC

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
--	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S.0178084	PRC

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號

770009

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 & 4)

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	17 / 6 / 2002 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
TUNG 董	Chee Chen 建成

Alias (if any) 別名（如有的話）: --

Previous Names 前用姓名: --

Address 地址

22B, Block 1, Grand Garden, 61 South Bay Road, South Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A951930(3)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
--	--

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號

770009

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 & 4)

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	17 / 6 / 2002 (DD 日 / MM 月 / YYYY 年)

Existing Name
現用姓名

Name／New Name
姓名／新姓名

Surname 姓氏	Other names 名字
SHAN 單	Weijian 偉建

Alias (if any) 別名（如有的話）: --

Previous Names 前用姓名: --

Address 地址: West Penthouse, Branksome, 3 Tregunter Path, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P290743(0)	--

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
--	--

CR

Form 表格 D2

Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號

770009

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 & 4)

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	17 / 6 / 2002 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: CHIA 賈 (Surname 姓氏) Pei-Yuan 培源 (Other names 名字)

Alias (if any) 別名（如有的話）: --

Previous Names 前用姓名: --

Address 地址: 298 Bedford-Banksville Road, Bedford, NY 10506, U.S.A.

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
--	--

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
140960367	U.S.A.

CR

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號

770009

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 &

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	17 / 6 / 2002 (DD 日 / MM 月 / YYYY 年)

Existing Name
現用姓名

Name／New Name
姓名／新姓名

Surname 姓氏	Other names 名字
FUNG 馮	Victor Kwok King 國經

Alias (if any) 別名（如有的話）: --

Previous Names 前用姓名: --

Address 地址: 32A The Harbourview, 11 Magazine Gap Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
B928347(7)	--

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
--	--

File No. 82-34675

Form
表格 D3

Companies Registry
公司註冊處

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

770009

Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

I, LIU Jinbao 劉金寶 consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 17 th June 2002, and confirm that I have attained the age of 18 years*.
生效日期為 ,並確認本人已年滿十八歲*。

收件日期 RECEIVED
27-06-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Signed 簽名： 劉金寶

Date 日期： 17 th June 2002

** Delete the age certification if the director is a body corporate.*
如董事屬法人團體，請刪去年齡證明。

File No. 82-34675

Form 表格 **D3**

Companies Registry
公司注册处

Consent to Act as a Director
出任董事职位同意书

Company Number 公司编号

770009

Company Name 公司名称

BOC Hong Kong (Holdings) Limited 中银香港(控股)有限公司

I, PING Yue 平岳 consent to act as a Director of the above company
本人 同意出任上述公司的董事一职,

with effect from 17th June 2002, and confirm that I have attained the age of 18 years*.
生效日期为 ,并确认本人已年满十八岁*。

Signed 签名 : [signature]

Date 日期 : 29 June 2002

** Delete the age certification if the director is a body corporate.*
如董事属法人团体,请删去年龄证明。

收件日期 RECEIVED
29-06-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

File No. 82-34675

Companies Registry
公司注册处

Form 表格 D3

Consent to Act as a Director
出任董事职位同意书

Company Number 公司编号

770009

Company Name 公司名称

BOC Hong Kong (Holdings) Limited 中银香港(控股)有限公司

I, HUA Qingshan 华庆山 consent to act as a Director of the above company
本人 同意出任上述公司的董事一职,

with effect from 17th June 2002 , and confirm that I have attained the age of 18 years*.
生效日期为 ,并确认本人已年满十八岁*。

Signed 签名 : 华庆山

Date 日期 : 29 June 2002

Delete the age certification if the director is a body corporate.
如董事属法人团体,请删去年龄证明。

收件日期 RECEIVED
29-06-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

File No. 82-34675

CR

Form 表格 D3

Companies Registry
公司注册处

Consent to Act as a Director
出任董事职位同意书

Company Number 公司编号

770009

Company Name 公司名称

BOC Hong Kong (Holdings) Limited
中银香港(控股)有限公司

I, Ll Zaohang 李早航 consent to act as a Director of the above company
本人 同意出任上述公司的董事一职,

with effect from 17th June 2002, and confirm that I have attained the age of 18 years*.
生效日期为 ,并确认本人已年满十八岁*。

Signed 签名 :

Date 日期 : 29 June 2002

** Delete the age certification if the director is a body corporate.*
如董事属法人团体，请删去年龄证明。

收件日期 RECEIVED
29-06-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

File No. 82-34675

Companies Registry
公司注册处

Form 表格 D3

Consent to Act as a Director
出任董事职位同意书

Company Number 公司编号
770009

Company Name 公司名称

BOC Hong Kong (Holdings) Limited
中银香港(控股)有限公司

I, HE Guangbei 和广北 consent to act as a Director of the above company
本人 同意出任上述公司的董事一职,

with effect from 17 June 2002, and confirm that I have attained the age of 18 years*.
生效日期为 ,并确认本人已年满十八岁*。

Signed 签名 : [signature]

Date 日期 : 29 June 2002

** Delete the age certification if the director is a body corporate.*
如董事属法人团体,请删去年龄证明。

收件日期 RECEIVED
29-06-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

File No. 82-34675

Form D3
表格

Companies Registry
公司注册处

Consent to Act as a Director
出任董事职位同意书

Company Number 公司编号

770009

Company Name 公司名称

BOC Hong Kong (Holdings) Limited
中银香港(控股)有限公司

I, ZHOU Zaiqun 周載群 consent to act as a Director of the above company
本人 同意出任上述公司的董事一职,

with effect from 17th June 2002, and confirm that I have attained the age of 18 years*.
生效日期为 ,并确认本人已年满十八岁*。

Signed 签名 : [signature]

Date 日期 : 29 June 2002

收件日期 RECEIVED
29-06-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

** Delete the age certification if the director is a body corporate.*
如董事属法人团体，请删去年龄证明。

File No. 82-34675

Companies Registry
公司注册处

Form 表格 D3

Consent to Act as a Director
出任董事职位同意书

Company Number 公司编号

770009

Company Name 公司名称

BOC Hong Kong (Holdings) Limited
中银香港(控股)有限公司

I, ZHANG Yanling 张燕玲 consent to act as a Director of the above company
本人 同意出任上述公司的董事一职,

with effect from 17 June 2002, and confirm that I have attained the age of 18 years*.
生效日期为 ,并确认本人已年满十八岁*。

Signed 签名 :

Date 日期 : 29 June 2002

** Delete the age certification if the director is a body corporate.*
如董事属法人团体,请删去年龄证明。

收件日期 RECEIVED
0 3 -07- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

File No. 82-34675

Form D3
表格

Companies Registry
公司註冊處

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號
770009

Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

I, TUNG Chee Chen 董建成 consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 17 th June, 2002 , and confirm that I have attained the age of 18 years*.
生效日期為 ,並確認本人已年滿十八歲*。

Signed 簽名：[signature]

Date 日期： 17th June, 2002

*Delete the age certification if the director is a body corporate.
如董事屬法人團體，請刪去年齡證明。

收件日期 RECEIVED
27-06-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

如董事屬法人團體，請刪去年齡證明。

Companies Registry
公司註冊處

Form 表格 D3

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號
770009

Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

I, SHAN Weijian 單偉建 consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from June 17, 2002, and confirm that I have attained the age of 18 years*.
生效日期為 ,並確認本人已年滿十八歲*。

收件日期 RECEIVED
27-06-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Signed 簽名：

Date 日期： June 17, 2002

* Delete the age certification if the director is a body corporate.
如董事屬法人團體，請刪去年齡證明。

Form 表格 D3

File No. 82-34675

CR

Form 表格 D3

Companies Registry
公司註冊處

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號
770009

Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

I, CHIA Pei-Yuan 賈培源 consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 17th June 2002 , and confirm that I have attained the age of 18 years*.
生效日期為 ,並確認本人已年滿十八歲*。

Signed 簽名： [signature]

Date 日期： June 22, 2002

** Delete the age certification if the director is a body corporate.*
如董事屬法人團體，請刪去年齡證明。

收件日期 RECEIVED
03-07-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

File No. 82-34675

CR

Companies Registry
公司註冊處

Form 表格 D3

Consent to Act as a Director
出任董事職位同意書

Company Number 公司編號

770009

Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

I, FUNG Victor Kwok King 馮國經 consent to act as a Director of the above company
本人 同意出任上述公司的董事一職，

with effect from 17 th June, 2002, and confirm that I have attained the age of 18 years*.
生效日期為 ,並確認本人已年滿十八歲*。

Signed 簽名： [signature]

Date 日期： 28 June 2002

** Delete the age certification if the director is a body corporate.*
如董事屬法人團體，請刪去年齡證明

收件日期 RECEIVED
03-07-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Company No.: 770009

THE COMPANIES ORDINANCE

(CHAPTER 32)

SPECIAL RESOLUTIONS

OF

BOC HONG KONG (HOLDINGS) LIMITED

中銀香港(控股)有限公司

Passed on the 17th day of June 2002

By resolutions in writing of all the shareholders of the above company passed pursuant to Section 116B of the Companies Ordinance, the following resolutions were passed as special resolutions on the abovementioned date:

1. THAT Article 117 of the Articles of Association of the Company be deleted in its entirety and the following be substituted therefor:

   "The Directors may delegate any of their powers to Committees consisting of one or more persons as they think fit; any Committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors. All references in these Articles to a Committee or a Committee of the Directors shall mean a Committee formed under this Article 117."

2. THAT the first sentence of Article 121 of the Articles of Association of the Company be deleted and the following be substituted therefor:

   "A resolution in writing signed by a majority of all the Directors for the time being entitled to receive notice of a meeting of the Directors or signed by a majority of all the members of a Committee of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors or of that Committee, as the case may be."

Certified as a true copy

YEUNG Jason Chi Wai
Company Secretary

ARTICLES OF ASSOCIATION

OF

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

Certified as a true copy

YEUNG Jason Chi Wai
Company Secretary

THE COMPANIES ORDINANCE, CHAPTER 32

Company Limited by Shares

ARTICLES OF ASSOCIATION

OF

BOC Hong Kong (Holdings) Limited

中銀香港(控股)有限公司

PRELIMINARY

1. The regulations contained in Table A in the First Schedule to the Ordinance shall not apply to the Company.

INTERPRETATION

2. In these Articles, unless the context otherwise requires:

"**Articles**" means these Articles of Association as amended from time to time;

"**Auditors**" means the auditors of the Company for the time being;

"**Board**" means the board of directors of the Company or the Directors present at a meeting of Directors at which a quorum is present;

"**Company**" means BOC Hong Kong (Holdings) Limited 中銀香港(控股)有限公司;

"**Director**" means a director of the Company for the time being;

"**HK$**" means Hong Kong dollars, the lawful currency of Hong Kong;

"**holder**", in relation to any shares, means the Member whose name is entered in the Register as the holder of such shares;

"**Hong Kong**" means the Hong Kong Special Administrative Region of the People's Republic of China;

"**Member**" means a member of the Company;

"**Office**" means the registered office of the Company for the time being;

"**Ordinance**" means the Companies Ordinance, Chapter 32, as amended from time to time;

"**Register**" means the register of Members;

"**Seal**" means the common seal of the Company or any official seal that the Company may be permitted to have under the Ordinance;

"**Secretary**" includes a temporary or assistant or deputy Secretary and any person appointed by the Board to perform any of the duties of the Secretary; and

"**share**" means a share in the capital of the Company.

Words importing the singular number shall include the plural number and *vice versa* and words importing the masculine gender shall include the feminine and neuter genders, respectively.

Expressions referring to writing shall, unless the contrary intention appears, be construed as including references to printing, lithography, photography and other modes of representing or reproducing words in a visible form.

Unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Ordinance or any statutory modification thereof in force at the date at which these Articles becomes binding on the Company.

A reference herein to a "company" shall be deemed to include, where the context so admits, any partnership, association or other body of persons, whether or not incorporated, and, if incorporated, whether or not a company within the meaning of the Ordinance.

PRIVATE COMPANY

3. The Company is a private company limited by shares and accordingly:

(a) the right to transfer shares is restricted in the manner prescribed in these Articles;

(b) the number of Members (exclusive of persons who are in the employment of the Company and of persons who having been formerly in the employment of the Company were while in such employment and have continued after the determination of such employment to be Members) is limited to 50, Provided that where two or more persons hold one or more shares in the Company jointly they shall for the purpose of this Article 3 be treated as a single Member;

(c) any invitation to the public to subscribe for any shares or debentures of the Company is prohibited; and

(d) the Company shall not have power to issue share warrants to bearer.

SHARE CAPITAL AND VARIATION OF RIGHTS

4. Without prejudice to any special rights previously conferred on the holders of any shares or class of shares, any share may be issued with such preferred, deferred, or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the Company may from time to time by ordinary resolution determine.

5. Subject to Sections 49 to 49S of the Ordinance, the Company may issue shares on the terms that they are, or at the option of the Company or the holder of the shares are liable, to be redeemed on such terms and in such manner as may be provided by these Articles.

6. If at any time the share capital is divided into different classes of shares, the rights attached to any class may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To any such separate general meeting, all the provisions of these Articles as to general meetings of the Company shall *mutatis mutandis* apply, but so that the quorum thereof shall be not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of the class, and that any holder of shares of the class present in person or by proxy may demand a poll.

7. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

8. The Company may exercise the powers of paying commissions conferred by Section 46 of the Ordinance, Provided that the percentage rate or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the said Section and the commission shall not exceed the rate of 10% of the price at which the shares in respect whereof the same is paid are issued or an amount equal to 10% of such price (as the case may be). Such commission may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

9. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, further or partial interest in any share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

10. Every person whose name is entered as a Member in the Register shall be entitled without payment to receive within two months after allotment or lodgment of transfer (or within such other period as the conditions of issue may provide) one certificate for all his shares or several certificates each for one or more of his shares upon payment of HK$5.00 for every certificate after the first or such lesser sum as the Directors may from time to time determine, Provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders. Every certificate shall be under the Seal and shall specify the shares to which it relates and the amount paid up thereon.

11. If a share certificate is defaced, lost or destroyed, it may be renewed on payment of a fee of HK$5.00 or such lesser sum and on such terms (if any) as to evidence and indemnity

and the payment of out-of-pocket expenses of the Company in investigating evidence as the Directors think fit.

12. To the extent that the same is permitted by law, the Company may give financial assistance (including, but not limited to, financial assistance within the meaning of Section 47B of the Ordinance) for the purpose of the acquisition of shares in the Company or shares in the Company's holding company for the time being and such assistance may be given by any means howsoever permitted by law.

LIEN

13. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien on all shares (other than fully paid shares) standing registered in the name of a single person for all moneys presently payable by him or his estate to the Company, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article 13. The Company's lien, if any, on a share shall extend to all dividends payable thereon.

14. The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is presently payable, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

15. To give effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

16. The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

17. The Directors may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times and each Member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

18. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments.

19. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

20. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate not exceeding 10% per annum as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

21. Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

22. The Directors may, on the issue of shares, differentiate between the holders as the amount of calls to be paid and the times of payment.

23. The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become payable) pay interest at such rate not exceeding (unless the Company in general meeting otherwise directs) 8% per annum as may be agreed between the Directors and the Member paying such sum in advance.

TRANSFER OF SHARES

24. The instrument of transfer of any share shall be executed by or on behalf of the transferor and transferee, and the transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register in respect thereof.

25. Subject to such of the restrictions of these Articles as may be applicable, any Member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the Directors may approve.

26. The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of any share, whether or not it is a fully paid share.

27. The Directors may also decline to recognise any instrument of transfer unless:

(a) the instrument of transfer is accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer; and

(b) the instrument of transfer is in respect of only one class of share.

28. If the Directors refuse to register a transfer they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

29. The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine, Provided that such registration shall not be suspended in any year for more than 30 days or, where the period for closing the Register is extended in respect of that year under the Ordinance, for more than that extended period.

30. The Company shall be entitled to charge a fee not exceeding HK$5.00 on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney or other instrument.

TRANSMISSION OF SHARES

31. In case of the death of a Member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with other persons.

32. Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member may, upon such evidence being produced as may from time to time properly be required by the Directors and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that Member before his death or bankruptcy, as the case may be.

33. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by that Member.

34. A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not before being registered as a Member in respect of the share be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, Provided that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 days, the Directors may thereafter withhold payment of all dividends, bonuses or

other moneys payable in respect of the shares until the requirements of the notice have been complied with.

35. Any person to whom the right to any shares in the Company has been transmitted by operation of law shall, if the Directors refuse to register the transfer, be entitled to call on the Directors to furnish within 28 days a statement of the reasons for the refusal.

FORFEITURE OF SHARES

36. If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

37. The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

38. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

39. A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

40. A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company has received payment in full of all such moneys in respect of the shares.

41. A statutory declaration that the declarant is a Director or the Secretary, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

42. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes, payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

ALTERATION OF CAPITAL

43. The Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

44. The Company may by ordinary resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) sub-divide its existing shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association subject, nevertheless, to the provisions of Section 53(1)(d) of the Ordinance; and

(c) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

45. The Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorised, and consent required, by law.

PURCHASE OF OWN SHARES

46. Subject to Sections 49 to 49S of the Ordinance, the Company may purchase its own shares (including any redeemable shares).

47. Subject to Sections 49I to 49O of the Ordinance, the Company may make a payment in respect of the redemption or purchase of its own shares otherwise than out of the distributable profits of the Company or the proceeds of a fresh issue of shares.

ALLOTMENT OF SHARES

48. Subject to Section 57B of the Ordinance, all shares from time to time unissued shall be at the disposal of the Directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and on such terms as they think fit, but so that no shares are issued at a discount except in accordance with Section 50 of the Ordinance.

GENERAL MEETINGS

49. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year and shall specify the meeting as such in the notices calling it, and not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of the next, Provided that so long as the Company holds its first annual general meeting within 18 months of its incorporation, it need not hold it in the year of its incorporation or in the following year. The annual general meeting shall be held at such time and place as the Directors shall appoint.

50. All general meetings other than annual general meetings shall be called extraordinary general meetings.

51. The Directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on such requisition, or in default may be convened by such requisitionists, as provided by Section 113 of the Ordinance. If at any time there are not within Hong Kong sufficient Directors capable of acting to form a quorum, any Director or any two Members may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings be convened by the Directors.

NOTICE OF GENERAL MEETINGS

52. An annual general meeting and a meeting convened for the passing of a special resolution shall be convened by 21 days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by 14 days' notice in writing at the least. The notice shall be exclusive of the day on which notice is served or deemed to be served and of the day for which it is given and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall be given in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are under these Articles entitled to receive such notices from the Company.

53. A meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in these Articles, be deemed to have been duly called if it is so agreed:

(a) in the case of a meeting called as the annual general meeting, by all the Members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

54. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

55. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all that is transacted at an annual general meeting, with the exception of declaring a dividend, the consideration of the accounts, balance sheets and reports of the Directors and the Auditors, the election of Directors and the appointment of, and the fixing of the remuneration of, the Auditors.

56. No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business and continues to be present until the conclusion of the meeting. Save as herein otherwise provided, two Members present in person or by proxy shall be a quorum.

57. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and places, or to such other day and at such other time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members or Member present shall be a quorum.

58. The chairman, if any, of the Board shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he is not present within 15 minutes after the time appointed for the holding of the meeting or is unwilling to act or is absent from Hong Kong or has given notice to the Company of his intention not to attend the meeting, the Directors present shall elect one of their number to be chairman of the meeting.

59. If at any meeting no Director is willing to act as chairman or if no Director is present within 15 minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

60. The chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

61. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded either by the chairman of the meeting or by any Member or Members present in person or by proxy and having the right to vote at the meeting.

62. Unless a poll is so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

63. The demand for a poll may be withdrawn.

64. Except as provided in Article 66, if a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

65. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote.

66. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with pending the taking of the poll.

VOTES OF MEMBERS

67. Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every Member present in person shall have one vote, and on a poll every Member shall have one vote for each share of which he is the holder.

68. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

69. A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other person may, on a poll, vote by proxy.

70. No Member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

71. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

72. If at any general meeting any error is made in the counting of votes whether by failure to count any vote which ought to have been counted or by counting votes which ought not to have been counted, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting and is, in the opinion of the chairman of the meeting, of sufficient magnitude to vitiate the result of the voting.

73. On a poll, votes may be given either personally or by proxy.

74. The instrument appointing a proxy may be in any usual or common form or in any other form which the Directors may approve and shall be in writing under the hand of the appointor or of his duly appointed attorney or, if the appointor is a corporation, either under seal or under the hand of an officer or duly authorised attorney or representative. A proxy may be in the form of a facsimile or telex message sent by the appointor or, if the appointor is a corporation, an officer or duly authorised attorney or representative of the appointor and no objection shall be taken to a proxy unless raised at the meeting. A proxy shall have the same powers to vote and speak at a meeting of the Company as a Member present in person. A proxy need not be a Member.

75. The instrument appointing a proxy and, if the Directors so required, the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority, shall be deposited with the chairman at the commencement of the meeting or, if the Directors so determine and state in the notice convening the meeting, deposited at the Office or at such other place in Hong Kong as is specified for that purpose in the notice convening the meeting not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote (or such later time as the Directors shall determine) or, in the case of a poll, not less than 24 hours before the time appointed for the taking of the poll (or such later time as the Directors shall determine), and in default the instrument of proxy shall not be treated as valid.

76. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

77. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, Provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid has been received by the Company at its Office before the commencement of the meeting or adjourned meeting at which the proxy is used.

78. A resolution in writing signed by all the Members shall be as valid and effectual as if it had been passed at a general meeting of the Company duly convened and held. Any such resolution may consist of several documents in the like form each signed by one or more Members. A resolution sent by cable, facsimile message, telex message or other electronic means which is sent by a Member will for the purpose of this Article 78 be treated as being signed by the Member sending it.

REPRESENTATIVES OF CORPORATION

79. Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative in connection with the affairs of the Company at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member.

DIRECTORS

80. The names of the first Directors shall be determined in writing by the subscribers of the Memorandum of Association or a majority of them.

81. The number of the Directors shall not be less than two.

82. The Company may at any time by ordinary resolution establish a maximum number of Directors and may from time to time and at any time by ordinary resolution increase or reduce the maximum and minimum numbers of Directors, but there shall always be at least two Directors.

83. The Company may by ordinary resolution at any time and from time to time appoint any person to be a Director either to fill a casual vacancy or as an addition to the existing Directors.

84. A Member or Members having the right to attend and vote at any general meeting and holding for the time being not less than 95% in nominal value of the shares giving that right shall be entitled at any time and from time to time by notice in writing to the Company:

(a) to appoint any person to be a Director; and

(b) to remove any Director from office by serving written notice to resign on the Director,

Provided that as a result the total number of the Directors shall not be more than the maximum or be less than the minimum number of Directors fixed by or in accordance with these Articles. Any notice under this Article 84 may consist of one document signed by all the requisite Members or several documents in the like form each signed by one or more of such Members. Each signature may be given personally or by a duly appointed attorney or in the case of a corporation by an officer or by its duly authorised representative.

85. The Directors shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, Provided that as a result the total number of Directors shall not at any time be more than the maximum number fixed by or in accordance with these Articles.

86. The Company may by special resolution remove any Director notwithstanding anything in these Articles or in any agreement between him and the Company (but without prejudice to any right to damages for termination of such agreement not in accordance with the terms thereof), and may, if thought fit, by ordinary resolution, appoint another person in his stead.

DIRECTORS' REMUNERATION

87. In addition to any remuneration payable to a Director for his services to the Company as an executive of the Company, each Director shall be entitled to such fees for his services as a Director as may be determined by the Company by ordinary resolution and such remuneration shall be divided among the Directors as they may agree or, in default of agreement, equally. Such remuneration shall be deemed to accrue from day to day. The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any Committee of the Directors or general meetings of the Company or in connection with the business of the Company.

DIRECTORS' SHARE QUALIFICATION

88. The share holding qualification for Directors may be fixed by the Company by ordinary resolution, and unless and until so fixed no qualification shall be required.

BORROWING POWERS

89. The Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and, subject to Section 57B of the Ordinance and Article 3, convertible debentures and convertible debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

POWERS AND DUTIES OF DIRECTORS

90. The business of the Company shall be managed by the Directors, who may pay all expenses incurred in promoting and registering the Company, and may exercise all such powers of the Company as are not, by the Ordinance or by these Articles, required to be exercised by the Company by resolution or in general meeting, subject, nevertheless, to any of these Articles, to the provisions of the Ordinance and to such directions (being not inconsistent with these Articles or the aforesaid provisions) as may be given by the Company in general meeting, but no direction given by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that direction had not been given.

91. The Directors may from time to time and at any time by power of attorney appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of person dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

92. The Company may exercise the powers conferred upon the Company by Sections 103, 104 and 106 of the Ordinance with regard to the keeping of a branch register, and the Directors may (subject to the provisions of those Sections) make and vary such regulations as they may think fit respecting the keeping of any such register.

93. A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract (being a contract of significance in relation to the Company's business) with the Company shall, if his interest in the contract or proposed contract is material, declare the nature of his interest at a meeting of the Directors in accordance with Section 162 of the Ordinance.

94. Notwithstanding his interest, a Director shall be entitled to vote in respect of any contract or arrangement in which he is directly or indirectly interested, including in particular the appointment of himself or any other Director to any office or place of profit under the Company and the terms of any such appointment, and to be counted in reckoning whether a quorum is present at any meeting whereat any such matter is considered or decided.

95. A Director may hold any other office or place of profit under the Company (other than the office of Auditors) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement, by reason of such Director holding that office or of the fiduciary relation thereby established.

96. A Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director, Provided that nothing herein contained shall authorise a Director or his firm to act as Auditors.

97. A Director may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and, subject to the Ordinance, no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company unless the Company in general meeting otherwise directs.

98. The Directors may exercise all the powers of the Company of establishing, supporting or aiding in the establishment and support of any association, institution, fund, trust or convenience and of granting or paying gratuities, pensions, allowances or bonuses and of paying premiums or other payments towards insurance for the purchase or provision of any such gratuity, pension, allowance or bonus. A Director shall be entitled to retain any benefit recovered by him by reason of the exercise of any such powers and may vote in favour of the exercise of any of such powers, and be counted in reckoning whether a quorum is present at any meeting whereat any such matter is considered or decided, notwithstanding that he is or may become interested therein.

99. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

100. The Directors shall cause minutes to be made in books provided for the purpose of:

(a) all appointments of officers made by the Directors;

(b) the names of the Directors present at each meeting of the Directors and of any Committee of the Directors; and

(c) all resolutions and proceedings at all meetings of the Company, and of the Directors, and of Committees of the Directors.

DISQUALIFICATION OF DIRECTORS

101. The office of any Director shall be vacated if the Director:

(a) ceases to be a Director by virtue of Section 155 of the Ordinance;

(b) becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c) becomes prohibited from being a Director by reason of any disqualification order made under Part IVA of the Ordinance;

(d) becomes of unsound mind and the Directors have resolved that he is incapable of properly exercising his functions as Director;

(e) resigns his office by notice in writing to the Company sent by post to or left at the Office;

(f) is removed by a special resolution of the Company; or

(g) in accordance with Article 84 is specified in a written notice to resign served on the Company.

ALTERNATE DIRECTORS

102. A Director may at any time and from time to time appoint any other Director, or any other person, as his alternate and may at any time revoke any such appointment. Any such appointment may be special, that is, limited to a particular meeting, or general, that is effective until determined.

103. In the absence of his appointor, a special alternate shall be entitled to represent his appointor and vote in his place at the meeting referred to in his appointment.

104. A general alternate shall be entitled to notice of meetings of Directors, to attend and vote as a Director at any meeting at which his appointor is not personally present, and generally, in the absence of his appointor, to exercise all the functions of his appointor as a Director.

105. A Director present at a meeting of Directors and appointed alternate (whether special or general) for another Director shall have an additional vote for each of his appointors absent from such meeting.

106. An alternate Director shall be deemed an officer of the Company and not the agent of his appointor.

107. The appointor of an alternate Director may direct the payment to the alternate Director of part or all of the remuneration which would otherwise be payable to the appointor. Except as so directed, an alternate Director shall not be entitled to any remuneration from the Company for acting in that capacity, but shall be entitled to be paid travelling, hotel and other expenses to the same extent as if he were a Director.

108. An alternate Director shall cease to be an alternate Director if he resigns or for any reason his appointment is revoked or his appointor ceases to be a Director otherwise than by retiring and being reappointed at the same meeting.

109. All appointments, revocations of appointment and resignations of alternate Directors shall be in writing sent to the Office and signed by the appointor or, in the case of resignation, by the alternate.

110. An alternate Director shall not require any share qualification but a general alternate by virtue of his office shall be entitled to attend and speak at any general meeting of the Company or at any separate meeting of the holders of any class of shares of the Company whether or not he is entitled to attend by virtue of a holding of shares.

PROCEEDINGS OF DIRECTORS

111. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

112. Notice of a meeting of Directors shall be deemed to be duly given to a Director if it is given to him personally, in writing or by word of mouth, or sent to him at his last known address or any other address given by him to the Company for this purpose. A Director absent or intending to be absent from Hong Kong may request the Board that notices of Board meetings shall during his absence be sent in writing to him at his last known address or any other address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to Directors not so absent and in the absence of any such request, it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from Hong Kong. A Director may waive notice of any meeting either prospectively or retrospectively.

113. A meeting of the Directors or of a Committee of the Directors may take place without the Directors being physically present together if a quorum for such a meeting communicates by means of conference telephone or other communication equipment whereby all persons participating in the meeting can hear and speak to one another.

114. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two.

115. The Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles, the Directors or Director may and shall act, notwithstanding that there shall not be a quorum, for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

116. The Directors may elect a chairman of their meetings and determine the period for which he is to hold office, but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

117. The Directors may delegate any of their powers to Committees consisting of one or more persons as they think fit; any Committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors. All

references in these Articles to a Committee or a Committee of the Directors shall mean a Committee formed under this Article 117.[1]

118. A Committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

119. A Committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the chairman shall have a second or casting vote.

120. All acts done by any meeting of the Directors or of a Committee of Directors or by any person acting as a Director shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

121. A resolution in writing signed by a majority of all the Directors for the time being entitled to receive notice of a meeting of the Directors or signed by a majority of all the members of a Committee of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors or of that Committee, as the case may be. Any such resolution may consist of several documents in the like form each signed by one or more Directors and the signature of a general alternate shall be as effectual as that of his appointor. A resolution sent by cable, facsimile message, telex message or other electronic means which is sent by a Director will for the purpose of this Article 121 be treated as being signed by the Director sending it.[2]

122. A resolution in writing agreed to over the telephone by each Director or each member of a Committee of the Directors or his alternate for the time being entitled to receive notice of a meeting of Directors or of the Committee (or by such of those Directors or members of the Committee or their alternates as have not signed such resolution in writing) shall be as valid and effectual as if it had been passed at a meeting of the Directors or of the Committee duly convened and held. A memorandum of agreement naming each Director, member of the Committee or alternate who agreed to such resolution over the telephone shall be prepared and signed by any Director, member of the Committee or alternate, or by the Secretary, and entered in the book containing the minutes of the proceedings of the Directors or the Committee, and when so entered shall be *prima facie* evidence of the facts stated therein.

MANAGING DIRECTOR AND EXECUTIVE DIRECTORS

123. The Directors may from time to time appoint one or more of their body to the office of managing director, executive director or to any other office or employment under the

[1] Pursuant to a special resolution passed on 17th June, 2002, Article 117 was amended.

[2] Pursuant to a special resolution passed on 17th June, 2002, Article 121 was amended.

Company (except that of Auditors) for such period and on such terms as they think fit, and may also allow any person appointed to be a Director to continue in any other office or employment held by him before he was so appointed, and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment.

124. Subject to outstanding agreements, the remuneration of any managing director, executive director or person holding such office or employment for his services as such shall be determined by the Directors and may be of any description and (without limiting the generality of the foregoing) may include his admission to or retention of membership of any schemes, funds or policies instituted, financed or contributed to by the Company or any subsidiary thereof for the provision of pensions, life assurance or other benefits for Directors or their dependants, or for the payment of pension or other benefits to him or his dependants on or after retirement or death, irrespective of membership of any such scheme or fund.

125. The Directors may entrust to and confer upon a managing director, executive director or other office holder any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

SECRETARY

126. The name of the first Secretary shall be determined in writing by the subscribers of the Memorandum of Association or a majority of them. The Directors may from time to time and at any time remove any person from the office of Secretary and appoint another to that office. The remuneration and other terms of service of the Secretary shall be determined by the Directors.

127. A provision of the Ordinance or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

OFFICE

128. The location of the first Office shall be determined in writing by the subscribers of the Memorandum of Association or a majority of them. The Directors may from time to time change the location of the Office.

SEAL

129. The Directors shall provide for the safe custody of the Seal, which shall only be used by the authority of the Directors or of a Committee of the Directors authorised by the Directors in that behalf, and every instrument to which the Seal is affixed shall be signed by a Director and shall be countersigned by the Secretary or by a second Director or by some other person appointed by the Directors for the purpose.

130. The Directors may exercise the powers conferred on the Company by the Ordinance with regard to the adoption of an official seal for use abroad.

DIVIDENDS AND RESERVES

131. The Company in general meeting may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

132. The Directors may from time to time pay to the Members such interim dividends as appear to the Directors to be justified by the profits of the Company.

133. No dividend shall be paid otherwise than out of profits.

134. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors may also without placing the same to reserve carry forward any profits which they think it prudent not to divide.

135. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article 135 as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividends as from a particular date such share shall rank for dividend accordingly.

136. The Directors may deduct from any dividend payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

137. Any general meeting declaring a dividend or bonus may direct payment of such dividend or bonus wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures or debenture stock of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

138. Any dividends, bonus, interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named in the Register or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall be

made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, interest or other moneys payable in respect of the shares held by them as joint holders.

139. No dividend shall bear interest against the Company.

ACCOUNTS

140. The Directors shall cause proper books of account to be kept and such other books and registers as are necessary to comply with the provisions of the Ordinance.

141. The books of account shall be kept at the Office or, subject to Section 121(3) of the Ordinance, at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

142. The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them will be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account, book or document of the Company except as conferred by statute or authorised by the Directors or by the Company in general meeting.

143. The Directors shall from time to time, in accordance with Sections 122, 124 and 129D of the Ordinance, cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are referred to in those Sections.

144. A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in general meeting, together with a copy of the Directors' report and a copy of the Auditors' report, shall not less than 21 days before the date of the meeting be sent to every Member, and every holder of debentures, of the Company and to all persons other than Members or holders of debentures of the Company, being persons entitled to receive notices of general meetings of the Company, Provided that this Article 144 shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

CAPITALISATION OF PROFITS

145. The Company in general meeting may upon the recommendation of the Directors resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sum is to be set free for distribution amongst the Members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same is not to be paid in cash but is to be applied either in or towards paying up any amounts for

the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid up to and amongst such Members in the proportions aforesaid, or partly in the one way and partly in the other, Provided that a share premium account and a capital redemption reserve fund may, for the purposes of this Article 145, only be applied in the paying up of unissued shares to be allotted to Members as fully paid bonus shares.

146. Whenever such a resolution as aforesaid has been passed, the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all the Members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalisation, or (as the case may require) for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such Members.

AUDIT

147. Auditors shall be appointed and their duties regulated in the manner provided by the Ordinance.

NOTICES

148. Every Member and Director shall register with the Company an address either in Hong Kong or elsewhere to which notices can be sent; and if any Member or Directors shall fail so to do, notice may be given to such Member or Director by sending the same in any of the manners hereinafter mentioned to his last known place of business or residence or, if there be none, a notice posted up in the Office shall be deemed to be duly served at the expiration of 24 hours after it is so posted.

149. A notice to be given under these Articles to or by the Company may be given by delivery, prepaid letter (airmail in the case of a registered address outside Hong Kong), cable, facsimile or telex message or by other remote electronic information delivery system.

150. (1) A notice delivered to a registered address shall be deemed to have been served at the time of delivery.

(2) A notice sent by prepaid letter to a registered address in Hong Kong shall be deemed to have been served on the day following its posting.

(3) A notice sent by prepaid airmail letter to a registered address outside Hong Kong shall be deemed to have been served on the fifth day following its posting.

(4) A notice sent by cable or telex message or by other remote electronic information delivery system shall be deemed to have been served on the day following the despatch.

(5) A notice sent by facsimile message shall be deemed to have been served when confirmation of its transmission has been recorded on the sender's facsimile machine.

(6) In the case of a notice sent by prepaid letter, in proving service thereof it shall be sufficient to prove that the envelope or wrapper containing the notice was properly addressed and stamped and was deposited in a post box or at the post office.

151. A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

152. Any person who by operation of law, transfer or other means whatsoever becomes entitled to any shares shall be bound by every notice in respect of such shares which, before his name and address has been entered on the Register, shall be duly given to the person from whom he derives his title to such share.

153. Any notice or document delivered or sent by post to the registered address of any Member pursuant to these Articles shall, notwithstanding that such Member be then deceased and whether or not the Company has notice of his decease, be deemed to have been duly served (in respect of any registered shares, whether held solely or jointly with other persons) on such Member until some other person be registered in his stead as the holder or joint holder thereof and such service shall for all purposes of these presents be deemed a sufficient service of such notice or document on his executors or administrators and all persons (if any) jointly interested with him in any such share.

154. Notice of every general meeting shall be given in any manner hereinbefore authorised to:

(a) every Member;

(b) every person entitled to a share in consequence of the death or bankruptcy of a Member who, but for his death or bankruptcy, would be entitled to receive notice of the meeting; and

(c) the Auditors.

No other person shall be entitled to receive notices of general meetings.

WINDING UP

155. If the Company is wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Ordinance, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they consist of property of the same kind or not), and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid, and may determine

how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, may think fit, but so that no Member is compelled to accept any shares or other securities whereon there is any liability.

INDEMNITY

156. Every Director, Managing Director, Executive Director, Secretary, Auditor or other officer or agent for the time being of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in relation to the Company in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application under Section 358 of the Ordinance in which relief is granted to him by the court.

Names, Addresses and Descriptions of Subscribers

BANK OF CHINA
1 Fuxingmen Nei Dajie
Beijing 100818
The People's Republic of China

Corporation
(Sd.) by Liu Mingkang (Chairman and President)

(Sd.) LIU MINGKANG
Building No. 3-602
Lingjing Xiao Qu West District
Beijing
The People's Republic of China

Banker

Dated this 3rd day of September, 2001.

WITNESS to the above signatures:

(Sd.) LI WEI
C712 Beijing Lufthansa Center
50 Liangmaqiao Road
Beijing 100016
The People's Republic of China

Legal Assistant

File No. 82-34675

Companies Registry
公司註冊處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

770009

1 **Company Name** 公司名稱

BOC Hong Kong (Holdings) Limited 中銀香港(控股)有限公司

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
17	06	2002				

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 5

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ -

4 **Cumulative Total of Paid-up Capital** (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 52,863,901,330

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已/應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	5	HK$1.00	HK$1.00	-	-	-

Presentor's Name and Address
提交人的姓名及地址

For Official Use
請勿填寫本欄

收件日期 RECEIVED
27-06-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

770009

6 **Shares Allotted for other than Cash** 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
BOC Hong Kong (BVI) Limited (Corporation)	**Romasco Place Wickhams Cay 1 P.O. Box 3140 Road Town Tortola British Virgin Islands**	**2**		
Hua Chiao Commercial Limited (Corporation)	**92 Des Voeux Road Central Hong Kong**	**3**		
	Total Shares Allotted by Class 各類股份分配總額	**5**		

Signed 簽名：

(Name 姓名)：(Jason C W YEUNG) Date 日期： 27 June 2002

~~Director 董事~~ / Secretary 秘書 *

Delete whichever does not apply 請刪去不適用者

File No. 32-04,015

Form 表格 **SC11**

Companies Registry
公司註冊處

Notification of Change of Share Capital Structure
(Section 54)
更改股本結構通知書
(第 54 條)

Company Number 公司編號

770009

1 Company Name 公司名稱

BOC Hong Kong (Holdings) Limited 中銀香港(控股)有限公司

(Note 註 2) 2 Particulars of Resolution Authorizing the Change in Share Capital Structure
批准股本結構更改的決議詳情

Type of Resolution 決議類別	Date 日期		
Ordinary Resolution	10 (DD 日)	7 (MM 月)	2002 (YYYY 年)

(Note 註 3) 3 Type of Change 更改的類別

Consolidation and division of ordinary shares

4 Details of Change 更改的詳情

The authorised and issued share capital of the Company, comprising 100,000,000,000 and 52,863,901,330 ordinary shares of HK$1.00 each, respectively, was consolidated and divided into 20,000,000,000 and 10,572,780,266 ordinary shares of HK$5.00 each, respectively.

Signed 簽名 : [signature]

(Name 姓名) : (Jason C W Yeung) Date 日期 : 10 July 2002

~~Director 董事~~ / Secretary 秘書 *

* *Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

For Official Use
請勿填寫本欄

收件日期 RECEIVED
10 -07- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Admini...

Specification No. 1/98
指明編號第 1/98 號

Company No.: 770009

THE COMPANIES ORDINANCE

(CHAPTER 32)

SPECIAL AND ORDINARY RESOLUTIONS

OF

BOC HONG KONG (HOLDINGS) LIMITED

中銀香港(控股)有限公司

Passed on the 10th day of July 2002

By resolutions in writing of all the shareholders of the above company passed pursuant to Section 116B of the Companies Ordinance, the following resolutions were passed as to Resolution No. 1 as a Special Resolution and as to Resolution No. 2 as an Ordinary Resolution on the abovementioned date:

SPECIAL RESOLUTION

1. THAT the new Articles of Association of the Company in the form attached to these resolutions marked "A" be and are hereby approved and adopted as the new Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company.

ORDINARY RESOLUTION

2. THAT the authorised and issued share capital of the Company, comprising 100,000,000,000 and 52,863,901,330 ordinary shares of HK$1.00 each, respectively, be and is hereby consolidated and divided into 20,000,000,000 and 10,572,780,266 ordinary shares of HK$5.00 each, respectively.

Certified as a true copy

YEUNG Jason Chi Wai
Company Secretary

THE COMPANIES ORDINANCE, CHAPTER 32

Company Limited by Shares

ARTICLES OF ASSOCIATION

(Adopted by a Special Resolution passed on 10th July, 2002)

OF

BOC Hong Kong (Holdings) Limited

中銀香港(控股)有限公司

PRELIMINARY

1. The regulations contained in Table A in the First Schedule to the Ordinance shall not apply to the Company. **Table A not to apply**

INTERPRETATION

2. (a) In these Articles, unless the context otherwise requires: **Interpretation**

"**applicable laws and regulations**" includes the Listing Rules;

"**these Articles**" means these Articles of Association in their present form or as amended from time to time;

"**associate**", in relation to any Director, has the meaning ascribed to it in the Listing Rules;

"**Auditors**" means the auditors of the Company for the time being;

"**Board**" and "**Directors**" means the directors of the Company for the time being or the Directors present at a duly convened meeting of Directors at which a quorum is present;

"**call**" includes any instalment of a call and, in the application of provisions of these Articles to forfeiture of shares, a sum which, by the terms of issue of a share, is payable at a fixed time either in respect of the nominal value of the share or by way of premium;

"**capital**" means the share capital of the Company from time to time;

"**Chief Executive**" means a chief executive of the Company appointed pursuant to Article 111;

"**Clearing House**" means a recognised clearing house within the meaning of section 2 of the Securities and Futures (Clearing Houses) Ordinance, Chapter 420 of the Laws of Hong Kong or a clearing house recognised by the laws of the jurisdiction in which the shares are listed or quoted on a stock exchange in such jurisdiction;

"**Company**" means BOC Hong Kong (Holdings) Limited 中銀香港(控股)有限公司;

"**corporate communication**" has the meaning ascribed to it in rule 1.01 of the Listing Rules;

"**dividend**" includes distributions in specie or in kind, capital distributions and capitalisation issues;

"**HK $**" means Hong Kong dollars, the lawful currency of Hong Kong;

"**Hong Kong**" means the Hong Kong Special Administrative Region of the People's Republic of China;

"**listing document**" has the meaning ascribed to it in the Listing Rules and includes any supplemental listing document and any subsequent amendment to the listing document;

"**Listing Rules**" means the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time;

"**Member**" means a duly registered holder of shares from time to time;

"**month**" means calendar month;

"**Office**" means the registered office of the Company for the time being;

"**Ordinance**" means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong, as from time to time amended, replaced or re-enacted, and includes every other statute (including any orders, regulations or other subordinate legislation made pursuant thereto) incorporated therewith or substituted therefor, and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new ordinance;

"**paid up**" includes credited as paid up;

"**Register**" means the register of Members kept pursuant to the Ordinance and includes any branch register kept pursuant to the Ordinance;

"**relevant financial documents**" has the meaning ascribed to it in section 2(1) of the Ordinance;

"**Seal**" means the common seal of the Company or any official seal that the Company may have as permitted by the Ordinance;

"**Secretary**" means the person or persons appointed for the time being to perform for the Company the duties of a secretary;

"**share**" means a share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied;

"**Stock Exchange**" means The Stock Exchange of Hong Kong Limited;

"**summary financial report**" has the meaning ascribed to it in section 2(1) of the Ordinance; and

"**in writing**" and "**written**" includes facsimile, a telex message, an electronic record (within the meaning of the Electronic Transactions Ordinance (Chapter 553 of the Laws of Hong Kong)) and any mode of reproducing words in a legible and non-transitory form.

(b) In these Articles, if not inconsistent with the subject or context, words importing the singular number only shall include the plural number and *vice versa*, words importing any gender shall include all other genders and references to persons shall include corporations (acting, where applicable, by their duly authorised representatives).

(c) Subject as aforesaid, any words defined in the Ordinance shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

(d) The headings and any marginal notes are inserted for convenience only and shall not affect the construction of these Articles.

OFFICE

3. The Office shall be at such place in Hong Kong as the Directors shall from time to time appoint. **Registered office**

SHARES

4. Shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company and with a special, or without any, right of voting. **Shares may be issued with special rights**

5. Without prejudice to any special rights, privileges or restrictions for the time being attached to any issued shares, any unissued or forfeited shares may be issued or re-issued upon such terms and conditions, and with such rights, privileges and restrictions attached thereto, whether in regard to dividends, voting, repayment or **Issue or re-issue of unissued or forfeited shares**

redemption of capital, or otherwise, as the Company may, subject to the Ordinance, from time to time by ordinary resolution determine or, in the absence of any such determination or so far as the resolution shall not make specific provision, as the Directors shall determine.

6. The Board may, subject to the approval by the Members in general meeting, issue warrants or other rights and grant options to subscribe for any class of shares or securities of the Company on such terms as the Board may from time to time determine. Where warrants are issued to bearer, no certificate thereof shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original certificate thereof has been destroyed and the Company has received an indemnity in such form as the Board may think fit with regard to the issue of any such replacement certificate. **Issue of warrants or options**

7. Save as provided by contract, the Ordinance or these Articles to the contrary, all unissued shares shall be at the disposal of the Directors who may offer, allot, grant options over or otherwise deal with or dispose of the same to such persons, at such times, for such consideration and generally upon such terms and conditions as they shall in their absolute discretion think fit, provided that no shares of any class shall be issued at a discount except in accordance with the provisions of the Ordinance. **Allotment of shares**

8. The Company may make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and the time of payment of such calls. **Shares may be issued subject to different conditions**

9. If, by the conditions of allotment of any shares, the whole or part of the issue price thereof shall be payable by instalments, every such instalment shall, when due, be paid to the Company by the person who for the time being and from time to time shall be the registered holder of the shares or his legal personal representative. **Payment by instalments**

10. Subject to the provisions of the Ordinance and the Listing Rules, any preference share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company is liable, to be redeemed. **Preference shares may be redeemable**

11. Subject to the provisions of these Articles, except as required by law or ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust, and except as aforesaid, the Company shall not be bound by or required in any way to recognise any contingent, future, partial or equitable interest in any share or in any fractional part of a share or any other right in respect of any share or any other claim to or in respect of any such share on the part of any person (even when having notice thereof) except an absolute right to the entirety thereof in the registered holder. **Trust not recognised**

12. The Company may in connection with the issue of any shares exercise all powers of paying interest out of capital and of paying commission and brokerage conferred or permitted by the Ordinance. **Power to pay commission and brokerage**

13. No person shall become a Member until his name shall have been entered into the Register. Becomes Member when name entered in Register

JOINT HOLDERS OF SHARES

14. Where two or more persons are registered as the holders of any share, they shall be deemed to hold the same as joint tenants with the benefit of survivorship, subject to the following provisions: Joint holders

(a) the Company shall not be bound to register more than four persons as the holders of any shares, except in the case of the legal personal representatives of a deceased Member; Maximum number

(b) the joint holders of any shares shall be jointly and severally liable in respect of all payments which ought to be made in respect of such shares; Joint and several liability

(c) on the death of any one of such joint holders, the survivor or survivors shall be the only person or persons recognised by the Company as having any title to such shares, but the Directors may require such evidence of death as they may deem fit; Only survivors of joint holders recognised

(d) any one of such joint holders may give effectual receipts for any dividend, bonus or return of capital payable to such joint holders; and Receipts

(e) the Company shall be at liberty to treat the person whose name stands first in the Register as one of the joint holders of any shares as solely entitled to delivery of the certificate relating to such shares, or to receive notices from the Company, or to attend or vote at general meetings of the Company, and any notice given to such person shall be deemed notice to all the joint holders, but any one of such joint holders may be appointed the proxy of the persons entitled to vote on behalf of such joint holders, and as such proxy to attend and vote at general meetings of the Company, but if more than one of such joint holders shall be present at any meeting personally or by proxy, that one so present whose name stands first in the Register in respect of such shares shall alone be entitled to vote in respect thereof. Who entitled to certificates, votes etc.

SHARE CERTIFICATES

15. Every person, except any person in respect of which the Company is not by law required to complete and have ready for delivery a certificate, whose name is entered as a Member in the Register shall be entitled without payment to receive within two months after allotment or lodgment of an instrument of transfer duly stamped, or within such other period as the conditions of issue shall provide, one certificate for all his shares of any particular class, or if he shall so request, upon payment of a fee (not exceeding the maximum amount as the Stock Exchange may from time to time permit) for every certificate after the first, as the Directors shall from time to time determine, such number of certificates for shares in Stock Exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided Issue of share certificates

that in the event of a Member transferring part of the shares represented by a certificate in his name, a new certificate in respect of the balance thereof shall be issued in his name without payment and, in the case of a share or shares held jointly by several persons, the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

16. Every share certificate shall be issued under the Seal (which for this purpose may be any official seal as permitted by the provisions of the Ordinance) and shall specify the number and class of shares and, if required, the distinctive numbers thereof, to which the certificate relates, and the amount paid up thereon and may otherwise be in such form as the Board may from time to time determine. If at any time the share capital of the Company is divided into different classes of shares, every share certificate issued at that time shall comply with the provisions of the Ordinance, and no certificate shall be issued in respect of more than one class of shares. **Form and contents of share certificates**

17. Subject to the provisions of the Ordinance, if any share certificate, or any certificate in respect of any other securities issued by the Company, shall be worn out, defaced, destroyed or lost, it may be replaced on payment of such fee (if any), not exceeding the maximum amount as the Stock Exchange may from time to time permit, and on such evidence being produced as the Directors shall require, and in the case of wearing out or defacement, on delivery up of the old certificate, and in the case of destruction or loss, on the execution of such indemnity (if any), as the Directors may require. In the case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company all expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of the production of such indemnity. **Replacement of share certificates**

CALLS ON SHARES

18. (a) The Directors may from time to time make calls upon the Members in respect of all moneys unpaid on their shares, whether on account of the nominal value of the shares or by way of premium, but subject always to the terms of issue of such shares, and any such call may be made payable by instalments. **Making of calls**

(b) Each Member shall, subject to receiving at least 14 days' notice specifying the time or times and place of payment, pay to the Company the amount called on his shares and at the time or times and place so specified. The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, any of the Members shall not invalidate the call. **Payment of calls**

19. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed. A call may be revoked, varied or postponed as to all or any of the Members liable therefor as the Directors may determine. A person on whom a call is made will remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made. **When call deemed to have been made**

20. If any part of a call is not paid before or on the day appointed for payment thereof, the person from whom the payment is due shall be liable to pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment together with interest on the outstanding part thereof at such rate as the Directors shall determine (not exceeding 20% per annum) from the day appointed for the payment of such call or instalment to the time of discharge thereof in full, but the Directors may, if they think fit, waive the payment of such costs, charges, expenses or interest or any part thereof. **When interest on call payable**

21. If, by the terms of the issue of any shares or otherwise, any amount is made payable upon allotment or at any fixed time, whether on account of the nominal amount of the shares or by way of premium, every such amount shall be payable as if it were a call duly made and payable on the date on which by the terms of issue the same becomes payable, and all the provisions hereof with respect to the payment of calls and interest thereon, or to the forfeiture of shares for non-payment of calls, shall apply to every such amount and the shares in respect of which it is payable in the case of non-payment thereof. **Other amount payable as if a call**

22. The Directors may, if they think fit, receive from any Member willing to advance the same (either in money or money's worth) all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the moneys so paid in advance, the Directors may (until the same would, but for such payment in advance, become presently payable) pay interest at such rate as may be agreed upon between the Member paying the moneys in advance and the Directors (not exceeding 20% per annum). But a payment in advance of a call shall not entitle the Member to receive any dividend or to exercise any other rights or privileges as a Member in respect of the share or the due portion of the shares upon which payment has been advanced by such Member before it is called. The Directors may also at any time repay the amount so advanced upon giving to such Member one month's notice in writing unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. **Payment in advance of a call**

23. On the trial or hearing of any action for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such money is due, that the resolution making the call is duly recorded in the minute book of the Company and that notice of such call was duly given to the Member sued in pursuance of these Articles. It shall not be necessary to prove the appointment of the Directors who made such call, nor any other matter whatsoever, but the proof of the matters aforesaid shall be conclusive evidence that the money is due. **Evidence in action for call**

24. No Member shall, unless the Directors otherwise determine, be entitled to receive any dividend or bonus, or to be present or vote at any general meeting, either personally or (save as proxy for another Member) by proxy, or to exercise any privileges as a Member, or be reckoned in a quorum, until he shall have paid all calls or other sums for **Not entitled to rights until all calls paid**

the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

FORFEITURE

25. If any Member fails to pay in full any call or any instalment of a call on the day appointed for payment thereof, the Directors may at any time thereafter, during such time as any part of the call remains unpaid, without prejudice to the provisions of Article 24, serve a notice on him requiring him to pay so much of the call as is unpaid together with interest accrued and any costs, charges and expenses incurred by reason of such non-payment. **Directors may require payment of call with interest and expenses**

26. The notice shall name a further day (not being less than 14 days from the date of the notice) on or before which such call or part thereof and all interest accrued and costs, charges and expenses incurred by reason of such non-payment are to be paid, and it shall also name the place where payment is to be made, such place being either the Office or some other place at which calls of the Company are usually made payable. The notice shall also state that, in the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call is payable will be liable to forfeiture. **Notice requiring payment to contain certain particulars**

27. If the requirements with regard to payment of any such notice as aforesaid are not complied with, any shares in respect of which such notice has been given may, at any time thereafter and before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect, and any such forfeiture shall extend to all dividends and bonuses declared in respect of the shares so forfeited but not payable until after such forfeiture. The Directors may accept surrender of any shares liable to be forfeited hereunder and in such cases references in these Articles to forfeiture shall include surrender. **Consequences of non-compliance with notice requiring payment**

28. Any shares so forfeited shall be deemed for the purpose of this Article to be the property of the Company and may be sold, re-alloted or otherwise disposed of either subject to or discharged from all calls made prior to the forfeiture, to any person, upon such terms as to subscription price and otherwise and in such manner and at such time or times as the Directors think fit. For the purpose of giving effect to any such sale or other disposition, the Directors may authorise the transfer of the shares so sold or otherwise disposed of to the purchaser thereof or any other person becoming entitled thereto. The Directors shall account to the person whose shares have been forfeited with the balance (if any) of moneys received by the Company in respect of those shares after deduction of costs, charges and expenses of forfeiture, sale or disposal of the shares and any amount due to the Company in respect of the shares. **Disposal of forfeited shares**

29. The Directors may, at any time before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, annul the forfeiture thereof upon such conditions as they think fit or permit the share forfeited to be redeemed upon the terms of payment of all calls and interest due thereon and all costs, charges and expenses incurred in respect of the share, and upon such further terms (if any) they think fit. **Directors may annul forfeiture or allow redemption**

30. Any person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall notwithstanding the forfeiture be and remain liable to pay to the Company all moneys (including costs, charges and expenses incurred in respect of the shares) which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest thereon from the date of forfeiture until payment at such rate as the Directors may prescribe (not exceeding 20% per annum), and the Directors may enforce the payment of such moneys or any part thereof and without any deduction or allowance for the value of the shares at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purpose of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

Holder of forfeited shares remain liable for moneys due

31. When any shares have been forfeited, notice of the resolution shall be given to the Member in whose name it stood immediately prior to the forfeiture and an entry shall be made in the Register recording the forfeiture and the date thereof, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry, and as soon as the shares so forfeited have been sold or otherwise disposed of, an entry shall also be made of the manner and date of the sale or disposal thereof.

Notice of forfeiture to be given and entered in Register

LIEN

32. The Company shall have a first and paramount lien on every share (not being a fully paid up share) for all moneys outstanding in respect of such share whether presently payable or not, and the Company shall also have a first and paramount lien on every share (other than fully paid up shares) standing registered in the name of a Member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such Member or his estate to the Company, whether the same shall have been incurred before or after notice has been given to the Company of any interest of any person other than such Member, and whether the time for the payment or discharge of the same shall have already arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member or not. The Company's lien on a share shall extend to all dividends payable thereon. The Directors may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be wholly or in part exempt from the provisions of this Article.

Company to have a paramount lien

33. The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of 14 days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death, bankruptcy or winding-up or otherwise by operation of law or court order. **Notice to pay amount due**

34. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debts or liabilities in respect whereof the lien exists so far as the same are presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale, the Directors may authorise some person to transfer the shares so sold to the purchaser thereof and may enter the purchaser's name in the Register as the holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale. **Application of sale proceeds**

35. A statutory declaration in writing that the declarant is a Director or the Secretary and that a share has been duly forfeited or surrendered or sold on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of any necessary transfer and sold note if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share. **Evidence of forfeiture, surrender etc.**

TRANSFER OF SHARES

36. The instrument of transfer of any shares shall be in writing in the usual common form or in such other form as the Board may accept and may be under hand only or, if the transferor or transferee is a Clearing House (or its nominee(s)), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time and shall be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person. **Form of transfer**

37. Every instrument of transfer shall be lodged at the Office for registration (or at such other place the Board may appoint for such purpose) accompanied by the certificate relating to the shares to be transferred and such other evidence as the Directors may require in relation thereto. All instruments of transfer which shall be registered shall be retained by the Company but, save where fraud is suspected, any instrument of transfer which the Directors may decline to register shall, on demand, be returned to the person depositing the same. **Lodgment of transfer**

38. There shall be paid to the Company in respect of the registration of a transfer and of any grant of probate or letters of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any share or for making of any entry in the Register affecting the title to any share such fee (if any) as the Directors may from time to time require or prescribe (but not exceeding the maximum amount as the Stock Exchange may from time to time permit). **Transfer fee**

39. The registration of transfers may be suspended at such times and for such periods as the Directors may, in accordance with the provisions of the Ordinance, from time to time determine and either generally or in respect of any class of shares. **Closing of transfer books**

40. The Directors may, subject to the provisions of the Ordinance, at any time in their absolute discretion and without assigning any reason therefor decline to register any transfer of any share (not being a fully paid up share). If the Directors refuse to register a transfer they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal. **Refusal to register**

41. The Directors may also decline to register any transfer unless: **Some grounds for refusal to register**

(a) the instrument of transfer is in respect of only one class of shares;

(b) in the case of a transfer to joint holders, the number of transferees does not exceed four;

(c) the shares concerned are free of any lien in favour of the Company;

(d) the instrument of transfer is properly stamped;

(e) such other conditions as the Directors may from time to time impose for the purpose of guarding against losses arising from forgery are satisfied;

(f) a fee not exceeding the maximum fee prescribed or permitted from time to time by the Stock Exchange is paid to the Company in respect thereof; and

(g) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer.

42. No transfer may be made to an infant or to a person of unsound mind or under other legal disability. **No transfer to infant etc**

TRANSMISSION OF SHARES

43. In the case of the death of a Member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, shall be the only person or persons recognised by the Company as having any title to his shares, but nothing herein contained shall release the estate of a deceased holder, whether sole or joint, from any liability in respect of any share solely or jointly held by him. **Transmission on death**

44. Any person becoming entitled to shares in consequence of the death, bankruptcy or winding-up of any Member or otherwise by operation of law or by court order shall, upon procuring such evidence of his title as the Directors may require, have the right either to be registered himself as the holder of the shares upon giving to the Company notice in writing of such his desire or to transfer such shares to some other person. All the limitations, restrictions and provisions of these Articles and the Ordinance relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as if the same were a transfer of shares by a Member, including the Directors' right to refuse or suspend registration. **Notice of election**

45. A person becoming entitled to shares in consequence of the death, bankruptcy or winding-up of any Member or otherwise by operation of law or by court order shall have the right to receive and give a discharge for any dividends or other moneys payable in respect of the shares, provided always that the Directors may at any time give notice requiring any such person to elect to be registered himself or to transfer the shares, and if the notice is not complied with within 60 days, the Directors may thereafter withhold payment of all dividends or other moneys payable in respect of the shares until the requirements of the notice have been complied with but, subject to the requirements of Article 77 being met, such a person may vote at meetings. **Rights of unregistered executors and trustees**

STOCK

46. The Company may from time to time by ordinary resolution convert any fully paid up shares into stock and may reconvert any stock into fully paid up shares of any denomination. After the passing of any resolution converting all the fully paid up shares of any class in the capital of the Company into stock, any shares of that class which subsequently become fully paid up and rank *pari passu* in all other respects with such shares shall, by virtue of this Article and such resolution, be converted into stock transferable in the same units as the shares already converted. **Conversion into stock**

47. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same regulations as the shares from which the stock arose might prior to conversion have been transferred or as near thereto as circumstances admit. The Directors may from time to time fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not, without the sanction of an ordinary resolution of the Company, exceed the nominal amount of each of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock. **Transfer of stock**

48. The holders of stock shall, according to the amount of the stock held by them, have the same rights as regards dividends, participation in assets on a winding-up, voting at general meetings of the Company and other matters as if they held the shares from which the stock arose, but no such right (except as to participation in dividends, profits and in assets on a reduction of capital or a winding-up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such right. **Rights of stock holders**

49. Such of these Articles as are applicable to fully paid up shares shall apply *mutatis mutandis* to stock, and the words "share" and "Member" in these Articles shall include "stock" and "stockholder", respectively. **Application of these Articles to stock**

INCREASE OF CAPITAL AND PURCHASE OF OWN SHARES

50. The Company may, from time to time, by ordinary resolution increase its authorised capital by such sum divided into shares of such amounts as the resolution shall prescribe. **Company may increase its capital**

51. The general meeting resolving upon the creation of any new shares may direct that the same or any of them shall be offered in the first instance, and either at par or at a premium or (subject to the provisions of the Ordinance) at a discount, to all the holders for the time being of any class of shares, in proportion to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of the new shares, and in default of any such direction, or so far as the same shall not extend, the new shares shall be at the disposal of the Directors, and Article 7 shall apply thereto. **General meeting may direct terms of issue**

52. The Company may exercise any powers conferred or permitted by or not prohibited by or not inconsistent with the Ordinance or any other ordinance from time to time to purchase or otherwise acquire its own shares and warrants (including any redeemable shares) at any price or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase or other acquisition made or to be made by any person of any shares or warrants in the Company and should the Company purchase or otherwise acquire its own shares or warrants, neither the Company nor the Board shall be required to select the shares or warrants to be purchased or otherwise acquired ratably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares, provided that in the case of purchases of redeemable shares (a) purchases not made through the market or by tender shall be limited to a maximum price and (b) if purchases are by tender, tenders shall be available to all Members alike and provided further that any such purchase or other acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by the Stock Exchange or the Securities and Futures Commission from time to time in force. **Purchase of own shares and provision of financial assistance for such purchase**

53. Subject to any direction or determination that may be given or made in accordance with the powers contained in these Articles, all new shares created pursuant to Article 50 shall be subject to the same provisions herein contained with reference to the payment of calls, transfer, transmission, forfeiture, lien and otherwise as the existing shares. New shares subject to same provisions as existing shares

ALTERATIONS OF SHARE CAPITAL

54. The Company may, from time to time, by ordinary resolution:

(a) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association of the Company, provided that in the sub-division of an existing share the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived and that the resolution whereby any share is sub-divided may determine that as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares; Sub-division of shares into smaller amount

(b) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions; Division of shares into different classes

(c) consolidate and divide its share capital or any part thereof into shares of larger amount than its existing shares; Consolidation of shares into larger amount

(d) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorised capital by the amount of the shares so cancelled; or Cancellation of shares

(e) make provision for the issue and allotment of shares which do not carry any voting rights. Shares without voting rights

55. The Company may by special resolution reduce its share capital and any capital redemption reserve fund, any share premium account or any other undistributable reserve in any manner allowed by law. Reduction of capital

56. Where any difficulty arises in regard to any sub-division under paragraph (a) of Article 54 or any consolidation and division under paragraph (c) of Article 54, the Directors may settle the same as they think expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of the sale in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Directors may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. Directors may sell fractional shares

MODIFICATION OF RIGHTS

57. All or any of the special rights attached to any class of shares (unless otherwise provided for by the terms of issue of the shares of that class) for the time being in issue may, subject to the provisions of the Ordinance, at any time, as well before as during liquidation, be altered or abrogated either with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class, and all the provisions contained in these Articles relating to general meetings shall *mutatis mutandis* apply to every such meeting but so that the quorum thereof shall be not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of the class, and that any holder of shares of that class present in person or by proxy may demand a poll. **Rights of Members may be modified**

58. The provisions of Article 57 shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the rights whereof are to be varied. **May vary rights of some only of a class of shares**

59. The special rights conferred upon the holders of shares or any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking *pari passu* therewith. **Rights not varied by creation of further shares**

GENERAL MEETINGS

60. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year. The annual general meeting shall be held at such time (within a period of not more than 15 months, or such longer period as the Registrar of Companies may authorise in writing, after the holding of the last preceding annual general meeting) and place as may be determined by the Directors. All other general meetings shall be called extraordinary general meetings. **Annual general meetings**

61. The Directors may, whenever they think fit, and shall on requisition in accordance with the Ordinance, proceed to convene an extraordinary general meeting. **Directors may convene extraordinary general meeting**

NOTICE OF GENERAL MEETINGS

62. Subject to the provisions of the Ordinance, an annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than 21 days' notice in writing, and any other general meeting shall be called by not less than 14 days' notice in writing. The notice shall specify the place, date and time of the meeting and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. There shall appear on every such notice with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint one proxy to attend and vote instead of him and that a proxy need not be a Member. **Length and contents of notice**

63. Notwithstanding that a meeting of the Company is called by shorter notice than that specified in these Articles or required by the Ordinance, it shall be deemed to have been duly called if it is so agreed: **Consent to shorter notice**

(a) in the case of a meeting called as the annual general meeting, by all the Members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

64. Notice of every meeting shall be given in the manner hereinafter mentioned to all Members other than such as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the Auditors. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting. **Notice to be given to all Members and effect of omission**

PROCEEDINGS AT GENERAL MEETINGS

65. All business shall be deemed special that is transacted at an extraordinary general meeting and at an annual general meeting with the exception of: **Business of general meetings**

(a) the receipt of the accounts and balance sheet and the reports of the Directors and other documents required to be annexed to the accounts;

(b) the declaration and sanction of dividends;

(c) the election of Directors in place of those retiring (if any);

(d) the appointment or re-appointment of the Auditors; and

(e) the fixing of, or the determination of the method of fixing, the remuneration or extra remuneration of the Directors and of the Auditors.

66. No business, save the election of a chairman of the meeting, shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Two Members present in person or by proxy and entitled to vote shall be a quorum for all purposes. **Quorum of general meeting**

67. If, within 30 minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition in accordance with the Ordinance, shall be dissolved, but in any other case, it shall stand adjourned to the same day in the next week at the same time and place, or to such other day, time and place as the chairman of the meeting may determine. If at such adjourned meeting a quorum is not present within 30 minutes from the time appointed for the meeting, the Member or Members **If quorum not present what shall be done**

present in person or by proxy shall be a quorum and may transact the business for which the meeting is called.

68. The chairman (if any) of the Board or, in his absence, a vice chairman (if any) shall preside as chairman of every meeting. If there is no such chairman or vice chairman or if at any meeting neither the chairman nor a vice chairman is present within 15 minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman of the meeting, the Directors present shall choose one of their number to act, or if one Director only is present, he shall preside as chairman of the meeting if he is willing to act. If no Director is present, or if each of the Directors present declines to act as chairman of the meeting, the persons present and entitled to vote shall elect one of their number to be chairman of the meeting. **Chairman of general meeting**

69. The chairman of any meeting at which a quorum is present may, with the consent of the meeting, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business which might have been transacted at the meeting from which the adjournment took place unless due notice thereof is given or such notice is waived in the manner prescribed by these Articles. When a meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or the business to be transacted thereat. **Adjournment of meeting**

VOTING

70. (a) At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by: **How questions decided and how poll demanded**

(i) the chairman of the meeting;

(ii) at least three Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting;

(iii) any Member or Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(iv) any Member or Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

(b) Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried unanimously or by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution. Declaration of chairman final and conclusive

71. A demand for a poll may be withdrawn only with the approval of the chairman of the meeting, at any time before the close of the meeting or the taking of the poll, whichever is earlier. If a poll is demanded, it shall (subject to the provisions of Article 73 hereof) be taken at such time (being not later than 30 days after the date of the demand) and in such manner as the chairman of the meeting may direct and he may appoint scrutineers (who need not be Members). No notice needs to be given of a poll not taken immediately. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded. Withdrawal of demand for poll and how poll is to be taken

72. In the case of an equality of votes at any general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to a second or casting vote. Chairman to have casting vote

73. A poll demanded upon the election of a chairman or upon a question of adjournment shall be taken forthwith. Any business, other than that upon which a poll has been demanded, may be proceeded with pending the taking of the poll. Time for taking a poll

74. (a) Save as expressly provided in these Articles, no person other than a Member duly registered and, unless the Directors otherwise determine, who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another Member) either personally or by proxy, or to be reckoned in a quorum at any general meeting. Who is entitled to vote

(b) No objection shall be made to the validity of any vote except at a meeting at which such vote shall be tendered and every vote whether given personally or by proxy not disallowed at such meeting shall be deemed valid for all purposes whatsoever of such meeting or poll. Validity of vote

(c) In case of any dispute as to voting, the chairman shall determine the same, and such determination shall be final and conclusive. Dispute as to voting

75. Subject to the provisions of the Ordinance, a resolution in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. A written notice of confirmation of such resolution in writing signed by or on behalf of a Member shall be deemed to be his signature to such resolution in writing for the purpose of this Article. Such resolution in writing may consist of several documents each signed by or on behalf of one or more Members. A resolution which is signed and sent by a Written resolutions of Members

Member by cable, facsimile message, telex message or other electronic means shall be treated as being signed by him for the purpose of this Article.

VOTES OF MEMBERS

76. Subject to Article 86 and to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at a general meeting every Member who is present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy shall be entitled, on a show of hands, to one vote only and, on a poll, to one vote for every share of which he is the holder. **Voting rights of Members**

77. Any person entitled under Article 45 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof. **Rights of executors and trustees to vote**

78. Votes may be given either personally or by proxy. A Member entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way. **Members may vote personally or by proxy**

79. A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other person may on a show of hands or on a poll, vote by proxy. If any Member is a minor, he may vote by his guardian or one of his guardians who may give their votes personally or by proxy. **Voting rights of lunatic or minor Members**

PROXIES

80. (a) A Member entitled to attend and vote at a meeting shall be entitled to appoint another person as his proxy to attend and vote instead of him, and a proxy so appointed shall also have the same right as the Member to speak at the meeting. A proxy need not be a Member. Subject to the provisions of these Articles, a Member may appoint only one proxy to attend and vote at a meeting instead of him. **Member may appoint proxy**

(b) An instrument appointing a proxy shall be in writing in any usual or common two way form or in any other two way form which the Directors may accept and the Directors may, if they think fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed, subject to the proviso hereinafter contained, to confer authority upon the proxy to demand or join in demanding a poll and to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit, provided that any form issued to a Member for **Form of instrument of proxy**

use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which special business (determined as provided in Article 65) is to be transacted shall be such as to enable the Member according to his intention to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such special business and shall, unless the contrary is stated therein, be valid as well for any adjournment of the meetings as for the meeting to which it relates.

81. The instrument appointing a proxy shall be signed by the appointor, or his duly authorised attorney, or if such appointor is a corporation, under its common seal or signed by some officer, attorney or other person duly authorised in that behalf. **Execution of instrument of proxy**

82. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, shall be deposited at the Office at least 48 hours before the time fixed for holding the meeting at which the person named in such instrument proposes to attend and vote, otherwise the person so named shall not be entitled to vote at that meeting except with the approval of the chairman of the meeting. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date of its execution, except at an adjourned meeting in cases where the meeting was originally held within 12 months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked. **Deposit of instrument of proxy**

83. Any Member may by power of attorney appoint any person to be his attorney for the purpose of attending and voting at any meeting, and such power may be a special power limited to any particular meeting or a general power extending to all meetings at which such Member is entitled to vote. Every such power shall be deposited at the Office at least 48 hours before the time fixed for holding the meeting at which such attorney proposes to attend and vote, otherwise the attorney shall not be entitled to vote at that meeting except with the approval of the chairman of the meeting. **Member may appoint attorney**

84. (a) An instrument of proxy may be revoked by forwarding to the Office written notification of such revocation signed by or on behalf of the person who issued or authorised the issue of the instrument of proxy. **Proxy may be revoked**

(b) A vote given in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the proxy or power of attorney or other authority, or transfer of the shares in respect of which the proxy is given, provided no intimation in writing of the death, insanity, revocation or transfer shall have been received at the Office at least 48 hours before the time fixed for holding the meeting, or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used. **Vote still valid despite revocation of authority**

85. Any corporation which is a Member may, by resolution of its directors or other governing body or by power of attorney, authorise such persons as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same rights and powers on behalf of the corporation which he represents as that corporation could exercise as if it were an individual Member. References in these Articles to a Member present in person at a meeting shall, unless the context otherwise requires, include a corporation which is a Member represented at the meeting by such duly authorised representative. **Corporate Member may appoint representative**

CLEARING HOUSE ACTING BY PROXIES OR CORPORATE REPRESENTATIVES

86. Without prejudice to the generality of Article 85, if a Clearing House (or its nominee(s)) is a Member, it (or, as the case may be, its nominee(s)) may authorise such person or persons as it thinks fit to act as its proxy or proxies or representative or representatives at any meeting of the Company or at any meeting of any class of Members, provided that, if more than one person is so authorised, the proxy form or authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised under the provisions of this Article shall be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) which he represents as that Clearing House (or its nominee(s)) could exercise as if it were an individual Member and, on a show of hands, each such person shall be entitled to a separate vote. **Recognised Clearing House as Member**

DIRECTORS

87. Unless and until otherwise determined by an ordinary resolution of the Company, the Directors shall be not fewer than two in number, and there shall be no maximum number of Directors. **Number of Directors**

88. The Company shall keep in accordance with the Ordinance a register containing the names and addresses and occupations of its Directors and shall from time to time notify to the Registrar of Companies any change that takes place in such Directors as required by the Ordinance. **Register of Directors**

89. A Director need not hold any shares. If invited by the Company, a Director who is not a Member shall nevertheless be entitled to attend and speak at general meetings. **Need not hold qualification shares**

DIRECTORS' REMUNERATION

90. (a) The Directors shall be entitled to receive by way of remuneration for their services such sum as the Company may from time to time by ordinary resolution determine, which (unless otherwise directed by the resolution by which it is voted) is to be divided amongst the Directors in such proportions and in such manner as the Board may agree, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing shall not apply to a Director who holds any salaried employment or **Remuneration of Directors**

office in the Company except in the case of sums paid in respect of Directors' fees.

(b) The Directors shall also be entitled to be repaid their reasonable travelling, hotel and other expenses incurred by them in or about the performance of their duties as Directors, including their expenses of travelling to and from Board meetings, committee meetings or general meetings or otherwise incurred whilst engaged in the business of the Company or in the discharge of their duties as Directors. **Reimbursement of expenses**

91. The Directors may award special remuneration out of the funds of the Company (by way of salary, commission or otherwise as the Directors may determine) to any Director who performs services which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director. **Special remuneration**

POWERS OF DIRECTORS

92. The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents for the Company, and may fix their remuneration, and may delegate (with or without power to sub-delegate as the Directors shall determine) to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. **Power to establish local boards**

93. The Directors may from time to time and at any time by power of attorney or other instrument appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other instrument may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. The Company may, by writing under the Seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the Seal. **Power to appoint attorneys**

94. Subject to and to the extent permitted by the Ordinance, the Company or the Directors, on behalf of the Company, may cause to be kept in any territory a branch register of Members resident in such territory, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such branch register.

Power to keep branch register

95. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine. The Company's bank accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

Signature of cheques and bills

96. (a) The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures, debenture stocks, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. Debentures, debenture stocks, bonds and other securities of the Company may be made assignable free from any equities between the Company and the person to which the same may be issued, and may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

Power to borrow, mortgage Company's assets and issue debentures

(b) The Directors shall cause a proper register to be kept, in accordance with the provisions of the Ordinance, of all mortgages and charges affecting the property of the Company and shall duly comply with the requirements of the Ordinance in regard to the registration of mortgages and charges therein specified and otherwise. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

Register of mortgages to be kept

97. The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependants of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such

Power to establish pension or superannuation funds for the benefit of employees etc.

other company as aforesaid or of any such persons as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

APPOINTMENT AND REMOVAL OF DIRECTORS

98. At each annual general meeting, one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third, shall retire from office by rotation, provided that no Director holding office as chairman, vice chairman or Chief Executive shall be subject to retirement by rotation or be taken into account in determining the number of Directors to retire. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election. The Company at any general meeting at which any Directors retire may fill the vacated offices.

Rotation and retirement of Directors

99. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless not less than seven days before the date appointed for the meeting there shall have been lodged at the Office or at the head office of the Company a notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected.

Member may propose person for election as Director

100. If at any general meeting at which an election of Directors ought to take place the places of the retiring Directors are not filled, the retiring Directors or such of them as have not had their places filled shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until their places are filled, unless:

Retiring Directors deemed re-elected if places not filled

(a) it shall be determined at such meeting to reduce the number of Directors;

(b) it is expressly resolved at such meeting not to fill such vacated offices;

(c) in any such case the resolution for re-election of a Director is put to the meeting and lost; or

(d) such Director has given notice in writing to the Company that he is not willing to be re-elected.

101. The Company may, from time to time, by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board. **Company may appoint Director by ordinary resolution**

102. The Company may by special resolution remove any Director notwithstanding anything in these Articles or in any agreement between him and the Company (but without prejudice to any right to damages for termination of such agreement not in accordance with the terms thereof), and may, if thought fit, by ordinary resolution appoint another person in his stead. Any person so elected shall hold office for such time only as the Director in whose place he is elected would have held the same if he had not been removed. **Company may remove Director by special resolution**

103. The Directors shall have power, exercisable at any time and from time to time, to appoint any other person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time (if any) by the Members in general meeting and any Directors so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at each annual general meeting. **Directors may appoint Director**

104. The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as the number of Directors is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company, but for no other purpose. If there are no Directors able or willing to act, then any two Members may summon a general meeting for the purpose of appointing Directors. **Proceedings of Directors in case of vacancies**

ALTERNATE DIRECTORS

105. (a) Each Director shall have the power to appoint any person to be his alternate Director and may at his discretion remove such alternate Director. If such alternate Director is not another Director, such appointment, unless previously approved by the Board, shall have effect only upon and subject to it being so approved. Any appointment or removal of an alternate Director shall be effected by notice in writing signed by the appointor and delivered to the Office or tendered at a meeting of the Board, or in any other manner approved by the Board. An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a Director. **Appointment and rights of alternate Directors**

(b) Every person acting as an alternate Director shall (except as regards power to appoint an alternate Director and remuneration) be subject in all respects to the provisions of these Articles relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. **Alternate Director not agent of Director appointing him**

(c) An alternate Director may be paid reasonable expenses and shall be entitled to be indemnified by the Company to the same extent *mutatis mutandis* as if he were a Director but shall not be entitled to receive from the Company any fee in his capacity as an alternate Director. **Reasonable expenses and indemnity**

(d) Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature of an alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor. **Voting and signing of resolution by alternate Director**

(e) An alternate Director shall *ipso facto* cease to be an alternate Director if his appointor ceases for any reason to be a Director provided that, if at any meeting any Director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this Article which was in force immediately before his retirement shall remain in force as though he had not retired. **Cessation or retirement of Director appointing him**

DISQUALIFICATION OF DIRECTORS

106. The office of a Director shall *ipso facto* be vacated: **How Directors disqualified**

(a) if he becomes prohibited by law or court order from being a Director;

(b) if he becomes bankrupt or a receiving order is made against him or he makes any arrangement or composition with his creditors generally;

(c) if he becomes of unsound mind;

(d) if he absents himself from the meetings of the Board during a continuous period of six months, without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office;

(e) if he shall be removed from office by notice in writing served upon him signed by all his co-Directors;

(f) if he resigns his office;

(g) if he is removed by a special resolution of the Company; or

(h) if he is convicted of an indictable offence.

DIRECTORS' INTEREST

107. A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Ordinance. A general notice given to the Directors by a Director to the effect that he is a member or a director of a specified company or firm, and is to be regarded as interested in any contract, arrangement or dealing which may, after the date of the notice, be entered into or made with that company or firm, shall, for the purpose of this Article, be deemed to be a sufficient disclosure of interest in relation to any contract, arrangement or dealing so entered into or made. Without prejudice to the generality of the foregoing, a Director shall give notice to the Company of such matters relating to himself as may be necessary for the purposes of the relevant provisions of the Ordinance.

Declaration or disclosure of Director's interest

108. A Director may hold any other office or place of profit under the Company (other than the office of Auditors), and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director, for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article. No Director or intended Director shall be disqualified by his office from contracting with the Company, nor shall any contract or arrangement entered into by or on behalf of the Company with any Director or any firm or company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit, remuneration or other benefits realised by any such contract or arrangement by reason only of such Director holding that office or of any fiduciary relationship thereby established, provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested.

Director may hold other office under the Company and may contract with the Company subject to disclosure of interest

109. A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or proposal in which he is to his knowledge materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters, namely:

Director shall not vote in case of material interest except for the following matters

(a) any contract or arrangement for the giving of any security or indemnity to the Director in respect of money lent or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries;

Obligations incurred for benefit of the Company

(b) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has himself assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security; **Director assumed responsibility for obligation of the Company**

(c) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer; **Participation in underwriting of share offer by the Company**

(d) any contract or arrangement in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his interest in shares or debentures or other securities of the Company; **Director's interest same as other shareholders**

(e) any proposal concerning any other company in which the Director is interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director is beneficially interested in shares of that company, other than a company in which the Director together with any of his associates is beneficially interested in 5% or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights (excluding for the purpose of calculating such 5% interest any indirect interest of such Director or his associates by virtue of an interest of the Company in such company); **Director's interest as officer or executive or shareholder of less than 5% of another company**

(f) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors and employees of the Company or any of its subsidiaries and does not provide in respect of any such Director any privilege or advantage not generally accorded to the class of persons to whom such scheme or fund relates; and **Employee benefits scheme without preferential treatment to Directors**

(g) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme for the benefit of the employees of the Company or any of its subsidiaries under which the Director may benefit. **Share option scheme**

If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive, except in a case where the nature or extent of interest of the Director concerned as **Resolution of dispute on Director's interest**

known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting, such question shall be decided by a resolution of the Board (for which purpose such chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive, except in a case where the nature or extent of the interest of the chairman as known to such chairman has not been fairly disclosed to the Board.

110. A Director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, chief executive officer or manager or other officer or member of any other company in which the Company is interested, and (unless otherwise agreed) shall not be liable to account to the Company for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, chief executive officer, manager or other officer or member of any such other company. The Board may exercise the voting powers conferred by the shares in any other company held or owned by the Company or exercisable by it as directors of such other company in such manner as in all respects as the Board thinks fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, chief executive officers, managers or other officers of such company) and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or be about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, chief executive officer, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid. A Director may be or become a director of any company promoted by the Company or in which it may be interested as a vendor, shareholder or otherwise and no such Director will be accountable for any benefits received as a director or member of such company. A Director or his firm may not act as the Auditors.

Director may hold office in other company without being liable to account to the Company

CHIEF EXECUTIVE AND OTHER APPOINTMENTS

111. The Directors may, from time to time, appoint one or more of their number to be Chief Executive, or to hold such office in the management, administration or conduct of the business of the Company as they may decide, and for such period and upon such terms and for such remuneration as the Directors may think fit, and the Directors may also, from time to time (subject to the provisions of any agreement between him or them and the Company) remove him or them from office, and appoint another or others in his or their place or places.

Directors may appoint Chief Executive

112. A Chief Executive (subject to the provisions of any agreement between him and the Company) shall be subject to the same provisions as to resignation and removal as the other Directors, and shall *ipso facto* and immediately cease to be Chief Executive if he shall cease to hold the office of Director.

Resignation and removal of Chief Executive

113. The Directors may, from time to time, entrust to and confer upon any Chief Executive or Director, holding any other office in the management, administration or conduct of the business of the Company, such of the powers exercisable under these Articles by the Directors as they may think fit, and may confer such powers for such time, and to be exercised for such objects and purposes, and upon such terms and conditions and with such restrictions as they may consider expedient, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Directors may confer powers on Chief Executive

PROCEEDINGS OF DIRECTORS

114. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Until otherwise determined by the Board, two Directors shall constitute a quorum. For the purpose of this Article, an alternate Director shall be counted in a quorum but, notwithstanding that an alternate Director is also a Director or is an alternate for more than one Director, he shall for quorum purposes count as only one Director. Matters arising at any meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman of the meeting shall have a second or casting vote. A Director or the Secretary may, at any time, summon a meeting of the Directors. A meeting of the Board or any committee of the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

Quorum, how matters decided and how meetings held

115. Notice of a meeting of Directors shall be deemed to be duly given to a Director if it is given to him personally, in writing or by word of mouth, or sent to him at his last known address or any other address given by him to the Company for this purpose. A Director absent or intending to be absent from Hong Kong may request the Board that notices of Board meetings shall, during his absence, be sent to him at his last known address or any other address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to Directors not so absent and in the absence of any such request, it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from Hong Kong. A Director may waive notice of any meeting either prospectively or retrospectively.

Notice of Board meetings

116. The Directors may elect a chairman and one or more vice chairmen of its meetings and determine the period for which they are respectively to hold office, but if no such chairman or vice chairman is elected, or if at any meeting neither the chairman nor any vice chairman is present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be chairman of such meeting.

Chairman of Board meetings

117. A meeting of the Directors at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board generally.

A quorum may act

118. The Directors may, from time to time, appoint committees consisting of one or more persons as they think fit, and may delegate any of their powers to any such committee and, from time to time, revoke any such delegation and discharge any such committee wholly or in part. Any committee so appointed shall, in the exercise of the powers so delegated, conform to any regulations that may, from time to time, be imposed upon it by the Directors. All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company. **Power to appoint committees and to delegate**

119. The meetings and proceedings of any such committee consisting of two or more members shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors, insofar as the same are not superseded by any regulations made by the Directors under Article 118. **Proceedings of committee**

120. A resolution in writing signed by a majority of the Directors, or their alternate Directors, for the time being entitled to receive notice of a meeting of the Board or by a majority of the members of a committee for the time being shall be as valid and effectual for all purposes as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly convened and held. A written notification of confirmation of such resolution in writing signed by a Director or his alternate Director or, as the case may be, a member of such committee shall be deemed to be his signature to such resolution in writing for the purpose of this Article. Such resolution in writing may consist of several documents, each signed by one or more Directors or their alternate Directors or, as the case may be, members of such committee. A resolution which is signed and sent by a Director or his alternate Director or a member of such committee by cable, facsimile message, telex message or other electronic means shall be treated as being signed by him for the purpose of this Article. **Written resolution of Directors or members of committee**

121. All acts done *bona fide* by any meeting of the Board or of a committee of the Board, or by any person acting as a Director or member of a committee, shall, notwithstanding that there was some defect in the appointment of any such Directors or persons acting as aforesaid, or that they or any of them were disqualified, or had vacated office, be as valid as if every such person had been duly appointed and was qualified and continued to be a Director or member of such committee. **Acts of Directors or committee member valid notwithstanding defective appointment etc.**

MINUTES

122. The Directors shall cause to be entered and kept in books provided for the purpose minutes of the following: **Minutes**

(a) all appointments of officers;

(b) all the names of the Directors and any alternate Director who is not also a Director present at each meeting of the Directors and of any committee; and

(c) all resolutions and proceedings of general meetings and of meetings of the Directors and committees.

Any such minutes of any meeting of the Directors, or of any committee, or of the Company, if purporting to be signed by the chairman of such meeting, or by the chairman of the next succeeding meeting, shall be receivable as evidence of the proceedings of such meeting.

SEAL

123. The Directors shall procure a common seal to be made for the Company, and shall provide for the safe custody thereof. The Seal shall not be affixed to any instrument except by the authority of the Directors or a committee authorised by the Board in that behalf, and every instrument to which the Seal shall be affixed shall be signed by one Director and shall be countersigned by the Secretary or by a second Director or by some other person appointed by the Directors for the purpose, provided that the Board may either generally or in any particular case or cases resolve (subject to such restrictions as to the manner in which the Seal may be affixed as the Board may determine) that such signature may be affixed to certificates for shares or debentures or representing any other form of security by some mechanical means other than autographic to be specified in such resolution or that such certificates need not be signed by any person. Every instrument executed in the manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given.

Authority to use Seal

124. The Company may have an official seal for use for sealing certificates for shares or other securities issued by the Company as permitted by the provisions of the Ordinance (and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document to which such official seal is affixed and such certificates or other document shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid) and an official seal for use abroad under the provisions of the Ordinance where and as the Board shall determine, and the Company may by writing under the Seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such official seal as aforesaid.

Official seal for sealing certificates or for use abroad

125. The Company may exercise all the powers of having official seals conferred by the Ordinance and such powers shall be vested in the Directors.

Powers regarding official seals

SECRETARY

126. The Directors shall appoint such person, persons or entities to be Secretary or Joint Secretaries of the Company for such period, at such remuneration and upon such conditions as they may think fit, and any Secretary or Joint Secretaries so appointed may be removed by them. Anything by the Ordinance or these Articles required or authorised to be done by or to the Secretary or Joint Secretaries, if the office is vacant or there is for any other reason no person capable of acting in the capacity as Secretary or Joint Secretaries, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Board.

Appointment of Secretary and in case of vacancy

DIVIDENDS AND RESERVES

127. The Company may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

Company may declare dividends

128. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this Article, no amount paid on a share in advance of calls shall be treated as paid on the share.

Apportionment of dividends

129. The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts and liabilities in respect of which the lien exists. The Board may deduct from any dividend or bonus payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

Retention where lien exists

130. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall *mutatis mutandis* apply to capitalisations to be effected in pursuance of these Articles.

Record date for dividends

131. Any general meeting sanctioning a dividend may make a call on the Members of such amount as the meeting fixes, but so that the call on each Member shall not exceed the dividend payable to him, and so that the call shall be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the Member, be set off against the call.

May make call at the same time

132. (a) In respect of any dividend which the Board has resolved to pay or any dividend declared or sanctioned or proposed to be declared or sanctioned by the Board or by the Company in general meeting, the Board may determine and announce, prior to or contemporaneously with the announcement, declaration or sanction of the dividend in question: **Scrip dividend**

either

(i) that Members entitled thereto will receive in lieu of such dividend (or such part thereof as the Board may think fit) an allotment of shares credited as fully paid provided that the Members are at the same time accorded the right to elect to receive such dividend (or part thereof as the case may be) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(A) the basis of any such allotment shall be determined by the Board;

(B) the Board, after determining the basis of allotment and notwithstanding that the number of shares to be allotted may not be calculated until after notice to the Members has been given as required by the provisions of this sub-paragraph and subject to the provisions of sub-paragraph (D) below, shall give notice in writing to the Members of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective, which shall be not less than two weeks from the date on which the notice above referred to was despatched to the Members;

(C) the right of election accorded to the Members as aforesaid may be exercised in whole or in part;

(D) the Board may resolve:

(I) that the right of election accorded to Members as aforesaid may be exercised so as to take effect on all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (i) of this paragraph (a) of this Article; and/or

(II) that a Member who does not exercise the right of election accorded to him as aforesaid either in whole or in part may notify the Company that he will not exercise the right of election accorded to him in respect of all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (i) of this paragraph (a) of this Article,

provided that a Member may exercise such election or give such notice in respect of all but not some of the shares held by him and may at any time give seven days' notice in writing to the Company of the revocation of such an election or such a notice which revocation shall take effect at the expiry of such seven days, and until such revocation has taken effect, the Board shall not be obliged to give to such Member notice of the right of election accorded to him or send to him any form of election;

(E) the dividend (or that part of the dividend in lieu of which an allotment of shares is to be made as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (the "**Non-Elected Shares**") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the Non-Elected Shares on the basis of allotment determined as aforesaid and for such purpose, the Board shall capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate nominal amount of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Non-Elected Shares on such basis; and

(F) the Board may resolve that the shares to be allotted shall be allotted at a premium provided that the premium is credited as fully paid up and in such case the Board shall, in addition to the amount to be capitalised and applied pursuant to sub-paragraph (E) above and for the purposes therein set out, capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate amount of the premium on the shares to be allotted and shall apply the same together with the sum to be applied pursuant to sub-paragraph (E) above and on the basis therein set out in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Non-Elected Shares;

or

(ii) that Members entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(A) the basis of any such allotment shall be determined by the Board;

(B) the Board, after determining the basis of allotment and notwithstanding that the number of shares to be allotted may not be calculated until after notice to the Members has been given as required by the provisions of this sub-paragraph and subject to the provisions of sub-paragraph (D) below, shall give notice in writing to the Members of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective, which shall be not less than two weeks from the date on which the notice above referred to was despatched to the Members;

(C) the right of election accorded to the Members as aforesaid may be exercised in whole or in part;

(D) the Board may resolve:

(I) that the right of election accorded to Members as aforesaid may be exercised so as to take effect on all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (ii) of this paragraph (a) of this Article; and/or

(II) that a Member who does not exercise the right of election accorded to him as aforesaid either in whole or in part may notify the Company that he will not exercise the right of election accorded to him in respect of all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (ii) of paragraph (a) of this Article,

provided that a Member may exercise such election or give such notice in respect of all but not some of the shares held by him and may at any time give seven days' notice in writing to the Company of the revocation of such an election or such a notice which revocation shall take effect at the expiry of such seven days, and until such revocation has taken effect, the Board shall not be obliged to give to such Member notice of the right of election accorded to him or send to him any form of election;

(E) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised (the "**Elected Shares**") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the Elected Shares on the basis of allotment determined as aforesaid and for such purpose, the Board shall capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate nominal amount of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Elected Shares on such basis; and

(F) the Board may resolve that the shares to be allotted shall be allotted at a premium provided that the premium is credited as fully paid up and in such case the Board shall, in addition to the amount to be capitalised and applied pursuant to sub-paragraph (E) above and for the purpose therein set out, capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate amount of the premium on the shares to be allotted and shall apply the same together with the sum to be applied pursuant to sub-paragraph (E) above and on the basis therein set out in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst holders of the Elected Shares.

(b) The shares allotted pursuant to the provisions of paragraph (a) of this Article shall rank *pari passu* in all respects with the fully paid shares then in issue, save only as regards participation:

Shares allotted to rank *pari passu*

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend,

unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (a) of this Article in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board

shall specify that the shares to be allotted pursuant to the provisions of paragraph (a) of this Article shall rank for participation in such distribution, bonus or rights.

(c) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (a) of this Article with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned. **Powers of Directors to effect capitalisation**

(d) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that, notwithstanding the provisions of paragraph (a) of this Article, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to Members to elect to receive such dividend in cash in lieu of such allotment. **Company may resolve not to offer right to elect**

(e) The Board may on any occasion when it makes a determination pursuant to paragraph (a) of this Article, resolve that no allotment of shares or rights of election for shares to be issued pursuant to such determination shall be made available or made to any Members with registered addresses in any particular territory or territories or to a Depositary where the allotment of shares or the circulation of an offer of such rights of election would or might, in the opinion of the Board, be unlawful or would or might, in the opinion of the Board, be unlawful in the absence of a registration statement or other special formalities, and in such event the provision aforesaid shall be read and construed subject to such resolution and the only entitlement of Members in any such territory or territories shall be to receive in cash the relevant dividend resolved to be paid or declared. "**Depositary**" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares or rights or interests in shares and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles and shall include, where approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company or any other schemes or arrangements principally for the benefit of **Overseas Members or Depositary as Member**

employees of the Company and/or its subsidiaries which have been approved by the Board.

(f) The Board may at any time resolve to cancel all (but not some only) of the elections made and the notices given by the Members pursuant to sub-paragraphs (i)(D) and (ii)(D) of paragraph (a) of this Article by giving seven days' notice in writing to the relevant Members. **Board may cancel elections made**

(g) The Board may on any occasion determine that rights of election under paragraph (a) of this Article shall not be made available to Members who are registered in the Register, or in respect of shares the transfer of which is registered, after a date fixed by the Board and in such event the provisions aforesaid shall be read and construed subject to such determination. **Board may determine record date for election**

133. No dividend shall be payable except out of the profits or other distributable reserves of the Company, and no dividend shall bear interest as against the Company. **Dividends payable out of profits and shall not bear interest**

134. The Directors may, if they think fit, from time to time, resolve to pay to the Members such interim dividends as appear to the Directors to be justified by the reserves of the Company. If at any time the share capital of the Company is divided into different classes, the Directors may resolve to pay such interim dividends in respect of those shares which confer on the holders thereof deferred or non-preferred rights as well as in respect of those shares which confer on the holders thereof preferential or special rights in regard to dividend, and provided that the Directors act *bona fide*, they shall not incur any responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights. The Directors may also resolve to pay at half yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if they are of the opinion that the reserves of the Company justify the payment. **Interim dividends**

135. All dividends unclaimed after a period of one year from the date of declaration of such dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed, and all dividends unclaimed after a period of six years from the date of declaration of such dividends may be forfeited by the Directors and shall revert to the Company. The payment into a separate account of any moneys payable in respect of a dividend shall not constitute the Company a trustee in respect thereof for any person. **Unclaimed dividends**

136. Unless otherwise directed, any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled or, in the case of joint holders, to the registered address of that one whose name stands first on the Register in respect of the joint holding or addressed to such person at such address as the holder or joint holders shall direct. The Company shall not be liable or responsible for any cheque or warrant lost in transmission nor for any dividend or other moneys lost to the Member or person entitled thereto by the forged endorsement of any cheque or **Dividends payable by cheque or warrant**

warrant. Payment of the cheque or warrant by the banker on whom it is drawn shall be a good discharge to the Company.

137. The Directors may distribute in specie or in kind among the Members in satisfaction in whole or in part of any dividend any of the assets of the Company, and in particular any shares or securities of other companies to which the Company is entitled and where any difficulty arises in regard to the distribution, the Board may settle the same as it thinks expedient, and in particular may issue fractional certificates, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. Where required, a contract shall be filed in accordance with the provisions of the Ordinance and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective.

Distribution in specie or in kind in satisfaction of dividend

138. Before recommending a dividend, the Directors may set aside any part of the net profits of the Company to one or more reserves, and may apply the same either by employing it in the business of the Company or by investing it in such manner as they may think fit and the income arising from such reserves shall be treated as part of the profits of the Company. Such reserves may be applied for the purpose of maintaining the property of the Company, replacing wasting assets, meeting contingencies, forming an insurance fund, equalising dividends, paying special dividends or for any other purpose for which the undivided profits of the Company may lawfully be used and, until the same shall be so applied, it shall be deemed to remain undivided profit. The Directors may also carry forward as undivided profit any profit or balance of profit which they may not think fit to recommend as dividend or to place to reserve.

Directors may place undivided profit in reserve

AUTHENTICATION OF DOCUMENTS

139. Any Director or the Secretary or other authorised officer of the Company shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts and, where any books, records, documents or accounts are elsewhere than at the Office, the local manager or such other officer of the Company having the custody thereof shall be deemed to be the authorised officer of the Company as aforesaid. A document purporting to be a copy of a resolution or an extract from the minutes of a meeting of the Company or of the Directors or any local board or committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the

Authentication of documents

case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

CAPITALISATION OF RESERVES ETC.

140. The Company in general meeting may, upon the recommendation of the Directors, resolve to capitalise any part of the Company's reserves or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to a dividend and accordingly, that such part be divided amongst the Members who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same is not paid in cash but is applied as a capitalisation issue either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such Members in the proportion aforesaid, or partly in one way and partly in the other, provided that any amount standing to the credit of a share premium account or a capital redemption reserve fund may, for the purpose of this Article, only be applied in the paying up of unissued shares to be issued to Members as fully paid up shares.

Company may resolve to approve capitalisation issue

141. Whenever such a resolution as aforesaid shall have been passed, the Directors shall make all appropriations and applications of the reserves and undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid up shares, debentures or other securities and generally shall do all acts and things required to give effect thereto.

Directors to give effect to such resolution

142. For the purpose of giving effect to any resolution under Articles 137 and 140 hereof, the Directors may settle any difficulty which may arise in regard to the distribution or capitalisation issue as they think expedient and, in particular, may issue fractional certificates and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any Members based upon the value so fixed or that fractions of such value as the Directors may determine may be disregarded in order to adjust the rights of all parties, and may vest any such cash or specific assets in trustees upon such trusts for the persons entitled to the distribution or capitalisation issue as may seem expedient to the Directors. The provisions of the Ordinance in relation to the filing of contracts for allotment shall be observed, and the Directors may appoint any person to sign such contract on behalf of the persons entitled to share in the distribution or capitalisation issue, and such appointment shall be effective and binding upon all concerned, and the contract may provide for the acceptance by such persons of the shares, debentures or other securities to be allotted and distributed to them respectively in satisfaction of their claims in respect of the sum so capitalised.

Powers of Directors in distribution or capitalisation issue

ACCOUNTS AND AUDITORS

143. The Directors shall cause proper books of account to be kept with respect to: **Proper books of account to be kept and right to inspect**

(a) all sums of money received and expended by the Company and the matters in respect of which such receipt and expenditure take place; and

(b) the assets and liabilities of the Company.

Proper books shall not be deemed to be kept if there are not kept such books of accounts as are necessary to give a true and fair view of the transactions. The books of account shall be kept at the Office or, subject to the Ordinance, at such other place or places as the Directors think fit and shall at all times be open to inspection by the Directors. No Member (not being a Director) shall have any right of inspection of any account, book or document of the Company except as conferred by law or authorised by the Directors.

144. The Directors shall from time to time, in accordance with the provisions of the Ordinance, cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are required by the Ordinance. **Profit and loss accounts and balance sheets**

145. Subject to paragraph (a) of Article 150, the Company may, after it has made adequate arrangements to ascertain the preference of its Members, holders of its debentures and all other persons entitled to receive notices of general meetings of the Company and in accordance with applicable laws and regulations, deliver or send to each of the aforesaid persons a copy of either (i) the relevant financial documents or (ii) the summary financial report at least 21 days before the date of the general meeting, provided that this Article shall not require a copy of those documents to be sent to any Member or holder of debentures of the Company or other person entitled to receive notices of general meetings of the Company of whose address the Company is not aware nor to more than one of the joint holders of any shares or debentures nor in other circumstances permitted by applicable laws and regulations. **Delivery of relevant financial documents or summary financial report**

146. Auditors shall be appointed and their duties regulated in the manner provided by the Ordinance. **Appointment of Auditors**

147. Subject as otherwise provided by the Ordinance, the remuneration of the Auditors shall be fixed by the Company in general meeting, provided always that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Board. **Remuneration of Auditors**

148. Every statement of accounts audited by the Auditors and presented by the Board at a general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of accounts amended in respect of the error shall be conclusive. **Statement of accounts conclusive after approval**

CORPORATE COMMUNICATIONS

149. The Company may, to the extent permitted by and in accordance with applicable laws and regulations, make copies of its listing documents (together with the relative application form) available to the public: **Delivery of listing documents in electronic format**

(a) in electronic format on CD ROM (together with the relative application form in electronic format on the same CD ROM); and/or

(b) in electronic format through publication of the listing document (together with the relative application form) on the Company's own website on a continuous basis for at least five years from the date of first publication.

150. (a) The Company may, after it has made adequate arrangements to ascertain the preference of the holders of its securities and other persons entitled to receive notices of general meetings of the Company and to the extent permitted by and in accordance with applicable laws and regulations, send or otherwise make available using electronic means or by posting on the Company's own website any corporate communication which it is required by the Listing Rules or the Ordinance to send, mail, despatch, issue, publish or otherwise make available to the relevant holders of its securities or other persons entitled to receive notices of general meetings of the Company and any such corporate communication sent or otherwise made available using electronic means or by posting on the Company's own website shall be deemed to satisfy the requirements in the Listing Rules or the Ordinance that such corporate communication be sent, mailed, despatched, issued, published or otherwise made available by the Company to the relevant holders of its securities or other persons entitled to receive notices of general meetings of the Company. **Delivery of corporate communication by electronic means or by posting on website**

(b) Any requirement in the Listing Rules and/or these Articles that a corporate communication, notice or other document must be in writing or in printed form may be satisfied by such corporate communication, notice or other document being in electronic format in compliance with this Article 150. **In writing includes in electronic format**

(c) Any corporate communication which is made available by the Company, in compliance with this Article 150, to the relevant holders of its securities or other persons entitled to receive notices of general meetings of the Company by posting on the Company's own website shall be deemed to have been given to such holders or persons at the time when such corporate communication is first posted on the Company's own website. Any corporate communication which is made available by the Company, in compliance with this Article 150, by using electronic means shall be deemed to have been served or delivered on the day following that on which it was sent by or on behalf of the Company. **Deemed service of corporate communication posted on website or sent by electronic means**

151. Where the Company is required by the Listing Rules to send, mail, despatch, issue, publish or otherwise make available any corporate communication in both English and Chinese, the Company may, where it has made adequate arrangements to ascertain whether or not a holder of its securities wishes to receive the English language version only or the Chinese language version only and to the extent permitted by and in accordance with applicable laws and regulations, send the English language version only or the Chinese language version only (in accordance with the holder's stated wish) to the holder concerned. **May send English or Chinese language version of corporate communication only**

NOTICES

152. Subject to Articles 145 and 150, any notice or other document to be given or issued shall be in writing to the Members, may be served by the Company upon any Member either personally or by sending it by mail, postage prepaid, addressed to such Member at his registered address, and, in any case where the registered address of a Member is outside Hong Kong, by prepaid airmail. **Manner of service of document on Members**

153. Any notice sent by mail shall be deemed to have been served, in the case where the Member's registered address is in Hong Kong, on the day following that on which the notice is mailed in Hong Kong, and in any other case, on the fifth day after the day of mailing. In proving such service, it shall be sufficient to prove that the notice was properly addressed and mailed, postage prepaid. **Time of service**

154. Any person who, by operation of law, transfer or other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which, previously to his name and address being entered in the Register, shall be duly given to the person from whom he derives his title to such share. **Service on person not registered with the Company**

155. Any notice or document delivered or sent by mail to, or left at the registered address of, any Member, in pursuance of these Articles, shall, notwithstanding such Member is then deceased or bankrupt, and whether or not the Company has notice of his decease or bankruptcy, be deemed to have been duly served in respect of any shares held by such Member, whether held solely or jointly with other persons by such Member, until some other person is registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his executors, administrators or assigns and all persons (if any) jointly interested with him in any such share. **Service on deceased or bankrupt Members**

156. Any summons, notice, order or other document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid letter, envelope or wrapper, addressed to the Company or to such officer at the Office. **Manner of service of document on the Company**

157. The signature to any notice to be given by the Company may be written or printed. **Signature to notice**

158. Subject to any special provisions contained in these Articles or in the Ordinance, all notices required to be given by advertisement shall be advertised in at least one daily Chinese newspaper and one daily English newspaper circulating in Hong Kong and shall be deemed to be served on the day on which the advertisement appears. **Notice given by advertisement**

159. In reckoning the period for any notice given under these Articles, the day on which notice is served, or deemed to be served, and the day for which such notice is given shall be excluded. **Calculation of notice period**

WINDING-UP

160. If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the Members in proportion to the capital paid up on the shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up on the shares held by them respectively. This Article is, however, subject to the rights of the holders of any shares which may be issued on special terms or conditions. **Distribution of assets on winding-up**

161. If the Company shall be wound up, the liquidator (whether voluntary or official) may, with the sanction of a special resolution of the Company, divide among the Members in specie or in kind the whole or any part of the assets of the Company or vest any part of the assets of the Company in trustees upon such trusts for the benefit of the Members or any of them as the resolution shall provide. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of Members otherwise than in accordance with their existing rights, but each Member shall in that event have a right of dissent and other ancillary rights in the same manner as if such resolution were a special resolution passed pursuant to section 237 of the Ordinance. **Distribution in specie or in kind**

162. In the event of a winding-up of the Company in Hong Kong, every Member who is not for the time being in Hong Kong shall be bound, within 14 days after the passing of an effective resolution to wind-up the Company voluntarily, or within the like period after the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding-up of the Company may be served and, in default of such nomination, the liquidator of the Company shall be at liberty on behalf of such Member to appoint some such person, and service upon any such appointee shall be deemed to be a good personal service on such Member for all purposes, and where the liquidator makes any such appointment he shall, with all convenient speed, give notice thereof to such Member by advertising in such English language daily newspaper circulating in Hong Kong as he shall deem appropriate or by a registered letter sent through the post and addressed to such Member at his address as appearing in the Register, and such notice shall be deemed to be served on the day on which the advertisement appears or the letter is posted. **Appointment of process agent by Members**

INDEMNITY

163. (a) Every Director, alternate Director, Chief Executive, manager, Secretary and officer of the Company and the Auditors shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, Chief Executive, manager, Secretary, officer or Auditors in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application under the Ordinance in which relief from liability is granted to him by the court. **Company's indemnity to officers etc.**

(b) Subject to the provisions of the Ordinance, if any Director or other person shall become personally liable for the payment of any sum primarily due from the Company, the Directors may execute or cause to be executed any mortgage, charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Director or person so becoming liable as aforesaid from any loss in respect of such liability. **Creation of mortgage by way of indemnity**

(c) Subject to the provisions of the Ordinance, the Directors may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is a Director, alternate Director, manager, Secretary and officer of the Company and the Auditors for the purpose of indemnifying such persons and keeping them indemnified against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company. **Insurance**

DESTRUCTION OF DOCUMENTS

164. (a) Subject to the provisions of the Ordinance, the Company may destroy: **Length of retention of documents before destruction and presumption of conclusiveness after destruction**

(i) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(ii) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date on which such mandate, variation, cancellation or notification was recorded by the Company;

(iii) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(iv) any other document, on the basis of which any entry in the Register is made, at any time after the expiry of six years from the date on which an entry in the Register was first made in respect of it,

and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other

document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

(1) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(2) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and

(3) references in this Article to the destruction of any document include reference to its disposal in any manner.

(b) Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a)(i) to (iv) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf, provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim. **Destruction of documents which have been microfilmed or electronically stored**

UNTRACEABLE MEMBERS

165. Without prejudice to the rights of the Company, the Company may cease sending such cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered. **Dividend cheques uncashed or returned undelivered**

166. The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless: **Power of the Company to sell shares of untraceable Member**

(a) all cheques or warrants in relation to the payment of dividends, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by these Articles have remained uncashed or unclaimed;

(b) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law;

(c) the Company has caused an advertisement to be inserted in English in one English language daily newspaper and in Chinese in one Chinese language daily newspaper (provided that the aforesaid daily newspapers shall be included in the list of newspapers issued and published in the Hong Kong Government Gazette for the purpose of section 71A of the Ordinance) advertising its intention to sell such shares and a period of three months has elapsed since the date of such advertisement; and

(d) the Company has notified the Stock Exchange of its intention to effect such sale.

For the purpose of the foregoing, "**relevant period**" means the period commencing 12 years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

The manner, timing and terms of any sale of shares pursuant to this Article (including, but not limited to, the price or prices at which the same is made) shall be such as the Board determines, based upon advice from such bankers, brokers or other persons as the Board considers appropriate consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances, including the number of shares to be disposed of and the requirement that the disposal be made without delay, and the Board shall not be liable to any person for any of the consequences of reliance on such advice.

Manner of sale and application of proceeds of sale

167. To give effect to any such sale pursuant to Article 166, the Board may authorise any person to transfer the said shares and the instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and, upon receipt by the Company of such proceeds, it shall become indebted to the former Member by carrying all moneys in respect thereof to a separate account for an amount equal to such net proceeds. No trusts shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall include any additional shares which during the relevant period or during any period ending on the date when all the requirements of sub-paragraphs (a) to (d) of Article 166 have been satisfied have been issued in respect of those held at the beginning of such relevant period and shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

INFORMATION

168. No Member (not being a Director) shall be entitled to require discovery of or any information in respect of any details of the Company's trading and any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the Members to communicate to the public. **Member not entitled to discovery of the Company's trade secret etc.**

Names, Addresses and Descriptions of Subscribers

BANK OF CHINA
1 Fuxingmen Nei Dajie
Beijing 100818
The People's Republic of China

Corporation
(Sd.) by Liu Mingkang (Chairman and President)

(Sd.) LIU MINGKANG
Building No. 3-602
Lingjing Xiao Qu West District
Beijing
The People's Republic of China

Banker

Dated this 3rd day of September, 2001.

WITNESS to the above signatures:

(Sd.) LI WEI
C712 Beijing Lufthansa Center
50 Liangmaqiao Road
Beijing 100016
The People's Republic of China

Legal Assistant

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

Certified as a true copy

YEUNG Jason Chi Wai
Company Secretary

THE COMPANIES ORDINANCE, CHAPTER 32

Company Limited by Shares

ARTICLES OF ASSOCIATION

(Adopted by a Special Resolution passed on 10th July, 2002)

OF

BOC Hong Kong (Holdings) Limited

中銀香港(控股)有限公司

PRELIMINARY

1. The regulations contained in Table A in the First Schedule to the Ordinance shall not apply to the Company. **Table A not to apply**

INTERPRETATION

2. (a) In these Articles, unless the context otherwise requires: **Interpretation**

"**applicable laws and regulations**" includes the Listing Rules;

"**these Articles**" means these Articles of Association in their present form or as amended from time to time;

"**associate**", in relation to any Director, has the meaning ascribed to it in the Listing Rules;

"**Auditors**" means the auditors of the Company for the time being;

"**Board**" and "**Directors**" means the directors of the Company for the time being or the Directors present at a duly convened meeting of Directors at which a quorum is present;

"**call**" includes any instalment of a call and, in the application of provisions of these Articles to forfeiture of shares, a sum which, by the terms of issue of a share, is payable at a fixed time either in respect of the nominal value of the share or by way of premium;

"**capital**" means the share capital of the Company from time to time;

THE COMPANIES ORDINANCE, CHAPTER 32

Company Limited by Shares

MEMORANDUM OF ASSOCIATION

OF

BOC Hong Kong (Holdings) Limited

中銀香港(控股)有限公司

1. The name of the Company is "**BOC Hong Kong (Holdings) Limited 中銀香港(控股)有限公司**".

2. The registered office of the Company will be situated in Hong Kong.

3. The liability of the members of the Company is limited.

4. The share capital of the Company is HK$100,000,000,000 divided into 20,000,000,000 shares of HK$5.00 each.[1]

5. The shares in the original or any increased capital of the Company may be issued with such preferred, deferred or other special rights or such restrictions (whether in regard to dividend, voting, return of capital or otherwise) as the Company may from time to time determine. Subject to the provisions of Sections 63A and 64 of the Companies Ordinance, Chapter 32, the rights and privileges attached to any of the shares of the Company may be modified, varied, abrogated or dealt with in accordance with the provisions for the time being of the Company's Articles of Association.

[1] Pursuant to an ordinary resolution passed on 10th July, 2002 the authorised share capital of the Company comprising 100,000,000,000 shares of HK$1.00 each was consolidated and divided into 20,000,000,000 shares of HK$5.00 each.

"**Chief Executive**" means a chief executive of the Company appointed pursuant to Article 111;

"**Clearing House**" means a recognised clearing house within the meaning of section 2 of the Securities and Futures (Clearing Houses) Ordinance, Chapter 420 of the Laws of Hong Kong or a clearing house recognised by the laws of the jurisdiction in which the shares are listed or quoted on a stock exchange in such jurisdiction;

"**Company**" means BOC Hong Kong (Holdings) Limited 中銀香港(控股)有限公司;

"**corporate communication**" has the meaning ascribed to it in rule 1.01 of the Listing Rules;

"**dividend**" includes distributions in specie or in kind, capital distributions and capitalisation issues;

"**HK $**" means Hong Kong dollars, the lawful currency of Hong Kong;

"**Hong Kong**" means the Hong Kong Special Administrative Region of the People's Republic of China;

"**listing document**" has the meaning ascribed to it in the Listing Rules and includes any supplemental listing document and any subsequent amendment to the listing document;

"**Listing Rules**" means the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time;

"**Member**" means a duly registered holder of shares from time to time;

"**month**" means calendar month;

"**Office**" means the registered office of the Company for the time being;

"**Ordinance**" means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong, as from time to time amended, replaced or re-enacted, and includes every other statute (including any orders, regulations or other subordinate legislation made pursuant thereto) incorporated therewith or substituted therefor, and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new ordinance;

"**paid up**" includes credited as paid up;

"**Register**" means the register of Members kept pursuant to the Ordinance and includes any branch register kept pursuant to the Ordinance;

WE, the several persons whose names and addresses are subscribed, are desirous of being formed into a Company, in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
BANK OF CHINA 1 Fuxingmen Nei Dajie Beijing 100818 The People's Republic of China Corporation (Sd.) by Liu Mingkang (Chairman and President)	One
(Sd.) LIU MINGKANG Building No. 3-602 Lingjing Xiao Qu West District Beijing The People's Republic of China Banker	One
Total Number of Shares Taken	Two

Dated the 3rd day of September, 2001.

WITNESS to the above signatures:

(Sd.) LI WEI
C712 Beijing Lufthansa Center
50 Liangmaqiao Road
Beijing 100016
The People's Republic of China

Legal Assistant

"**relevant financial documents**" has the meaning ascribed to it in section 2(1) of the Ordinance;

"**Seal**" means the common seal of the Company or any official seal that the Company may have as permitted by the Ordinance;

"**Secretary**" means the person or persons appointed for the time being to perform for the Company the duties of a secretary;

"**share**" means a share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied;

"**Stock Exchange**" means The Stock Exchange of Hong Kong Limited;

"**summary financial report**" has the meaning ascribed to it in section 2(1) of the Ordinance; and

"**in writing**" and "**written**" includes facsimile, a telex message, an electronic record (within the meaning of the Electronic Transactions Ordinance (Chapter 553 of the Laws of Hong Kong)) and any mode of reproducing words in a legible and non-transitory form.

(b) In these Articles, if not inconsistent with the subject or context, words importing the singular number only shall include the plural number and *vice versa*, words importing any gender shall include all other genders and references to persons shall include corporations (acting, where applicable, by their duly authorised representatives).

(c) Subject as aforesaid, any words defined in the Ordinance shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

(d) The headings and any marginal notes are inserted for convenience only and shall not affect the construction of these Articles.

OFFICE

3. The Office shall be at such place in Hong Kong as the Directors shall from time to time appoint. **Registered office**

SHARES

4. Shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company and with a special, or without any, right of voting. **Shares may be issued with special rights**

5. Without prejudice to any special rights, privileges or restrictions for the time being attached to any issued shares, any unissued or forfeited shares may be issued or re-issued upon such terms and conditions, and with such rights, privileges and restrictions attached thereto, whether in regard to dividends, voting, repayment or **Issue or re-issue of unissued or forfeited shares**

redemption of capital, or otherwise, as the Company may, subject to the Ordinance, from time to time by ordinary resolution determine or, in the absence of any such determination or so far as the resolution shall not make specific provision, as the Directors shall determine.

6. The Board may, subject to the approval by the Members in general meeting, issue warrants or other rights and grant options to subscribe for any class of shares or securities of the Company on such terms as the Board may from time to time determine. Where warrants are issued to bearer, no certificate thereof shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original certificate thereof has been destroyed and the Company has received an indemnity in such form as the Board may think fit with regard to the issue of any such replacement certificate. **Issue of warrants or options**

7. Save as provided by contract, the Ordinance or these Articles to the contrary, all unissued shares shall be at the disposal of the Directors who may offer, allot, grant options over or otherwise deal with or dispose of the same to such persons, at such times, for such consideration and generally upon such terms and conditions as they shall in their absolute discretion think fit, provided that no shares of any class shall be issued at a discount except in accordance with the provisions of the Ordinance. **Allotment of shares**

8. The Company may make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and the time of payment of such calls. **Shares may be issued subject to different conditions**

9. If, by the conditions of allotment of any shares, the whole or part of the issue price thereof shall be payable by instalments, every such instalment shall, when due, be paid to the Company by the person who for the time being and from time to time shall be the registered holder of the shares or his legal personal representative. **Payment by instalments**

10. Subject to the provisions of the Ordinance and the Listing Rules, any preference share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company is liable, to be redeemed. **Preference shares may be redeemable**

11. Subject to the provisions of these Articles, except as required by law or ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust, and except as aforesaid, the Company shall not be bound by or required in any way to recognise any contingent, future, partial or equitable interest in any share or in any fractional part of a share or any other right in respect of any share or any other claim to or in respect of any such share on the part of any person (even when having notice thereof) except an absolute right to the entirety thereof in the registered holder. **Trust not recognised**

12. The Company may in connection with the issue of any shares exercise all powers of paying interest out of capital and of paying commission and brokerage conferred or permitted by the Ordinance. **Power to pay commission and brokerage**

13. No person shall become a Member until his name shall have been entered into the Register. Becomes Member when name entered in Register

JOINT HOLDERS OF SHARES

14. Where two or more persons are registered as the holders of any share, they shall be deemed to hold the same as joint tenants with the benefit of survivorship, subject to the following provisions: Joint holders

(a) the Company shall not be bound to register more than four persons as the holders of any shares, except in the case of the legal personal representatives of a deceased Member; Maximum number

(b) the joint holders of any shares shall be jointly and severally liable in respect of all payments which ought to be made in respect of such shares; Joint and several liability

(c) on the death of any one of such joint holders, the survivor or survivors shall be the only person or persons recognised by the Company as having any title to such shares, but the Directors may require such evidence of death as they may deem fit; Only survivors of joint holders recognised

(d) any one of such joint holders may give effectual receipts for any dividend, bonus or return of capital payable to such joint holders; and Receipts

(e) the Company shall be at liberty to treat the person whose name stands first in the Register as one of the joint holders of any shares as solely entitled to delivery of the certificate relating to such shares, or to receive notices from the Company, or to attend or vote at general meetings of the Company, and any notice given to such person shall be deemed notice to all the joint holders, but any one of such joint holders may be appointed the proxy of the persons entitled to vote on behalf of such joint holders, and as such proxy to attend and vote at general meetings of the Company, but if more than one of such joint holders shall be present at any meeting personally or by proxy, that one so present whose name stands first in the Register in respect of such shares shall alone be entitled to vote in respect thereof. Who entitled to certificates, votes etc.

SHARE CERTIFICATES

15. Every person, except any person in respect of which the Company is not by law required to complete and have ready for delivery a certificate, whose name is entered as a Member in the Register shall be entitled without payment to receive within two months after allotment or lodgment of an instrument of transfer duly stamped, or within such other period as the conditions of issue shall provide, one certificate for all his shares of any particular class, or if he shall so request, upon payment of a fee (not exceeding the maximum amount as the Stock Exchange may from time to time permit) for every certificate after the first, as the Directors shall from time to time determine, such number of certificates for shares in Stock Exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided Issue of share certificates

that in the event of a Member transferring part of the shares represented by a certificate in his name, a new certificate in respect of the balance thereof shall be issued in his name without payment and, in the case of a share or shares held jointly by several persons, the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

16. Every share certificate shall be issued under the Seal (which for this purpose may be any official seal as permitted by the provisions of the Ordinance) and shall specify the number and class of shares and, if required, the distinctive numbers thereof, to which the certificate relates, and the amount paid up thereon and may otherwise be in such form as the Board may from time to time determine. If at any time the share capital of the Company is divided into different classes of shares, every share certificate issued at that time shall comply with the provisions of the Ordinance, and no certificate shall be issued in respect of more than one class of shares. **Form and contents of share certificates**

17. Subject to the provisions of the Ordinance, if any share certificate, or any certificate in respect of any other securities issued by the Company, shall be worn out, defaced, destroyed or lost, it may be replaced on payment of such fee (if any), not exceeding the maximum amount as the Stock Exchange may from time to time permit, and on such evidence being produced as the Directors shall require, and in the case of wearing out or defacement, on delivery up of the old certificate, and in the case of destruction or loss, on the execution of such indemnity (if any), as the Directors may require. In the case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company all expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of the production of such indemnity. **Replacement of share certificates**

CALLS ON SHARES

18. (a) The Directors may from time to time make calls upon the Members in respect of all moneys unpaid on their shares, whether on account of the nominal value of the shares or by way of premium, but subject always to the terms of issue of such shares, and any such call may be made payable by instalments. **Making of calls**

(b) Each Member shall, subject to receiving at least 14 days' notice specifying the time or times and place of payment, pay to the Company the amount called on his shares and at the time or times and place so specified. The non-receipt of a notice of any call by, or the accidental omission to give notice of a call to, any of the Members shall not invalidate the call. **Payment of calls**

19. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed. A call may be revoked, varied or postponed as to all or any of the Members liable therefor as the Directors may determine. A person on whom a call is made will remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made. **When call deemed to have been made**

20. If any part of a call is not paid before or on the day appointed for payment thereof, the person from whom the payment is due shall be liable to pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment together with interest on the outstanding part thereof at such rate as the Directors shall determine (not exceeding 20% per annum) from the day appointed for the payment of such call or instalment to the time of discharge thereof in full, but the Directors may, if they think fit, waive the payment of such costs, charges, expenses or interest or any part thereof. **When interest on call payable**

21. If, by the terms of the issue of any shares or otherwise, any amount is made payable upon allotment or at any fixed time, whether on account of the nominal amount of the shares or by way of premium, every such amount shall be payable as if it were a call duly made and payable on the date on which by the terms of issue the same becomes payable, and all the provisions hereof with respect to the payment of calls and interest thereon, or to the forfeiture of shares for non-payment of calls, shall apply to every such amount and the shares in respect of which it is payable in the case of non-payment thereof. **Other amount payable as if a call**

22. The Directors may, if they think fit, receive from any Member willing to advance the same (either in money or money's worth) all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the moneys so paid in advance, the Directors may (until the same would, but for such payment in advance, become presently payable) pay interest at such rate as may be agreed upon between the Member paying the moneys in advance and the Directors (not exceeding 20% per annum). But a payment in advance of a call shall not entitle the Member to receive any dividend or to exercise any other rights or privileges as a Member in respect of the share or the due portion of the shares upon which payment has been advanced by such Member before it is called. The Directors may also at any time repay the amount so advanced upon giving to such Member one month's notice in writing unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. **Payment in advance of a call**

23. On the trial or hearing of any action for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such money is due, that the resolution making the call is duly recorded in the minute book of the Company and that notice of such call was duly given to the Member sued in pursuance of these Articles. It shall not be necessary to prove the appointment of the Directors who made such call, nor any other matter whatsoever, but the proof of the matters aforesaid shall be conclusive evidence that the money is due. **Evidence in action for call**

24. No Member shall, unless the Directors otherwise determine, be entitled to receive any dividend or bonus, or to be present or vote at any general meeting, either personally or (save as proxy for another Member) by proxy, or to exercise any privileges as a Member, or be reckoned in a quorum, until he shall have paid all calls or other sums for **Not entitled to rights until all calls paid**

the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

FORFEITURE

25. If any Member fails to pay in full any call or any instalment of a call on the day appointed for payment thereof, the Directors may at any time thereafter, during such time as any part of the call remains unpaid, without prejudice to the provisions of Article 24, serve a notice on him requiring him to pay so much of the call as is unpaid together with interest accrued and any costs, charges and expenses incurred by reason of such non-payment.

Directors may require payment of call with interest and expenses

26. The notice shall name a further day (not being less than 14 days from the date of the notice) on or before which such call or part thereof and all interest accrued and costs, charges and expenses incurred by reason of such non-payment are to be paid, and it shall also name the place where payment is to be made, such place being either the Office or some other place at which calls of the Company are usually made payable. The notice shall also state that, in the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call is payable will be liable to forfeiture.

Notice requiring payment to contain certain particulars

27. If the requirements with regard to payment of any such notice as aforesaid are not complied with, any shares in respect of which such notice has been given may, at any time thereafter and before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect, and any such forfeiture shall extend to all dividends and bonuses declared in respect of the shares so forfeited but not payable until after such forfeiture. The Directors may accept surrender of any shares liable to be forfeited hereunder and in such cases references in these Articles to forfeiture shall include surrender.

Consequences of non-compliance with notice requiring payment

28. Any shares so forfeited shall be deemed for the purpose of this Article to be the property of the Company and may be sold, re-alloted or otherwise disposed of either subject to or discharged from all calls made prior to the forfeiture, to any person, upon such terms as to subscription price and otherwise and in such manner and at such time or times as the Directors think fit. For the purpose of giving effect to any such sale or other disposition, the Directors may authorise the transfer of the shares so sold or otherwise disposed of to the purchaser thereof or any other person becoming entitled thereto. The Directors shall account to the person whose shares have been forfeited with the balance (if any) of moneys received by the Company in respect of those shares after deduction of costs, charges and expenses of forfeiture, sale or disposal of the shares and any amount due to the Company in respect of the shares.

Disposal of forfeited shares

29. The Directors may, at any time before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, annul the forfeiture thereof upon such conditions as they think fit or permit the share forfeited to be redeemed upon the terms of payment of all calls and interest due thereon and all costs, charges and expenses incurred in respect of the share, and upon such further terms (if any) they think fit.

Directors may annul forfeiture or allow redemption

30. Any person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall notwithstanding the forfeiture be and remain liable to pay to the Company all moneys (including costs, charges and expenses incurred in respect of the shares) which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with interest thereon from the date of forfeiture until payment at such rate as the Directors may prescribe (not exceeding 20% per annum), and the Directors may enforce the payment of such moneys or any part thereof and without any deduction or allowance for the value of the shares at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purpose of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment. **Holder of forfeited shares remain liable for moneys due**

31. When any shares have been forfeited, notice of the resolution shall be given to the Member in whose name it stood immediately prior to the forfeiture and an entry shall be made in the Register recording the forfeiture and the date thereof, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry, and as soon as the shares so forfeited have been sold or otherwise disposed of, an entry shall also be made of the manner and date of the sale or disposal thereof. **Notice of forfeiture to be given and entered in Register**

LIEN

32. The Company shall have a first and paramount lien on every share (not being a fully paid up share) for all moneys outstanding in respect of such share whether presently payable or not, and the Company shall also have a first and paramount lien on every share (other than fully paid up shares) standing registered in the name of a Member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such Member or his estate to the Company, whether the same shall have been incurred before or after notice has been given to the Company of any interest of any person other than such Member, and whether the time for the payment or discharge of the same shall have already arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member or not. The Company's lien on a share shall extend to all dividends payable thereon. The Directors may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be wholly or in part exempt from the provisions of this Article. **Company to have a paramount lien**

33. The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of 14 days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death, bankruptcy or winding-up or otherwise by operation of law or court order. **Notice to pay amount due**

34. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debts or liabilities in respect whereof the lien exists so far as the same are presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale, the Directors may authorise some person to transfer the shares so sold to the purchaser thereof and may enter the purchaser's name in the Register as the holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale. **Application of sale proceeds**

35. A statutory declaration in writing that the declarant is a Director or the Secretary and that a share has been duly forfeited or surrendered or sold on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of any necessary transfer and sold note if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share. **Evidence of forfeiture, surrender etc.**

TRANSFER OF SHARES

36. The instrument of transfer of any shares shall be in writing in the usual common form or in such other form as the Board may accept and may be under hand only or, if the transferor or transferee is a Clearing House (or its nominee(s)), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time and shall be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person. **Form of transfer**

37. Every instrument of transfer shall be lodged at the Office for registration (or at such other place the Board may appoint for such purpose) accompanied by the certificate relating to the shares to be transferred and such other evidence as the Directors may require in relation thereto. All instruments of transfer which shall be registered shall be retained by the Company but, save where fraud is suspected, any instrument of transfer which the Directors may decline to register shall, on demand, be returned to the person depositing the same. **Lodgment of transfer**

38. There shall be paid to the Company in respect of the registration of a transfer and of any grant of probate or letters of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any share or for making of any entry in the Register affecting the title to any share such fee (if any) as the Directors may from time to time require or prescribe (but not exceeding the maximum amount as the Stock Exchange may from time to time permit). **Transfer fee**

39. The registration of transfers may be suspended at such times and for such periods as the Directors may, in accordance with the provisions of the Ordinance, from time to time determine and either generally or in respect of any class of shares. **Closing of transfer books**

40. The Directors may, subject to the provisions of the Ordinance, at any time in their absolute discretion and without assigning any reason therefor decline to register any transfer of any share (not being a fully paid up share). If the Directors refuse to register a transfer they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal. **Refusal to register**

41. The Directors may also decline to register any transfer unless: **Some grounds for refusal to register**

(a) the instrument of transfer is in respect of only one class of shares;

(b) in the case of a transfer to joint holders, the number of transferees does not exceed four;

(c) the shares concerned are free of any lien in favour of the Company;

(d) the instrument of transfer is properly stamped;

(e) such other conditions as the Directors may from time to time impose for the purpose of guarding against losses arising from forgery are satisfied;

(f) a fee not exceeding the maximum fee prescribed or permitted from time to time by the Stock Exchange is paid to the Company in respect thereof; and

(g) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer.

42. No transfer may be made to an infant or to a person of unsound mind or under other legal disability. **No transfer to infant etc**

TRANSMISSION OF SHARES

43. In the case of the death of a Member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, shall be the only person or persons recognised by the Company as having any title to his shares, but nothing herein contained shall release the estate of a deceased holder, whether sole or joint, from any liability in respect of any share solely or jointly held by him. **Transmission on death**

44. Any person becoming entitled to shares in consequence of the death, bankruptcy or winding-up of any Member or otherwise by operation of law or by court order shall, upon procuring such evidence of his title as the Directors may require, have the right either to be registered himself as the holder of the shares upon giving to the Company notice in writing of such his desire or to transfer such shares to some other person. All the limitations, restrictions and provisions of these Articles and the Ordinance relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as if the same were a transfer of shares by a Member, including the Directors' right to refuse or suspend registration. **Notice of election**

45. A person becoming entitled to shares in consequence of the death, bankruptcy or winding-up of any Member or otherwise by operation of law or by court order shall have the right to receive and give a discharge for any dividends or other moneys payable in respect of the shares, provided always that the Directors may at any time give notice requiring any such person to elect to be registered himself or to transfer the shares, and if the notice is not complied with within 60 days, the Directors may thereafter withhold payment of all dividends or other moneys payable in respect of the shares until the requirements of the notice have been complied with but, subject to the requirements of Article 77 being met, such a person may vote at meetings. **Rights of unregistered executors and trustees**

STOCK

46. The Company may from time to time by ordinary resolution convert any fully paid up shares into stock and may reconvert any stock into fully paid up shares of any denomination. After the passing of any resolution converting all the fully paid up shares of any class in the capital of the Company into stock, any shares of that class which subsequently become fully paid up and rank *pari passu* in all other respects with such shares shall, by virtue of this Article and such resolution, be converted into stock transferable in the same units as the shares already converted. **Conversion into stock**

47. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same regulations as the shares from which the stock arose might prior to conversion have been transferred or as near thereto as circumstances admit. The Directors may from time to time fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not, without the sanction of an ordinary resolution of the Company, exceed the nominal amount of each of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock. **Transfer of stock**

48. The holders of stock shall, according to the amount of the stock held by them, have the same rights as regards dividends, participation in assets on a winding-up, voting at general meetings of the Company and other matters as if they held the shares from which the stock arose, but no such right (except as to participation in dividends, profits and in assets on a reduction of capital or a winding-up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such right. **Rights of stock holders**

49. Such of these Articles as are applicable to fully paid up shares shall apply *mutatis mutandis* to stock, and the words "share" and "Member" in these Articles shall include "stock" and "stockholder", respectively. **Application of these Articles to stock**

INCREASE OF CAPITAL AND PURCHASE OF OWN SHARES

50. The Company may, from time to time, by ordinary resolution increase its authorised capital by such sum divided into shares of such amounts as the resolution shall prescribe. **Company may increase its capital**

51. The general meeting resolving upon the creation of any new shares may direct that the same or any of them shall be offered in the first instance, and either at par or at a premium or (subject to the provisions of the Ordinance) at a discount, to all the holders for the time being of any class of shares, in proportion to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of the new shares, and in default of any such direction, or so far as the same shall not extend, the new shares shall be at the disposal of the Directors, and Article 7 shall apply thereto. **General meeting may direct terms of issue**

52. The Company may exercise any powers conferred or permitted by or not prohibited by or not inconsistent with the Ordinance or any other ordinance from time to time to purchase or otherwise acquire its own shares and warrants (including any redeemable shares) at any price or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase or other acquisition made or to be made by any person of any shares or warrants in the Company and should the Company purchase or otherwise acquire its own shares or warrants, neither the Company nor the Board shall be required to select the shares or warrants to be purchased or otherwise acquired ratably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares, provided that in the case of purchases of redeemable shares (a) purchases not made through the market or by tender shall be limited to a maximum price and (b) if purchases are by tender, tenders shall be available to all Members alike and provided further that any such purchase or other acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by the Stock Exchange or the Securities and Futures Commission from time to time in force. **Purchase of own shares and provision of financial assistance for such purchase**

53. Subject to any direction or determination that may be given or made in accordance with the powers contained in these Articles, all new shares created pursuant to Article 50 shall be subject to the same provisions herein contained with reference to the payment of calls, transfer, transmission, forfeiture, lien and otherwise as the existing shares. **New shares subject to same provisions as existing shares**

ALTERATIONS OF SHARE CAPITAL

54. The Company may, from time to time, by ordinary resolution:

(a) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association of the Company, provided that in the sub-division of an existing share the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived and that the resolution whereby any share is sub-divided may determine that as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares; **Sub-division of shares into smaller amount**

(b) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions; **Division of shares into different classes**

(c) consolidate and divide its share capital or any part thereof into shares of larger amount than its existing shares; **Consolidation of shares into larger amount**

(d) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorised capital by the amount of the shares so cancelled; or **Cancellation of shares**

(e) make provision for the issue and allotment of shares which do not carry any voting rights. **Shares without voting rights**

55. The Company may by special resolution reduce its share capital and any capital redemption reserve fund, any share premium account or any other undistributable reserve in any manner allowed by law. **Reduction of capital**

56. Where any difficulty arises in regard to any sub-division under paragraph (a) of Article 54 or any consolidation and division under paragraph (c) of Article 54, the Directors may settle the same as they think expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of the sale in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Directors may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. **Directors may sell fractional shares**

MODIFICATION OF RIGHTS

57. All or any of the special rights attached to any class of shares (unless otherwise provided for by the terms of issue of the shares of that class) for the time being in issue may, subject to the provisions of the Ordinance, at any time, as well before as during liquidation, be altered or abrogated either with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class, and all the provisions contained in these Articles relating to general meetings shall *mutatis mutandis* apply to every such meeting but so that the quorum thereof shall be not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of the class, and that any holder of shares of that class present in person or by proxy may demand a poll. **Rights of Members may be modified**

58. The provisions of Article 57 shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the rights whereof are to be varied. **May vary rights of some only of a class of shares**

59. The special rights conferred upon the holders of shares or any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking *pari passu* therewith. **Rights not varied by creation of further shares**

GENERAL MEETINGS

60. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year. The annual general meeting shall be held at such time (within a period of not more than 15 months, or such longer period as the Registrar of Companies may authorise in writing, after the holding of the last preceding annual general meeting) and place as may be determined by the Directors. All other general meetings shall be called extraordinary general meetings. **Annual general meetings**

61. The Directors may, whenever they think fit, and shall on requisition in accordance with the Ordinance, proceed to convene an extraordinary general meeting. **Directors may convene extraordinary general meeting**

NOTICE OF GENERAL MEETINGS

62. Subject to the provisions of the Ordinance, an annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than 21 days' notice in writing, and any other general meeting shall be called by not less than 14 days' notice in writing. The notice shall specify the place, date and time of the meeting and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. There shall appear on every such notice with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint one proxy to attend and vote instead of him and that a proxy need not be a Member. **Length and contents of notice**

63. Notwithstanding that a meeting of the Company is called by shorter notice than that specified in these Articles or required by the Ordinance, it shall be deemed to have been duly called if it is so agreed: **Consent to shorter notice**

(a) in the case of a meeting called as the annual general meeting, by all the Members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

64. Notice of every meeting shall be given in the manner hereinafter mentioned to all Members other than such as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the Auditors. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting. **Notice to be given to all Members and effect of omission**

PROCEEDINGS AT GENERAL MEETINGS

65. All business shall be deemed special that is transacted at an extraordinary general meeting and at an annual general meeting with the exception of: **Business of general meetings**

(a) the receipt of the accounts and balance sheet and the reports of the Directors and other documents required to be annexed to the accounts;

(b) the declaration and sanction of dividends;

(c) the election of Directors in place of those retiring (if any);

(d) the appointment or re-appointment of the Auditors; and

(e) the fixing of, or the determination of the method of fixing, the remuneration or extra remuneration of the Directors and of the Auditors.

66. No business, save the election of a chairman of the meeting, shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Two Members present in person or by proxy and entitled to vote shall be a quorum for all purposes. **Quorum of general meeting**

67. If, within 30 minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition in accordance with the Ordinance, shall be dissolved, but in any other case, it shall stand adjourned to the same day in the next week at the same time and place, or to such other day, time and place as the chairman of the meeting may determine. If at such adjourned meeting a quorum is not present within 30 minutes from the time appointed for the meeting, the Member or Members **If quorum not present what shall be done**

present in person or by proxy shall be a quorum and may transact the business for which the meeting is called.

68. The chairman (if any) of the Board or, in his absence, a vice chairman (if any) shall preside as chairman of every meeting. If there is no such chairman or vice chairman or if at any meeting neither the chairman nor a vice chairman is present within 15 minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman of the meeting, the Directors present shall choose one of their number to act, or if one Director only is present, he shall preside as chairman of the meeting if he is willing to act. If no Director is present, or if each of the Directors present declines to act as chairman of the meeting, the persons present and entitled to vote shall elect one of their number to be chairman of the meeting. **Chairman of general meeting**

69. The chairman of any meeting at which a quorum is present may, with the consent of the meeting, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business which might have been transacted at the meeting from which the adjournment took place unless due notice thereof is given or such notice is waived in the manner prescribed by these Articles. When a meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or the business to be transacted thereat. **Adjournment of meeting**

VOTING

70. (a) At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by: **How questions decided and how poll demanded**

(i) the chairman of the meeting;

(ii) at least three Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting;

(iii) any Member or Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(iv) any Member or Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

(b) Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried unanimously or by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution. Declaration of chairman final and conclusive

71. A demand for a poll may be withdrawn only with the approval of the chairman of the meeting, at any time before the close of the meeting or the taking of the poll, whichever is earlier. If a poll is demanded, it shall (subject to the provisions of Article 73 hereof) be taken at such time (being not later than 30 days after the date of the demand) and in such manner as the chairman of the meeting may direct and he may appoint scrutineers (who need not be Members). No notice needs to be given of a poll not taken immediately. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded. Withdrawal of demand for poll and how poll is to be taken

72. In the case of an equality of votes at any general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to a second or casting vote. Chairman to have casting vote

73. A poll demanded upon the election of a chairman or upon a question of adjournment shall be taken forthwith. Any business, other than that upon which a poll has been demanded, may be proceeded with pending the taking of the poll. Time for taking a poll

74. (a) Save as expressly provided in these Articles, no person other than a Member duly registered and, unless the Directors otherwise determine, who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another Member) either personally or by proxy, or to be reckoned in a quorum at any general meeting. Who is entitled to vote

(b) No objection shall be made to the validity of any vote except at a meeting at which such vote shall be tendered and every vote whether given personally or by proxy not disallowed at such meeting shall be deemed valid for all purposes whatsoever of such meeting or poll. Validity of vote

(c) In case of any dispute as to voting, the chairman shall determine the same, and such determination shall be final and conclusive. Dispute as to voting

75. Subject to the provisions of the Ordinance, a resolution in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. A written notice of confirmation of such resolution in writing signed by or on behalf of a Member shall be deemed to be his signature to such resolution in writing for the purpose of this Article. Such resolution in writing may consist of several documents each signed by or on behalf of one or more Members. A resolution which is signed and sent by a Written resolutions of Members

Member by cable, facsimile message, telex message or other electronic means shall be treated as being signed by him for the purpose of this Article.

VOTES OF MEMBERS

76. Subject to Article 86 and to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at a general meeting every Member who is present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy shall be entitled, on a show of hands, to one vote only and, on a poll, to one vote for every share of which he is the holder. **Voting rights of Members**

77. Any person entitled under Article 45 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof. **Rights of executors and trustees to vote**

78. Votes may be given either personally or by proxy. A Member entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way. **Members may vote personally or by proxy**

79. A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other person may on a show of hands or on a poll, vote by proxy. If any Member is a minor, he may vote by his guardian or one of his guardians who may give their votes personally or by proxy. **Voting rights of lunatic or minor Members**

PROXIES

80. (a) A Member entitled to attend and vote at a meeting shall be entitled to appoint another person as his proxy to attend and vote instead of him, and a proxy so appointed shall also have the same right as the Member to speak at the meeting. A proxy need not be a Member. Subject to the provisions of these Articles, a Member may appoint only one proxy to attend and vote at a meeting instead of him. **Member may appoint proxy**

(b) An instrument appointing a proxy shall be in writing in any usual or common two way form or in any other two way form which the Directors may accept and the Directors may, if they think fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed, subject to the proviso hereinafter contained, to confer authority upon the proxy to demand or join in demanding a poll and to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit, provided that any form issued to a Member for **Form of instrument of proxy**

use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which special business (determined as provided in Article 65) is to be transacted shall be such as to enable the Member according to his intention to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such special business and shall, unless the contrary is stated therein, be valid as well for any adjournment of the meetings as for the meeting to which it relates.

81. The instrument appointing a proxy shall be signed by the appointor, or his duly authorised attorney, or if such appointor is a corporation, under its common seal or signed by some officer, attorney or other person duly authorised in that behalf. **Execution of instrument of proxy**

82. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, shall be deposited at the Office at least 48 hours before the time fixed for holding the meeting at which the person named in such instrument proposes to attend and vote, otherwise the person so named shall not be entitled to vote at that meeting except with the approval of the chairman of the meeting. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date of its execution, except at an adjourned meeting in cases where the meeting was originally held within 12 months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked. **Deposit of instrument of proxy**

83. Any Member may by power of attorney appoint any person to be his attorney for the purpose of attending and voting at any meeting, and such power may be a special power limited to any particular meeting or a general power extending to all meetings at which such Member is entitled to vote. Every such power shall be deposited at the Office at least 48 hours before the time fixed for holding the meeting at which such attorney proposes to attend and vote, otherwise the attorney shall not be entitled to vote at that meeting except with the approval of the chairman of the meeting. **Member may appoint attorney**

84. (a) An instrument of proxy may be revoked by forwarding to the Office written notification of such revocation signed by or on behalf of the person who issued or authorised the issue of the instrument of proxy. **Proxy may be revoked**

(b) A vote given in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the proxy or power of attorney or other authority, or transfer of the shares in respect of which the proxy is given, provided no intimation in writing of the death, insanity, revocation or transfer shall have been received at the Office at least 48 hours before the time fixed for holding the meeting, or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used. **Vote still valid despite revocation of authority**

85. Any corporation which is a Member may, by resolution of its directors or other governing body or by power of attorney, authorise such persons as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same rights and powers on behalf of the corporation which he represents as that corporation could exercise as if it were an individual Member. References in these Articles to a Member present in person at a meeting shall, unless the context otherwise requires, include a corporation which is a Member represented at the meeting by such duly authorised representative.

Corporate Member may appoint representative

CLEARING HOUSE ACTING BY PROXIES OR CORPORATE REPRESENTATIVES

86. Without prejudice to the generality of Article 85, if a Clearing House (or its nominee(s)) is a Member, it (or, as the case may be, its nominee(s)) may authorise such person or persons as it thinks fit to act as its proxy or proxies or representative or representatives at any meeting of the Company or at any meeting of any class of Members, provided that, if more than one person is so authorised, the proxy form or authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised under the provisions of this Article shall be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) which he represents as that Clearing House (or its nominee(s)) could exercise as if it were an individual Member and, on a show of hands, each such person shall be entitled to a separate vote.

Recognised Clearing House as Member

DIRECTORS

87. Unless and until otherwise determined by an ordinary resolution of the Company, the Directors shall be not fewer than two in number, and there shall be no maximum number of Directors.

Number of Directors

88. The Company shall keep in accordance with the Ordinance a register containing the names and addresses and occupations of its Directors and shall from time to time notify to the Registrar of Companies any change that takes place in such Directors as required by the Ordinance.

Register of Directors

89. A Director need not hold any shares. If invited by the Company, a Director who is not a Member shall nevertheless be entitled to attend and speak at general meetings.

Need not hold qualification shares

DIRECTORS' REMUNERATION

90. (a) The Directors shall be entitled to receive by way of remuneration for their services such sum as the Company may from time to time by ordinary resolution determine, which (unless otherwise directed by the resolution by which it is voted) is to be divided amongst the Directors in such proportions and in such manner as the Board may agree, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing shall not apply to a Director who holds any salaried employment or

Remuneration of Directors

office in the Company except in the case of sums paid in respect of Directors' fees.

(b) The Directors shall also be entitled to be repaid their reasonable travelling, hotel and other expenses incurred by them in or about the performance of their duties as Directors, including their expenses of travelling to and from Board meetings, committee meetings or general meetings or otherwise incurred whilst engaged in the business of the Company or in the discharge of their duties as Directors. **Reimbursement of expenses**

91. The Directors may award special remuneration out of the funds of the Company (by way of salary, commission or otherwise as the Directors may determine) to any Director who performs services which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director. **Special remuneration**

POWERS OF DIRECTORS

92. The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents for the Company, and may fix their remuneration, and may delegate (with or without power to sub-delegate as the Directors shall determine) to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. **Power to establish local boards**

93. The Directors may from time to time and at any time by power of attorney or other instrument appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other instrument may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. The Company may, by writing under the Seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the Seal. **Power to appoint attorneys**

94. Subject to and to the extent permitted by the Ordinance, the Company or the Directors, on behalf of the Company, may cause to be kept in any territory a branch register of Members resident in such territory, and the Directors may make and vary such regulations as they may think fit respecting the keeping of any such branch register. **Power to keep branch register**

95. All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine. The Company's bank accounts shall be kept with such banker or bankers as the Board shall from time to time determine. **Signature of cheques and bills**

96. (a) The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures, debenture stocks, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. Debentures, debenture stocks, bonds and other securities of the Company may be made assignable free from any equities between the Company and the person to which the same may be issued, and may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise. **Power to borrow, mortgage Company's assets and issue debentures**

(b) The Directors shall cause a proper register to be kept, in accordance with the provisions of the Ordinance, of all mortgages and charges affecting the property of the Company and shall duly comply with the requirements of the Ordinance in regard to the registration of mortgages and charges therein specified and otherwise. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge. **Register of mortgages to be kept**

97. The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependants of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such **Power to establish pension or superannuation funds for the benefit of employees etc.**

other company as aforesaid or of any such persons as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

APPOINTMENT AND REMOVAL OF DIRECTORS

98. At each annual general meeting, one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third, shall retire from office by rotation, provided that no Director holding office as chairman, vice chairman or Chief Executive shall be subject to retirement by rotation or be taken into account in determining the number of Directors to retire. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election. The Company at any general meeting at which any Directors retire may fill the vacated offices. **Rotation and retirement of Directors**

99. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless not less than seven days before the date appointed for the meeting there shall have been lodged at the Office or at the head office of the Company a notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected. **Member may propose person for election as Director**

100. If at any general meeting at which an election of Directors ought to take place the places of the retiring Directors are not filled, the retiring Directors or such of them as have not had their places filled shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until their places are filled, unless: **Retiring Directors deemed re-elected if places not filled**

(a) it shall be determined at such meeting to reduce the number of Directors;

(b) it is expressly resolved at such meeting not to fill such vacated offices;

(c) in any such case the resolution for re-election of a Director is put to the meeting and lost; or

(d) such Director has given notice in writing to the Company that he is not willing to be re-elected.

101. The Company may, from time to time, by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board. **Company may appoint Director by ordinary resolution**

102. The Company may by special resolution remove any Director notwithstanding anything in these Articles or in any agreement between him and the Company (but without prejudice to any right to damages for termination of such agreement not in accordance with the terms thereof), and may, if thought fit, by ordinary resolution appoint another person in his stead. Any person so elected shall hold office for such time only as the Director in whose place he is elected would have held the same if he had not been removed. **Company may remove Director by special resolution**

103. The Directors shall have power, exercisable at any time and from time to time, to appoint any other person as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time (if any) by the Members in general meeting and any Directors so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at each annual general meeting. **Directors may appoint Director**

104. The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as the number of Directors is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company, but for no other purpose. If there are no Directors able or willing to act, then any two Members may summon a general meeting for the purpose of appointing Directors. **Proceedings of Directors in case of vacancies**

ALTERNATE DIRECTORS

105. (a) Each Director shall have the power to appoint any person to be his alternate Director and may at his discretion remove such alternate Director. If such alternate Director is not another Director, such appointment, unless previously approved by the Board, shall have effect only upon and subject to it being so approved. Any appointment or removal of an alternate Director shall be effected by notice in writing signed by the appointor and delivered to the Office or tendered at a meeting of the Board, or in any other manner approved by the Board. An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a Director. **Appointment and rights of alternate Directors**

(b) Every person acting as an alternate Director shall (except as regards power to appoint an alternate Director and remuneration) be subject in all respects to the provisions of these Articles relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. **Alternate Director not agent of Director appointing him**

(c) An alternate Director may be paid reasonable expenses and shall be entitled to be indemnified by the Company to the same extent *mutatis mutandis* as if he were a Director but shall not be entitled to receive from the Company any fee in his capacity as an alternate Director. **Reasonable expenses and indemnity**

(d) Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature of an alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor. **Voting and signing of resolution by alternate Director**

(e) An alternate Director shall *ipso facto* cease to be an alternate Director if his appointor ceases for any reason to be a Director provided that, if at any meeting any Director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this Article which was in force immediately before his retirement shall remain in force as though he had not retired. **Cessation or retirement of Director appointing him**

DISQUALIFICATION OF DIRECTORS

106. The office of a Director shall *ipso facto* be vacated: **How Directors disqualified**

(a) if he becomes prohibited by law or court order from being a Director;

(b) if he becomes bankrupt or a receiving order is made against him or he makes any arrangement or composition with his creditors generally;

(c) if he becomes of unsound mind;

(d) if he absents himself from the meetings of the Board during a continuous period of six months, without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office;

(e) if he shall be removed from office by notice in writing served upon him signed by all his co-Directors;

(f) if he resigns his office;

(g) if he is removed by a special resolution of the Company; or

(h) if he is convicted of an indictable offence.

DIRECTORS' INTEREST

107. A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Ordinance. A general notice given to the Directors by a Director to the effect that he is a member or a director of a specified company or firm, and is to be regarded as interested in any contract, arrangement or dealing which may, after the date of the notice, be entered into or made with that company or firm, shall, for the purpose of this Article, be deemed to be a sufficient disclosure of interest in relation to any contract, arrangement or dealing so entered into or made. Without prejudice to the generality of the foregoing, a Director shall give notice to the Company of such matters relating to himself as may be necessary for the purposes of the relevant provisions of the Ordinance.

Declaration or disclosure of Director's interest

108. A Director may hold any other office or place of profit under the Company (other than the office of Auditors), and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director, for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article. No Director or intended Director shall be disqualified by his office from contracting with the Company, nor shall any contract or arrangement entered into by or on behalf of the Company with any Director or any firm or company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit, remuneration or other benefits realised by any such contract or arrangement by reason only of such Director holding that office or of any fiduciary relationship thereby established, provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested.

Director may hold other office under the Company and may contract with the Company subject to disclosure of interest

109. A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or proposal in which he is to his knowledge materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters, namely:

Director shall not vote in case of material interest except for the following matters

(a) any contract or arrangement for the giving of any security or indemnity to the Director in respect of money lent or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries;

Obligations incurred for benefit of the Company

(b) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has himself assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

Director assumed responsibility for obligation of the Company

(c) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

Participation in underwriting of share offer by the Company

(d) any contract or arrangement in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his interest in shares or debentures or other securities of the Company;

Director's interest same as other shareholders

(e) any proposal concerning any other company in which the Director is interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director is beneficially interested in shares of that company, other than a company in which the Director together with any of his associates is beneficially interested in 5% or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights (excluding for the purpose of calculating such 5% interest any indirect interest of such Director or his associates by virtue of an interest of the Company in such company);

Director's interest as officer or executive or shareholder of less than 5% of another company

(f) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors and employees of the Company or any of its subsidiaries and does not provide in respect of any such Director any privilege or advantage not generally accorded to the class of persons to whom such scheme or fund relates; and

Employee benefits scheme without preferential treatment to Directors

(g) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme for the benefit of the employees of the Company or any of its subsidiaries under which the Director may benefit.

Share option scheme

If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive, except in a case where the nature or extent of interest of the Director concerned as

Resolution of dispute on Director's interest

known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting, such question shall be decided by a resolution of the Board (for which purpose such chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive, except in a case where the nature or extent of the interest of the chairman as known to such chairman has not been fairly disclosed to the Board.

110. A Director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, chief executive officer or manager or other officer or member of any other company in which the Company is interested, and (unless otherwise agreed) shall not be liable to account to the Company for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, chief executive officer, manager or other officer or member of any such other company. The Board may exercise the voting powers conferred by the shares in any other company held or owned by the Company or exercisable by it as directors of such other company in such manner as in all respects as the Board thinks fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, chief executive officers, managers or other officers of such company) and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or be about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, chief executive officer, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid. A Director may be or become a director of any company promoted by the Company or in which it may be interested as a vendor, shareholder or otherwise and no such Director will be accountable for any benefits received as a director or member of such company. A Director or his firm may not act as the Auditors.

Director may hold office in other company without being liable to account to the Company

CHIEF EXECUTIVE AND OTHER APPOINTMENTS

111. The Directors may, from time to time, appoint one or more of their number to be Chief Executive, or to hold such office in the management, administration or conduct of the business of the Company as they may decide, and for such period and upon such terms and for such remuneration as the Directors may think fit, and the Directors may also, from time to time (subject to the provisions of any agreement between him or them and the Company) remove him or them from office, and appoint another or others in his or their place or places.

Directors may appoint Chief Executive

112. A Chief Executive (subject to the provisions of any agreement between him and the Company) shall be subject to the same provisions as to resignation and removal as the other Directors, and shall *ipso facto* and immediately cease to be Chief Executive if he shall cease to hold the office of Director.

Resignation and removal of Chief Executive

113. The Directors may, from time to time, entrust to and confer upon any Chief Executive or Director, holding any other office in the management, administration or conduct of the business of the Company, such of the powers exercisable under these Articles by the Directors as they may think fit, and may confer such powers for such time, and to be exercised for such objects and purposes, and upon such terms and conditions and with such restrictions as they may consider expedient, and may from time to time revoke, withdraw, alter or vary all or any of such powers. **Directors may confer powers on Chief Executive**

PROCEEDINGS OF DIRECTORS

114. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Until otherwise determined by the Board, two Directors shall constitute a quorum. For the purpose of this Article, an alternate Director shall be counted in a quorum but, notwithstanding that an alternate Director is also a Director or is an alternate for more than one Director, he shall for quorum purposes count as only one Director. Matters arising at any meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman of the meeting shall have a second or casting vote. A Director or the Secretary may, at any time, summon a meeting of the Directors. A meeting of the Board or any committee of the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting. **Quorum, how matters decided and how meetings held**

115. Notice of a meeting of Directors shall be deemed to be duly given to a Director if it is given to him personally, in writing or by word of mouth, or sent to him at his last known address or any other address given by him to the Company for this purpose. A Director absent or intending to be absent from Hong Kong may request the Board that notices of Board meetings shall, during his absence, be sent to him at his last known address or any other address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to Directors not so absent and in the absence of any such request, it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from Hong Kong. A Director may waive notice of any meeting either prospectively or retrospectively. **Notice of Board meetings**

116. The Directors may elect a chairman and one or more vice chairmen of its meetings and determine the period for which they are respectively to hold office, but if no such chairman or vice chairman is elected, or if at any meeting neither the chairman nor any vice chairman is present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be chairman of such meeting. **Chairman of Board meetings**

117. A meeting of the Directors at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board generally. **A quorum may act**

118. The Directors may, from time to time, appoint committees consisting of one or more persons as they think fit, and may delegate any of their powers to any such committee and, from time to time, revoke any such delegation and discharge any such committee wholly or in part. Any committee so appointed shall, in the exercise of the powers so delegated, conform to any regulations that may, from time to time, be imposed upon it by the Directors. All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company. **Power to appoint committees and to delegate**

119. The meetings and proceedings of any such committee consisting of two or more members shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors, insofar as the same are not superseded by any regulations made by the Directors under Article 118. **Proceedings of committee**

120. A resolution in writing signed by a majority of the Directors, or their alternate Directors, for the time being entitled to receive notice of a meeting of the Board or by a majority of the members of a committee for the time being shall be as valid and effectual for all purposes as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly convened and held. A written notification of confirmation of such resolution in writing signed by a Director or his alternate Director or, as the case may be, a member of such committee shall be deemed to be his signature to such resolution in writing for the purpose of this Article. Such resolution in writing may consist of several documents, each signed by one or more Directors or their alternate Directors or, as the case may be, members of such committee. A resolution which is signed and sent by a Director or his alternate Director or a member of such committee by cable, facsimile message, telex message or other electronic means shall be treated as being signed by him for the purpose of this Article. **Written resolution of Directors or members of committee**

121. All acts done *bona fide* by any meeting of the Board or of a committee of the Board, or by any person acting as a Director or member of a committee, shall, notwithstanding that there was some defect in the appointment of any such Directors or persons acting as aforesaid, or that they or any of them were disqualified, or had vacated office, be as valid as if every such person had been duly appointed and was qualified and continued to be a Director or member of such committee. **Acts of Directors or committee member valid notwithstanding defective appointment etc.**

MINUTES

122. The Directors shall cause to be entered and kept in books provided for the purpose minutes of the following: **Minutes**

(a) all appointments of officers;

(b) all the names of the Directors and any alternate Director who is not also a Director present at each meeting of the Directors and of any committee; and

(c) all resolutions and proceedings of general meetings and of meetings of the Directors and committees.

Any such minutes of any meeting of the Directors, or of any committee, or of the Company, if purporting to be signed by the chairman of such meeting, or by the chairman of the next succeeding meeting, shall be receivable as evidence of the proceedings of such meeting.

SEAL

123. The Directors shall procure a common seal to be made for the Company, and shall provide for the safe custody thereof. The Seal shall not be affixed to any instrument except by the authority of the Directors or a committee authorised by the Board in that behalf, and every instrument to which the Seal shall be affixed shall be signed by one Director and shall be countersigned by the Secretary or by a second Director or by some other person appointed by the Directors for the purpose, provided that the Board may either generally or in any particular case or cases resolve (subject to such restrictions as to the manner in which the Seal may be affixed as the Board may determine) that such signature may be affixed to certificates for shares or debentures or representing any other form of security by some mechanical means other than autographic to be specified in such resolution or that such certificates need not be signed by any person. Every instrument executed in the manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given. **Authority to use Seal**

124. The Company may have an official seal for use for sealing certificates for shares or other securities issued by the Company as permitted by the provisions of the Ordinance (and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document to which such official seal is affixed and such certificates or other document shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid) and an official seal for use abroad under the provisions of the Ordinance where and as the Board shall determine, and the Company may by writing under the Seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such official seal as aforesaid. **Official seal for sealing certificates or for use abroad**

125. The Company may exercise all the powers of having official seals conferred by the Ordinance and such powers shall be vested in the Directors. **Powers regarding official seals**

SECRETARY

126. The Directors shall appoint such person, persons or entities to be Secretary or Joint Secretaries of the Company for such period, at such remuneration and upon such conditions as they may think fit, and any Secretary or Joint Secretaries so appointed may be removed by them. Anything by the Ordinance or these Articles required or authorised to be done by or to the Secretary or Joint Secretaries, if the office is vacant or there is for any other reason no person capable of acting in the capacity as Secretary or Joint Secretaries, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Board. **Appointment of Secretary and in case of vacancy**

DIVIDENDS AND RESERVES

127. The Company may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors. **Company may declare dividends**

128. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this Article, no amount paid on a share in advance of calls shall be treated as paid on the share. **Apportionment of dividends**

129. The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts and liabilities in respect of which the lien exists. The Board may deduct from any dividend or bonus payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise. **Retention where lien exists**

130. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall *mutatis mutandis* apply to capitalisations to be effected in pursuance of these Articles. **Record date for dividends**

131. Any general meeting sanctioning a dividend may make a call on the Members of such amount as the meeting fixes, but so that the call on each Member shall not exceed the dividend payable to him, and so that the call shall be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the Member, be set off against the call. **May make call at the same time**

132. (a) In respect of any dividend which the Board has resolved to pay or any dividend declared or sanctioned or proposed to be declared or sanctioned by the Board or by the Company in general meeting, the Board may determine and announce, prior to or contemporaneously with the announcement, declaration or sanction of the dividend in question: **Scrip dividend**

either

(i) that Members entitled thereto will receive in lieu of such dividend (or such part thereof as the Board may think fit) an allotment of shares credited as fully paid provided that the Members are at the same time accorded the right to elect to receive such dividend (or part thereof as the case may be) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(A) the basis of any such allotment shall be determined by the Board;

(B) the Board, after determining the basis of allotment and notwithstanding that the number of shares to be allotted may not be calculated until after notice to the Members has been given as required by the provisions of this sub-paragraph and subject to the provisions of sub-paragraph (D) below, shall give notice in writing to the Members of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective, which shall be not less than two weeks from the date on which the notice above referred to was despatched to the Members;

(C) the right of election accorded to the Members as aforesaid may be exercised in whole or in part;

(D) the Board may resolve:

(I) that the right of election accorded to Members as aforesaid may be exercised so as to take effect on all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (i) of this paragraph (a) of this Article; and/or

(II) that a Member who does not exercise the right of election accorded to him as aforesaid either in whole or in part may notify the Company that he will not exercise the right of election accorded to him in respect of all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (i) of this paragraph (a) of this Article,

provided that a Member may exercise such election or give such notice in respect of all but not some of the shares held by him and may at any time give seven days' notice in writing to the Company of the revocation of such an election or such a notice which revocation shall take effect at the expiry of such seven days, and until such revocation has taken effect, the Board shall not be obliged to give to such Member notice of the right of election accorded to him or send to him any form of election;

(E) the dividend (or that part of the dividend in lieu of which an allotment of shares is to be made as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (the "**Non-Elected Shares**") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the Non-Elected Shares on the basis of allotment determined as aforesaid and for such purpose, the Board shall capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate nominal amount of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Non-Elected Shares on such basis; and

(F) the Board may resolve that the shares to be allotted shall be allotted at a premium provided that the premium is credited as fully paid up and in such case the Board shall, in addition to the amount to be capitalised and applied pursuant to sub-paragraph (E) above and for the purposes therein set out, capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate amount of the premium on the shares to be allotted and shall apply the same together with the sum to be applied pursuant to sub-paragraph (E) above and on the basis therein set out in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Non-Elected Shares;

or

(ii) that Members entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(A) the basis of any such allotment shall be determined by the Board;

(B) the Board, after determining the basis of allotment and notwithstanding that the number of shares to be allotted may not be calculated until after notice to the Members has been given as required by the provisions of this sub-paragraph and subject to the provisions of sub-paragraph (D) below, shall give notice in writing to the Members of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective, which shall be not less than two weeks from the date on which the notice above referred to was despatched to the Members;

(C) the right of election accorded to the Members as aforesaid may be exercised in whole or in part;

(D) the Board may resolve:

(I) that the right of election accorded to Members as aforesaid may be exercised so as to take effect on all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (ii) of this paragraph (a) of this Article; and/or

(II) that a Member who does not exercise the right of election accorded to him as aforesaid either in whole or in part may notify the Company that he will not exercise the right of election accorded to him in respect of all future occasions (if any) when the Board makes a determination pursuant to sub-paragraph (ii) of paragraph (a) of this Article,

provided that a Member may exercise such election or give such notice in respect of all but not some of the shares held by him and may at any time give seven days' notice in writing to the Company of the revocation of such an election or such a notice which revocation shall take effect at the expiry of such seven days, and until such revocation has taken effect, the Board shall not be obliged to give to such Member notice of the right of election accorded to him or send to him any form of election;

(E) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised (the "**Elected Shares**") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the Elected Shares on the basis of allotment determined as aforesaid and for such purpose, the Board shall capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate nominal amount of shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst the holders of the Elected Shares on such basis; and

(F) the Board may resolve that the shares to be allotted shall be allotted at a premium provided that the premium is credited as fully paid up and in such case the Board shall, in addition to the amount to be capitalised and applied pursuant to sub-paragraph (E) above and for the purpose therein set out, capitalise and apply out of the amount standing to the credit of the share premium account or out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account) as the Board may determine, a sum equal to the aggregate amount of the premium on the shares to be allotted and shall apply the same together with the sum to be applied pursuant to sub-paragraph (E) above and on the basis therein set out in paying up in full the appropriate number of unissued shares for allotment and distribution to and amongst holders of the Elected Shares.

(b) The shares allotted pursuant to the provisions of paragraph (a) of this Article shall rank *pari passu* in all respects with the fully paid shares then in issue, save only as regards participation: **Shares allotted to rank *pari passu***

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend,

unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (a) of this Article in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board

shall specify that the shares to be allotted pursuant to the provisions of paragraph (a) of this Article shall rank for participation in such distribution, bonus or rights.

(c) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (a) of this Article with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

Powers of Directors to effect capitalisation

(d) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that, notwithstanding the provisions of paragraph (a) of this Article, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to Members to elect to receive such dividend in cash in lieu of such allotment.

Company may resolve not to offer right to elect

(e) The Board may on any occasion when it makes a determination pursuant to paragraph (a) of this Article, resolve that no allotment of shares or rights of election for shares to be issued pursuant to such determination shall be made available or made to any Members with registered addresses in any particular territory or territories or to a Depositary where the allotment of shares or the circulation of an offer of such rights of election would or might, in the opinion of the Board, be unlawful or would or might, in the opinion of the Board, be unlawful in the absence of a registration statement or other special formalities, and in such event the provision aforesaid shall be read and construed subject to such resolution and the only entitlement of Members in any such territory or territories shall be to receive in cash the relevant dividend resolved to be paid or declared. "**Depositary**" means a custodian or other person (or a nominee for such custodian or other person) appointed under contractual arrangements with the Company or other arrangements approved by the Board whereby such custodian or other person or nominee holds or is interested in shares or rights or interests in shares and issues securities or other documents of title or otherwise evidencing the entitlement of the holder thereof to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purpose of these Articles and shall include, where approved by the Board, the trustees (acting in their capacity as such) of any employees' share scheme established by the Company or any other schemes or arrangements principally for the benefit of

Overseas Members or Depositary as Member

employees of the Company and/or its subsidiaries which have been approved by the Board.

(f) The Board may at any time resolve to cancel all (but not some only) of the elections made and the notices given by the Members pursuant to sub-paragraphs (i)(D) and (ii)(D) of paragraph (a) of this Article by giving seven days' notice in writing to the relevant Members. **Board may cancel elections made**

(g) The Board may on any occasion determine that rights of election under paragraph (a) of this Article shall not be made available to Members who are registered in the Register, or in respect of shares the transfer of which is registered, after a date fixed by the Board and in such event the provisions aforesaid shall be read and construed subject to such determination. **Board may determine record date for election**

133. No dividend shall be payable except out of the profits or other distributable reserves of the Company, and no dividend shall bear interest as against the Company. **Dividends payable out of profits and shall not bear interest**

134. The Directors may, if they think fit, from time to time, resolve to pay to the Members such interim dividends as appear to the Directors to be justified by the reserves of the Company. If at any time the share capital of the Company is divided into different classes, the Directors may resolve to pay such interim dividends in respect of those shares which confer on the holders thereof deferred or non-preferred rights as well as in respect of those shares which confer on the holders thereof preferential or special rights in regard to dividend, and provided that the Directors act *bona fide*, they shall not incur any responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights. The Directors may also resolve to pay at half yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if they are of the opinion that the reserves of the Company justify the payment. **Interim dividends**

135. All dividends unclaimed after a period of one year from the date of declaration of such dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed, and all dividends unclaimed after a period of six years from the date of declaration of such dividends may be forfeited by the Directors and shall revert to the Company. The payment into a separate account of any moneys payable in respect of a dividend shall not constitute the Company a trustee in respect thereof for any person. **Unclaimed dividends**

136. Unless otherwise directed, any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled or, in the case of joint holders, to the registered address of that one whose name stands first on the Register in respect of the joint holding or addressed to such person at such address as the holder or joint holders shall direct. The Company shall not be liable or responsible for any cheque or warrant lost in transmission nor for any dividend or other moneys lost to the Member or person entitled thereto by the forged endorsement of any cheque or **Dividends payable by cheque or warrant**

warrant. Payment of the cheque or warrant by the banker on whom it is drawn shall be a good discharge to the Company.

137. The Directors may distribute in specie or in kind among the Members in satisfaction in whole or in part of any dividend any of the assets of the Company, and in particular any shares or securities of other companies to which the Company is entitled and where any difficulty arises in regard to the distribution, the Board may settle the same as it thinks expedient, and in particular may issue fractional certificates, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. Where required, a contract shall be filed in accordance with the provisions of the Ordinance and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective.

Distribution in specie or in kind in satisfaction of dividend

138. Before recommending a dividend, the Directors may set aside any part of the net profits of the Company to one or more reserves, and may apply the same either by employing it in the business of the Company or by investing it in such manner as they may think fit and the income arising from such reserves shall be treated as part of the profits of the Company. Such reserves may be applied for the purpose of maintaining the property of the Company, replacing wasting assets, meeting contingencies, forming an insurance fund, equalising dividends, paying special dividends or for any other purpose for which the undivided profits of the Company may lawfully be used and, until the same shall be so applied, it shall be deemed to remain undivided profit. The Directors may also carry forward as undivided profit any profit or balance of profit which they may not think fit to recommend as dividend or to place to reserve.

Directors may place undivided profit in reserve

AUTHENTICATION OF DOCUMENTS

139. Any Director or the Secretary or other authorised officer of the Company shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts and, where any books, records, documents or accounts are elsewhere than at the Office, the local manager or such other officer of the Company having the custody thereof shall be deemed to be the authorised officer of the Company as aforesaid. A document purporting to be a copy of a resolution or an extract from the minutes of a meeting of the Company or of the Directors or any local board or committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the

Authentication of documents

case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

CAPITALISATION OF RESERVES ETC.

140. The Company in general meeting may, upon the recommendation of the Directors, resolve to capitalise any part of the Company's reserves or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to a dividend and accordingly, that such part be divided amongst the Members who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same is not paid in cash but is applied as a capitalisation issue either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such Members in the proportion aforesaid, or partly in one way and partly in the other, provided that any amount standing to the credit of a share premium account or a capital redemption reserve fund may, for the purpose of this Article, only be applied in the paying up of unissued shares to be issued to Members as fully paid up shares.

Company may resolve to approve capitalisation issue

141. Whenever such a resolution as aforesaid shall have been passed, the Directors shall make all appropriations and applications of the reserves and undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid up shares, debentures or other securities and generally shall do all acts and things required to give effect thereto.

Directors to give effect to such resolution

142. For the purpose of giving effect to any resolution under Articles 137 and 140 hereof, the Directors may settle any difficulty which may arise in regard to the distribution or capitalisation issue as they think expedient and, in particular, may issue fractional certificates and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any Members based upon the value so fixed or that fractions of such value as the Directors may determine may be disregarded in order to adjust the rights of all parties, and may vest any such cash or specific assets in trustees upon such trusts for the persons entitled to the distribution or capitalisation issue as may seem expedient to the Directors. The provisions of the Ordinance in relation to the filing of contracts for allotment shall be observed, and the Directors may appoint any person to sign such contract on behalf of the persons entitled to share in the distribution or capitalisation issue, and such appointment shall be effective and binding upon all concerned, and the contract may provide for the acceptance by such persons of the shares, debentures or other securities to be allotted and distributed to them respectively in satisfaction of their claims in respect of the sum so capitalised.

Powers of Directors in distribution or capitalisation issue

ACCOUNTS AND AUDITORS

143. The Directors shall cause proper books of account to be kept with respect to: **Proper books of account to be kept and right to inspect**

(a) all sums of money received and expended by the Company and the matters in respect of which such receipt and expenditure take place; and

(b) the assets and liabilities of the Company.

Proper books shall not be deemed to be kept if there are not kept such books of accounts as are necessary to give a true and fair view of the transactions. The books of account shall be kept at the Office or, subject to the Ordinance, at such other place or places as the Directors think fit and shall at all times be open to inspection by the Directors. No Member (not being a Director) shall have any right of inspection of any account, book or document of the Company except as conferred by law or authorised by the Directors.

144. The Directors shall from time to time, in accordance with the provisions of the Ordinance, cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are required by the Ordinance. **Profit and loss accounts and balance sheets**

145. Subject to paragraph (a) of Article 150, the Company may, after it has made adequate arrangements to ascertain the preference of its Members, holders of its debentures and all other persons entitled to receive notices of general meetings of the Company and in accordance with applicable laws and regulations, deliver or send to each of the aforesaid persons a copy of either (i) the relevant financial documents or (ii) the summary financial report at least 21 days before the date of the general meeting, provided that this Article shall not require a copy of those documents to be sent to any Member or holder of debentures of the Company or other person entitled to receive notices of general meetings of the Company of whose address the Company is not aware nor to more than one of the joint holders of any shares or debentures nor in other circumstances permitted by applicable laws and regulations. **Delivery of relevant financial documents or summary financial report**

146. Auditors shall be appointed and their duties regulated in the manner provided by the Ordinance. **Appointment of Auditors**

147. Subject as otherwise provided by the Ordinance, the remuneration of the Auditors shall be fixed by the Company in general meeting, provided always that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Board. **Remuneration of Auditors**

148. Every statement of accounts audited by the Auditors and presented by the Board at a general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of accounts amended in respect of the error shall be conclusive. **Statement of accounts conclusive after approval**

CORPORATE COMMUNICATIONS

149. The Company may, to the extent permitted by and in accordance with applicable laws and regulations, make copies of its listing documents (together with the relative application form) available to the public: **Delivery of listing documents in electronic format**

(a) in electronic format on CD ROM (together with the relative application form in electronic format on the same CD ROM); and/or

(b) in electronic format through publication of the listing document (together with the relative application form) on the Company's own website on a continuous basis for at least five years from the date of first publication.

150. (a) The Company may, after it has made adequate arrangements to ascertain the preference of the holders of its securities and other persons entitled to receive notices of general meetings of the Company and to the extent permitted by and in accordance with applicable laws and regulations, send or otherwise make available using electronic means or by posting on the Company's own website any corporate communication which it is required by the Listing Rules or the Ordinance to send, mail, despatch, issue, publish or otherwise make available to the relevant holders of its securities or other persons entitled to receive notices of general meetings of the Company and any such corporate communication sent or otherwise made available using electronic means or by posting on the Company's own website shall be deemed to satisfy the requirements in the Listing Rules or the Ordinance that such corporate communication be sent, mailed, despatched, issued, published or otherwise made available by the Company to the relevant holders of its securities or other persons entitled to receive notices of general meetings of the Company. **Delivery of corporate communication by electronic means or by posting on website**

(b) Any requirement in the Listing Rules and/or these Articles that a corporate communication, notice or other document must be in writing or in printed form may be satisfied by such corporate communication, notice or other document being in electronic format in compliance with this Article 150. **In writing includes in electronic format**

(c) Any corporate communication which is made available by the Company, in compliance with this Article 150, to the relevant holders of its securities or other persons entitled to receive notices of general meetings of the Company by posting on the Company's own website shall be deemed to have been given to such holders or persons at the time when such corporate communication is first posted on the Company's own website. Any corporate communication which is made available by the Company, in compliance with this Article 150, by using electronic means shall be deemed to have been served or delivered on the day following that on which it was sent by or on behalf of the Company. **Deemed service of corporate communication posted on website or sent by electronic means**

151. Where the Company is required by the Listing Rules to send, mail, despatch, issue, publish or otherwise make available any corporate communication in both English and Chinese, the Company may, where it has made adequate arrangements to ascertain whether or not a holder of its securities wishes to receive the English language version only or the Chinese language version only and to the extent permitted by and in accordance with applicable laws and regulations, send the English language version only or the Chinese language version only (in accordance with the holder's stated wish) to the holder concerned. **May send English or Chinese language version of corporate communication only**

NOTICES

152. Subject to Articles 145 and 150, any notice or other document to be given or issued shall be in writing to the Members, may be served by the Company upon any Member either personally or by sending it by mail, postage prepaid, addressed to such Member at his registered address, and, in any case where the registered address of a Member is outside Hong Kong, by prepaid airmail. **Manner of service of document on Members**

153. Any notice sent by mail shall be deemed to have been served, in the case where the Member's registered address is in Hong Kong, on the day following that on which the notice is mailed in Hong Kong, and in any other case, on the fifth day after the day of mailing. In proving such service, it shall be sufficient to prove that the notice was properly addressed and mailed, postage prepaid. **Time of service**

154. Any person who, by operation of law, transfer or other means whatsoever, shall become entitled to any share shall be bound by every notice in respect of such share which, previously to his name and address being entered in the Register, shall be duly given to the person from whom he derives his title to such share. **Service on person not registered with the Company**

155. Any notice or document delivered or sent by mail to, or left at the registered address of, any Member, in pursuance of these Articles, shall, notwithstanding such Member is then deceased or bankrupt, and whether or not the Company has notice of his decease or bankruptcy, be deemed to have been duly served in respect of any shares held by such Member, whether held solely or jointly with other persons by such Member, until some other person is registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his executors, administrators or assigns and all persons (if any) jointly interested with him in any such share. **Service on deceased or bankrupt Members**

156. Any summons, notice, order or other document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid letter, envelope or wrapper, addressed to the Company or to such officer at the Office. **Manner of service of document on the Company**

157. The signature to any notice to be given by the Company may be written or printed. **Signature to notice**

158. Subject to any special provisions contained in these Articles or in the Ordinance, all notices required to be given by advertisement shall be advertised in at least one daily Chinese newspaper and one daily English newspaper circulating in Hong Kong and shall be deemed to be served on the day on which the advertisement appears.

Notice given by advertisement

159. In reckoning the period for any notice given under these Articles, the day on which notice is served, or deemed to be served, and the day for which such notice is given shall be excluded.

Calculation of notice period

WINDING-UP

160. If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the Members in proportion to the capital paid up on the shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up on the shares held by them respectively. This Article is, however, subject to the rights of the holders of any shares which may be issued on special terms or conditions.

Distribution of assets on winding-up

161. If the Company shall be wound up, the liquidator (whether voluntary or official) may, with the sanction of a special resolution of the Company, divide among the Members in specie or in kind the whole or any part of the assets of the Company or vest any part of the assets of the Company in trustees upon such trusts for the benefit of the Members or any of them as the resolution shall provide. Any such resolution may provide for and sanction a distribution of any specific assets amongst different classes of Members otherwise than in accordance with their existing rights, but each Member shall in that event have a right of dissent and other ancillary rights in the same manner as if such resolution were a special resolution passed pursuant to section 237 of the Ordinance.

Distribution in specie or in kind

162. In the event of a winding-up of the Company in Hong Kong, every Member who is not for the time being in Hong Kong shall be bound, within 14 days after the passing of an effective resolution to wind-up the Company voluntarily, or within the like period after the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding-up of the Company may be served and, in default of such nomination, the liquidator of the Company shall be at liberty on behalf of such Member to appoint some such person, and service upon any such appointee shall be deemed to be a good personal service on such Member for all purposes, and where the liquidator makes any such appointment he shall, with all convenient speed, give notice thereof to such Member by advertising in such English language daily newspaper circulating in Hong Kong as he shall deem appropriate or by a registered letter sent through the post and addressed to such Member at his address as appearing in the Register, and such notice shall be deemed to be served on the day on which the advertisement appears or the letter is posted.

Appointment of process agent by Members

INDEMNITY

163. (a) Every Director, alternate Director, Chief Executive, manager, Secretary and officer of the Company and the Auditors shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, Chief Executive, manager, Secretary, officer or Auditors in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application under the Ordinance in which relief from liability is granted to him by the court. **Company's indemnity to officers etc.**

(b) Subject to the provisions of the Ordinance, if any Director or other person shall become personally liable for the payment of any sum primarily due from the Company, the Directors may execute or cause to be executed any mortgage, charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Director or person so becoming liable as aforesaid from any loss in respect of such liability. **Creation of mortgage by way of indemnity**

(c) Subject to the provisions of the Ordinance, the Directors may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is a Director, alternate Director, manager, Secretary and officer of the Company and the Auditors for the purpose of indemnifying such persons and keeping them indemnified against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company. **Insurance**

DESTRUCTION OF DOCUMENTS

164. (a) Subject to the provisions of the Ordinance, the Company may destroy: **Length of retention of documents before destruction and presumption of conclusiveness after destruction**

(i) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(ii) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date on which such mandate, variation, cancellation or notification was recorded by the Company;

(iii) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(iv) any other document, on the basis of which any entry in the Register is made, at any time after the expiry of six years from the date on which an entry in the Register was first made in respect of it,

and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other

document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

(1) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(2) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and

(3) references in this Article to the destruction of any document include reference to its disposal in any manner.

(b) Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a)(i) to (iv) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf, provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim. **Destruction of documents which have been microfilmed or electronically stored**

UNTRACEABLE MEMBERS

165. Without prejudice to the rights of the Company, the Company may cease sending such cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered. **Dividend cheques uncashed or returned undelivered**

166. The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless: **Power of the Company to sell shares of untraceable Member**

(a) all cheques or warrants in relation to the payment of dividends, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by these Articles have remained uncashed or unclaimed;

(b) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law;

(c) the Company has caused an advertisement to be inserted in English in one English language daily newspaper and in Chinese in one Chinese language daily newspaper (provided that the aforesaid daily newspapers shall be included in the list of newspapers issued and published in the Hong Kong Government Gazette for the purpose of section 71A of the Ordinance) advertising its intention to sell such shares and a period of three months has elapsed since the date of such advertisement; and

(d) the Company has notified the Stock Exchange of its intention to effect such sale.

For the purpose of the foregoing, "**relevant period**" means the period commencing 12 years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

The manner, timing and terms of any sale of shares pursuant to this Article (including, but not limited to, the price or prices at which the same is made) shall be such as the Board determines, based upon advice from such bankers, brokers or other persons as the Board considers appropriate consulted by it for the purposes, to be reasonably practicable having regard to all the circumstances, including the number of shares to be disposed of and the requirement that the disposal be made without delay, and the Board shall not be liable to any person for any of the consequences of reliance on such advice.

Manner of sale and application of proceeds of sale

167. To give effect to any such sale pursuant to Article 166, the Board may authorise any person to transfer the said shares and the instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and, upon receipt by the Company of such proceeds, it shall become indebted to the former Member by carrying all moneys in respect thereof to a separate account for an amount equal to such net proceeds. No trusts shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall include any additional shares which during the relevant period or during any period ending on the date when all the requirements of sub-paragraphs (a) to (d) of Article 166 have been satisfied have been issued in respect of those held at the beginning of such relevant period and shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

INFORMATION

168. No Member (not being a Director) shall be entitled to require discovery of or any information in respect of any details of the Company's trading and any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the Members to communicate to the public.

Member not entitled to discovery of the Company's trade secret etc.

Names, Addresses and Descriptions of Subscribers

BANK OF CHINA
1 Fuxingmen Nei Dajie
Beijing 100818
The People's Republic of China

Corporation
(Sd.) by Liu Mingkang (Chairman and President)

(Sd.) LIU MINGKANG
Building No. 3-602
Lingjing Xiao Qu West District
Beijing
The People's Republic of China

Banker

Dated this 3rd day of September, 2001.

WITNESS to the above signatures:

(Sd.) LI WEI
C712 Beijing Lufthansa Center
50 Liangmaqiao Road
Beijing 100016
The People's Republic of China

Legal Assistant